UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2007
Commission File Number 001-04192
KHD Humboldt Wedag International Ltd.
(Translation of registrant’s name into English)
Suite 702, 7th Floor, Ruttonjee House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong, China SAR
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 — ☐

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
NOTICE OF ANNUAL MEETING AND SPECIAL MEETING
OF THE HOLDERS OF COMMON SHARES
TO BE HELD ON JULY 27, 2007
MANAGEMENT INFORMATION CIRCULAR
June 22, 2007
Please carefully read this Management Information Circular, including its schedules and the documents incorporated by reference herein, as they contain detailed information relating to, among other things, the plan of arrangement that the shareholders of KHD Humboldt Wedag International Ltd. will be voting on at the annual and special meeting.
If you are in doubt as to how to deal with these materials or the matters they describe, please consult your professional advisor or the Company at Suite 702, 7th Floor, Ruttonjee House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China.
No securities regulatory authority has expressed an opinion on or in any way passed upon the merits of the transaction described in this Management Information Circular or the securities to be issued thereby and it is an offense to claim otherwise.

June 22, 2007
To our shareholders:
You are cordially invited to attend the annual and special meeting (the “Meeting”) of the shareholders of KHD Humboldt Wedag International Ltd. (the “Company”) to be held at 10:00 a.m. (Hong Kong time) on Friday, July 27, 2007 at the offices of the Company at Suite 702, 7th Floor, Ruttonjee House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China. These materials outline in detail, in addition to the usual annual meeting business, a proposed plan of arrangement pursuant to which the Company will, among other things, indirectly distribute certain of the Company’s real estate interests and other assets to the Company’s shareholders. It is also being proposed that the shareholders of the Company approve a 2-for-1 forward split of the Company’s common shares.
Proposed Arrangement with KHD
At the Meeting, management will seek your authorization and approval for a proposed arrangement (the “Arrangement”) providing for the transfer of certain real estate interests and other assets indirectly held by the Company to SWA REIT LTD. (“SWA”), a newly formed corporation under the Barbados Companies Act, and the subsequent distribution of Austrian depositary certificates representing the common shares of SWA (or common shares of SWA) held by the Company, pro rata, to the Company’s shareholders (other than registered shareholders who properly exercise the right to dissent) in exchange for a reduction in the paid up capital with respect to the Company’s common shares.
Fairness of the Arrangement
The Company’s board of directors retained Stephen W. Semeniuk, CFA, to provide a valuation and fairness opinion in connection with the Arrangement. Mr. Semeniuk delivered a written report, dated effective June 25, 2007, containing a valuation and fairness opinion which concludes that the terms of the Arrangement are fair, from a financial point of view, to the Company and its Shareholders as a whole and to the minority non-controlling Shareholders
Reasons for the Arrangement
The purpose of the Arrangement is to allow the Company to realign its business to focus on its industrial plant engineering and equipment supply business by divesting itself of certain of its real estate assets. Such real estate assets are not complimentary to the Company’s industrial plant engineering and equipment supply business. Upon completion of the Arrangement, SWA will focus predominantly on the development and commercialization of such real estate assets. This realignment will bring the Company closer to its stated goal of enhancing shareholder value by reaching the attractive multiples typical of companies in its new peer group. The directors of the Company have reviewed the terms and conditions of the Arrangement and have unanimously concluded that the terms and conditions of the Arrangement are fair and reasonable to, and are in the best interests of, the Company and its shareholders.
In arriving at their recommendation with respect to the Arrangement, the directors of the Company considered, among other matters:
(a)	that the Company wishes to focus its business on the industrial plant engineering and equipment supply business and to divest itself of any assets which are not complimentary to the industrial plant engineering and equipment supply business;

(b)	the conclusions of the management of the Company with respect to the prospects of an increase in value for its shareholders;

(c)	the terms of the Arrangement, which will result in shareholders continuing to indirectly own, immediately after the Arrangement becomes effective, the same proportionate voting and equity interest in all of the assets currently held by the Company through their ownership of the Company’s common shares and Austrian depositary certificates (or common shares) of SWA;

(d)	the procedures by which the Arrangement will be approved, including the requirement that the Arrangement be approved by not less than two-thirds of the votes cast by the holders of the Company’s common shares present in person or represented by proxy at the Meeting, and the requirement of approval by the Supreme Court of British Columbia;

(e)	the valuation and fairness opinion delivered by Mr. Semeniuk, pursuant to which it was concluded that the terms of the Arrangement are fair, from a financial point of view, to the Company and its shareholders as a whole and to the minority non-controlling shareholders; and

(f)	the tax treatment of the Company and its shareholders under the Arrangement.
The board of directors of the Company believes that the terms of the Arrangement are fair, from a financial point of view, to all of the Company’s shareholders. Accordingly, the board of directors of the Company unanimously recommend that the shareholders vote in favour of the Arrangement. To be effective, the Arrangement must be approved by not less than two-thirds of the votes cast by the holders of the Company’s common shares present in person or represented by proxy at the Meeting. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Company’s common shares represented by such form of proxy for the Arrangement.

REGARDLESS OF THE NUMBER OF SHARES YOU OWN, WE URGE YOU TO VOTE YOUR PROXY.
Further Instructions to Shareholders
Whether or not you are able to attend in person, we urge you to complete the enclosed form of proxy and return it in the envelope provided to the office of the Company’s registrar and transfer agent, Mellon Investor Services LLC, at the address set out on the form of proxy, at any time up to and including the last business day before the day of the Meeting or any adjournment or adjournments thereof or to the Chairman of the Meeting on the date by prior to the commencement of the Meeting.
The attached Notice of Annual and Special Meeting and Management Information Circular describe in detail the Arrangement and the procedures to be followed at the Meeting. Please review the Management Information Circular carefully, as it has been prepared to help you make an informed decision.

Yours sincerely,

(Signed) Michael J. Smith
Michael J. Smith
Chairman of the Board
KHD Humboldt Wedag International Ltd.

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Suite 702, 7th Floor
Ruttonjee House, Ruttonjee Centre
11 Duddell Street, Central, Hong Kong SAR, China
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of the common shareholders of KHD Humboldt Wedag International Ltd. (the “Company”) will be held at the offices of the Company at Suite 702, 7th Floor, Ruttonjee House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China, on Friday, the 27th day of July, 2007 at 10:00 a.m. (Hong Kong time) for the following purposes:
1.	To receive and consider the financial statements of the Company for the fiscal year ended December 31, 2006, together with the report of the auditors thereon;

2.	To re-elect two Class II directors of the Company;

3.	To ratify the appointment of Deloitte & Touche LLP as independent auditors of the Company for the prior year and to re-appoint them to hold such office until the close of the next annual meeting of the Company, and to authorize the directors to fix the remuneration of the independent auditors for the ensuing year;

4.	To consider, pursuant to an interim order (the “Interim Order”) of the Supreme Court of British Columbia dated June 28, 2007, and if deemed appropriate, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is reproduced as Schedule M to the Company’s management information circular (the “Management Information Circular”), approving the arrangement (the “Arrangement”) under Section 288 of the British Columbia Business Corporations Act involving the Company and SWA REIT LTD. (“SWA”), a newly formed corporation under the Barbados Companies Act, pursuant to which, among other things, certain real estate interests and other assets indirectly held by the Company will be indirectly transferred to SWA and Austrian depositary certificates representing the common shares of SWA (or common shares of SWA) held by the Company will be distributed, pro rata, to the Company’s shareholders (other than registered shareholders who properly exercise the right to dissent in respect of the Arrangement Resolution) in exchange for a reduction in the paid up capital with respect to the Company’s common shares, as more particularly described in the Management Information Circular;

5.	To consider and, if thought fit, to pass, with or without variation, a special resolution as more particularly set forth in the Management Information Circular approving: (i) the 2-for-1 forward split of the Company’s common shares with the Company’s board of directors having sole and complete discretion as to whether or not to proceed with the forward stock-split notwithstanding receipt of shareholder approval for the forward stock-split, and (ii) such actions of the directors and officers of the Company as in their discretion they deem necessary or expedient to effectuate the purpose of such forward stock-split with the registrar under the British Columbia Business Corporations Act and the New York Stock Exchange; and

6.	To transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.
The Arrangement is subject to shareholder approval pursuant to the Interim Order. The Interim Order (attached as Schedule L to the Management Information Circular) provides that, in order for the Arrangement to be implemented, the Arrangement Resolution must be passed, with or without variation, (i) by the affirmative vote of not less than two-thirds of the votes cast in respect thereof by the holders of the Company’s common shares. Before the Arrangement can become effective, it must be approved by a final order (the “Final Order”) of the Supreme Court of British Columbia. A copy of the Interim Order and the Notice of Application for the Final Order are attached as Schedules L and N, respectively, to the Management Information Circular. Any holders of the Company’s common shares may participate, be represented and present evidence or arguments at the hearing for the Final Order. Reference is made to the requisite approvals and completion of the Arrangement as described in the Management Information Circular under the heading “The Arrangement — Overview of the Arrangement — Court Approval and Completion of the Arrangement”.
The Arrangement will be completed pursuant to the Arrangement Agreement between the Company and SWA, a copy of which is attached as Schedule K to the Management Information Circular. A description of the Arrangement and the other matters to be dealt with at the Meeting is also included in the Management Information Circular.
Also accompanying this Notice is a form of proxy whereby registered shareholders can vote on the matters at the Meeting and a request form whereby shareholders may request to be added to the Company’s supplemental mailing list. These documents provide additional information relating to the matters to be dealt with at the Meeting and form part of this Notice.
The share transfer books of the Company will not be closed, but the Company’s board of directors has fixed June 22, 2007 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting or at any adjournment or adjournments thereof. Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the Management Information Circular.
Shareholders of record who are unable to attend the Meeting in person are requested to complete, sign and date the enclosed form of proxy and return the form of proxy in the enclosed return envelope provided for that purpose. If you receive more than one form of proxy because you own common shares registered in different names or at different addresses, each form of proxy should be completed and returned. A form of proxy will not be valid unless it is deposited to the attention of the President of the Company, Unit 702, 7th Floor, Ruttonjee House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China by mail or by hand, at any time up to and including the last business day before the day of the Meeting or any adjournment or adjournments thereof or deposited with the Chairman of the Meeting on the date but prior to the commencement of the Meeting.
If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your common shares not being eligible to be voted at the Meeting.
Pursuant to the Interim Order, registered holders of the Company’s common shares have been granted the right to dissent in respect of the Arrangement Resolution and to be paid fair value for their common shares. The right of dissent is described in the Management Information Circular under the heading “Dissent Rights”.
DATED this 22nd day of June, 2007.
ON BEHALF OF THE BOARD OF DIRECTORS

(Signed) Michael J. Smith
Michael J. Smith
Chairman of the Board
KHD Humboldt Wedag International Ltd.
YOUR VOTE IS IMPORTANT. PLEASE PROMPTLY SUBMIT YOUR PROXY.

ii

SCHEDULE B – AUDIT COMMITTEE CHARTER	69

SCHEDULE C – COMPENSATION COMMITTEE CHARTER	75

SCHEDULE D – NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER	79

SCHEDULE E – NOTICE OF CHANGE OF AUDITOR	83

SCHEDULE F – INFORMATION CONCERNING KHD HUMBOLDT WEDAG INTERNATIONAL LTD. PRIOR TO AND FOLLOWING THE COMPLETION OF THE ARRANGEMENT	87

SCHEDULE G – THE COMPANY’S MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2007 AND FOR THE YEAR ENDED DECEMBER 31, 2006	109

SCHEDULE H – AUDITORS’ CONSENTS	154

SCHEDULE I – INFORMATION CONCERNING SWA REIT LTD	159

SCHEDULE J – VALUATION AND FAIRNESS OPINION	170

SCHEDULE K – ARRANGEMENT AGREEMENT	189

SCHEDULE L – INTERIM ORDER	226

SCHEDULE M – ARRANGEMENT RESOLUTION	234

SCHEDULE N – NOTICE OF APPLICATION FOR THE FINAL ORDER	235

SCHEDULE O – PART 8, DIVISION 2 OF THE BCBCA	238

SCHEDULE P – DELIVERY PROCEDURES FOR DISTRIBUTION OF SWA COMMON SHARES	246

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INFORMATION FOR ALL SHAREHOLDERS
This Management Information Circular does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or proxy solicitation. Neither the delivery of this Management Information Circular nor any distribution of the securities referred to in this Management Information Circular will, under any circumstances, create an implication that there has been no change in the information set forth herein since the date as of which such information is given in this Management Information Circular.
No person has been authorized to give any information or make any representation in connection with the matters proposed to be considered at the annual and special meeting of the shareholders of KHD Humboldt Wedag International Ltd. (the “Company”) other than those contained in or incorporated by reference into this Management Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.
Unless otherwise noted, the information provided in this Management Information Circular is given as of June 22, 2007.
Unless otherwise indicated, all dollar amounts referred to herein are in Canadian dollars.
FORWARD-LOOKING STATEMENTS
This Management Information Circular contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements relate to future events or the Company’s future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled “Risk Factors” in this Management Information Circular, that may cause the Company or the Company’s industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.
Although management of the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results.
INFORMATION FOR UNITED STATES SHAREHOLDERS
The securities to be issued to shareholders pursuant to the Arrangement (as defined in this Management Information Circular) have not been registered under the United States Securities Act of 1933, as amended (the “1933 Act”) or any state securities laws, and are being issued in reliance upon an exemption from the registration requirements of the 1933 Act set forth in section 3(a)(10) of the 1933 Act.
The solicitation of proxies made pursuant to this Management Information Circular is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “1934 Act”). Accordingly, the solicitations and transactions contemplated in this Management Information Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Management Information Circular has been prepared in accordance with disclosure requirements applicable in Canada.

Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and to proxy statements under the 1934 Act. The securities of SWA REIT LTD. (“SWA”) to be distributed to shareholders in the United States pursuant to the Arrangement will not be listed for trading on any United States stock exchange. The financial statements and historical financial information included in this Management Information Circular have been prepared in accordance with Canadian generally accepted accounting principles which differ in certain respects from generally accepted accounting principles in the United States, and thus are not comparable in all respects to financial statements and financial information prepared in accordance with United States requirements.
See “Income Tax Considerations — United States Federal Income Tax Considerations” in this Management Information Circular for certain information concerning tax consequences of the Arrangement for United States shareholders. United States shareholders who are United States tax payers are advised to consult their tax advisers to determine the particular tax consequences to them of the Arrangement.
The enforcement by shareholders of civil liabilities under United States securities laws may be affected adversely by the fact that the Company and SWA and other parties involved in the Arrangement are organized under the laws of a jurisdiction other than the United States, that their respective officers and directors are residents of countries other than the United States, that the experts named in this Management Information Circular are residents of countries other than the United States, and that the assets of the Company and SWA and such persons are located outside of the United States.
The 1933 Act imposes restrictions on the resale of securities received pursuant to the Arrangement by persons who were “affiliates” of the Company and SWA immediately prior to the Arrangement and persons who are affiliates of the Company and SWA after the Arrangement. See “Regulatory Matters — Issue and Resale of SWA Common Shares — United States”.
Neither the Arrangement nor this Management Information Circular has been approved or disapproved by the United States Securities and Exchange Commission, any state securities commission, or other regulatory authority, nor have any of the foregoing authorities or any Canadian securities commission passed upon or endorsed the merits of the Arrangement. Any representation to the contrary is a criminal offence.
NEITHER THE AUSTRIAN DEPOSITARY CERTIFICATES NOR THE UNDERLYING SWA SHARES TO BE DISTRIBUTED PURSUANT TO THE ARRANGEMENT HAVE BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES IN WHICH SHAREHOLDERS RESIDE.
NEITHER THE AUSTRIAN DEPOSITARY CERTIFICATES NOR THE UNDERLYING SWA SHARES HAVE BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITY OF ANY STATE IN THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS MANAGEMENT INFORMATION CIRCULAR. ANY REPRESENTATIONS TO THE CONTRARY IS A CRIMINAL OFFENCE.

SUMMARY
The following is a summary of certain information contained elsewhere in this Management Information Circular. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained in this Management Information Circular and in the attached schedules. Shareholders are encouraged to read this Management Information Circular and the attached schedules carefully and in their entirety. In this Management Information Circular, dollar amounts are expressed in Canadian dollars unless otherwise stated. Unless the context otherwise requires, capitalized words and terms in this summary have the same meanings as set forth in the glossary and elsewhere in this Management Information Circular.
KHD Humboldt Wedag International Ltd.
The Company operates an industrial plant engineering and equipment supply business and has an indirect royalty interest in an iron ore mine. The Company’s industrial plant engineering and equipment supply business focuses on the cement, coal and mineral processing industries. The Company’s head office is located at Suite 702, 7th Floor, Ruttonjee House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China.
The Meeting
Time, Date and Place
The Meeting will be held at the offices of the Company at Suite 702, 7th Floor, Ruttonjee House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China, on Friday, the 27th day of July, 2007 at 10:00 a.m. (Hong Kong time).
Record Date and Shares Entitled to Vote
The Board has fixed June 22, 2007 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting or at any adjournment or adjournments thereof.
Matters to be Considered
The Company has entered into the Arrangement Agreement with SWA, pursuant to which and subject to certain conditions, including shareholder approval, the Company will transfer certain real estate interests and other assets to SWA and distribute the SWA Securities held by the Company, pro rata, to the Shareholders (other than registered Shareholders who properly exercise the right to dissent in respect of the Arrangement Resolution) in exchange for a reduction in the paid up capital with respect to the KHD Common Shares.
In addition to the usual annual meeting business, Shareholders will be asked to consider the Arrangement and, if deemed advisable, pass (with or without variation) the Arrangement Resolution approving the Arrangement Agreement and authorizing the Arrangement. Shareholders will also be asked to consider and, if thought fit, to pass, (with or without variation) the Forward Stock-Split Resolution approving a forward split of the KHD Common Shares on the basis of two (2) KHD Common Shares for every existing one (1) KHD Common Share.
Votes Required for the Arrangement
Under the BCBCA, in order for the Arrangement to be approved, the Arrangement Resolution must be approved by a special resolution by not less than two-thirds of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the Meeting.
The Arrangement
SWA was incorporated under the Barbados Companies Act on March 14, 2007 for the purpose of carrying out the Arrangement. Pursuant to the Arrangement, among other things, the Company will indirectly transfer certain of its real estate interests and other assets to SWA and distribute the SWA Securities held by the Company, pro rata, to the Shareholders (other than registered Shareholders who properly exercise the right to dissent in respect of the Arrangement Resolution) in exchange for a reduction in the paid up capital with respect to the KHD Common Shares. The principal assets of SWA at the time the SWA Securities are distributed to Shareholders are expected to include either the Section 3.1(b) Assets or the Section 3.1(c) Assets.
Directors and Officers of SWA
SWA has three directors, being Michael J. Smith, Silke S. Brossmann and Indrajit Chatterjee, each of whom are also directors of the Company. On June 22, 2007, the board of directors of SWA appointed Michael J. Smith as President, Secretary and Treasurer of SWA. SWA will, subject to approval by its board of directors, enter into a management agreement with Mass Financial, pursuant to which SWA will receive administrative and management support.
See “The Arrangement – Overview of the Arrangement – Directors and Officers”.
Valuation and Fairness Opinion
The Board retained Stephen W. Semeniuk, CFA, to provide a valuation and fairness opinion with respect to the terms of the Arrangement. The Valuation and Fairness Opinion delivered by Mr. Semeniuk concludes that the terms of the Arrangement are fair, from a financial point of view, to the Company and its Shareholders as a whole and to the minority non-controlling Shareholders.
See “The Arrangement – Valuation and Fairness Opinion”.
Reasons for the Arrangement
The purpose of the Arrangement is to allow the Company to realign its business to focus on its industrial plant engineering and equipment supply business by divesting itself of certain of its real estate assets. Such real estate assets are not complimentary to its industrial plant engineering and equipment supply business. Upon completion of the Arrangement, SWA will focus predominantly on the development and commercialization of the real estate assets. This realignment will bring the Company closer to its stated goal of enhancing Shareholder value by reaching the attractive multiples typical of companies in its new peer group. The directors of the Company have reviewed the terms and conditions of the Arrangement and have unanimously concluded that the terms and conditions of the Arrangement are fair and reasonable to, and are in the best interests of, the Company and the Shareholders.
In arriving at their recommendation with respect to the Arrangement, the directors of the Company considered, among other matters:
(a)	that the Company wishes to focus its business on the industrial plant engineering and equipment supply business and to divest itself of any assets which are not complimentary to the industrial plant engineering and equipment supply business;

(b)	the conclusions of the management of the Company with respect to the prospects of an increase in value for the Shareholders;

(c)	the terms of the Arrangement, which will result in Shareholders continuing to indirectly own, immediately after the Arrangement becomes effective, the same proportionate voting and equity interest in all of the assets currently held by the Company through their ownership of KHD Common Shares and SWA Securities;

(d)	the procedures by which the Arrangement will be approved, including the requirement that the Arrangement be approved by not less than two-thirds of the votes cast by the holders of KHD

Common Shares present in person or represented by proxy at the Meeting, and the requirement of Court approval;
(e)	the Valuation and Fairness Opinion, pursuant to which it was concluded that the terms of the Arrangement are fair, from a financial point of view, to the Company and its Shareholders as a whole and to the minority non-controlling Shareholders; and

(f)	the tax treatment of the Company and the Shareholders under the Arrangement.
The Board believes that the terms of the Arrangement are fair, from a financial point of view, to the Shareholders. The Board unanimously recommends that the Shareholders vote in favour of the Arrangement Resolution. To be effective, the Arrangement Resolution must be approved by not less than two-thirds of the votes cast by the holders of KHD Common Shares present in person or represented by proxy at the Meeting. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the KHD Common Shares represented by such form of proxy for the Arrangement Resolution.
See “The Arrangement — Overview of the Arrangement — Background to the Arrangement and Recommendation of the Directors of the Company”.
Shareholder Approvals
The Interim Order provides that the Arrangement shall be deemed to be approved by the Shareholders if it is approved by at least two-thirds of the votes of those Shareholders who are present and vote either in person or by proxy at the Meeting.
Court Approval and Completion of the Arrangement
The Arrangement requires approval of the Court under the BCBCA. Prior to sending this Management Information Circular, the Company obtained the Interim Order which, among other things, directs that the Shareholders be asked to consider and vote upon the Arrangement Resolution. The Notice of Application for Final Order (the “Notice of Application”) is attached as Schedule N to this Management Information Circular.
As set out in the Notice of Application, the hearing in respect of the Final Order is scheduled to take place on August 14, 2007, subject to the receipt of the requisite approval of the Shareholders at the Meeting. At that hearing, all holders of the KHD Common Shares and other interested parties who wish to participate or to be represented or to present evidence or arguments may do so by complying with the requirements described in the Notice of Application and Interim Order.
The authority of the Court under the BCBCA is very broad. The Court may make any inquiry it considers appropriate with respect to the Arrangement. The Court will consider, among other things, the fairness of the Arrangement to the Shareholders. The Court may approve the Arrangement as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court specifies. The Arrangement will not proceed if it is not approved by the required votes of the Shareholders at the Meeting, or if it is not approved by the Court.
Assuming that the Final Order is granted and the other conditions for the completion of the Arrangement as set out in the Arrangement Agreement are satisfied or waived, it is anticipated that the Final Order and other required documentation will be filed with the registrar under the BCBCA in order for the Arrangement to be effected. The Effective Date is expected to occur shortly after the date on which the Final Order is obtained and the events and transactions listed in the Plan of Arrangement are completed.
See “The Arrangement — Overview of the Arrangement — Court Approval and Completion of the Arrangement”.

Description of ADCs
Management of SWA believes that it is beneficial for the Shareholders if the SWA Common Shares are traded on a reputed, organized and regulated market. Since substantially all of SWA’s assets and businesses are and most likely will continue to be located in Europe, management believes that a listing on a European stock exchange is preferable. Management of SWA has identified the Vienna Stock Exchange as its primary choice for a listing in Europe. The Vienna Stock Exchange is a noteable exchange in Central and Eastern Europe, two large and potentially promising real estate markets. The Vienna Stock Exchange maintains or is connected to clearing and settlement procedures of the highest international standards and has provided an excellent listing environment for numerous stock corporations.
SWA Common Shares are made out in name and registered form. The Vienna Stock Exchange only lists securities in bearer form. Therefore, SWA will seek to establish an ADC Program with OeKB, whereby OeKB will issue ADCs representing SWA Common Shares to be listed for trading on the Vienna Stock Exchange.
Under the ADC Program, on or as soon as practicable after the Effective Date, the Company and/or SWA will deposit certificates representing all issued and outstanding SWA Common Shares with OeKB or its nominee in exchange for an equal number of ADCs representing such SWA Common Shares. Pursuant to the Arrangement, the Company will then distribute all of its interests in the ADCs to its Shareholders on a pro rata basis in exchange for a reduction in the stated capital with respect to the KHD Common Shares. However, the Arrangement Agreement further provides that if the Board determines, in their sole discretion, that the ADC Program cannot be established on commercially reasonable terms or would otherwise not be in the best interests of Shareholders, the Company may distribute SWA Common Shares instead of ADCs. For a description of the applicable delivery procedures in the event that the Company distributes SWA Common Shares instead of ADCs, please see Schedule P to this Management Information Circular.
OeKB or a custodian appointed by OeKB will hold a modifiable global certificate representing the number of ADCs issued by OeKB under the ADC Program. No physical certificates will be issued. Shareholders with OeKB eligible accounts will receive such ADC interests directly through such accounts. ADC interests distributed to a Shareholder without an OeKB eligible account will be held in trust by SWA or an agent appointed by SWA until such time as the Shareholder provides instructions to SWA to transfer their ADC interests to an OeKB eligible account maintained by them.
The holders of the ADCs will retain the rights attached to the underlying SWA Common Shares, including voting rights and dividend rights.
Upon an ADC holder’s request to exchange ADCs for the respective number of SWA Common Shares underlying such ADCs, OeKB will decrease the number of ADCs evidenced by the modifiable global certificate and OeKB or the custodian appointed by OeKB will arrange for release of the underlying SWA Common Shares and such SWA Common Shares will be credited to the appropriate account.
See “The Arrangement — Overview of the Arrangement – Description of ADCs”.
Dissent Right
The Plan of Arrangement provides Shareholders with the right to dissent in respect of the Arrangement Resolution and to be paid the fair value of the KHD Common Shares held by them. Such dissent right is required to be exercised in accordance with Part 8, Division 2 of the BCBCA, the Interim Order and the Plan of Arrangement.
See “Dissent Right”.
Description of the Plan of Arrangement
In connection with the Arrangement, among other things, the Company will indirectly transfer certain of its real estate interests and other assets to SWA and distribute the SWA Securities held by the Company, pro rata, to the

Shareholders (other than registered Shareholders who properly exercise the right to dissent in respect of the Arrangement Resolution) in exchange for a reduction in the paid up capital with respect to the KHD Common Shares.
See “The Arrangement – Description of the Plan of Arrangement”.
Conditions to the Arrangement Becoming Effective
The respective obligations of the Company and SWA to complete the Arrangement are subject to the satisfaction or waiver, on or before the Effective Date, of certain mutual conditions, including conditions relating to Shareholder approval, court proceedings, consents, orders, regulations, approvals, exemptions of the distribution of the SWA Securities from applicable securities laws and the tax treatment of such distribution. The Company’s obligations are further subject to the aggregate number of KHD Common Shares of Dissenting Shareholders not exceeding 10% on the date of the Meeting.
See “The Arrangement – Arrangement Agreement – Conditions to the Arrangement Becoming Effective”.
Information Concerning the Company and SWA
See Schedule F to this Management Information Circular for information concerning the Company and Schedule I to this Management Information Circular for information concerning SWA.
Income Tax Considerations
Canadian Federal Income Tax Considerations
In general, and subject to the detailed comments set out below under “The Arrangement – Canadian Income Tax Considerations”, the fair market value of the SWA Securities distributed to the Shareholders up to the paid-up capital of the KHD Common Shares outstanding on the Effective Date should be treated as a return of paid-up capital to Shareholders. To the extent that the fair market value of the SWA Securities received by a Shareholder as a return of paid up capital on a KHD Common Share exceeds the paid-up capital of such KHD Common Share, the excess amount will be treated as a taxable dividend received by the Shareholder from a taxable Canadian corporation.
A Shareholder who receives SWA Securities pursuant to the Arrangement as a return of paid-up capital on a KHD Common Share held by it will not be subject to tax in Canada; however, such a Shareholder will be required to reduce the adjusted cost base of the KHD Common Share by the fair market value of the SWA Securities received as a consequence of the return of paid-up capital on that share. If, as a result of such reduction, a Shareholder’s adjusted cost base of a KHD Common Share held by it becomes negative, such negative amount will be deemed to be a capital gain realized by the Shareholder.
In accordance with the Arrangement, the stated capital account of the Company for corporate purposes and the paid-up capital account of the Company for purposes of the ITA will both be reduced by an amount equal to the fair market value of the SWA Securities which should be equal to the fair market value of the assets acquired by SWA, which is expected to be approximately the Canadian dollar equivalent of €36 million (as of the Effective Date) and such amount will be applied to the distribution of the ADCs.
United States Federal Income Tax Considerations
In general, subject to the detailed comments set out below under “The Arrangement – Certain US Federal Income Tax Consequences”, the distribution of the Securities will not qualify as a tax-free distribution under the Code. A US Holder of KHD Common Shares pursuant to the Arrangement will be treated as if such Shareholder had received a distribution in an amount equal to the fair market value of the SWA Securities received.

Not Qualified for Investment
The SWA Securities will not constitute a “qualified investment” for trusts governed by a registered retirement savings plan, deferred profit sharing plan or registered retirement income fund as defined for the purposes of the ITA.
Risk Factors
Shareholders should consider a number of risk factors in evaluating whether to vote in favour of the Arrangement Resolution. These risk factors include certain risks related to the Arrangement and risks relating to the Company (and to the Company and SWA, as applicable, upon completion of the Arrangement) which are described under the heading “Risk Factors” in this Management Information Circular.

GLOSSARY
“1933 Act” means the United States Securities Act of 1933, as amended.
“1934 Act” means the United States Securities and Exchange Act of 1934, as amended.
“ADCs” means the Austrian depositary certificates representing the SWA Common Shares to be issued by OeKB and distributed by the Company pursuant to the Arrangement.
“ADC Program” means an agreement or set of agreements among SWA, its bank, OeKB and their respective agents, nominees and designated custodians, whereby OeKB will issue the ADCs to be distributed to the Shareholders pursuant to the Arrangement.
“AIP” means Altmark Industriepark AG, a corporation governed by the laws of Germany.
“AIP Real Estate” means the real estate assets held by AIP;
“AIP Receivable” means AIP’s obligation to pay €5,205,000 to be acquired by SWA from KHD and KHD GmbH;
“Alternative Real Estate Assets” means the shares of AIP, the ZD Real Estate, the shares of RVI and the interest in Pang Hau to be acquired by SWA under the Plan of Arrangement.
“Alternative Subscription Price” means an amount equal to the fair market value of the Alternative Real Estate Assets (less the fair market value of the shares of KHD Deutschland held by Pang Hau which are to be acquired by the Company in accordance with Section 3.1(c) of the Plan of Arrangement) and the AIP Receivable.
“ARGE” means ARGE Biomasse-Kraftwerk Arnbeburg, a partnership governed by the laws of Germany.
“ARGE Partnership Interest” means the 75% partnership interest of ARGE held by AIP to be transferred to SWA pursuant to the Plan of Arrangement.
“Arrangement” means the proposed arrangement between the Company and SWA under Section 288 of the BCBCA pursuant to the Interim Order and subject to approval of the Arrangement Resolution, the granting of the Final Order and the requisite filings with the registrar under the BCBCA and on the terms and conditions set out in the Arrangement Agreement.
“Arrangement Agreement” means the Arrangement Agreement, dated June 29, 2007, between the Company and SWA.
“Arrangement Resolution” means the special resolution, substantially in the form of Schedule M to this Management Information Circular, approving the Arrangement and the transactions contemplated thereunder to be approved at the Meeting by the Shareholders.
“Articles” means the articles (as such term is defined under the BCBCA) of the Company, as amended.
“BCBCA” means the British Columbia Business Corporations Act, S.B.C. 2002, c. 57, and the regulations made under that enactment, as amended.
“Board” means the board of directors of the Company.
“Code” means the Internal Revenue Code of 1986, as amended.
“Company” means KHD Humboldt Wedag International Ltd., a corporation governed by the laws of British Columbia.

“Court” means the Supreme Court of British Columbia, Canada.
“Deemed Election” means the deemed waiver of a Shareholder’s right to dissent in respect of the Arrangement Resolution as a result of such Shareholder voting in favour of the Arrangement Resolution.
“Dissent Procedures” means the procedures to be followed by a Dissenting Shareholder in accordance with the Interim Order and Article 5 of the Plan of Arrangement.
“Dissent Right” means a Registered Shareholders’ right to dissent in respect of the Arrangement Resolution in compliance with Part 8, Division 2 of the BCBCA, the Plan of Arrangement and the Interim Order.
“Dissenting Shareholder” means a Registered Shareholder who dissents in respect of the Arrangement Resolution in strict compliance with the Dissent Procedures.
“Effective Date” means the date upon which the Final Order is obtained and filed with the Registrar together with any other filings required under the BCBCA.
“Final Order” means the final order of the Court approving the Arrangement pursuant to the BCBCA.
“Forward Stock-Split” means the proposed forward split of the Company’s issued and outstanding KHD Common Shares on the basis of two (2) KHD Common Shares for every existing one (1) KHD Common Share or on such other basis or ratio as the Board determines.
“Forward Stock-Split Resolution” means the special resolution approving the Forward Stock-Split to be approved at the Meeting by the Shareholders.
“GbRAS” means Gessellschaft bürgerlichen Rechts ‘Akazienweg’, Stendal, a partnership governed by the laws of Germany.
“GbRAS Partnership Interest” means the 90% partnership interest of GbRAS held by AIP to be transferred to SWA pursuant to the Plan of Arrangement.
“Interested Party” means an insider, associate or affiliated entity of the Company or any related party thereof.
“Interim Order” means the interim order of the Court, as the same may be amended, providing for, among other things, the calling and holding of the Meeting under the BCBCA, all as contemplated under the Arrangement Agreement.
“Intermediary” means an intermediary that a Non-Registered Holder deals with in respect of their KHD Common Shares, such as, among others, banks, trust companies, securities dealers, brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans.
“ITA” means the Income Tax Act (Canada), as amended.
“KHD Common Shares” means all of the common shares, without par value, in the capital of the Company.
“KHD Deutschland” means KHD Humboldt Wedag International (Deutschland) AG, a corporation governed by the laws of Germany.
“KHD GmbH” means KHD Humboldt Wedag GmbH, a corporation governed by the laws of Germany.
“KHD Industrial Group” means the Company together with its subsidiaries involved in the industrial plant engineering and equipment supply business.

“KHD Options” means the options to purchase KHD Common Shares granted pursuant to the stock option plan of KHD, as amended.
“Letter of Transmittal” means the form of letter of transmittal accompanying this Management Information Circular to be used by Shareholders to request the transfer of ADCs held in trust on their behalf by SWA.
“Management Agreement” means the management agreement which SWA will, subject to the approval of the board of directors of SWA, enter into with Mass Financial pursuant to which Mass Financial will provide administrative and management support to SWA.
“Management Information Circular” means this Management Information Circular.
“Mass Financial” means Mass Financial Corp., a corporation governed by the laws of Barbados.
“MD&A” means Management Discussion & Analysis.
“Meeting” means the annual and special meeting of the Shareholders to be held at 10:00 a.m. (Hong Kong time) on July 27, 2007 at Suite 702, 7th Floor, Ruttonjee House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China to consider, among other matters, the Arrangement and the Forward Stock-Split, and includes any adjournment or postponement thereof.
“Meeting Materials” means the Notice of Meeting, Management Information Circular, Form of Proxy, Letter of Transmittal and Supplemental Mailing Card relating to the Meeting.
“MFC” means MFC Merchant Bank S.A., a banking institution subject to the supervision of the banking commission in Switzerland.
“MFC Agreement” means the agreement between Mass Financial and the Company, pursuant to which Mass Financial provides management services for the Company.
“Montgomery Agreement” means the management services agreement entered into in March, 2007 between the Company and Montgomery Partners.
“Montgomery Partners” means Montgomery Partners Limited.
“Non-Registered Holder” means a Shareholder whose KHD Common Shares beneficially owned by them are registered either in the name of an Intermediary or in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.
“Notice of Meeting” means the notice of annual and special meeting of Shareholders dated June 22, 2007, accompanying this Management Information Circular.
“NYSE” means the New York Stock Exchange.
“OeKB” means Oesterreichische Kontrollbank, an Austrian financial institution.
“Pang Hau” means Pang Hau GmbH & Co. KG, a limited partnership governed by the laws of Germany.
“PFIC” means a passive foreign investment company as defined in the Code.
“Plan of Arrangement” means the plan of arrangement attached as Appendix I to the Arrangement Agreement as amended, modified or supplemented from time to time in accordance with the provisions of the Arrangement Agreement, the Plan of Arrangement or at the direction of the Court.

“Real Estate Assets” means the AIP Real Estate, the ZD Real Estate and the common shares of RVI to be acquired by SWA pursuant to the Plan of Arrangement.
“Record Date” means June 22, 2007.
“Registered Shareholders” means the registered holders of KHD Common Shares.
“RVI” means KHD S.A. (formerly Rhine Venture Invest S.A.), a corporation governed by the laws of Switzerland.
“RVI Receivable” means the obligation of KHD Deutschland to pay RVI €398,000 to be assumed by SWA pursuant to the Plan of Arrangement.
“SEC” means the United States Securities and Exchange Commission.
“Section 3.1(b) Assets” means the assets to be acquired by SWA under Section 3.1(b) of the Plan of Arrangement.
“Section 3.1(c) Assets” means the assets to be acquired by SWA under Section 3.1(c) of the Plan of Arrangement.
“Shareholder” means a holder of KHD Common Shares at the applicable time.
“Subscription Price” means an amount equal to the fair market value of the Real Estate Assets, the ARGE Partnership Interest and the GbRAS Partnership Interest to be acquired by SWA under the Plan of Arrangement.
“Sasamat” means Sasamat Capital Corporation, a corporation governed by the Canada Business Corporations Act.
“Supplemental Mailing Card” means the supplemental mailing card form accompanying this Management Information Circular to be used to request copies of the Company’s financial statements and related MD&A from the Company.
“SWA” means SWA REIT LTD. (formerly Altmark Real Estate Investment Trust Ltd.), a corporation governed by the laws of Barbados.
“SWA Common Shares” means the common shares in the capital of SWA.
“SWA Preferred Shares” means the preferred shares in the capital of SWA.
“SWA Securities” means (i) if ADCs are distributed to the Shareholders pursuant to the Arrangement, the ADCs, together with the underlying SWA Common Shares, or (ii) if the SWA Common Shares are distributed to the Shareholders pursuant to the Arrangement, the SWA Common Shares.
“Tax Ruling” means a tax ruling from the German tax authorities relating to the proposed de-merger of all of KHD GmbH’s business assets which, in the sole discretion of the management of each of the Company and SWA, is beneficial for the transfer of the Section 3.1(b) Assets.
“US Holder” has the meaning ascribed under the section “Income Tax Considerations – United States Federal Income Tax Considerations”.
“Valuation and Fairness Opinion” means the valuation and fairness opinion in respect of the terms of the Arrangement, dated effective June 25, 2007, delivered to the Board by Stephen W. Semeniuk, CFA.
“ZD” means ZAB Zementanlagenbau GmbH Dessau, a corporation governed by the laws of Germany.
“ZD Real Estate” means the real estate assets held by ZD.

Suite 702, 7th Floor
Ruttonjee House, Ruttonjee Centre
11 Duddell Street, Central, Hong Kong SAR, China
MANAGEMENT INFORMATION CIRCULAR
June 22, 2007
This Management Information Circular is being furnished to Shareholders in connection with the solicitation of proxies by the Board and management of the Company for use at the Meeting to be held on Friday, July 27, 2007 at 10:00 a.m. (Hong Kong time), and at any adjournment or adjournments thereof, at the offices of the Company at Suite 702, 7th Floor, Ruttonjee House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China for the purposes set forth in the Notice of Meeting, which accompanies and is part of this Management Information Circular.
VOTING INFORMATION
Solicitation of Proxies
This Management Information Circular is being furnished to Shareholders in connection with the solicitation of proxies by or on behalf of management of the Company. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Company at nominal cost. The cost of this solicitation will be borne by the Company. The Notice of Meeting, Form of Proxy, Letter of Transmittal, Supplemental Mailing Card and this Management Information Circular will be mailed to Shareholders commencing on or about June 29, 2007. The information contained herein is given as of June 22, 2007, except as otherwise stated. All dollar amounts set forth in this Management Information Circular are expressed in Canadian dollars, unless otherwise indicated.
Record Date
The Board has set the close of business on June 22, 2007 as the Record Date for determining which Shareholders shall be entitled to receive notice of and to vote at the Meeting. Only Shareholders of record as of the Record Date are entitled to receive notice of and to vote at the Meeting, unless after the Record Date, a Shareholder of record transfers its KHD Common Shares and the transferee, upon establishing that such transferee owns such KHD Common Shares, requests in writing, at least ten (10) days prior to the Meeting or any adjournment or adjournments thereof, that such transferee may have its name included on the list of Shareholders entitled to vote at the Meeting, in which case such transferee is entitled to vote such KHD Common Shares at the Meeting. Such written request by a transferee shall be filed with the President of the Company at Suite 702, 7th Floor, Ruttonjee House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China.
Appointment of Proxyholders
The persons named in the accompanying Form of Proxy as proxyholders are management’s representatives. Shareholders that seek to appoint some other person (who need not be a Shareholder) to represent them at the Meeting may do so, either by striking out the printed names and inserting the desired person’s name in the blank space provided in the Form of Proxy or by completing another proper proxy and, in either case, delivering the completed Form of Proxy to the address set out on the Form of Proxy at any time up to and including the last business day before the day of the Meeting or any adjournment or adjournments thereof or to the Chairman of the Meeting on the date but prior to the commencement of the Meeting.

Voting of Proxies
If the Form of Proxy is completed, signed and delivered to the Company, the persons named as proxyholders therein shall vote or withhold from voting the KHD Common Shares in respect of which they are appointed as proxyholders at the Meeting, in accordance with the instructions of the Shareholders appointing them, on any ballot that may be called for and, if the Shareholders specify a choice with respect to any matter to be acted upon at the Meeting, the persons appointed as proxyholders shall vote accordingly. The Form of Proxy confers discretionary authority upon the persons named therein with respect to all other matters which may properly come before the Meeting or any adjournment or adjournments thereof. As of the date of this Management Information Circular, the Board knows of no such amendments, variations or other matters to come before the Meeting, other than matters referred to in the Notice of Meeting. However, if other matters should properly come before the Meeting, the Form of Proxy will be voted on such matters in accordance with the best judgment of the person or persons voting the Form of Proxy.
If no choice is specified by a Shareholder with respect to any matter identified in the Form of Proxy or any amendment or variation to such matter, it is intended that the person designated by management in the Form of Proxy will vote the KHD Common Shares represented thereby in favour of such matter and for substitute nominees of management for directors, if necessary.
Non-Registered Holders
Only Registered Shareholders, or the persons they appoint as proxyholders, are permitted to vote at the Meeting. However, in many cases, KHD Common Shares beneficially owned by a Non-Registered Holder are registered either:
(i)	in the name of an Intermediary that the Non-Registered Holder deals with in respect of such KHD Common Shares, such as, among others, banks, trust companies, securities dealers, brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans; or

(ii)	in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Meeting Materials to Intermediaries and clearing agencies for onward distribution to Non-Registered Holders.
Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived his or her right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Holders. A Non-Registered Holder who has not waived the right to receive the Meeting Materials will receive from his or her Intermediary a voting instruction form, which must be completed and signed by the Non-Registered Holder and returned in accordance with the directions of the Intermediary. The purpose of this procedure is to permit the Non-Registered Holder to direct the voting of the shares he or she beneficially owns.
Should a Non-Registered Holder wish to attend and vote at the Meeting in person, the Non-Registered Holder should write his or her name in the space provided for that purpose on the voting instruction form and return it in accordance with the directions of the Intermediary. The Intermediary will send the Non-Registered Holder a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder and which names the Non-Registered Holder as proxyholder. Such form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder should deposit such form of proxy with the Company in accordance with the instructions set out above.
Non-Registered Holders should carefully follow the instructions of their Intermediaries, including those regarding when and where the voting instruction form or form of proxy is to be delivered.

Revocability of Proxy
Any Registered Shareholder who has returned a Form of Proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a Form of Proxy may be revoked by instrument in writing, including a Form of Proxy bearing a later date, executed by the Registered Shareholder or by his or her attorney duly authorized in writing or, if the Registered Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the Form of Proxy must be deposited at the same address where the original Form of Proxy was delivered at any time up to and including the last business day preceding the date of the Meeting, or any adjournment or adjournments thereof, or with the Chairman of the Meeting on the date but prior to the commencement of the Meeting. A Shareholder who has submitted a Form of Proxy may also revoke it by attending the Meeting in person (or if the Shareholder is a corporation, by an authorized representative of the corporation attending the Meeting) and registering with the scrutineer thereat as a shareholder present in person, whereupon such Form of Proxy shall be deemed to have been revoked.
Only Registered Shareholders have the right to revoke a Form of Proxy. Non-Registered Holders who wish to change their vote must, at least seven days before their Meeting, arrange for their respective Intermediaries to revoke the Form of Proxy on their behalf.
VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF
As at June 22, 2007, being the Record Date, there were a total of 14,823,210 KHD Common Shares issued and outstanding.1 Each KHD Common Share entitles the holder thereof to one vote at the Meeting. The following table sets forth as of June 22, 2007, to the best of the Company’s knowledge and based solely upon public records and filings, the only persons who directly or indirectly own or control more than 10% of the votes attached to the issued and outstanding KHD Common Shares:

Name	Amount Owned		Percent of Class(1)
Peter Kellogg	3,141,550	(2)	21.19%

(1)	Based on 14,823,210 KHD Common Shares issued and outstanding on June 22, 2007.

(2)	In his public filings, Mr. Kellogg disclaims beneficial ownership of 2,821,550 of the shares, or approximately 19.03% of the issued and outstanding KHD Common Shares as of June 22, 2007.
The Company’s authorized capital consists of an unlimited number of KHD Common Shares without par value and an unlimited number of class A preferred shares without par value. The Company’s class A preferred shares may be issued in one or more series and the Company’s directors may fix the number of shares which are to comprise each series and the designation, rights, privileges, restrictions and conditions attaching thereon.
Holders of the KHD Common Shares are entitled to vote at all meetings of Shareholders, except meetings at which only holders of a specified class of shares are entitled to vote, receive any dividend declared by the Company and, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares, receive the remaining property of the Company upon dissolution.
The Company’s class A preferred shares of each series rank on parity with the Company’s class A preferred shares of any other series and are entitled to a preference over the KHD Common Shares with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of the Company.

[1]	Does not include 320,574 KHD Common Shares to be issued in connection with the Sasamat arrangement.

The provisions in the Company’s articles attaching to the KHD Common Shares and class A preferred shares may be altered, amended, repealed, suspended or changed by the affirmative vote of the holders of not less than two-thirds of the KHD Common Shares and two-thirds of the class A preferred shares, respectively.
THE ARRANGEMENT
The Company Prior to the Arrangement
The Company is a corporation existing under the BCBCA and is a “reporting issuer” in British Columbia, Alberta and Quebec subject to the informational reporting requirements under the applicable Canadian and United States securities laws. The KHD Common Shares are currently listed and posted for trading on the NYSE under the trading symbol “KHD”.
The Company currently operates as an industrial plant engineering and equipment supply company. The head office of the Company is located at Suite 702, 7th Floor, Ruttonjee House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China. For a more detailed description of the Company, refer to (i) the Company’s annual report on Form 20-F for the year ended December 31, 2006, which is incorporated herein by reference and (ii) Schedule F to this Management Information Circular.
Documents Incorporated by Reference
The following documents, filed with the securities regulatory authorities in British Columbia, Alberta and Québec, are specifically incorporated by reference into, and form an integral part of, this Management Information Circular:
(i)	the annual report on Form 20-F filed on April 2, 2007 for the year ended December 31, 2006;

(ii)	the annual report on Form 20-F filed on April 3, 2006 for the year ended December 31, 2005;

(iii)	financial statements for the three month period ended March 31, 2007 and the year ended December 31, 2006, filed on May 15, 2007 and April 2, 2007, respectively;

(iv)	management information circular filed July 19, 2006 and dated July 14, 2006 for the Company’s annual meeting held on August 14, 2006, the management information circular filed September 22, 2005 and dated September 14, 2005 for the Company’s special meeting held on October 11, 2005 and the management information circular filed April 19, 2005 and dated April, 14, 2005 for the Company’s annual meeting held on May 14, 2005;

(v)	material change reports filed on April 3, 2007, June 27, 2006, April 27, 2006, March 8, 2006, February 3, 2006, November 4, 2005, October 14, 2005 and September 19, 2005;

(vi)	news releases filed May 25, 2007, May 15, 2007, April 3, 2007, April 2, 2007, June 21, 2006, April 24, 2006, January 31, 2006, January 25, 2006, January 5, 2006, December 29, 2005, November 16, 2005 and September 19, 2005;

(vii)	material documents filed on April 3, 2007, April 3, 2006 and February 3, 2006;

(viii)	notice of change of auditor filed on October 24, 2006; and

(ix)	notice of change of auditor filed on December 29, 2005.
Any statement contained in this Management Information Circular or in a document incorporated or deemed to be incorporated by reference into this Management Information Circular shall be deemed to be modified or superseded for purposes of this Management Information Circular to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference into this Management Information Circular modifies, replaces or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Management Information Circular. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.
The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.
Copies of the documents incorporated by reference into this Management Information Circular are available on SEDAR at www.sedar.com or upon request and without charge from the Secretary of the Company at the head office at Suite 702, 7th Floor, Ruttonjee House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China.
Overview of the Arrangement
The following description of the Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement, which is included as Schedule A to the Arrangement Agreement, a copy of which is attached as Schedule K to this Management Information Circular.
General
The Company and SWA, a newly formed corporation under the Barbados Companies Act, have entered into the Arrangement Agreement providing for the completion of the Arrangement under Section 288 of the BCBCA, pursuant to the Interim Order of the Court dated June 28, 2007 and subject to approval by a special majority of the Shareholders entitled to vote at the Meeting on the Arrangement Resolution. The full text of the Arrangement Resolution is reproduced on Schedule M to this Management Information Circular. Before the Arrangement can become effective, it must be approved by the Final Order of the Court. A copy of the Arrangement Agreement, the Interim Order and the Notice of Application for the Final Order are attached as Schedules K, L and N, respectively, to this Management Information Circular.
Pursuant to the Arrangement Agreement, certain real estate interests and other assets indirectly held by the Company will be transferred to SWA and, as more fully described below, the Company will distribute the SWA Securities held by the Company, pro rata, to the Shareholders (other than Registered Shareholders who properly exercise the right to dissent in respect of the Arrangement Resolution) in exchange for a reduction in the paid-up capital with respect to the KHD Common Shares.
The directors of the Company believe that the Arrangement will allow the Company to realign its business to focus on its industrial plant engineering and equipment supply business by divesting itself of certain of its real estate assets. Such real estate assets are not complimentary to its industrial plant engineering and equipment supply business. Upon completion of the Arrangement, SWA will focus predominantly on the development and commercialization of such real estate assets. This realignment will enhance Shareholder value by, among other things, moving the Company closer to its stated goal of enhancing Shareholder value by reaching the attractive multiples typical of companies in its new peer group.
Treatment of KHD Options
After the completion of the Arrangement, each holder of KHD Options will, upon the exercise thereof, be entitled to receive KHD Common Shares only and will not be entitled to receive any of the SWA Securities distributed pursuant to the Arrangement. The exercise price of any KHD Options not exercised prior to the Effective Date will be reduced by the same percentage as the reduction of stated capital made with respect to the KHD Common Shares pursuant to the Arrangement. Each KHD Option not exercised prior to the Forward Stock-Split will be split into two KHD Options with the identical terms as those existing immediately prior to the effective time of the Forward-Stock Split, except that the exercise price thereon will be reduced by 50%.

Directors and Officers
SWA has three directors, being Michael J. Smith, Silke S. Brossmann and Indrajit Chatterjee, each of whom are also directors and/or officers of the Company. On June 22, 2007, the board of directors of SWA appointed Michael J. Smith as President, Secretary and Treasurer of SWA. SWA will, subject to approval by the board of directors of SWA, enter into the Management Agreement with Mass Financial pursuant to which Mass Financial will provide administrative and management support to SWA. Additional information regarding the directors and officers of SWA following the completion of the Arrangement is set forth in Schedule I to this Management Information Circular.
Property Interests and Other Assets of SWA and the Company upon Completion of the Arrangement
SWA was incorporated under the Barbados Companies Act on March 14, 2007 for the purpose of carrying out the Arrangement.
The principal assets of SWA at the time the SWA Securities are distributed to Shareholders are expected to include either the Section 3.1(b) Assets or the Section 3.1(c) Assets.
Additional information regarding SWA following the completion of the Arrangement is set forth in Schedule I to this Management Information Circular.
Upon completion of the Arrangement, the Company will continue to primarily operate one business segment consisting of an industrial plant engineering and equipment supply business. Additional information regarding the Company and its property interests and other assets following the completion of the Arrangement is set forth in Schedule F to this Management Information Circular.
Background to the Arrangement and Recommendation of the Directors of the Company
In the first quarter of 2007, the directors of the Company began considering whether the separation of certain real estate interests of the Company and its affiliates would be beneficial to Shareholders. The directors of the Company focused upon a transaction whereby such real estate interests of the Company and its affiliates would be transferred to a new company and the shares of that company would be distributed to the Shareholders with no material Canadian federal income tax payable by either the Company or the new company.
The directors of the Company met on a number of occasions with members of its management and legal advisors to consider the alternatives to effect the reorganization and to review certain accounting, tax and legal issues which arose in connection with their deliberations. After a review of the financial, tax and legal issues the directors of the Company concluded that the separation of certain real estate assets from the other assets of the Company and its affiliates would be beneficial to Shareholders.
In June 2007, Stephen Semeniuk, CFA, an independent third party, was retained by the Company to provide a valuation and fairness opinion. Mr. Semeniuk delivered a written report, dated effective June 25, 2007, containing the Valuation and Fairness Opinion, a copy of which is attached as Schedule J to this Management Information Circular. The conclusion reached by Mr. Semeniuk in the Valuation and Fairness Opinion is that the terms of the Arrangement are fair, from a financial point of view, to the Company and its Shareholders as a whole and to the minority non-controlling Shareholders.
Management of the Company together with legal advisors were given the mandate to settle the terms of the Arrangement Agreement, the Plan of Arrangement attached thereto and the Management Agreement. On June 22, 2007, the directors of the Company concluded that the Arrangement was fair and reasonable to, and in the best interests of, the Company and the Shareholders and that the pro rata distribution of one (1) SWA Security to Shareholders for each KHD Common Share held by them on the Effective Date was appropriate in the circumstances. The directors and management of the Company reviewed and considered alternative reorganization proposals, the views of legal counsel with respect to the tax consequences and in respect of the terms of the

Arrangement Agreement and other documents. The directors and management of the Company also received advice from legal counsel as to the structure of the Arrangement.
Management of SWA believes that it is beneficial for the Shareholders if the SWA Common Shares are traded on a reputed, organized and regulated market. Since substantially all of SWA’s assets and businesses are and most likely will be located in Europe, management believes that a listing on a European stock exchange is preferable. Management of SWA identified the Vienna Stock Exchange as its primary choice for a listing in Europe. The Vienna Stock Exchange is a noteable exchange in Central and Eastern Europe, which is a large and potentially promising real estate market. The Vienna Stock Exchange maintains or is connected to clearing and settlement procedures of the highest international standards and has provided an excellent listing environment for numerous stock corporations.
SWA Common Shares are made out in name and registered form. The Vienna Stock Exchange only trades securities in bearer form. Therefore, SWA will seek to establish an ADC Program with OeKB, whereby OeKB will issue ADCs, representing SWA Common Shares on the Vienna Stock Exchange.
The purpose of the Arrangement is to allow the Company to realign its business to focus on its industrial plant engineering and equipment supply business by divesting itself of certain of its real estate assets. Such real estate assets are not complimentary to its industrial plant engineering and equipment supply business. Upon completion of the Arrangement, SWA will focus predominantly on the development and commercialization of such real estate assets. This realignment will bring the Company closer to its stated goal of enhancing Shareholder value by reaching the attractive multiples typical of companies in its new peer group. The directors of the Company have reviewed the terms and conditions of the Arrangement and have unanimously concluded that the terms and conditions of the Arrangement are fair and reasonable to, and are in the best interests of, the Company and Shareholders.
In arriving at their recommendation with respect to the Arrangement, the directors of the Company considered, among other matters:
(a)	that the Company wishes to focus its business on the industrial plant engineering and equipment supply business and to divest itself of any assets which are not complimentary to the industrial plant engineering and equipment supply business;

(b)	the conclusions of the management of the Company with respect to the prospects of an increase in value for the Shareholders;

(c)	the terms of the Arrangement, which will result in Shareholders continuing to indirectly own immediately after the Arrangement becomes effective the same proportionate voting and equity interest in all of the assets currently held by the Company through their ownership of KHD Common Shares and the SWA Securities;

(d)	the procedures by which the Arrangement will be approved, including the requirement that the Arrangement be approved by not less than two-thirds of the votes cast by the holders of KHD Common Shares present in person or represented by proxy at the Meeting, and the requirement of Court approval;

(e)	the Valuation and Fairness Opinion, pursuant to which it was concluded that the terms of the Arrangement are fair, from a financial point of view, to the Company and its Shareholders as a whole and to the minority non-controlling Shareholders; and

(f)	the tax treatment of the Company and the Shareholders under the Arrangement.
The Board believes that the terms of the Arrangement are fair, from a financial point of view, to the Shareholders. The Board unanimously recommends that Shareholders vote IN FAVOUR of the Arrangement Resolution at the Meeting. To be effective, the Arrangement Resolution must be approved by not less than two-thirds of the votes properly cast thereon by the holders of KHD Common Shares present in person or represented by proxy at the Meeting. Proxies received in favour of management will be voted IN FAVOUR of the Arrangement Resolution.
Court Approval and Completion of the Arrangement
The Arrangement requires the approval of the Shareholders at the Meeting and approval by the Court. Prior to the mailing of this Management Information Circular, the Company obtained the Interim Order providing for the calling and holding of the Meeting and certain procedural matters. A copy of the Interim Order and the Notice of Application for the Final Order are attached as Schedules L and N, respectively, to this Management Information Circular.
Subject to the approval of the Arrangement Resolution by Shareholders at the Meeting, the hearing in respect of the Final Order is scheduled to take place on August 14, 2007 at 10:00 a.m. (British Columbia time) or as soon as possible thereafter in the Court at 800 Smithe Street, Vancouver, British Columbia, Canada. All Shareholders who wish to participate or be represented or to present evidence or arguments at that hearing must serve and file a notice of appearance as set out in the Interim Order and satisfy all other applicable requirements. At the hearing in respect of the Final Order, the Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement as proposed or as amended in any manner as the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.
Assuming that the Final Order is granted and the other conditions for the completion of the Arrangement as set out in the Arrangement Agreement are satisfied or waived, it is anticipated that the Final Order together with any other required documentation will be filed with the registrar under the BCBCA to give effect to the Plan of Arrangement and the various other documents necessary to complete the Arrangement as contemplated under the Arrangement Agreement will be executed and delivered.
The Effective Date is expected to occur shortly after the date on which the Final Order is obtained and the events and transactions listed in the Plan of Arrangement are completed to the satisfaction of the Company and SWA. The Company and SWA will determine the Effective Date, based on their determination of when all conditions to the completion of the Arrangement are satisfied or waived by the party entitled to the benefit thereof. Notice of the actual Effective Date will be given to shareholders through a press release when all conditions to the Arrangement have been met or waived and the Board is of the view that all elements of the Arrangement have been completed.
Description of ADCs
Management of SWA believes that it is beneficial for the Shareholders if the SWA Common Shares are traded on a reputed, organized and regulated market. Since substantially all of SWA’s assets and businesses are and most likely will continue to be located in Europe, management believes that a listing on a European stock exchange is preferable. Management of SWA has identified the Vienna Stock Exchange as its primary choice for a listing in Europe. The Vienna Stock Exchange is a noteable exchange in Central and Eastern Europe, two large and potentially promising real estate markets. The Vienna Stock Exchange maintains or is connected to clearing and settlement procedures of the highest international standards and has provided an excellent listing environment for numerous stock corporations.
SWA Common Shares are made out in name and registered form. The Vienna Stock Exchange only lists securities in bearer form. Therefore, SWA will seek to establish an ADC Program with OeKB, whereby OeKB will issue ADCs representing SWA Common Shares to be listed for trading on the Vienna Stock Exchange.
Under the ADC Program, on or as soon as practicable after the Effective Date, the Company and/or SWA will deposit certificates representing all issued and outstanding SWA Common Shares with OeKB or its nominee in exchange for an equal number of ADCs representing such SWA Common Shares. Pursuant to the Arrangement, the Company will then distribute all of its interests in the ADCs to its Shareholders on a pro rata basis in exchange for a reduction in the stated capital with respect to the KHD Common Shares. However, the Arrangement Agreement further provides that if the Board determines, in their sole discretion, that the ADC Program cannot be established on commercially reasonable terms or would otherwise not be in the best interests of Shareholders, the Company may distribute SWA Common Shares instead of ADCs. For a description of the applicable delivery procedures in the event that the Company distributes SWA Common Shares instead of ADCs, please see Schedule P to this Management Information Circular.
OeKB or a custodian appointed by OeKB will hold a modifiable global certificate representing the number of ADCs issued by OeKB under the ADC Program. No physical certificates will be issued. Shareholders with OeKB eligible accounts will receive such ADC interests directly through such accounts. ADC interests distributed to a Shareholder without an OeKB eligible account will be held in trust by SWA or an agent appointed by SWA until such time as the Shareholder provides instructions to SWA to transfer their ADC interests to an OeKB eligible account maintained by them. Such Shareholders may submit instructions to SWA via the Letter of Transmittal accompanying this Management Information Circular.
If, after 5 years, a Shareholder has not provided instructions for the transfer of his or her ADC interests to an OeKB eligible account maintained by them as described above, SWA or its appointed agent will exchange such ADC interests into SWA Common Shares pursuant to the procedures described below and deliver or cause to be delivered such SWA Common Shares to such Shareholder.
To the extent that SWA or its appointed agent is unable to deliver the ADCs or the underlying SWA Common Shares to which a Shareholder is entitled on or before the date which is six years after the Effective Date, then the ADCs and the underlying SWA Common Shares which such Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such SWA Common Shares shall be delivered to SWA for cancellation and shall be cancelled by SWA and the interest of the Shareholder in such ADCs and the underlying SWA Common Shares shall be terminated as of such date.
     Exercise of the rights connected with the ADCs
Each holder of an ADC will be entitled to all the rights and preferences of, and subject to all of the limitations of, the underlying SWA Common Shares represented by the ADC (including dividend, voting, redemption and liquidation rights and preferences). For a detailed description of the voting and the dividend rights relating to the SWA Common Shares, see “Description of Share Capital” in Schedule I to this Management Information Circular.
OeKB or its agent will be registered in SWA’s share register as the holder of the SWA Common Shares represented by the ADCs. Each ADC holder will own a partial beneficial interest in the modifiable global certificate corresponding to the number of his or her SWA Common Shares evidenced by the modifiable global certificate.
Except for ADC holders whose interests are held in trust by SWA, SWA or its appointed agent will deliver proxy materials and other deliverables to which a holder of SWA Common Shares is entitled to OeKB. OeKB or its appointed agent will then deliver such materials to the persons identified on the OeKB eligible accounts to which the ADC interests are credited, or as otherwise instructed by them. Such materials will then be forwarded to the ADC holders through their intermediaries. In the case of ADC holders whose interests are held in trust by SWA or its appointed agent, such materials will be delivered directly to such holders or their intermediaries by SWA or its appointed agent.
Dividends, if any, will be distributed to ADC holders in the same manner as described above for the dissemination of proxy materials and other deliverables. The Company, SWA, OeKB and their agents are entitled to deduct and withhold from all dividends or other distributions otherwise payable to any holder of ADCs such amounts as the Company, SWA, OeKB or their agents are required or permitted to deduct and withhold with respect to such payment under the terms and conditions of the ADC Program, the ITA and the regulations thereunder, the Code or any provision of any applicable federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes hereof as having been paid to the holder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

     Guarantees given in connection with the ADCs
No bank guarantees or any other kind of guarantees will be given in connection with the issuance of the ADCs.
     Exchanging ADCs for SWA Common Shares
Upon receiving a request by a holder of ADCs to exchange such ADCs for the respective number of SWA Common Shares underlying such ADCs, OeKB will decrease the number of ADCs evidenced by the modifiable global certificate and OeKB or the custodian appointed by OeKB will arrange for release of the underlying SWA Common Shares and such SWA Common Shares will be credited to the appropriate account or a certificate will be delivered to such holder. If the ADC holder holds the ADCs through an OeKB participating depositary bank or custodian, such depositary bank or custodian should submit instructions to OeKB via his or her depositary bank to effect transfer of the SWA Common Shares underlying the ADCs in accordance with its procedures. OeKB or its appointed agent will then arrange for delivery of SWA Common Shares in registered or book entry form in the name of the appropriate registered owner or instruct SWA’s transfer agent to have the SWA Common Shares underlying the ADCs credited to the appropriate account. In the case of ADC holders whose interests are held in trust by SWA or its appointed agent, such holders should contact SWA or SWA’s transfer agent to request an exchange of their ADCs for SWA Common Shares.
Under the ADC Program, once an ADC holder has exchanged their ADCs for SWA Common Shares, they may not then re-exchange such SWA Common Shares for ADCs without the consent of SWA.
     Settlement
Because of time-zone differences, the mechanics of effecting exchanges and transfers of ADCs for SWA Common Shares as well as the need for OeKB accountholders to comply with the respective systems’ rules and procedures, including their established deadlines, the exchange of ADCs for, or transfer of, the respective number of SWA Common Shares underlying such ADCs between OeKB and the OeKB accountholders may not be credited to the relevant account until two or more Austrian banking days following delivery of the instructions to exchange or transfer the ADCs to the system of OeKB.
     Fees and costs associated with the ADC Program
SWA will be responsible for any fees payable under the ADC Program for the issuance of the ADCs or for maintaining the modifiable global certificate. The ADC holders will not be responsible for any such fees, but will be responsible for any costs or fees associated with the establishment and maintenance of their OeKB eligible accounts. There may be additional costs for ADC holders in connection with the exchange of ADCs for SWA Common Shares under the ADC Program.
     Negotiability and restrictions on the negotiability of the ADCs
Upon admission to the 3rd market on the Vienna Stock Exchange, the ADCs, each ADC representing one SWA Common Share, may be traded without any limitation and are subject to the provisions relating to trading on the Vienna Stock Exchange, in particular the provisions of the Austrian Stock Exchange Act.
     Applicable law and jurisdiction
The ADCs are subject to the laws of the Republic of Austria.
     Admission to the Vienna Stock Exchange
It is expected that the ADCs will be admitted for listing in the 3rd market on the Vienna Stock Exchange (Dritter Markt an der Wiener Börse) by the end of the fourth quarter in 2007.

If the board of directors of SWA determine, in their sole discretion, that the listing on the Vienna Stock Exchange will be significantly delayed, cannot be completed on commercially reasonable terms or would otherwise not be in the best interests of the beneficial holders of the SWA Common Shares, SWA and/or the Company will instruct OeKB or its agent to terminate the ADC Program, cancel any outstanding ADCs and release the SWA Common Shares to SWA’s transfer agent for distribution to the beneficial holders or their intermediaries.
     Description of OeKB
OeKB, has its seat in 1010 Vienna, Am Hof 4, Austria. OeKB was established on June 29, 1946 and is a stock corporation according to the Austrian Act on Stock Corporations (Aktiengesetz – AktG) and is subject to the laws of the Federal Republic of Austria.
Proposed Timetable for the Arrangement
The anticipated timetable for the completion of the Arrangement and the key dates as proposed are as follows:

Meeting:	July 27, 2007
Final Court Approval:	August 14, 2007
Closing and Effective Date:	To be announced
The Effective Date is expected to occur shortly after the date on which the Final Order is obtained and the events and transactions listed in the Plan of Arrangement are completed to the satisfaction of the Company and SWA. The Company and SWA will determine the Effective Date, based on their determination of when all conditions to the completion of the Arrangement are satisfied or waived by the party entitled to the benefit thereof. Notice of the actual Effective Date will be given to shareholders through a press release when all conditions to the Arrangement have been met or waived and the Board is of the view that all elements of the Arrangement have been completed.
In addition, the foregoing dates may be amended by the Company and SWA in accordance with the terms of the Arrangement Agreement.
Valuation and Fairness Opinion
Engagement of Valuator
In March 2007, Stephen W. Semeniuk, CFA, was retained by the Company to provide the Valuation and Fairness Opinion. The Company will pay Mr. Semeniuk a commercially reasonable fee for his services provided in connection with the preparation of the Valuation and Fairness Opinion. No portion of the compensation payable to Mr. Semeniuk in connection with his engagement is contingent, in whole or in part, on the approval of the Arrangement or on the conclusions reached by Mr. Semeniuk in the Valuation and Fairness Opinion.
Credentials of Valuator
Mr. Semeniuk is a Chartered Financial Analyst charterholder and holds an MBA degree in finance from Michigan State University. Mr. Semeniuk is experienced in the valuation of listed and unlisted companies and their assets, having held Director of Research and Vice-President, Research positions with several Canadian based investment dealers. Mr. Semeniuk is also a past director of the Canadian Council of Financial Analysts and since 1991 has been providing financial research and consulting services to members of the legal profession, investment dealers and industry. The management of the Company believes that Mr. Semeniuk is qualified to prepare the Valuation and Fairness Opinion in a satisfactory manner.
Independence of Valuator
Neither Mr. Semeniuk nor any of his associates is an Interested Party. Neither Mr. Semeniuk nor any of his associates is an advisor to any of the Interested Parties in respect of the Arrangement, except that: (a) in April 2007

Mr. Semeniuk completed a valuation of Sasamat; (b) in April 2006 Mr. Semeniuk prepared a valuation and fairness opinion in respect of a proposed arrangement between the Company and Sasamat which was never made effective; (c) in October 2005 Mr. Semeniuk prepared a fairness opinion pertaining to investment, cost and revenue agreements and the credit facility that Sasamat entered into with MFC Bancorp Ltd. (now KHD Humboldt Wedag International Ltd.); and (d) in September 2004 Mr. Semeniuk completed a valuation of FAHR Beteiligungen AG (now KHD Humboldt Wedag International (Deutschland) AG). Neither Mr. Semeniuk nor any of his associates is the independent auditor or is an affiliated entity of the independent auditor of any of the Interested Parties. Neither Mr. Semeniuk nor any of his associates has a material financial interest in the completion of the Arrangement.
Mr. Semeniuk advises that in the ordinary course of his business he does not have or hold positions in the securities of any Interested Party. As the holder of a chartered financial analyst designation, Mr. Semeniuk conducts research on securities, companies and industries and may in the future, in the course of providing financial advisory services to a broad spectrum of corporate clients, perform financial and research activities companies referred to the preparation of the Valuation and Fairness Opinion.
Having reviewed all such circumstances, management of the Company believes that Mr. Semeniuk is independent in the preparation of the Valuation and Fairness Opinion.
Scope of Review
During the month of June, 2007 Mr. Semeniuk carried out the work necessary to complete the Valuation and Fairness Opinion. During that period, Mr. Semeniuk relied on information provided by the Company’s management and its legal advisor and and referred to publicly available information on the Company. Other information on the Company and the KHD Common Shares was accessed through Canada Stockwatch and other sources such as the Company’s website address. In the course of Mr. Semeniuk’s engagement he held a number of discussions with the Company’s management and its legal advisors. Mr. Semeniuk had access to all information requested from the Company and no suggestions were requested of or offered by the Company as to the approach or methodology used in the preparation of the Valuation and Fairness Opinion.
Approach and Methodology Used in Valuation
The valuation portion of the Valuation and Fairness Opinion was prepared based upon techniques and assumptions that Mr. Semeniuk considered appropriate in the circumstances for the purposes of arriving at an opinion as to fairness of the Arrangement.
Valuation and Fairness Opinion Summary
Mr. Semeniuk submitted a Valuation and Fairness Opinion to the Board dated effective June 25, 2007, a copy of which is attached as Schedule J to this Management Information Circular.
The Valuation and Fairness Opinion describes the creation of SWA and the separation of the Company’s real estate assets from its industrial plant and engineering services operations as intended to increase market interest and enhance shareholder value. The Valuation and Fairness Opinion states that by appealing to different groups of investors with different investment objectives, the Arrangement should facilitate increased investment interests to be generated in the activities of the Company and SWA that will potentially enhance the interests of current Shareholders who will participate in the Company’s real estate activities directly through the ownership of SWA Securities. Mr. Semeniuk further states in his Valuation and Fairness Opinion that the proposed Arrangement will not impair the ownership position of current Shareholders in the Company’s real estate assets. This is primarily because, as stated in the Valuation and Fairness opinion, Shareholders will hold the same proportional interest in the assets of the Company through their pro rata ownership of SWA Securities and KHD Common Shares.
Mr. Semeniuk concludes that the proposed distribution under the Arrangement of one SWA Security, for every one KHD Common Shares held is fair, from a financial point of view, to the Shareholders as a whole and to the minority non-controlling Shareholders.

Description of the Plan of Arrangement
Subject to the conditions in the Arrangement Agreement being satisfied or waived, the Company will apply to the Court for the Final Order approving the Plan of Arrangement under the provisions of section 288 of the BCBCA. In connection with the Arrangement, among other things, the Company will indirectly transfer certain of its real estate interests and other assets to SWA and distribute the SWA Securities held by the Company, pro rata, to the Shareholders (other than Registered Shareholders who properly exercise the right to dissent in respect of the Arrangement Resolution) in exchange for a reduction in the paid up capital with respect to the KHD Common Shares.
On the Effective Date (or such other dates as may be determined by the Board), and after obtaining a Tax Ruling, unless the Board elects to waive such requirement, the events and transactions set out in either Section 3.1(b) or 3.1(c) of the Plan of Arrangement, as determined by the Board in their sole discretion, will occur and be deemed to occur in the order set out in the Plan of Arrangement without further act or formality and with each transaction or event being deemed to occur immediately after the occurrence of the transaction or event immediately preceding it.
If the Board elects to proceed pursuant to Section 3.1(b) of the Plan of Arrangement, the following events and transactions will occur and be deemed to occur in the following order, without further act or formality and with each transaction or event being deemed to occur immediately after the occurrence of the transaction or event immediately preceding it:
(i)	the Company will subscribe for: (A) one SWA Common Share and pay SWA an amount equal to the Subscription Price in Canadian dollars, and (B) if deemed necessary by the Board for working capital purposes or otherwise, one SWA Preferred Share and pay SWA an amount equal to the Canadian dollar equivalent of such determined amount, up to a maximum of €3.2 million;

(ii)	SWA will acquire the ZD Real Estate for cash in Canadian dollars in an amount equal to the fair market value of the ZD Real Estate;

(iii)	SWA will acquire the AIP Real Estate for cash in Canadian dollars in an amount equal to the fair market value of the AIP Real Estate;

(iv)	SWA will acquire the ARGE Partnership Interest held by AIP for cash in Canadian dollars in an amount equal to the fair market value of such interest;

(v)	SWA will acquire the GbRAS Partnership Interest held by AIP for cash in Canadian dollars in an amount equal to the fair market value of such interest;

(vi)	SWA will: (A) acquire all of the shares of RVI held by KHD Deutschland for cash in Canadian dollars in an amount equal to the fair market value such shares less the amount of the RVI Receivable, and (B) assume KHD Deutschland’s obligation to pay RVI the amount of the RVI Receivable;

(vii)	the Company will exchange the SWA Preferred Share, if acquired by the Company pursuant to Section 3.1(b)(i) of the Plan of Arrangement, for that number of SWA Common Shares having an aggregate fair market value equal to the fair market value of the SWA Preferred Share;

(vii)	the board of directors of SWA will resolve to split its issued and outstanding SWA Common Shares into that number of SWA Common Shares that is equal to the number of issued and outstanding KHD Common Shares on the Effective Date;

(ix)	the Company will deposit all of the issued and outstanding SWA Common Shares with OeKB or its nominee in exchange for an equal number of ADCs to be issued by OeKB representing such SWA Common Shares;

(x)	the stated capital account maintained for the KHD Common Shares will be reduced by an amount equal to the fair market value of the ADCs held by the Company; and

(xi)	in exchange for the reduction of stated capital with respect to the KHD Common Shares, the Company will distribute, pro rata, to all of the Shareholders as of the Effective Date, all of its interests in the ADCs issued by OeKB.
If the Board elects to proceed pursuant to Section 3.1(c) of the Plan of Arrangement, the following events and transactions will occur and be deemed to occur in the following order, without further act or formality and with each transaction or event being deemed to occur immediately after the occurrence of the transaction or event immediately preceding it:
(i)	the Company will subscribe for one SWA Common Share and pay SWA an amount equal to the Alternative Subscription Price in Canadian dollars;

(ii)	SWA will purchase from the Company and KHD GmbH the AIP Receivable for cash in Canadian dollars in an amount equal to the principal amount of such receivable plus any accrued interest thereon;

(iii)	AIP will acquire the ZD Real Estate by issuing a promissory note in favour of ZD to be denominated in Canadian dollars with an outstanding principal amount equal to the fair market value of the ZD Real Estate;

(iv)	the Company will acquire all of the shares of KHD Deutschland held by Pang Hau for cash in Canadian dollars in an amount equal to the fair market value of such shares;

(v)	SWA will acquire all of the shares of AIP held by KHD GmbH for cash in Canadian dollars in an amount equal to the fair market value of such shares;

(vi)	SWA will acquire all of the interests in Pang Hau held by the Company for cash in Canadian dollars in an amount equal to the fair market value of such interests;

(vii)	SWA will acquire all of the shares of RVI held by KHD Deutschland for cash in Canadian dollars in an amount equal to the fair market value of such shares;

(viii)	SWA will transfer to AIP, as a capital contribution, the remaining balance, if any, of the Alternative Subscription Price;

(ix)	AIP will repay the promissory note issued to ZD in connection with the purchase of the ZD Real Estate;

(x)	the board of directors of SWA will resolve to split its issued and outstanding SWA Common Share into that number of SWA Common Shares that is equal to the number of issued and outstanding KHD Common Shares on the Effective Date;

(xi)	the Company will deposit all of the issued and outstanding SWA Common Shares with OeKB or its nominee in exchange for an equal number of ADCs to be issued by OeKB representing such SWA Common Shares;

(xii)	the stated capital account maintained for the KHD Common Shares will be reduced by an amount equal to the fair market value of the ADCs held by the Company; and

(xiii)	in exchange for the reduction of stated capital with respect to the KHD Common Shares, the Company will distribute, pro rata, to all of the Shareholders as of the Effective Date, all of its interests in the ADCs issued by OeKB.

However, the Arrangement Agreement further provides that if the Board determines, in their sole discretion, that the ADC Program cannot be established on commercially reasonable terms or would otherwise not be in the best interests of the Shareholders, the Company may distribute SWA Common Shares instead of ADCs. For a description of the applicable delivery procedures in the event that the Company distributes SWA Common Shares instead of ADCs, please see Schedule P to this Management Information Circular. The ADCs are described under “The Arrangement – Overview of the Arrangement – Description of ADCs”. The rights attaching to the SWA Common Shares underlying the ADCs are described under “Description of Share Capital” in Schedule I to this Management Information Circular.
Management Agreement
After completion of the Arrangement and subject to approval by SWA’s board of directors, SWA will enter into the Management Agreement with Mass Financial. Pursuant to the Management Agreement, Mass Financial will provide administrative and management assistance, for a fee, to SWA. The fee will be comparable to industry standards. The Management Agreement will waive any conflicts which may arise in relation to Mass Financial administering its other businesses or appropriating opportunities for its own benefit. In addition, the Management Agreement provides that SWA will indemnify Mass Financial for delivery of services under the Management Agreement except in the case of loss arising out of wilful misfeasance, bad faith or gross negligence on the part of Mass Financial.
Following termination of the Management Agreement, all accounts will be required to be settled, books and records returned and materials and supplies delivered.
Arrangement Agreement
The following is a description of the material terms and conditions of the Arrangement Agreement and is qualified in its entirety by the full text of the Arrangement Agreement. The full text of the Arrangement Agreement, including the Plan of Arrangement attached as Appendix I thereto, is attached as Schedule K to this Management Information Circular. Shareholders are encouraged to read the Arrangement Agreement in its entirety.
General
The Arrangement Agreement is dated as of June 29, 2007 and is between the Company and SWA. The Arrangement Agreement provides for the Arrangement pursuant to which, among other things, the Company will indirectly transfer certain of its real estate interests and other assets to SWA and distribute the SWA Securities held by the Company, pro rata, to the Shareholders (other than registered Shareholders who properly exercise the right to dissent in respect of the Arrangement Resolution) in exchange for a reduction in the paid-up capital with respect to the KHD Common Shares.
The Arrangement Agreement contains covenants, conditions and termination provisions by which the parties to the Arrangement Agreement are bound. The parties to the Arrangement Agreement have also made certain representations and warranties to each other and have agreed to certain other terms and conditions which are standard in a transaction of the nature of the Arrangement. In addition, the Arrangement Agreement provides that, subject to any applicable restrictions under the BCBCA or the Final Order, it may be amended by written agreement of the parties before or after the Meeting, but not later than the Effective Date, without further notice to, or the approval of, the Shareholders.
Conditions to the Arrangement Becoming Effective
The respective obligations of the Company and SWA to complete the Arrangement are subject to the satisfaction or waiver, on or before the Effective Date, of certain mutual conditions, including, among others, the following:
(i)	the Arrangement Resolution, with or without amendment, having been approved by the Shareholders;

(ii)	the Interim Order and the Final Order having been obtained in form and substance satisfactory to the Company and SWA, acting reasonably;

(iii)	all consents, orders, regulations and approvals, including regulatory and judicial approvals and orders required, necessary or desirable for the completion of the transactions provided for in the Arrangement Agreement and contemplated by the Arrangement having been obtained or received;

(iv)	the distribution of the SWA Securities held by the Company, as contemplated in the Plan of Arrangement, in the United States pursuant to the Arrangement being exempt from registration requirements under the 1933 Act and (except with respect to persons deemed “affiliates”) such securities not being subject to resale restrictions in the United States;

(v)	the distribution of the SWA Securities held by the Company, as contemplated in the Plan of Arrangement, in Canada pursuant to the Arrangement being exempt from registration and prospectus requirements of applicable Canadian securities legislation;

(vi)	there not being in force any law, ruling, order or decree that makes it illegal or restrains, or enjoins or prohibits the consummation of the transactions contemplated by the Arrangement Agreement and the Arrangement;

(vii)	the Company and SWA being satisfied that, based on the current provisions of the ITA, the distribution of the SWA Securities under the Arrangement will be treated for the purposes of the ITA as a return of capital on a reduction of its paid-up capital and not as a deemed dividend with no material Canadian federal income tax payable by any of the Company, SWA or the Shareholders who hold their KHD Common Shares as capital property; and

(viii)	the Arrangement Agreement not having been terminated in accordance with the provisions thereof.
In addition, it is a condition of the Company’s obligations under the Arrangement Agreement that the aggregate number of the KHD Common Shares in respect of which the Shareholders will have exercised, and not withdrawn the exercise of, Dissent Rights provided pursuant to the terms of the Plan of Arrangement and the Interim Order will not be in excess of 10% of the issued and outstanding KHD Common Shares on the date of the Meeting.
Management of the Company believes that all material consents, orders, rulings, approvals and assurances required for the Arrangement to become effective will be obtained prior to the Effective Date in the normal course upon application therefore. There can, however, be no assurance that all of the conditions to the Arrangement will be fulfilled prior to the Effective Date.
Notwithstanding the fulfillment, or waiver, of the foregoing and other certain conditions, at any time before or after the holding of the Meeting but prior to the Effective Date, the Arrangement Agreement may be unilaterally terminated by the Company without further notice to, or action on the part of, the Shareholders for whatever reason the Company may consider appropriate. The directors of the Company consider it appropriate to retain the flexibility to not proceed with the Arrangement should some event occur prior to the Arrangement becoming effective which in the opinion of the directors of the Company makes it inappropriate to complete the Arrangement. The Arrangement Resolution to be considered and approved by the Shareholders at the Meeting authorizes such action by the directors of the Company.
Expenses of the Arrangement
The Arrangement Agreement provides that the Company is to pay all expenses incurred in connection therewith, the Arrangement and the transactions contemplated thereby except those incurred by Shareholders in establishing OeKB eligible accounts.

Amendment and Waiver
The Arrangement may be amended by the Company and SWA acting together, at any time and from time to time before and after the Meeting, provided any such amendment is contained in a written document which is filed with and approved by the Court and communicated to the Shareholders, if so required by the Court. The amendments may include: (a) changing the time for the performance of any of the obligations or acts of the parties thereto; (b) waiving any inaccuracies or modify any representation or warranty contained therein or in any document to be delivered pursuant thereto; or (c) waiving compliance with or modify any of the covenants contained therein or waive or modify the performance of any of the obligations of the parties thereto contained therein.
Termination
The Arrangement Agreement may be terminated without further action by the shareholders: (a) by mutual written consent of the Company and SWA at any time prior to the Effective Date; (b) by either the Company or SWA, in each case prior to the Effective Date, if the other party is in breach of a condition of the Arrangement Agreement; or (c) unilaterally by either the Company or SWA if the Arrangement has not taken effect by September 30, 2007.
Indemnification
Each of the Company and SWA undertakes to indemnify and hold harmless the other from and against all losses, claims, damages, liabilities, actions or demands including, but not limited to, legal fees and amounts paid in any settlement approved by the indemnifying party of any action, suit, proceeding or claim, but excluding lost profits and consequential damages of the indemnified party, to which the indemnified party may become subject insofar as such losses, claims, damages, liabilities, actions or demands arise out of or are based upon any breach of a representation, warranty, covenant or obligation of the indemnifying party set out in the Arrangement Agreement.
REGULATORY MATTERS
Tax Treatment
The respective obligations of the Company and SWA to complete the Arrangement are subject to, among other things, the Company and SWA being satisfied that, based on the current provisions of the ITA, the distribution of the SWA Securities pursuant to the Arrangement will be treated as a return of capital and not a deemed dividend with no material Canadian federal income tax payable by either the Company or SWA.
Issue and Resale of SWA Common Shares
Canada
The issue and subsequent distribution of the SWA Securities in connection with the Arrangement will be exempt from the registration and prospectus requirements of the securities legislation of the provinces and territories of Canada.
There will not be any secondary market for the SWA Securities in Canada. Resale of the SWA Securities in Canada will be limited except for sales made in accordance with an available exemption from the registration and prospectus requirements of the securities legislation of the provinces and territories of Canada.
United States
The SWA Securities to be distributed to holders of KHD Common Shares are not required to be, and will not be, registered under the 1933 Act. Such securities will be issued in reliance upon the exemption provided by section 3(a)(10) of the 1933 Act. Section 3(a)(10) exempts from the general registration requirement under the 1933 Act securities that are issued in exchange for one or more bona fide outstanding securities, claims or property interests where the terms and conditions of the issue and exchange have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issue and exchange at which all persons to whom such securities will be issued have the right to appear. The Court is authorized to conduct a hearing to determine the fairness of the terms and conditions of the Arrangement, including the proposed issuance of SWA Securities in exchange for the reduction of capital in respect of the KHD Common Shares. See “The Arrangement — Overview of the Arrangement — Court Approval and Completion of the Arrangement”.
Upon completion of the Arrangement, the resulting distribution of SWA Securities will not be registered under the 1933 Act or the securities laws of any state of the United States, but will instead be effected in reliance on the registration exemption provided by Section 3(a)(10) of the 1933 Act and exemptions provided under applicable state securities laws. The SWA Securities received by shareholders in the Arrangement will generally be resaleable without any securities laws restriction except with respect to certain shareholders.
With respect to SWA Securities distributed to Shareholders upon the closing of the Arrangement, persons who are not affiliates of either the Company or SWA prior to the Arrangement and who are not affiliates of SWA after the Arrangement, subject to applicable Canadian requirements, may resell their SWA Securities without restriction under the 1933 Act. Rule 144 under the 1933 Act defines an “affiliate” of an issuer as “a person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such issuer”. Typically, persons who are executive officers, directors or major shareholders of an issuer are considered to be its affiliates.
Persons who are affiliates of either the Company or SWA prior to the Arrangement may not resell their SWA Securities in the absence of registration under the 1933 Act, unless, as discussed below, an exemption from registration is available.
Persons who are affiliates of either the Company or SWA at the time of the Arrangement, and are either affiliates or not affiliates of SWA after the Arrangement, will be entitled to resell, during any three-month period, that number of SWA Securities that does not exceed the greater of one percent of the then outstanding SWA Securities or the average weekly trading volume of such shares during the four-week period preceding the date of sale, all subject to certain restrictions on the manner of sale, notice requirements, aggregation rules and the availability of public information about SWA.
Persons who are affiliates of either the Company or SWA prior to the Arrangement, but are not affiliates of SWA after the Arrangement, may resell their SWA Securities without regard to the volume and manner of sale limitations set out in the preceding paragraph, so long as they hold their SWA Securities for a period of one year from the date of the Arrangement, subject to the availability of certain public information about SWA.
Finally, persons who are affiliates of either the Company or SWA prior to the Arrangement and are not, and have not been during the three-month period preceding the resale, an affiliate of SWA after the Arrangement, may resell their SWA Securities without regard to the restrictions set out in the preceding two paragraphs, so long as they hold their SWA Securities for a period of two years from the date of the Arrangement.
The foregoing discussion is only a general overview of certain requirements of United States federal securities laws applicable to the SWA Securities received upon completion of the Arrangement. Holders of these SWA Securities may be subject to additional restrictions including, but not limited to, restrictions under written contracts, agreements or instruments to which they are parties or are otherwise subject, and restrictions under applicable securities laws of all US states. All holders of SWA Securities are urged to consult with counsel to ensure that the resale of their SWA Securities complies with applicable securities legislation.
The solicitation of proxies under the Arrangement is not subject to the requirements of Section 14(a) of the 1934 Act; accordingly, this Management Information Circular has been prepared in accordance with the disclosure requirements of Canadian law. Such requirements are different than those of the United States applicable to proxy statements under the 1934 Act. The financial statements included herein have been prepared in accordance with Canadian GAAP and may not be comparable in all respects to financial statements of United States companies.

The securities to be issued in connection with the Arrangement have not been approved or disapproved by the SEC or securities regulatory authorities of any state of the United States, nor has the SEC or securities regulatory authority of any state in the United States passed on the adequacy or accuracy of this circular. Any representation to the contrary is a criminal offence.
DISSENT RIGHT
The following description of the Dissent Procedures as laid out in the Interim Order is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder in strict compliance with the Dissent Procedures and is qualified entirely by reference to the full text of the Interim Order and Article 5 of the Plan of Arrangement and the applicable provisions of the BCBCA which are reproduced in Schedule O to this Management Information Circular. The Interim Order, which is attached as Schedule L to this Management Information Circular, expressly provides Registered Shareholders with the right to dissent on substantially the same terms and conditions as set out in Part 8, Division 2 of the BCBCA, the text of which is reproduced as Schedule O to this Management Information Circular, with modifications to the provisions of Part 8, Division 2 of the BCBCA as provided in the Plan of Arrangement and the Interim Order.
In general, any Registered Shareholder who exercises Dissent Rights in compliance with Part 8, Division 2 of the BCBCA (as modified by the Plan of Arrangement and the Interim Order) will be entitled, in the event that the Arrangement becomes effective, to be paid by the Company the fair value of the KHD Common Shares held by that Dissenting Shareholder determined as at the point in time immediately before the Arrangement Resolution is approved by the Shareholders.
A Dissenting Shareholder will, on the Effective Date, and notwithstanding any provision of Part 8, Division 2 of the BCBCA, be deemed to have transferred the Dissenting Shareholder’s KHD Common Shares to the Company for cancellation and will cease to have any rights as a Shareholder except for the entitlement to be paid fair value for such KHD Common Shares in accordance with the Dissent Procedures. In no event will the Company, SWA or any other person be required to recognize a Dissenting Shareholder as a Shareholder after the deemed transfer of the KHD Common Shares of that holder. In addition, in accordance with the restrictions set out in Part 8, Division 2 of the BCBCA, and the provisions of Article 5 of the Plan of Arrangement, a Shareholder who has voted in favour of the Arrangement Resolution will be deemed to have waived the right to dissent in respect of the Arrangement Resolution and will not be entitled to exercise their Dissent Right.
A Registered Shareholder wishing to exercise the Dissent Right who, for any reason, does not properly fulfil each of the Dissent Procedures, acts inconsistently with such dissent or who for any other reason is not entitled to be paid the fair value of the holder’s KHD Common Shares will be treated as if such Shareholder had participated in the Arrangement on the same basis as a non-dissenting Shareholder who had made the Deemed Election.
The filing of a notice of dissent deprives a Dissenting Shareholder of the right to vote at the Meeting, except if such Dissenting Shareholder ceases to be a Dissenting Shareholder in accordance with the Dissent Procedures. For greater certainty, a Registered Shareholder who wishes to exercise the Dissent Right may not vote in favour of the Arrangement.
A Registered Shareholder who wishes to exercise the Dissent Right must deliver written notice of dissent to the Company no later than 5:00 p.m. (Hong Kong time) on Thursday, July 26, 2007 (or 5:00 p.m. (Hong Kong time) on the day that is one (1) business day immediately preceding any adjourned or postponed Meeting).
The written notice of dissent must be received by the Company at Suite 702, 7th Floor, Ruttonjee House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China. A Dissenting Shareholder must dissent with respect to all KHD Common Shares in which the holder owns a beneficial interest. The written notice must set out the number of KHD Common Shares in respect of which the notice of dissent is being sent and:
(a)	if the KHD Common Shares constitute all of the KHD Common Shares of which the Dissenting Shareholder is the registered and beneficial owner, a statement to that effect;

(b)	if the KHD Common Shares constitute all of the KHD Common Shares of which the Dissenting Shareholder is the registered and beneficial owner but if the Dissenting Shareholder owns additional KHD Common Shares beneficially, a statement to that effect and the names of the Registered Shareholders, the number of KHD Common Shares held by the Registered Shareholders and a statement that written notices of dissent have or will be sent with respect to such KHD Common Shares; or

(c)	if the Dissent Right is being exercised by a Registered Shareholder who is not the beneficial owner of the KHD Common Shares, a statement to that effect and the name of the beneficial owner and a statement that the Registered Shareholder is exercising the Dissent Right with respect to all of the KHD Common Shares of the beneficial owner registered in such Registered Shareholder’s name.
The Company is required promptly after the later of:
(a)	the date on which the Company forms the intention to proceed with the Arrangement; and

(b)	the date on which the written notice of dissent was received,

to notify each Dissenting Shareholder of its intention to proceed with the Arrangement. The Company expects that it will be in a position to deliver such notification on or before the Effective Date. Upon receipt of the notification, each Dissenting Shareholder is then required, if the Dissenting Shareholder wishes to proceed with exercising the Dissent Right, within one (1) month after the date of the notification to send to the Company:
(i)	a written statement that the Dissenting Shareholder requires the Company to purchase all of its KHD Common Shares;

(ii)	the certificate(s) representing such KHD Common Shares; and

(iii)	if the Dissent Right is being exercised by the Dissenting Shareholder on behalf of a beneficial owner who is not the Dissenting Shareholder, a statement signed by the beneficial owner which sets out whether the beneficial owner is the beneficial owner of other KHD Common Shares, and if so: (a) the names of the registered owners of those KHD Common Shares; (b) the number of those KHD Common Shares; and (c) that the Dissent Right is being exercised in respect of all of those KHD Common Shares.
A Dissenting Shareholder who fails to send the Company, within the required time frame, the written statements described above and the certificate(s) representing the KHD Common Shares in respect of which the Dissenting Shareholder dissents, forfeits the Dissent Right.
The Company will send to each Dissenting Shareholder who has timely delivered the required documentation, a written offer to pay for the KHD Common Shares (an “Offer to Pay”) with respect to which a Dissent Right is being exercised in an amount considered by the directors of the Company to be fair value thereof, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay will be on the same terms. The Company is required to pay for the KHD Common Shares of a Dissenting Shareholder within ten (10) calendar days after an Offer to Pay has been accepted by a Dissenting Shareholder, but any such Offer to Pay lapses if the Company does not receive an acceptance thereof within thirty (30) calendar days after the Offer to Pay has been made.
If the Company fails to make an Offer to Pay for the KHD Common Shares of a Dissenting Shareholder, or if a Dissenting Shareholder fails to accept an offer that has been made, the Company may, within fifty (50) calendar days after the Effective Date or within such further period as the Court may allow, apply to the Court to fix a fair value for the KHD Common Shares of Dissenting Shareholders. If the Company fails to apply to the Court, a Dissenting Shareholder may apply to the Court for the same purpose within a further period of twenty (20) calendar days or within such further period as the Court may allow. A Dissenting Shareholder is not required to give security for costs in such an application.
Upon an application to the Court, all Dissenting Shareholders whose KHD Common Shares have not been purchased by the Company will be joined as parties and bound by the decision of the Court, and the Company will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of the right of such Dissenting Shareholder to appear and be heard in person or by counsel. Upon any such application to the Court, the Court may determine whether any person is a Dissenting Shareholder who should be joined as a party, and the Court will then fix a fair value for the KHD Common Shares of all Dissenting Shareholders. The final order of the Court will be rendered against the Company in favour of each Dissenting Shareholder and for the amount of the fair value of each Dissenting Shareholder’s KHD Common Shares as fixed by the Court. The Court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Effective Date until the date of payment.
Under the BCBCA, the Company will be lawfully unable to pay the Dissenting Shareholders the fair value of their KHD Common Shares if the Company is insolvent or would be rendered insolvent by making the payment to the Dissenting Shareholder.
In such event, Dissenting Shareholders will have thirty (30) calendar days to elect to either: (i) withdraw their dissent and receive the consideration applicable to Shareholders under the Arrangement; or (ii) retain their status as a claimant and be paid as soon as the Company is lawfully able to do so, or in a liquidation, be ranked subordinate to its creditors but in priority to the Shareholders.
If the Arrangement is not implemented for any reason, Dissenting Shareholders will not be entitled to be paid the fair value for their KHD Common Shares, and their KHD Common Shares will not be deemed to be transferred to the Company.
The discussion above is only a summary of the Dissent Procedures which are technical procedures and complex. A Registered Shareholder who intends to exercise the Dissent Right should carefully consider and comply with the provisions of Part 8, Division 2 of the BCBCA, as modified by the Plan of Arrangement and the Interim Order. Persons who are beneficial owners of KHD Common Shares registered in the name of an intermediary such as a broker, custodian, nominee, other intermediary, or in some other name, who wish to exercise the Dissent Right should be aware that only a Registered Shareholder is entitled to exercise the Dissent Right. It is suggested that any Shareholder wishing to avail himself or herself of the Dissent Right seek his or her own legal advice as failure to comply strictly with the applicable provisions of the BCBCA, the Plan of Arrangement and the Interim Order may prejudice the availability of the Dissent Right. Dissenting Shareholders should note that the exercise of the Dissent Right can be a complex, time consuming and expensive process.
INCOME TAX CONSIDERATIONS
THE FOLLOWING SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR SHAREHOLDER. ACCORDINGLY, SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.
Canadian Federal Income Tax Considerations
In the opinion of Thorsteinssons LLP, counsel to the Company, the following is, as of the date hereof, a summary of the principal Canadian federal income tax consequences of the Arrangement generally applicable to Shareholders who, at all relevant times and for purposes of the ITA, hold their KHD Common Shares and SWA Securities as capital property, and who deal at arm’s-length with and are not affiliated with, the Company. Certain Shareholders who might not otherwise be considered to hold their shares as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the irrevocable election permitted by subsection 39(4) of the ITA. Such Shareholders should consult their own tax advisors regarding their particular circumstances.

This summary is not applicable to a Shareholder that is a “financial institution” for purposes of the mark-to-market rules contained in the ITA, a “specified financial institution”, or a Shareholder an interest in which is a ''tax shelter investment’’ (all as defined in the ITA). Such Shareholders should consult their own tax advisors with respect to the tax consequences to them of the proposed distribution of SWA Common Shares by the Company.
This summary does not discuss the Canadian federal income tax consequences of the Arrangement to holders of KHD Options. Holders of KHD Options should consult their own tax advisors with respect to the tax consequences to them of the Arrangement.
This summary is based upon the current provisions of the ITA, the regulations thereunder (the “Regulations”), our understanding of the current published administrative and assessing practices of the Canada Revenue Agency (the “CRA”) and all specific proposals to amend the ITA and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposals”), although there is no certainty that such Proposals will be enacted in the form proposed, if at all. Other than with respect to the Proposals, this summary does not take into account or anticipate any changes in the law or administrative practice whether by legislative, regulatory, administrative, or judicial action, nor does it take into account tax legislation or considerations of any province, territory, or foreign jurisdiction, which may differ significantly from those discussed herein.
In preparing this summary it has been assumed that the rights and obligations governing the ADCs as set out in this Management Information Circular are accurate and will be established as described therein. Based on this assumption, a holder of an ADC should be treated as the owner of the underlying SWA Common Share represented by that ADC.
Canadian Resident Shareholders
This portion of the summary is applicable to each Shareholder, other than a Dissenting Shareholder, who is, or is deemed to be, a resident of Canada for the purposes of the ITA or any applicable income tax treaty or convention.
     Distribution of SWA Securities as a Return of Paid-up Capital and/or a Dividend
The Company will distribute the SWA Securities held by it on the Effective Date to Shareholders on a pro rata basis (the “Distribution”). The fair market value of the SWA Securities distributed on the Distribution up to the paid-up capital (as defined in the ITA) of the KHD Common Shares outstanding on the Effective Date should be treated as a return of paid-up capital to Shareholders. To the extent that the fair market value of the SWA Securities received by a Shareholder as a return of paid up capital on a KHD Common Share exceeds the paid-up capital of such KHD Common Share, the excess amount will be treated as a taxable dividend received by the Shareholder from a taxable Canadian corporation.
A Shareholder who receives SWA Securities on the Distribution as a return of paid-up capital on a KHD Common Share held by it will not be subject to tax on the receipt; however, such a Shareholder will be required to reduce the adjusted cost base of the KHD Common Share by the fair market value of the SWA Securities received as a consequence of the return of paid-up capital on that KHD Common Share. If, as a result of such reduction, a Shareholder’s adjusted cost base of a KHD Common Share held by it becomes negative, such negative amount will be deemed to be a capital gain realized by the Shareholder as a result of a deemed disposition of the KHD Common Share in the taxation year that includes the Distribution. The taxation of capital gains (or capital losses) is described below.
A Shareholder who is an individual and who receives SWA Securities on the Distribution as a dividend on a KHD Common Share held by it will be required to include the amount of the dividend in income in accordance with the gross-up and dividend tax credit provisions of the ITA, which normally apply to dividends received by individuals from taxable Canadian corporations. Where the recipient Shareholder is a corporation, subject to the potential application of subsection 55(2) of the ITA, as discussed hereinafter, the amount of such dividend will be required to be included in the income of such Shareholder but such amount will generally be deductible in computing the taxable income of such Shareholder.

Private corporations and certain other corporations controlled by or for the benefit of an individual or a related group of individuals generally will be liable for a refundable tax under Part IV of the ITA in an amount equal to 33 1/3% of all taxable dividends received by each such corporation to the extent that the amount of such dividends is deductible, by virtue of specific provisions of the ITA, in computing the taxable income of each such corporation for the year of the receipt of such taxable dividends. In certain circumstances, subsection 55(2) of the ITA will treat a taxable dividend received by a Canadian resident corporation as proceeds of disposition or a capital gain. Canadian resident corporate Shareholders that receive a dividend from the Company should consult their own tax advisors with respect to the potential application of subsection 55(2) of the ITA to such dividend.
The cost, for the purposes of the ITA, of the SWA Securities that are received by Shareholders on the Distribution should be an amount equal to the fair market value of such SWA Securities on the date of the Distribution. The cost of SWA Securities acquired by a Shareholder will generally be required by the ITA to be averaged with the adjusted cost base of all other SWA Securities of an identical class which are held by such holder as capital property for the purpose of determining the adjusted cost base of such SWA Securities at any time thereafter.
     Disposition of the SWA Securities
A disposition or deemed disposition by a holder of SWA Securities (other than to SWA) will result in the holder realizing a capital gain (or capital loss) equal to the amount by which the proceeds of disposition exceed (or are exceeded by) the adjusted cost base of the SWA Securities to the holder plus reasonable disposition costs. The taxation of capital gains (or capital losses) is described below.
     Exchange of ADCs for SWA Common Shares
Based upon our understanding of the rights and obligations governing the ADCs as set out in this Management Information Circular, a holder of an ADC who exercises its right to exchange an ADC for a SWA Common Share as described under the heading “The Arrangement – Overview of the Arrangement – Description of ADCs” will generally not be considered to dispose of the ADC and will generally not realize a capital gain or loss on the exchange. The cost of the SWA Common Share acquired on the exchange will be equal to the adjusted cost base of the ADC converted. Our view is premised on the assumption that the documents governing the ADCs will be in a form which corresponds to this Management Information Circular. No assurance can be given that the documents governing the ADCs will correspond to the Management Information Circular and therefore holders of ADCs should consult their own tax advisers with respect to the tax consequences to them of an exchange of an ADC for a SWA Common Share.
     Taxation of Capital Gains (or Capital Losses)
A Shareholder will be required to include one-half of the amount of any capital gain described above in computing income and will be required to deduct one-half of the amount of any resulting capital loss (an “allowable capital loss”) against taxable capital gains. Allowable capital losses not deducted in the taxation year in which they are realized may ordinarily be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following taxation year against taxable capital gains realized in such years, to the extent and in the circumstances specified in the ITA.
A Shareholder that is a Canadian-controlled private corporation (as defined in the ITA) may be liable to pay an additional refundable tax of 6 2/3% on its “aggregate investment income” for the year, which is defined to include an amount in respect of taxable capital gains.
Capital gains realized by an individual may be subject to an alternative minimum tax. The ITA provides that the tax payable by individuals (other than certain trusts) is the greater of the tax otherwise determined and the alternative minimum tax. Individuals described above should consult their own tax advisors with respect to the alternative minimum tax provisions.

     Foreign Investment Entity Draft Legislation
On June 18, 2007, Bill C-33 to amend the ITA, including proposals relating to foreign investment entities (“FIEs”), received First Reading in the Senate. The proposed legislation (referred to as the “FIE Legislation”) is generally applicable for taxation years of taxpayers commencing after 2006. The FIE Legislation is exceedingly complex and its application is unclear in certain circumstances.
The FIE Legislation will apply for a taxation year of a holder of an ADC or a SWA Common Share if: (a) the holder holds the ADC or the SWA Common Share at the end of a taxation year of SWA ending in the holder’s taxation year; (b) at that time, SWA is a FIE; and (c) at that time, the ADC or the SWA Common Share, as the case may be, is not an “exempt interest” (as defined in the ITA).
Where the FIE Legislation applies for a taxation year of a holder of an ADC or a SWA Common Share, such holder will have an income inclusion for that year determined by applying a prescribed interest rate to the holder’s “designated cost” (as defined in the ITA) of the ADC or the SWA Common Share, as the case may be, at the end of each month ending in the holder’s taxation year and at which time the ADC or the SWA Common Share is held, unless the holder makes a valid election to use either the “mark-to-market” method or the “accrual” method (as those methods are defined in the ITA). The holder must include in income the amount so determined regardless of whether the holder receives any cash distribution on the ADC or the SWA Common Share, as the case may be.
A determination of the application of the FIE Legislation depends on numerous factual criteria and can change from time to time and therefore no determination of general application can be provided. Thus, Shareholders are urged to consult their own tax advisors.
Non-Resident Shareholders
This portion of the summary is applicable to each Shareholder (a “Non-Resident Shareholder”), other than a Dissenting Shareholder, who is not a resident, or a deemed resident, of Canada for the purposes of the ITA or any applicable income tax treaty or convention and who does not use or hold and is not deemed to use or hold KHD Common Shares or SWA Securities in, or in the course of, carrying on a business in Canada. This portion of the summary is not applicable to Non-Resident Shareholders that are insurers carrying on business in Canada. Such Non-Resident Shareholders should consult their own tax advisors.
     Distribution as a Return of Paid-up Capital and/or a Dividend
The income tax consequences applicable to the Distribution to Non–Resident Shareholders will be the same as those applicable to Shareholders resident in Canada except that dividends paid or credited or deemed to be paid or credited to a Non–Resident Shareholder will be subject to Canadian non–resident withholding tax at the rate of 25% of the gross amount of such dividends under the ITA. This rate may be reduced under an applicable income tax treaty or convention between Canada and such Non–Resident Shareholder’s country of residence.
     Disposition of KHD Common Shares and SWA Securities
A Non-Resident Shareholder will be subject to tax under the ITA in respect of capital gains realized on the disposition or deemed disposition of KHD Common Shares (i.e., by virtue of a KHD Common Share having a negative adjusted cost base) if such shares constitute “taxable Canadian property” (as defined in the ITA) to the Non-Resident Shareholder at the time of the disposition and the Non-Resident Shareholder is not entitled to any relief under an applicable tax treaty.
KHD Common Shares will not constitute taxable Canadian property to a particular Non-Resident Shareholder for the purposes of the ITA provided that: (i) the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder does not deal at arm’s length (within the meaning of the ITA), or the Non-Resident Shareholder together with such persons did not own or have an interest in or option in respect of 25% or more of the Company’s issued shares of any class or series at any time during the 60-month period preceding the particular time; and (ii) such shares are not otherwise deemed to be taxable Canadian property. A Non-Resident Shareholder who disposes of

KHD Common Shares that constitute taxable Canadian property will be required to provide notice to the CRA and obtain a clearance certificate from the CRA.
No Canadian tax consequences will arise on a disposition of a SWA Security by a Non-Resident Shareholder.
Non-Resident Shareholders are urged to consult their own tax advisors with respect to their particular circumstances, including obtaining further details concerning obtaining clearance certificates on the disposition of the KHD Common Shares or other information concerning any other tax filing required that may be applicable when the KHD Common Shares are disposed of.
Dissenting Shareholders
A Dissenting Shareholder whose KHD Common Shares are acquired by the Company on payment of the fair market value of the shares as described under ‘‘Dissent Right’’ will be deemed to have received a dividend on the shares equal to the excess, if any, of the amount paid by the Company for the shares over the paid-up capital of the shares for the purposes of the ITA. For Dissenting Shareholders who are resident in Canada for purposes of the ITA, the deemed dividend will be subject to similar tax considerations discussed above under the heading “Canadian Resident Shareholders-Distribution of SWA Securities as a Return of Paid-up Capital and/or a Dividend”. For Dissenting Shareholders who are not resident in Canada for purposes of the ITA, the deemed dividend will be subject to similar tax considerations discussed above under the heading “Non-Resident Shareholders-Distribution as a Return of Paid-up Capital and/or a Dividend”.
In addition, a Dissenting Shareholder may realize a capital gain (or capital loss) as a result of the disposition of KHD Common Shares to the Company and for this purpose the Dissenting Shareholder’s proceeds of disposition will exclude the amount of any dividend deemed to be received by the Dissenting Shareholder as a result of the disposition. The tax treatment to a Dissenting Shareholder of a capital gain (or capital loss) will be subject to similar tax considerations discussed above under the headings “Canadian Resident Shareholders” and “Non-Resident Shareholders”.
United States Federal Income Tax Considerations
THE SUMMARY SET OUT IN THIS SECTION WAS NOT WRITTEN AND IS NOT INTENDED TO BE USED, AND CANNOT BE USED, BY ANY PERSON FOR THE AVOIDANCE OF ANY PENALTIES WITH RESPECT TO TAXES THAT MAY BE IMPOSED ON SUCH PERSON. THIS SUMMARY WAS WRITTEN TO SUPPORT THE MARKETING OF THE ARRANGEMENT. EACH SHAREHOLDER SHOULD SEEK ADVICE FROM AN INDEPENDENT TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF THE ACQUISITION PURSUANT TO THE ARRANGEMENT, OWNERSHIP AND DISPOSITION OF KHD COMMON SHARES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS THE TAX CONSEQUENCES UNDER STATE, LOCAL AND NON-UNITED STATES TAX LAW AND THE POSSIBLE EFFECTS OF CHANGES IN TAX LAW.
The following is a summary of the anticipated material US federal income tax consequences to US Holders (as defined below) arising from and relating to the Arrangement.
This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential US federal income tax consequences that may apply to a US Holder as a result of the Arrangement. In addition, this summary does not take into account the individual facts and circumstances of any particular US Holder that may affect the US federal income tax consequences of the Arrangement to such US Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or US federal income tax advice with respect to any US Holder. Each US Holder should consult its own tax advisor regarding the US federal income, US state and local, and foreign tax consequences of the Arrangement.
No legal opinion from US legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the US federal income tax consequences of the Arrangement to US Holders. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the US courts could disagree with one or more of the positions taken in this summary.
Notice Pursuant to IRS Circular 230: Anything contained in this summary concerning any US federal tax issue is not intended or written to be used, and it cannot be used by a US Holder, for the purpose of avoiding US federal tax penalties under the Code (as defined below). This summary was written to support the promotion or marketing of the transactions or matters addressed by this Management Information Circular (including the Arrangement).
Each US Holder should seek US federal tax advice, based on such US Holder’s particular circumstances, from an independent tax advisor.
Scope of this Disclosure
     Authorities
This summary is based on the Code, Treasury Regulations, published rulings of the IRS, published administrative positions of the IRS, and US court decisions that are applicable and, in each case, as in effect and available, as of the date of this Management Information Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.
     US Holders
For purposes of this summary, a “US Holder” is a beneficial owner of KHD Common Shares that, for US federal income tax purposes, is (a) an individual who is a citizen or resident of the US, (b) a corporation, or any other entity classified as a corporation for US federal income tax purposes, that is created or organized in or under the laws of the US, any state in the US, or the District of Columbia, (c) an estate if the income of such estate is subject to US federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a US person for US federal income tax purposes, or (ii) a US court is able to exercise primary supervision over the administration of such trust and one or more US persons have the authority to control all substantial decisions of such trust.
     Non-US Holders
A “non-US Holder” is a beneficial owner of KHD Common Shares other than a US Holder. This summary does not address the US federal income tax consequences of the Arrangement to non-US Holders. Accordingly, non-US Holders should consult their own tax advisors regarding the US federal income, US state and local, and foreign tax consequences (including the potential application and operation of any income tax treaties) of the Arrangement.
     US Holders Subject to Special US Federal Income Tax Rules Not Addressed
This summary does not address the US federal income tax consequences of the Arrangement to US Holders that are subject to special provisions under the Code, including the following US Holders: (a) US Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax deferred accounts; (b) US Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) US Holders that are dealers in securities or currencies or US Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) US Holders that have a “functional currency” other than the US dollar; (e) US Holders that are liable for the alternative minimum tax under the Code; (f) US Holders that own KHD Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) US Holders that acquired KHD Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) US Holders that hold KHD Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) US Holders that own (directly, indirectly, or constructively) 10 per cent or more of the total combined voting power of all classes of shares of the Company entitled to vote. US Holders that are subject to special provisions under the Code, including US Holders described immediately above, should consult their own tax advisors regarding the US federal income tax consequences of the Arrangement.
If an entity that is classified as a partnership for US federal income tax purposes holds KHD Common Shares, the US federal income tax consequences of the Arrangement to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners. Partners of entities that are classified as partnerships for US federal income tax purposes should consult their own tax advisors regarding the US federal income tax consequences of the Arrangement.
     Tax Consequences in Other Jurisdictions Not Addressed
This summary does not address the US state or local tax consequences, or the tax consequences in jurisdictions other than the US, of the Arrangement to US Holders. Each US Holder should consult its own tax advisor regarding the US state and local and foreign tax consequences of the Arrangement.
     Transactions Not Addressed
This summary does not address the US federal income tax consequences to US Holders of transactions entered into prior to, concurrently with, or subsequent to the Arrangement (regardless of whether any such transaction is undertaken in connection with the Arrangement), including, but not limited to, the following transactions: (a) any exercise of any stock option, warrant, or other right to acquire KHD Common Shares; (b) any conversion of any note, debenture, or other debt instrument of the Company; and (c) any conversion of any stock option, warrant, or other right to acquire KHD Common Shares into a stock option, warrant, or other right to acquire SWA Securities.
US Federal Income Tax Consequences of the Arrangement
The Arrangement will be effected under applicable provisions of Canadian corporate law, which are technically different from analogous provisions of US corporate law. Therefore, the US federal income tax consequences of certain aspects of the Arrangement are not certain.
There can be no assurance that the IRS will not challenge this US federal income tax treatment of the Arrangement or that, if challenged, a US court would not agree with the IRS. Each US Holder should consult its own tax advisor regarding the proper treatment of the Arrangement for US federal income tax purposes.
     Distribution of the SWA Securities
Subject to the discussion under “Passive Foreign Investment Company Rules” below, the gross amount of distributions paid to US Holders, including the distribution of SWA Securities, paid on KHD Common Shares, will be included in the gross income of such US Holder, as a dividend, to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under US federal income tax principles).
The amount of the dividend will be treated as foreign source dividend income to US Holders and will not be eligible for the dividends received deduction generally allowed to US corporations under the Code.
Generally, such dividends will constitute passive income for foreign tax credit purposes.
To the extent that the amount of any distribution of SWA Securities by the Company exceeds the Company’s current or accumulated earnings and profits for a taxable year, as determined under US federal income tax principles, such distribution will first be treated as a return of capital, causing a reduction in the adjusted tax basis of the KHD Common Shares with regard to which the distribution was made, and to the extent in excess of such basis, will be treated as capital gain. The Company will not calculate its earnings and profits under US federal income tax rules. Therefore, the Company will not provide US Holders with such information. US Holders should consult their own tax advisors regarding the amount of the distribution that will be treated as a dividend for US federal income tax purposes.

Dividends received by non corporate US Holders may be subject to US federal income tax at lower rates than other types of ordinary income (generally 15%) in taxable years beginning on or before December 31, 2010 if certain conditions are met. These conditions include the Company not being classified as a PFIC, being eligible for benefits under the Treaty, the US Holder’s satisfaction of a holding period requirement and the US Holder not treating the dividend as “investment income” for purposes of the investment interest deduction rules. Furthermore, if the dividend is an “extraordinary dividend”, certain losses that would otherwise be characterized as short term capital loss will be treated as long term capital loss. A US Holder should consult its own tax advisor regarding the application of these rules.
Dividends paid in Canadian dollars will be included in a US Holder’s income in a US dollar amount calculated by reference to the exchange rate in effect on the date of receipt of the dividend.
If the dividend is converted into US dollars on the date of receipt, US Holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. However, a conversion into US dollars at a later date may have US federal income tax consequences.
Canadian taxes withheld from dividends on KHD Common Shares generally will be creditable against a US Holder’s US federal income tax liability, subject to applicable limitations that vary depending upon the US Holder’s particular circumstances. Instead of claiming a credit, a US Holder may, at its election, deduct such otherwise creditable Canadian taxes in computing its taxable income, subject to generally applicable limitations under US law. The rules governing the foreign tax credit are complex and US Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.
Passive Foreign Investment Company Rules
The Company does not believe that it is currently, or is likely to become, a PFIC for US federal income tax purposes. A corporation organized outside the United States generally will be classified as a PFIC for US federal income tax purposes in any taxable year in which either: (a) at least 75% of its gross income is “passive income”, or (b) on average at least 50% of the gross value of its assets is attributable to assets (such as cash) that produce “passive income” or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. In determining whether it is a PFIC, a foreign corporation is required to take into account a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest.
Since the Company’s PFIC status during a taxable year that includes a US Holder’s holding period depends upon the composition of its income and assets and the market value of its assets from time to time (including the remainder of the taxable year after the distribution of the SWA Securities), there can be no assurance that the Company will not be considered a PFIC for any taxable year.
If the Company is treated as a PFIC for any taxable year during which a US Holder holds KHD Common Shares, certain adverse consequences, including not being eligible for the reduced rate of tax on certain dividends described above, could apply to the US Holder.
Shareholders are urged to consult their tax advisors concerning the Company’s status as a PFIC and the tax considerations relevant to the proposed distribution of the SWA Securities.
Information Reporting and Backup Withholding
Payment of dividends that are made within the United States or through certain US related financial intermediaries generally are subject to information reporting to the Internal Revenue Service and to backup withholding unless the US Holder (i) is a corporation or other exempt recipient or (ii) in the case of backup withholding, provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.

The amount of any backup withholding from a payment to a US Holder will be allowed as a credit against the US federal income tax liability of the US Holder and may entitle the US Holder to a refund, provided that the required information is furnished to the Internal Revenue Service.
     US Holders Exercising the Dissent Right
A US Holder that exercises the Dissent Right in connection with the Arrangement and is paid cash for all of such US Holder’s KHD Common Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (a) the amount of cash received by such US Holder in exchange for the KHD Common Shares (other than amounts, if any, that are or are deemed to be interest for US federal income tax purposes, which amounts will be taxed as ordinary income) and (b) the tax basis of such US Holder in the KHD Common Shares surrendered.
Subject to the “passive foreign investment company” rules discussed above, such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the KHD Common Shares are held for more than one year. Preferential tax rates apply to long-term capital gains of a US Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a US Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.
RISK FACTORS
Much of the information included in this Management Information Circular includes or is based upon estimates, projections or other “forward looking statements”. Such forward looking statements include any projections or estimates made by the Company and its management in connection with its business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect the Board’s current judgment regarding the direction of the Company’s business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.
Such estimates, projections or other forward looking statements involve various risks and uncertainties as outlined below. The reader is cautioned that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other forward looking statements.
In evaluating whether to vote in favour of the Arrangement, Shareholders should carefully consider the following risks and uncertainties in addition to other information in this Management Information Circular which apply to the Company and will apply to the Company and SWA, as appropriate, after the completion of the Arrangement. The Company’s or SWA’s business, operating and financial condition could be harmed due to any of the following risks. Additional risks not presently known to the Company or SWA may also impair business operations.
Risk Factors Relating to the Company’s Industrial Plant Engineering and Equipment Supply Business
A downturn in the economy could reduce the demand for the Company’s industrial plant engineering and equipment supply business and therefore may have a material adverse effect on the Company’s financial results.
The industrial plant engineering and equipment supply industry is cyclical in nature. It tends to reflect and be amplified by general economic conditions, both domestically and abroad. Historically, in periods of recession or periods of minimal economic growth, the operations underlying industrial plant engineering and equipment supply companies have been adversely affected. Certain end-use markets for clinker, cement and coal, such as the industrial plant engineering and equipment supply and commercial sectors, experience demand cycles that are highly correlated to the general economic environment, which is sensitive to a number of factors outside of the Company’s control. A recession or a slowing of the global economy, or a decrease in commercial and industrial demand for the Company’s services and products, could have a material adverse effect on the Company’s financial results. In addition, during recessions or periods of slow growth, the construction industries typically experience major cutbacks in production which may result in decreased demand for the Company’s services. Because the Company generally has high fixed costs, its profitability is significantly affected by decreased output and decreases in requests for the design and construction of plants or equipment that produce or process clinker, cement, clean coal and various minerals. Reduced demand and pricing pressures will adversely affect the Company’s financial condition and results of operations. The Company may not be able to predict the timing, extent and duration of the economic cycles in the markets in which it operates.
Any significant disruption of the Company’s operations may harm the Company’s business reputation and cause an adverse effect on financial results.
Catastrophic events such as natural disasters, leading to interruptions at any of the Company’s facilities or at any of the facilities or areas at which the Company is providing services, could have a material adverse effect on financial results. Further, because many of the Company’s customers are, to varying degrees, dependent on planned deliveries, customers that are forced to reschedule their own production due to such delays could pursue financial claims against the Company. The Company may incur costs to correct any of these events, in addition to facing claims from customers or third parties dependent upon the delivery of its services or products. Further, if any of these events occur and the Company is forced to delay the delivery of its services, then the Company’s reputation among actual and potential customers may be harmed, potentially resulting in a loss of business. While the Company maintain insurance policies covering, among other things, physical damage, business interruptions and product liability, these policies may not cover all of its losses and the Company could incur uninsured losses and liabilities arising from such events, including damage to the Company’s reputation, loss of customers and suffer substantial losses in operational capacity, any of which could have a material adverse effect on the Company’s financial results.
The Company is exposed to political, economic, legal, operational and other risks as a result of its global operations, which may negatively affect the Company’s business, results of operations, financial condition and cash flow.
In conducting its business in major markets around the world, the Company is, and will continue to be, subject to financial, business, political, economic, legal, operational and other risks that are inherent in operating in other countries. The Company operates on a global basis, in both developed and underdeveloped countries. In addition to the business risks inherent in developing a relationship with a newly emerging market, economic conditions may be more volatile, legal and regulatory systems less developed and predictable, and the possibility of various types of adverse governmental action more pronounced. In addition, inflation, fluctuations in currency and interest rates, competitive factors, civil unrest and labour problems could affect the Company’s revenues, expenses and results of operations. The Company’s operations could also be adversely affected by acts of war, terrorism or the threat of any of these events as well as government actions such as expropriation, controls on imports, exports and prices, tariffs, new forms of taxation or changes in fiscal regimes and increased government regulation in the countries in which the Company operates or offers its services. The Company also faces the risk that exchange controls or similar restrictions imposed by foreign governmental authorities may restrict its ability to convert local currency received or held by the Company in their countries or to take those other currencies out of those countries. Unexpected or uncontrollable events or circumstances in any of these markets could have a material adverse effect on the Company’s financial results.
The cost of raw materials could have a material adverse effect on the Company’s financial condition and results of operations.
The Company may be significantly affected by changes in the prices of and demand for cement, minerals, coal and other related products and the supply of materials necessary to make clinker and cement. The prices and demand for these products and materials can fluctuate widely as a result of various factors beyond the Company’s control such as supply and demand, exchange rates, inflation, changes in global economics, and political, social unrest and other factors. Any substantial increases in the cost of such materials, or the transportation and/or availability of such materials, could adversely affect the demand for cement, minerals, coal and other related products. If the demand for cement, minerals, coal and other related products decreases, then the demand for the Company’s industrial plant engineering and equipment supply business will decrease, which will in turn adversely impact upon the Company’s financial condition and results of operations. The Company’s ability, therefore, to maintain or increase revenues may be adversely affected by a sustained material reduction in the demand or price for such products and materials.

The Company is subject to risks associated with changing technology and manufacturing techniques, which could place the Company at a competitive disadvantage.
The successful implementation of the Company’s business strategy requires it to continuously evolve its existing products and services and introduce new products and services to meet customers’ needs. The Company’s designs and products are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. The Company believes that its customers rigorously evaluate its services and products on the basis of a number of factors, including quality, price competitiveness, technical expertise and development capability, innovation, reliability and timeliness of delivery, product design capability, operational flexibility, customer service, and overall management. The Company’s success depends on its ability to continue to meet its customers’ changing requirements and specifications with respect to these and other criteria. There can be no assurance that the Company will be able to address technological advances or introduce new designs or products that may be necessary to remain competitive within the industrial plant engineering and equipment supply business.
The Company’s competitors include firms traditionally engaged in the industrial plant engineering and equipment supply business.
The Company conduct its business in a global environment that is highly competitive and unpredictable. The Company’s primary competitors are international companies with greater resources, capital and access to information. The Company’s competition includes other entities who provide industrial and process engineering services and/or products related to cement technology, mineral processing and coal technology, including feasibility studies, raw material testing, basic and detail plant and equipment engineering, financing concepts, construction and commissioning, and personnel training. Increased competition may lead to a decline in the demand for the Company’s industrial plant engineering and equipment supply business.
The Company’s risk management strategies leave the Company exposed to unidentified or unanticipated risks which could impact its risk management strategies in the future and could negatively affect results of operation and financial condition.
The Company uses a variety of instruments and strategies to manage exposure to various types of risks. For example, the Company uses derivative foreign exchange contracts to manage its exposure to foreign currency exchange rate risks. If any of the variety of instruments and strategies that the Company utilizes to manage its exposure to various types of risk are not effective, the Company may incur losses. Unexpected market developments may affect the Company’s risk management strategies and unanticipated developments could impact the Company’s risk management strategies in the future.
A rise in inflation may negatively affect the Company’s business, results of operations and financial condition.
Inflation may result in increases in the Company’s expenses related to the provision of industrial plant engineering and equipment supply business, and which may not be readily recoverable in the price of such services provided to the Company’s clients. Increases in inflation in overseas countries could result in a reduction in revenues when reported in Canadian currency. To the extent inflation results in rising interest rates and has other adverse effects on capital markets, it may adversely affect the Company’s business, results of operations and financial conditions.
The Company is exposed to legal risks in its business which are often difficult to assess or quantify. The Company may incur significant legal expenses in defending against any litigation.
The Company is exposed to legal risks in its business, including warranty claims that may be made in connection with warranties that the Company provides to its customers in connection with the industrial and engineering products and services that it provides. If the Company receives a significant number of warranty claims, then its resulting warranty costs could be substantial and the Company could incur significant legal expenses evaluating or disputing such claims.

Some of the Company’s subsidiaries operating in the industrial plant engineering and equipment supply business are staffed by a unionized workforce, and union disputes and other employee relations issues may materially adversely affect the Company’s financial results.
Some of the employees of the Company’s operating subsidiaries are represented by labour unions under collective bargaining agreements with varying durations and expiration dates. The Company may not be able to satisfactorily renegotiate its bargaining agreements when they expire. In addition, existing bargaining agreements may not prevent a strike or work stoppage in the future, and any such work stoppage may have a material adverse effect on financial results.
The Company may not be able to protect the confidentiality or unique aspects of its technology, which would reduce the Company’s competitive advantage.
The Company relies on a combination of patents and patent applications, trade secrets, confidentiality procedures and contractual provisions to protect its technology. Despite efforts to protect the Company’s technology, unauthorized parties may attempt to copy aspects of the products the Company designs or builds or to obtain and use information that the Company regards as proprietary. Policing unauthorized use of the Company’s technology and products is difficult and expensive. In addition, the Company’s competitors may independently develop similar technology or intellectual property. If the Company’s technology is copied by unauthorized parties, the technology violates the intellectual property of others or the Company’s competitors independently develop competing technology, it may lose existing customers and the Company’s business may suffer.
General Risks Faced by the Company
Investors’ interests will be diluted and investors may suffer dilution in their net book value per share if the Company issues additional shares or raise funds through the sale of equity securities.
The Company’s constating documents authorize the issuance of common shares and class A preferred shares. In the event that the Company is required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors’ interests in the Company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If the Company issues any such additional shares, such issuances also will cause a reduction in the proportionate ownership of all other shareholders. Further, any such issuance may result in a change of control of the Company.
The Company’s Articles contain indemnification provisions and the Company has entered into agreements indemnifying its officers and directors against all costs, charges and expenses incurred by them.
The Company’s Articles contain indemnification provisions and it has entered into agreements with respect to the indemnification of the Company’s officers and directors against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by them, and an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which they are made a party by reason of being or having been a director or officer of the Company. Such limitations on liability may reduce the likelihood of litigation against the Company’s officers and directors and may discourage or deter Shareholders from suing the Company’s officers and directors based upon breaches of their duties to the Company, though such an action, if successful, might otherwise benefit the Company and Shareholders.
Certain factors may inhibit, delay or prevent a takeover of the Company which may adversely affect the price of KHD Common Shares.
Certain provisions of the Company’s charter documents and the corporate legislation which govern the Company may discourage, delay or prevent a change of control or changes in management that Shareholders may consider favourable. Such provisions include authorizing the issuance by the Board of preferred stock in series, providing for a classified board of directors with staggered, three-year terms and limiting the persons who may call special meetings of shareholders. In addition, the Investment Canada Act imposes certain limitations on the rights of non-

Canadians to acquire KHD Common Shares, although it is highly unlikely that this will apply. If a change of control or change in management is delayed or prevented, the market price of KHD Common Shares could decline.
Fluctuations in interest rates and foreign currency exchange rates may affect the Company’s results of operations and financial condition.
Fluctuations in interest rates may affect the fair value of the Company’s financial instruments sensitive to interest rates. An increase in market interest rates may decrease the fair value of the Company’s fixed interest rate financial instrument assets and a decrease in market interest rates may decrease the fair value of the Company’s fixed interest rate financial instrument liabilities, thereby resulting in a reduction in the fair value of the Company’s equity.
Similarly, fluctuations in foreign currency exchange rates may affect the fair value of the Company’s financial instruments sensitive to foreign currency exchange rates. The Company’s reporting currency is the Canadian dollar. A depreciation of such currencies against the Canadian dollar will decrease the fair value of the Company’s financial instrument assets denominated in such currencies and an appreciation of such currencies against the Canadian dollar will increase the fair value of the Company’s financial instrument liabilities denominated in such currencies, thereby resulting in a reduction in the Company’s equity.
Risk Factors Relating to the Arrangement
Failure to obtain all necessary consents and approvals may result in an inability to complete the Arrangement
The Company continues to seek and obtain certain necessary consents and approvals in order to implement the Arrangement and related transactions as currently structured. The Company believes that it will obtain such consents and approvals prior to the Effective Date. However, if certain approvals and consents are not received prior to the Effective Date, the Company may decide to proceed nonetheless, or it may either delay or amend the implementation of all or part of the Arrangement, including possibly delaying the completion of the Arrangement in order to allow sufficient time to complete such matters. The Arrangement Agreement provides that if, the Board determines, in their sole discretion, that the ADC Program cannot be established on commercially reasonable terms or would otherwise not be in the best interests of the Shareholders, the Company may distribute SWA Common Shares instead of ACS.
The trading prices may be affected by the Arrangement
The trading price of KHD Common Shares may be lower following the Arrangement than the trading price of KHD Common Shares prior thereto, reflecting the distribution of the SWA Securities and such price may fluctuate significantly for a period of time following the Arrangement. The combined trading prices of KHD Common Shares and SWA Securities received pursuant to the Arrangement may be less than, equal to or greater than the trading price of KHD Common Shares prior to the Arrangement.
Risks Related to the ADCs and the Underlying SWA Common Shares
SWA does not anticipate paying cash dividends on the SWA Common Shares or ADCs in the foreseeable future
SWA has never declared or paid any cash dividends. SWA intends to retain any future earnings to fund the operation and expansion of its business and, therefore, it does not anticipate paying cash dividends on its SWA Common Shares, or the ADCs, in the foreseeable future.
A liquid market for the ADCs may not develop
SWA expects the ADCs to be admitted for listing on the Vienna Stock Exchange, Austria. The Vienna Stock Exchange is a small stock exchange compared to the NYSE and other markets around the world. Accordingly, the ADCs may trade with limited volume and high volatility. Moreover, because the ADCs are a new security, being sold into a market in which SWA has not previously sold securities, it is uncertain whether the ADCs will receive sufficient market acceptance to allow for a liquid trading market in the ADCs to develop. If such a market fails to develop, your ability to sell ADCs will be limited.
ADCs will not have any preemptive rights relating to future issues of ADCs or SWA Common Shares
In the event SWA decides to issue further SWA Common Shares or other securities, SWA’s existing stockholders and ADC holders will not have statutory preemptive rights to purchase such shares or other securities.
Because SWA is a foreign corporation, the Austrian and other European takeover regimes do not apply to SWA
Austrian takeover law does not apply to foreign corporations listed on the Vienna Stock Exchange. Should an investor decide to take over SWA, neither SWA’s stockholders nor SWA’s ADC holders could rely on the Austrian or any other European takeover regime to apply to such a takeover. As a result, you may be forced to sell the ADCs at a price that is less than you otherwise would accept.
Holders whose currency is not the Euro will incur exposure to fluctuating exchange rates
For holders whose currency is not the Euro, fluctuations in the value of the Euro, the currency in which the ADCs will be traded on the Vienna Stock Exchange against such holder’s currency will affect the market value of SWA Common Shares and the ADCs, expressed in the investor’s currency. In addition, such fluctuations may also affect the conversion into the investor’s currency of cash dividends and other distributions paid on SWA Common Shares and ADCs, if any, including proceeds received upon a sale or other disposition of SWA Common Shares and ADCs.
SPECIAL BUSINESS OF THE MEETING
Approval of the Arrangement
At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, the Arrangement Resolution, the full text of which is reproduced in Schedule M to this Management Information Circular.
The Board unanimously recommends that Shareholders vote IN FAVOUR of the Arrangement Resolution at the Meeting. See “The Arrangement — Overview of the Arrangement — Background to the Arrangement and Recommendation of the Directors of the Company”. To be effective, the Arrangement Resolution must be approved by not less than two-thirds of the votes properly cast thereon by the Shareholders present in person or represented by proxy at the Meeting. Proxies received in favour of management will be voted IN FAVOUR of the Arrangement Resolution.
Split of KHD Common Shares
The Company proposes to effect a forward split of its issued and outstanding KHD Common Shares on the basis of two (2) KHD Common Shares for every existing one (1) KHD Common Share. The Forward Stock Split will constitute an amendment to the Company’s Articles of Incorporation and, accordingly, the Shareholders will be asked to consider and, if deemed appropriate, approve the Forward Stock Split Resolution substantially in the following form:
“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:
1. The Articles of the Company are amended such that all of the Company’s common shares, both issued and unissued, be split into two times that number of common shares, every one (1) common share being split into two (2) common shares;
2. The directors and officers of the Company be and they are hereby authorized, empowered and directed to take any and all such actions as in their discretion they deem necessary or expedient to effectuate the purpose of the foregoing resolutions with the British Columbia Registrar of Corporations and the NYSE in order to effect the stock-split; and
3. The board of directors be and are hereby authorized to, in its discretion, delay or abandon all or any of the actions contemplated by the foregoing resolutions notwithstanding receipt of Shareholder approval for the stock-split.
4. Any officer or director of the Company is authorized and directed to do all things and execute all instruments and documents necessary or desirable to carry out the forgoing.”
The Board unanimously recommends that Shareholders vote IN FAVOUR of the proposed Forward Stock-Split Resolution at the Meeting. To be effective, the Forward Stock-Split Resolution must be approved by not less than two-thirds of the votes properly cast thereon by the Shareholders present in person or represented by proxy at the Meeting. Proxies received in favour of management will be voted IN FAVOUR of the Forward Stock-Split Resolution.
ANNUAL BUSINESS OF THE MEETING
Appointment and Remuneration of Auditors
BDO Dunwoody LLP, Chartered Accountants, resigned as the Company’s auditor effective October 16, 2006, at the request of the Company. In September, 2006, the Board appointed Deloitte & Touche LLP, Chartered Accountants, Vancouver, British Columbia, Canada, as auditors of the Company for the 2006 fiscal year and proposes to ask that the Shareholders ratify such appointment for the 2006 financial year and re-appoint Deloitte & Touche LLP as auditors of the Company to be effective until the close of the next annual meeting of the Shareholders. Details of the fees paid to BDO Dunwoody LLP and Deloitte & Touche LLP for the last two financial years are available in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 3, 2007.
There were no reportable events (disagreement, consultations or unresolved issues as described in section 4.11 of National Instrument 51-102 — Continuous Disclosure Obligations) in connection with prior audits of the Company since January 1, 2003 and no such prior audits contained reservations.
The Company has filed a Notice of Change of Auditor since the date of the last annual meeting of the Company in 2006. Copies of the Notice of Change of Auditor and the responses from BDO Dunwoody LLP, as former auditors, and Deloitte & Touche LLP, as successor auditors are attached as Schedule E to this Management Information Circular.
Shareholders will be asked to vote for an ordinary resolution (in substantially the form set out below) to ratify the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company for the 2006 financial year, to re-appoint Deloitte & Touche LLP as auditors of the Company until the end of the next annual meeting of the Shareholders and to authorize the directors to fix their remuneration.
“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:
1. The appointment of Deloitte & Touche LLP, Chartered Accountants, Vancouver, British Columbia, as auditors for the Company for the 2006 financial year be, and is hereby ratified, and Deloitte & Touche LLP be, and is hereby, appointed as the auditors of the Company to hold office until the close of the next annual meeting of the shareholders of the Company at a remuneration to be fixed by the board of directors of the Company; and
2. Any officer or director of the Company is authorized and directed to do all things and execute all instruments and documents necessary or desirable to carry out the forgoing.”
The Board unanimously recommends that Shareholders vote IN FAVOUR of the above resolution at the Meeting. To be effective, the above resolution must be approved by a majority of the votes properly cast thereon by holders if KHD Common Shares present in person or represented by proxy at the Meeting. Proxies received in favour of management will be voted IN FAVOUR of the ratification of the appointment of Deloitte & Touche

LLP, Chartered Accountants, as auditors of the Company for the 2006 financial year, the re-appointment of Deloitte & Touche LLP as auditors of the Company until the end of the next annual meeting of the Shareholders and the authorization of the directors to fix their remuneration, unless a Shareholder has specified in the proxy that their KHD Common Shares are to be withheld from voting in respect thereof.
Election of Directors
The Company’s Articles provide for three classes of directors with staggered terms. Each director holds office until the expiry of his or her term or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or with the provisions of the BCBCA. At each annual meeting of the Company, a class of directors is elected to hold office for a three-year term. Successors to the class of directors whose terms expire are identified as being of the same class as the directors they succeed and are elected to hold office for a term expiring at the third succeeding annual meeting of the shareholders. A director appointed or elected to fill a vacancy on the Board holds office for the unexpired term of his or her predecessor.
At the Meeting, Shareholders will be called upon to re-elect two Class II directors (the “nominees”) by ordinary resolution (in substantially the form set out below). The Board has selected Dr. Shuming Zhao and Dr. Kelvin K. Yao as the nominees. Dr. Shuming Zhao has been a director of the Company since 2004 and is a Professor and Dean of the School of Business at Nanjing University in China, the Dean of School of Graduate Studies at Macau University of Science and Technology, President of Jiangsu Provincial Association of Human Resource Management and Vice President of Jiangsu Provincial Association of Business Management and Entrepreneurs. Dr. Kelvin K. Yao has also been a director of the Company since 2004 and is a Professor and Chief of the Eye Center and Institute of Ophthalmology at Zheijiang University. Both Dr. Shuming Zhao and Dr. Kelvin K. Yao are current members of the Company’s Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee.
Michael J. Smith and Silke Brossmann each have one year remaining in their respective terms as Class III directors of the Company which terms expire at the annual meeting of the Shareholders to be held in 2008. Indrajit Chatterjee has two years remaining in his term as Class I director of the Company which term expires at the annual meeting of the Shareholders to be held in 2009.
The following table sets forth the information regarding Dr. Shuming Zhao and Dr. Kelvin K. Yao, the management nominees for election at the Meeting as directors of the Company, and each director of the Company whose term of office will continue after the Meeting:

			Approximate
			number of KHD
			Common Shares
			Beneficially Owned,
Name (Place of Residence) and			Directly or
Present Position with the	Principal Occupation,	Director	Indirectly, as of
Company	Business or Employment	Since	June 22, 2007
Michael J. Smith (Hong Kong SAR, China) Chairman of the Board, Chief Financial Officer, Secretary and Director	Chairman of the Board, Chief Financial Officer, Secretary and a Director of the Company	1986	140,000(4)

Silke Brossmann(1)(2)(3) (Germany) Director	Independent Management Consultant	2003	Nil

			Approximate
			number of KHD
			Common Shares
			Beneficially Owned,
Name (Place of Residence) and			Directly or
Present Position with the	Principal Occupation,	Director	Indirectly, as of
Company	Business or Employment	Since	June 22, 2007
Dr. Shuming Zhao(1)(2)(3) (China) Director	Professor and Dean of the School of Business, Nanjing University; Dean of School of Graduate Studies, Macau University of Science and Technology; President of Jiangsu Provincial Association of Human Resource Management; Vice President of Jiangsu Provincial Association of Business Management and Entrepreneurs	2004	Nil

Dr. Kelvin K. Yao(1)(2)(3) (China) Director	Professor and Chief of the Eye Center and Institute of Ophthalmology, Zhejiang University	2004	Nil

Indrajit Chatterjee (India) Director(2)(3)	Retired businessman formerly responsible for marketing with the Transportation Systems Division of General Electric for India	2005	Nil

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating and Corporate Governance Committee.

(4)	Includes 55,000 KHD Common Shares underlying KHD Options.
While management does not contemplate that any of the nominees will be unable to serve as a director, if, prior to the Meeting, any vacancies occur in the slate of such nominees for any reason, the management representatives designated in the form of proxy solicited in respect of the Meeting shall have the discretionary authority to vote for the election of any other person or persons as directors.
“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:
1. Each of Dr. Shuming Zhao and Dr. Kelvin K. Yao be re-elected as a Class II director of the Company to serve a term of three years until the close of the annual meeting of shareholders held in 2010; and
2. Any officer or director of the Company is authorized and directed to do all things and execute all instruments and documents necessary or desirable to carry out the forgoing.”
The Board unanimously recommends that Shareholders vote IN FAVOUR of the above resolution at the Meeting. To be effective, the above resolution must be approved by a majority of the votes properly cast thereon by holders if KHD Common Shares present in person or represented by proxy at the Meeting. Proxies received in favour of management (or on which no designation is made) will be voted IN FAVOUR of the election of the two class II directors to serve for a term of three years, unless a Shareholder has specified in the proxy that their KHD Common Shares are to be withheld from voting in respect thereof.
STATEMENT OF EXECUTIVE COMPENSATION
Particulars of compensation paid to: (a) the Company’s Chief Executive Officer and Chief Financial Officer; (b) each of the Company’s three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 per year; or (c) any additional individuals for whom disclosure would have been provided under (b) except that the individual was not serving as an officer of the Company at the end of the most recently complete financial year, (each a “Named Executive Officer”) is set out in the summary compensation table below:

Summary Compensation Table

		Annual Compensation(1)				Long-Term Compensation
						Awards		Payouts
							Shares or
						Securities	Units
					Other	Under	Subject
	Year				Annual	Options/	to Resale		All Other
	Ended				Compen-	SARs(2)	Restric-	LTIP(3)	Compen-
Name and	December	Salary		Bonus	sation	Granted	tions	Payouts	sation
Principal Position	31	($)		($)	($)	(#)	($)	($)	($)
Michael J. Smith(4)	2006	268,887		—	—	55,000 (5)	—	—	130,514
Chairman of the Board,	2005	312,686		134,424	—	—	—	—	99,274
Chief Financial Officer,	2004	301,037		223,838	—	—	—	—	15,713
Secretary and Director

James Busche(6)	2006	102,069	(7)	—	—	—	—	—	—
Chief Executive Officer	2005	N/A		N/A	N/A	N/A	N/A	N/A	N/A
and President	2004	N/A		N/A	N/A	N/A	N/A	N/A	N/A

George Zimmerman	2006	281,342		—	35,593	25,000 (5)	—	—	32,385
Senior Vice President	2005	322,322		—	—	—	—	—	69,710
	2004	323,380	(8)	—	—		—	—	—

Hermann Kroger	2006	216,607		35,593	34,169	25,000 (5)	—	—	28,357
Vice President –	2005	255,926		37,725	—	—	—	—	944
Engineering	2004	258,704	(8)	38,806	—	—	—	—	—

Rudolf Pich	2006	232,746		—	35,593	25,000 (5)	—	—	29,210
Vice President – Sales and	2005	270,715		—	—	—	—	—	82,843
Marketing	2004	266,789	(8)	—	—	—	—	—	—

(1)	On a cash basis in Canadian dollars, unless otherwise stated.

(2)	Stock appreciation rights.

(3)	Long-term incentive plan.

(4)	Michael J. Smith was appointed as Secretary on October 6, 2003. Mr. Smith voluntarily resigned as President and Chief Executive Officer on March 7, 2006.

(5)	Represents stock options granted effective May 17, 2006 with an exercise price of US $26.11 per share until May 17, 2016. The options have vesting periods from one to three years.

(6)	James Busche was appointed as President and Chief Executive Officer on March 7, 2006.

(7)	Excludes any amounts paid to Montgomery Partners under the Montgomery Agreement.

(8)	On an annualized basis. The Company acquired its interest in KHD Humboldt Wedag AG in March 2004 and has consolidated its results since March 31, 2004.
Long-term Incentive Plan Awards in Most Recently Completed Financial Year
The Company does not have any long-term incentive plan.
Options and Stock Appreciation Rights Grants During the Most Recently Completed Financial Year
The Company granted options to purchase 130,000 KHD Common Shares during the financial year ended December 31, 2006 to four of its executive officers. Michael J. Smith received options to purchase 55,000 KHD Common Shares and George Zimmerman, Hermann Kroger and Rudolf Pich each received 25,000 options to purchase KHD Common Shares, in all cases effective as of June 22, 2006. The stock options granted have an exercise price of US $26.11 per share until May 17, 2016 and have vesting periods ranging from one to three years.

		Percent of
		Total		Market Value
		Options/		of Securities
	Securities,	SARs		Underlying
	Under	Granted to		Options/ SARs
	Options/SARs	Employees in	Exercise	on the Date of
	Granted	Financial	or Base Price	Grant	Expiration
Name	(#)	Year	(US$/Security)	($/Security)	Date
James Busche	Nil	N/A	N/A	N/A	N/A
Michael J. Smith	55,000	9.37%	$26.11	Nil(1)	May 17, 2016
George Zimmerman	25,000	4.26%	$26.11	Nil(1)	May 17, 2016
Hermann Kroger	25,000	4.26%	$26.11	Nil(1)	May 17, 2016
Rudolf Pich	25,000	4.26%	$26.11	Nil(1)	May 17, 2016

(1)	The closing market price of the Company’s stock on May 17, 2006 was US$25.80, less than the exercise price of the securities granted.
Aggregated Options and Stock Appreciation Rights Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values
No options were exercised by the Named Executive Officers during the financial year ended December 31, 2006.

				Value of
				Unexercised in-the-
			Unexercised	Money
			Options/SARs at	Options/SARs at
			FY-End	FY-End
	Securities Acquired	Aggregate Value	(#)	($)
	on Exercise	Realized	Exercisable/	Exercisable/
Name	($)	($)	Unexercisable	Unexercisable(1)
James Busche	Nil	N/A	Nil	N/A
Michael J. Smith	Nil	N/A	55,000	- / 807,950
George Zimmerman	Nil	N/A	25,000	- / 367,250
Hermann Kroger	Nil	N/A	25,000	- / 367,250
Rudolf Pich	Nil	N/A	25,000	- / 367,250

(1)	Based on the closing market price of KHD Common Stock on December 29, 2006.
Option and Stock Appreciation Rights Repricings
No options were repriced during the financial year ended December 31, 2006.
Defined Benefit or Actuarial Plan
As of June 22, 2007, the Company did not have any defined benefit or actuarial plan.

Termination of Employment, Change in Responsibilities and Employment Contracts
Michael J. Smith entered into an amended and restated employment agreement with the Company in 2000. The agreement generally provides, subject to certain termination provisions, for the continued employment of Mr. Smith for a period of 36 months with automatic one month renewals, so that the agreement at all times has a remaining term of 36 months. The agreement provides for an annual base salary and other compensation to be paid to Mr. Smith as determined by the Board. Mr. Smith’s salary is US$240,000. In the event Mr. Smith is terminated without cause or resigns for good reason (as defined in the agreement) within three years of a change of control (as defined in the agreement), he will be entitled to a lump sum severance payment of three times the sum of: (i) his current annual salary under the agreement; and (ii) the higher of his current annual bonus under the agreement and the highest variable pay and bonus received by him in the previous five fiscal years. If Mr. Smith is terminated without cause or resigns for good reason after three years of a change of control, he will be entitled to the same payments in equal instalments over 12 months. In addition, all unvested rights in any stock options or other equity awards made to Mr. Smith will vest in full in the event of a change of control. Mr. Smith will also be entitled, for a period of 365 days following the earlier of the date of his termination and the date of the change of control, to require the Company to purchase all or any part of the KHD Common Shares held by Mr. Smith on the date of termination or date of change of control, at a price equal to the average closing market price of the KHD Common Shares for the ten preceding trading days. In March 2006, the Company confirmed that Mr. Smith’s employment would continue on the same terms and conditions as consideration for serving as the Chairman, Chief Financial Officer and Secretary of the Company.
Effective May 16, 2006, as amended by letter agreement dated January 15, 2007, the Company entered into an employment agreement with James Busche. The agreement, as amended, provides, subject to certain termination provisions, for the continued employment of Mr. Busche as the Company’s President and Chief Executive Officer. The agreement, as amended, further provides for a monthly salary of US$10,000 and other compensation to be paid to Mr. Busche as determined by the Board.
In March, 2007, the Company entered into the Montgomery Agreement with Montgomery Partners, a company in which James Busche owns a minority share. Pursuant to the Montgomery Agreement, Montgomery Partners is to provide strategic development services, management and technical and support services relating to the Company, including: (i) executive management of the Company’s worldwide operations; (ii) supervision of investor relations and corporate information dissemination; (iii) participation in the development of policies and programs; (iv) review and assessment of business opportunities presented to the Company, including development of a global business strategy; (v) preparation of business plans; (vi) monitoring and control of the Company’s operations; and (vii) performance of other such duties as the Company may direct. In consideration for the services to be rendered by Montgomery Partners, the Company agreed to pay management fees as follows: (i) a monthly fee of US$28,000 payable at the end of each calendar month; (ii) monthly reimbursement of expenses agreed at US$15,600 per month payable at the end of each calendar month; and (iii) a bonus of up to US$260,000 upon the achievement by Montgomery Partners of certain performance objectives at the end of the first year of the Montgomery Agreement. In addition, the Company agreed to pay Montgomery Partners a non-refundable deposit of US$255,740 to secure the performance of the services to be rendered under the Montgomery Agreement. The Montgomery Agreement may be terminated by either party upon giving the other party three months’ written notice, or upon the occurrence of certain events as more particularly described in the Montgomery Agreement. Montgomery Partners’ office is located at Suite 601, 6th Floor, Chung Nam Building, No. 1 Lockhart Road, Wanchai, Hong Kong SAR, China. From January 2006 to May 2007, the total amount paid to Montgomery Partners under the Montgomery Agreement by the Company was US$495,000. In April 2007, Montgomery Partners was granted options to purchase up to 250,000 KHD Common Shares. On April 5, 2007, the Company and Montgomery Partners agreed to amend the Montgomery Agreement to provide for (i) an additional fee for reimbursement of expenses in the amount of US$3,400, (ii) a payment to Montgomery Partners in an amount equal to three times the annual fee payable to Montgomery Partners under the Montgomery Agreement in the event of a change of control of the Company, including a sale of the Company, a sale of substantially all of its assets or a change of the Board as a result of a hostile proxy solicitation, and (iii) restrictions on the assignment or transfer of duties under the Montgomery Agreement without the other party’s consent. Montgomery Partners has had no indebtedness to the Company or its subsidiaries and has not entered into any transactions or arrangements with the Company or its subsidiaries other than those disclosed in this Management Information Circular.

Composition of the Compensation Committee
Effective July 15, 2005, the Company formed a Compensation Committee. In the period ended December 31, 2006, no meetings were held by the Compensation Committee. The Compensation Committee currently consists of Dr. Shuming Zhao, Dr. Kelvin K. Yao, Silke Brossmann and Indrajit Chatterjee, all of whom are non-employee directors of the Company. The Compensation Committee reviews and approves annual salaries, bonuses and other forms and items of compensation for the senior officers and employees of the Company. Except for plans that are, in accordance with their terms or as required by law, administered by the Board or another particularly designated group, the Compensation Committee also administers and implements all of the Company’s stock option and other stock-based and equity-based benefit plans (including performance-based plans), recommends changes or additions to those plans and reports to the Board on compensation matters. The Board adopted a charter for the Compensation Committee on October 21, 2004, a copy of which is attached as Schedule C to this Management Information Circular. No member of the Compensation Committee is an employee or officer or former employee of the Company. For the period ended December 31, 2006, no member of the Compensation Committee had any direct or indirect material interest in any transaction with the Company in which the amount involved exceeded $60,000.
Report on Executive Compensation
The Company’s executive compensation program during the most recently completed financial year was administered by the Company’s Chief Executive Officer at that time under the supervision of the Board. The Chief Executive Officer at that time was primarily responsible for determining the compensation to be paid to the Company’s executive officers and evaluating their performance.
The compensation of executives is based upon, among other things, the responsibility, skills and experience required to carry out the functions of each position held by each executive officer and varies with the amount of time spent by each executive officer in carrying out his or her functions on behalf of the Company.
The Chief Executive Officer’s compensation is additionally based upon the responsibility, skills and experience required to conduct his functions and upon the time spent by him in relation to the affairs of the Company. In setting compensation rates for executive officers and the Chief Executive Officer, the Company compares the amounts paid to them with the amounts paid to executives in comparable positions at other comparable corporations.

Performance Graph
The following chart compares a US$100 investment in the KHD Common Shares with the Russell 2000 Index. The chart portrays total nominal return for the fiscal years ending December 31, 2000 through 2006, assuming the reinvestment of dividends.

	31/12/00		31/12/01		31/12/02		31/12/03		31/12/04		31/12/05		31/12/06
KHD Humboldt Wedag International Ltd.	US$	100.00	US$	147.19	US$	92.79	US$	235.76	US$	255.98	US$	283.50	US$	512.99
Russell 2000 Index	US$	100.00	US$	101.02	US$	79.22	US$	115.16	US$	135.31	US$	139.81	US$	163.58
Compensation of Directors
The non-management directors of the Company receive US$30,000 annually for their services and US$700 for each meeting of the Board that they attend. The directors and officers are also reimbursed for expenses incurred in connection with their services as directors of the Company.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
The following table sets out securities authorized for issuance under compensation plans as of December 31, 2006, the end of the Company’s most recently completed financial year:

Number of KHD Common
Shares remaining available
for future issuance under
	Number of Shares to be	Weighted average	equity compensation plans
	issued upon exercise of	exercise price of	(excluding KHD Common
	outstanding options,	outstanding options,	Shares reflected in second
Plan Category	warrants and rights	warrants and rights	column)
Equity compensation plans approved by security holders	586,668	US $26.34	777,832

Equity compensation plans not approved by security holders	Nil	Not Applicable	Not Applicable

Total	586,668	Not Applicable	777,832
Stock Option Plan
The Company has an incentive stock option plan that provides for the grant of incentive stock options to purchase KHD Common Shares to the Company’s directors, officers and key employees and other persons providing ongoing services. The Company’s stock option plan is administered by the Board. The maximum number of KHD Common Shares which may be reserved and set aside for issuance under the Company’s stock option plan is 2,762,000. Each option upon its exercise entitles the grantee to one KHD Common Share. The exercise price of an option may not be less than the closing market price of the KHD Common Shares on the primary exchange in which they are traded on the day prior to the date of grant of the option. In the event the KHD Common Shares are not traded on such day, the exercise price may not be less than the average of the closing bid and ask prices of KHD Common Shares on such exchange for the ten trading days immediately prior to the date the option is granted. Options may be granted under the Company’s stock option plan for an exercise period of up to ten years from the date of grant of the option. During the year ended December 31, 2006, the Company granted to certain employees stock options to purchase up to 563,335 KHD Common Shares at US$26.11 per share, on or before May 17, 2016, with vesting periods between one and three years and stock options to one employee to purchase up to 23,333 KHD Common Shares at US$31.80 per share, on or before December 14, 2016 with one third vested immediately and the remaining two thirds to be vested over the remaining two years. On May 17, 2007, the Company granted additional stock options to purchase up to 158,333 KHD Common Shares at US$53.70 per share, on or before May 17, 2017.
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
Except as otherwise disclosed herein, no individual who is or was a director or executive officer of the Company, any proposed nominee for election and as at June 22, 2007, as a director of the Company or any associate of such director, officer or proposed nominee, was indebted to the Company or any of its subsidiaries or was indebted to another entity that was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
Except as otherwise disclosed herein: (a) no director or executive officer of the Company; (b) no person or company who beneficially owns, directly or indirectly, KHD Common Shares or who exercises control or direction of KHD Common Shares, or a combination of both (including control through nominees and proposed directors) carrying more than 10% of the voting rights attached to the KHD Common Shares outstanding (an “Insider”); (c) no director or executive officer of an Insider; and (d) no associate or affiliate of any of the directors, executive officers or Insiders, has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries, except with an interest arising from the ownership of KHD Common Shares where such person or company will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of the same class of shares who are resident in Canada.
In the normal course of operations, the Company enters into transactions with related parties which include, among others, affiliates whereby the Company has a significant equity interest (10% or more) in the affiliates or have the ability to influence the affiliates’ operating and financing policies through significant shareholding, representation on the Board, corporate charter and/or bylaws. These transactions are measured at the exchange value, which represents the amount of consideration established and agreed to by all the parties.
Continuing Operations
During 2004, one of the Company’s subsidiaries sold real estate properties to a corporation in which its subsidiary owns approximately 19%. The majority shareholder of the purchaser corporation placed cash deposits and other securities with the Company’s former banking subsidiary. The Company had an irrevocable right to deduct the purchase price from the cash deposits and other securities account. The sale resulted in a gain of $2.3 million and the Company had a receivable of $10.2 million at December 31, 2005. The receivable was non-interest bearing and secured by the cash deposits and other securities account and the real estate sold. Neither the Company nor its subsidiaries had any continuing involvement with the property sold. During 2006, the Company and the affiliated corporation agreed to cancel the sale and it recognized a loss of $2.1 million. The difference in amounts recognized in 2004 and 2006 was due to the fluctuation of exchange rates.
During 2006, 2005 and 2004, the Company earned dividends of $4.2 million, $5.2 million and $5.4 million, respectively, on shares of preferred stock in an affiliate of which $nil and $0.3 million is included in receivables at December 31, 2006 and 2005, respectively. In addition, the Company earned dividends of $0.2 million, $nil and $nil on common shares of an affiliate in 2006, 2005 and 2004, respectively.
During 2006, 2005 and 2004, the Company recognized fee income in the normal course from affiliates amounting to $1.7 million, $0.4 million and $0.1 million, respectively.
During 2006, 2005 and 2004, the Company recognized equity income of $0.6 million, $0.7 million and $nil, respectively, from its equity method investees. The Company recognized interest income of $0.5 million, $nil and $nil from affiliates and paid interest expense of $0.3 million, $nil and $nil to affiliates in 2006, 2005 and 2004, respectively. The Company paid research and development expense of $1.1 million, $nil and $nil to an affiliate in 2006, 2005 and 2004, respectively.
As at December 31, 2006, the Company maintained cash deposits of $4.9 million with MFC. The Company had $5.7 million and $10.5 million due from affiliates and $4.4 million and $2.8 million due to affiliates as at December 31, 2006 and 2005, respectively. In addition, the Company had a long-term liability of $nil and $0.3 million payable to an affiliate at December 31, 2006 and 2005, respectively. The Company recognized an impairment charge of $2.4 million on its loan to an affiliate in 2006.
During 2006, the Company agreed to pay the Chief Executive Officer’s expenses as part of his short-term employment arrangement. As a result of an amendment to the Chief Executive Officer’s employment arrangement in January 2007, the Chief Executive Officer agreed to reimburse the Company for such expenses and as a result the Company had a receivable of $0.3 million (which was included in receivables due from affiliates) as at December 31, 2006. The Chief Executive Officer repaid the amount in full in February 2007.
During 2006, the Company purchased 590,082 common shares in a non-wholly-owned Canadian subsidiary by issuance of 85,000 common shares and paid to Mass Financial a fee of $157,000, paid in 3,723 common shares included in of the total 85,000 common shares issued. During 2006, the Company and Cade Struktur Corporation

also paid Mass Financial total fees of $0.8 million in connection with management services with respect to Mass Financial’s review, supervision and monitoring of the resource property.
Discontinued Operations
In the normal course of commodities trading transactions the Company purchased commodities from and sold commodities to its affiliates. The Company sold $2.3 million to affiliates and purchased $11.9 million from affiliates during the month of January 2006. The Company sold $2.7 million to two affiliates during 2005. The Company sold $0.9 million and purchased $19.6 million from an affiliate during 2004. The Company’s interest in the affiliate was sold in July 2004 and it was not related after that date. The Company also purchased $11.5 million from another affiliate during 2004.
During 2006, 2005 and 2004, the Company recognized fee income in the normal course from affiliates amounting to $0.7 million, $3.5 million and $3.9 million, respectively.
During 2006, 2005 and 2004, the Company recognized equity income of $0.1 million, $3.3 million and $1.2 million, respectively, from its equity method investees. During 2005, the Company recognized $0.6 million expense reimbursement from and $17,000 interest expense to an equity method investee which subsequently became a subsidiary in the same year. During 2005, the Company sold a wholly-owned subsidiary to another equity method investee (currently 27.8% owned by Mass Financial) for a total consideration of $12.3 million, consisting of cash of $5.9 million and promissory note of $6.3 million. The Company recognized a gain of $8.9 million and the promissory note receivable had $5.9 million outstanding as at December 31, 2005. The Company recognized interest income of $43,000, $0.2 million and $nil from affiliates and paid interest expense of $46,000, $18,000 and $nil to affiliates in 2006, 2005 and 2004, respectively.
In November 2006, the Company completed the disposition of its equity interest in MFC to a wholly-owned subsidiary of Mass Financial. The consideration was determined by reference to the carrying value of the Company’s investment in MFC as of September 30, 2006 of $77.9 million and comprised cash of $38.8 million, a short-term promissory note of $8.0 million due November 2007 bearing interest at 5% per annum and 790,000 of the KHD Common Shares valued at an initial share value of $31.1 million. The initial valuation of 790,000 KHD Common Shares is subject to an adjustment which equals to the positive balance, if any, between the initial share value and the market price on the payment date. The wholly-owned subsidiary of Mass Financial exercised its put option to sell 9.9% common shares in MFC to the Company for $7.7 million (subject to an adjustment) on the payment date. MFC is a Switzerland-based bank and its business is subject to the supervision of the banking commission in Switzerland.
MANAGEMENT CONTRACTS
Except as otherwise disclosed herein, no management functions of the Company are performed to any substantial degree by a person other than the directors or executive officers of the Company.
In January 2006, the Company transferred to Mass Financial its interests in its subsidiaries involved or related to its financial services business and not complimentary to its industrial and engineering services business segment, except for MFC (and its Swiss affiliates) and its passive royalty interest in an iron ore mine. Mass Financial was a wholly-owned subsidiary of the Company until January 31, 2006. Mass Financial currently owns or controls approximately 5% of the votes attached to the issued and outstanding KHD Common Shares. As Mass Financial, by and through its officers, employees, agents, representatives and affiliates, has expertise in the areas of corporate management, finance, investment, acquisitions and other matters related to the operation of such assets, the Company engaged Mass Financial to perform management services for the Company in connection with such assets. Pursuant to the MFC Agreement between the Company and Mass Financial, as compensation for providing management services in connection with the operation of MFC, the Company will pay to Mass Financial 15% of the after tax profits (calculated according to applicable banking laws of Switzerland) and as compensation for providing the management services in connection with the review, supervision and monitoring of the royalty from the iron ore mine, the Company will pay to Mass Financial 8% of the royalty income (net of all mining and related taxes) received in connection with the iron ore mine operations. Mass Financial’s head office is located at Unit 803, 8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China. From January 1, 2006 to

March 2007, the total amount paid to Mass Financial under the MFC Agreement by the Company and its subsidiaries was $0.7 million up to March, 2007 and the total outstanding amount payable to Mass Financial under the MFC Agreement as of March 31, 2007 is nil.
In March, 2007, the Company entered into the Montgomery Agreement with Montgomery Partners, a company in which James Busche owns a minority share. Pursuant to the Montgomery Agreement, Montgomery Partners is to provide strategic development services, management and technical and support services relating to the Company, including: (i) executive management of the Company’s worldwide operations; (ii) supervision of investor relations and corporate information dissemination; (iii) participation in the development of policies and programs; (iv) review and assessment of business opportunities presented to the Company, including development of a global business strategy; (v) preparation of business plans; (vi) monitoring and control of the Company’s operations; and (vii) performance of other such duties as the Company may direct. In consideration for the services to be rendered by Montgomery Partners, the Company agreed to pay management fees as follows: (i) a monthly fee of US$28,000 payable at the end of each calendar month; (ii) monthly reimbursement of expenses agreed at US$15,600 per month payable at the end of each calendar month; and (iii) a bonus of up to US$260,000 upon the achievement by Montgomery Partners of certain performance objectives at the end of the first year of the Montgomery Agreement. In addition, the Company agreed to pay Montgomery Partners a non-refundable deposit of US$255,740 to secure the performance of the services to be rendered under the Montgomery Agreement. The Montgomery Agreement may be terminated by either party upon giving the other party three months’ written notice, or upon the occurrence of certain events as more particularly described in the Montgomery Agreement. Montgomery Partners’ office is located at Suite 601, 6th Floor, Chung Nam Building, No. 1 Lockhart Road, Wanchai, Hong Kong SAR, China. From January 2006 to May 2007, the total amount paid to Montgomery Partners under the Montgomery Agreement by the Company was US$495,000. In April 2007, Montgomery Partners was granted options to purchase up to 250,000 KHD Common Shares. On April 5, 2007, the Company and Montgomery Partners agreed to amend the Montgomery Agreement to provide for (i) an additional fee for reimbursement of expenses in the amount of US$3,400, (ii) a payment to Montgomery Partners in an amount equal to three times the annual fee payable to Montgomery Partners under the Montgomery Agreement in the event of a change of control of the Company, including a sale of the Company, a sale of substantially all of its assets or a change of the Board as a result of a hostile proxy solicitation, and (iii) restrictions on the assignment or transfer of duties under the Montgomery Agreement without the other party’s consent. Montgomery Partners has had no indebtedness to the Company or its subsidiaries and has not entered into any transactions or arrangements with the Company or its subsidiaries other than those disclosed in this Management Information Circular.
AUDIT COMMITTEE
The Audit Committee is currently composed of three directors, namely Dr. Shuming Zhao, Dr. Kelvin K. Yao and Silke Brossmann, all of whom are considered by the Board to be “unrelated” or “independent” directors within the meaning of the guidelines adopted by the securities regulatory authorities governing the Company. The members of the Audit Committee are independent of management and free from any interest, business or relationship that could materially interfere with their ability to act in the best interests of the Company other than interests and relationships arising from shareholding.
The Board has approved a charter for the Audit Committee, a copy of which is attached as Schedule B to this Management Information Circular. The Audit Committee oversees the Company’s financial reporting process and internal controls and consults with management and the Company’s independent auditors on matters related to its annual audit and internal controls, published financial statements, accounting principles and auditing procedures being applied. The Audit Committee also reviews and evaluates of the auditor’s independence and the appointment of auditors.
CORPORATE GOVERNANCE
Nominating and Corporate Governance Committee
Effective July 15, 2005, the Company formed a Nominating and Corporate Governance Committee. In the period ended December 31, 2006, no meetings were held by the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance currently consists of Silke Brossmann, Dr. Shuming Zhao, Dr. Kelvin K.

Yao and Indrajit Chatterjee, all of whom are non-employee directors of the Company and are independent as defined by Rule 4200(a)(15) of the NASDAQ Marketplace Rules. The primary function of the Nominating and Corporate Governance Committee is to assist the Board in developing the Company’s approach to corporate governance issues and monitoring performance against the defined approach. The Nominating and Corporate Governance Committee is also responsible for the nomination of directors by identifying and reporting on candidates to be nominated to the Board. The Board adopted a charter for the Nominating and Corporate Governance Committee on October 21, 2004, a copy of which is attached as Schedule D to this Management Information Circular.
The Nominating and Corporate Governance Committee does not currently have a policy with regard to the consideration of any director candidates recommended by the Shareholders. The Board does not believe that it is necessary to have a policy with regard to the consideration of any director candidates recommended by Shareholders as any such candidates can be appropriately evaluated by the Nominating and Corporate Governance Committee. However, the Company encourages Shareholders to recommend candidates directly to the Nominating and Corporate Governance Committee by sending communications to the Nominating and Corporate Governance Committee of KHD Humboldt Wedag International Ltd., Unit 702, 7th Floor, Ruttonjee House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China.
Corporate Governance Disclosure
National Instrument 58-101 Disclosure of Corporate Governance Practices requires the Company to disclose certain corporate governance information as is set out in Form 58-101F1 Corporate Governance Disclosure, which came into effect on June 30, 2005. A description of the Company’s approach to corporate governance, with its responses to the Form 58-101F1 Corporate Governance Disclosure, is set out in Schedule A to this Management Information Circular.
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
Except as otherwise disclosed herein, no individual who has been a director or executive officer of the Company at any time since the beginning of the last financial year of the Company, or any proposed management nominee for election as a director, or any associate or affiliate thereof, has any material interest, direct or indirect, by way of beneficial ownership in the Company or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors or the appointment of auditors.
INTERESTS OF EXPERTS
Except as otherwise disclosed herein, none of the experts hired by the Company have any material interest, direct or indirect, by way of beneficial ownership in the Company.
REGISTRAR AND TRANSFER AGENT
The registrar and transfer agent for the Company is Mellon Investor Services LLC at 480 Washington Boulevard, Jersey City, New Jersey 07310, USA, telephone 201-680-6578, toll-free 800-851-9677 and website address www.melloninvestor.com/isd.
PARTICULARS OF MATTERS TO BE ACTED UPON
At the meeting, in addition to approving the Company’s financial statements for the year ending December 31, 2006, Shareholders are being asked to:
•	re-elect two Class II directors of the Company;

•	ratify the appointment of Deloitte & Touche LLP as auditors of the Company and re-appoint them to hold such office until the close of the next annual meeting of the Company;

•	approve the Arrangement; and

•	approve the Forward Stock-Split.
Each of the above items are described in more detail under the sections entitled “Special Business of the Meeting” and “Annual Business of the Meeting.”
OTHER BUSINESS
Management of the Company knows of no other matters to come before the Meeting other than as referred to in the Notice of Meeting. However, if any other matters which are not known to the management of the Company, shall properly come before the Meeting, the Form of Proxy given pursuant to the solicitation by management of the Company will be voted on such matters in accordance with the best judgment of the persons voting the Form of Proxy.
ADDITIONAL INFORMATION
The Company files annual and other reports, proxy statements and other information with certain Canadian securities regulatory authorities and with the SEC in the United States. The documents filed with the SEC are available to the public from the SEC’s website at http://www.sec.gov. The documents filed with the Canadian securities regulatory authorities are available at http://www.sedar.com. Shareholders of the Company may contact the Company by writing to the Company’s Secretary to request copies of the Company’s financial statements and MD&A free of charge. Financial Information is provided in the Company’s comparative financial statements and MD&A for the financial year ended December 31, 2006 and the three month period ended March 31, 2007.
APPROVAL BY THE BOARD OF DIRECTORS
The contents and mailing to Shareholders of this Management Information Circular have been approved by the Board.
No person is authorized to give any information or to make any representations in respect of the matters addressed herein other than those contained in this Management Information Circular and, if given or made, such information must not be relied upon as having been authorized.
The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.
DATED at Vancouver, British Columbia, Canada, effective the 22nd day of June, 2007.

BY ORDER OF THE BOARD

(Signed) Michael J. Smith
Michael J. Smith
Chairman, Chief Financial Officer and Secretary

(Signed) James Busche
James Busche
President and Chief Executive Officer

SCHEDULE A
CORPORATE GOVERNANCE DISCLOSURE
The disclosure noted below is in accordance with National Instrument 58-101 Disclosure of Corporate Governance Practices. The section references are to Form 58-101F1 in accordance with National Instrument 58-101.
1.	Board of Directors
(a)	Silke Brossmann, Indrajit Chatterjee, Dr. Kelvin K. Yao and Dr. Shuming Zhao are independent directors.

(b)	Michael J. Smith was an executive officer of the Company and is therefore not an independent director.

(c)	A majority of the directors are independent.

(d)	The following directors are also directors of other reporting issuers (or the equivalent in a foreign jurisdiction), as identified next to their name:

Director	Reporting Issuers or Equivalent in a Foreign Jurisdiction
Michael J. Smith	Blue Earth Refineries Inc. Cathay Merchant Group, Inc. Mass Financial Corp. Sasamat Capital Corporation

Silke Brossmann	None

Indrajit Chatterjee	None

Dr. Kelvin K. Yao	None

Dr. Shuming Zhao	Suning Electronic Co. Ltd.
(e)	Since January 1, 2006 (the start of the Company’s most recently completed financial year), the independent directors have not held any meetings at which non-independent directors and members of management are not in attendance.

(f)	The Chairman of the Company’s Board of Directors (the “Board”) is Michael J. Smith and the Board has determined that he is not an independent director. Refer to Item 2(a) – Position Description for Chairman of the Board.

(g)	The following table shows the attendance record of each director for all board meetings held during fiscal 2006 (including all board actions by written consent in lieu of a meeting):

Name	Board Meetings Attended	% of Board Meetings Attended
Michael J. Smith	38	100%

Silke Brossmann	38	100%

Indrajit Chatterjee	38	100%

Name	Board Meetings Attended	% of Board Meetings Attended
Dr. Kelvin K. Yao	38	100%

Dr. Shuming Zhao	38	100%
2.	Board Mandate

The Board has adopted the following mandate and terms of reference for directors:

The Board of KHD Humboldt Wedag International Ltd. (the “Company”) is responsible for the stewardship of the Company on behalf of the shareholders.

In directing the affairs of the Company and delegating to management the day-to-day business of the Company, the Board endorses the guidelines for responsibilities of the Board as set out by regulatory authorities on corporate governance in Canada and the United States, and as incorporated in the its Nominating and Corporate Governance Committee Mandate.

The Board’s primary responsibilities are to supervise the management of the Company, to establish an appropriate corporate governance system, and to set a tone of high professional and ethical standards. The Board is also responsible for:
•	selecting and assessing members of the Board;

•	choosing, assessing and compensating the Chief Executive Officer of the Company, approving the compensation of all executive officers and ensuring that an orderly management succession plan exists;

•	reviewing and approving the Company’s strategic plan, operating plan, capital budget and financial goals, and reviewing its performance against those plans;

•	adopting a code of conduct and a disclosure policy for the Company, and monitoring performance against those policies;

•	ensuring the integrity of the Company’s internal control and management information systems;

•	approving the Company’s financial statements and related public disclosures prior to such disclosure;

•	approving any major changes to the Company’s capital structure, including significant investments or financing arrangements; and

•	reviewing and approving any other issues which, in the view of the Board or management, may require Board scrutiny.
The Board will have a majority of members who will be unrelated and independent from management and will act as a cohesive team in ensuring effective governance of the Company. It will monitor the performance of management against stated goals and its own effectiveness through regular, formal self-evaluations.

3.	Position Descriptions

Chairman of the Board

The Board has developed and approved the following position description for the Chairman of the Board of Directors:

Position: Chairman of the Board

Reports to: Board of Directors

General Accountability

The Chairman of the Board reports to the Board of Directors. The Chairman, working with the Chief Executive Officer, guides and directs management to ensure that all matters relating to the stewardship and mandate of the Board are completely disclosed and discussed with the Board.

On a demand basis, the Chairman of the Board assists the Chief Executive Officer and provides guidance on those matters of Board interest and provides a sounding board to the Chief Executive Officer on issues and concerns.

Nature and Scope

The Chairman performs the following additional functions:
•	is responsible for managing the process of the Board and for ensuring that the Board discharges the responsibility in its mandate;

•	schedules regular meetings of the Board and works with the Chief Executive Officer on the agenda to see that all board matters are properly and adequately addressed and the appropriate information is sent to directors in a timely fashion;

•	is a member of the Corporate Governance Committee and thus is involved in determining the proper size of the Board, candidates for the Board, committee membership, and other general matters of corporate governance;

•	ensures that all members of the Board have full opportunity to participate and question management regarding development of the Company;

•	provides opportunity for all independent Board members to make comments in the absence of management and to give freely of independent guidance; and

•	conducts shareholders meetings and determines the democratic will of shareholders.
Chairman of the Nominating and Corporate Governance Committee

The Board has developed and approved the following position description for the Chairman of the Nominating and Corporate Governance Committee:

Position: Chairman of the Nominating and Corporate Governance Committee

Reports to: Board of Directors

General Accountability

The Chairman of the Nominating and Corporate Governance Committee reports to the Board of Directors. The Chairman, working with the Committee and outside advisors as necessary, ensures that the Nominating and Corporate Governance Committee mandate is met, especially with regards to the appropriate tone from the top, governance processes, regulatory compliance, and succession planning.

As needed, he or she also performs other responsibilities and functions as directed by the Board in the discharge of its mandate.

Nature and Scope

The Chairman performs the following functions:
•	manages the process of the Committee, its efficiency during meetings, and helps ensure that the Committee discharges the responsibility in its mandate;

•	sets and approves the agenda of each meeting;

•	through outside counsel and other assistance, remains informed on any issues that may arise to affect the Company’s compliance policies and practices;

•	assists in monitoring compliance with the Company’s stated policies and procedures regarding governance;

•	ensures that all members of the Committee have full opportunity to participate and to actively question management and any outside experts as necessary, to ensure that the Committee mandate regarding appropriate governance policies, procedures and disclosure is met; and

•	provides guidance and opinions as necessary to the Chief Executive Officer, Chief Financial Officer and the Company’s Compliance Officer, as applicable, to establish and ensure adherence to the Company’s governance and compliance practices.
Chairman of the Audit Committee

The Board has developed and approved the following position description for the Chairman of the Audit Committee:

Position: Chairman of the Audit Committee

Reports to: Board of Directors

General Accountability

The Chairman of the Audit Committee reports to the Board of Directors. The Chairman, working with the Committee and outside auditors, ensures that the Audit Committee complies with its charter.

As needed, he or she also performs other responsibilities and functions as directed by the Board in the discharge of its charter.

Nature and Scope

The Chairman performs the following functions:

•	manages the process of the Committee and ensures that the Committee discharges the responsibility in its charter;

•	reviews and approves the agenda of each meeting prior to the meeting;

•	through consultation with management and auditors, remains informed on any issues that may arise as part of a quarterly review or annual audit;

•	ensures that all members of the Committee have full opportunity to participate and to actively question management and the auditors, in order to satisfy themselves that the Audit Committee mandate regarding overseeing full and fair disclosure of the Company’s financial position is met; and

•	provides guidance and opinions as necessary to management to facilitate the continued improvement of the Company’s financial control and disclosure practices.
Chairman of the Compensation Committee

The Board has developed and approved the following position description for the Chairman of the Compensation Committee:

Position: Chairman of the Compensation Committee

Reports to: Board of Directors

General Accountability

The Chairman of the Compensation Committee reports to the Board of Directors. The Chairman, working with the Committee and using outside information as necessary, ensures that the Compensation Committee mandate is met, especially with regards to the appropriate total compensation for the executive officers.

As needed, he or she also performs other responsibilities and functions as directed by the Board in the discharge of its mandate.

Nature and Scope

The Chairman performs the following functions:
•	manages the process of the Committee and ensures that the Committee discharges the responsibility in its mandate;

•	reviews and approves the agenda of each meeting prior to the meeting;

•	through consultation with management and the use of outside benchmarks such as competitive compensation surveys, remains informed on any issues that may arise within the Company with regard to compensation of its executives;

•	ensures that all members of the Committee have full opportunity to participate and to actively question management and any outside experts as necessary, to ensure that the Committee mandate regarding recommending the Chief Executive Officer’s compensation and approving the compensation package of the Company’s other executive officers is met; and

•	provides guidance and opinions as necessary to the Chief Executive Officer and to the Company’s human resources officer, if applicable, to enable the continued improvement of the Company’s compensation practices.
Chief Executive Officer

The Board has developed and approved the following position description for the Chief Executive Officer:
•	responsible for the management and operational control of the Company; and

•	provides vision, leads the development of long term strategy and drives profitable growth and shareholder value.
Major responsibilities:
•	leads and manages the Company within the guidelines established by the Board;

•	communicates a clear vision for the Company to team members, investors, customers and business partners;

•	recommends to the Board strategic directions for the Company’s business and when approved by the Board, successfully implement the corresponding strategic, business and operational plans;

•	directs and monitors the activities of the Company in a manner that ensures agreed upon targets are met and that the assets of the Company are safeguarded and optimized in the best interests of all the shareholders;

•	develops and implements operational policies to guide the Company within the limits prescribed by its bylaws and the strategy framework adopted by the Board;

•	develops and recommends the corporate and organizational structure and staffing to the Board;

•	leads the Company and its key managers to successfully deliver on established financial and strategic goals; and where appropriate, recruits top notch executives to help drive positive change;

•	develops and maintains an annual (or more frequently if required) Board approved plan for the development and succession of senior management;

•	manages and oversees communications and disclosure to the shareholders, the public and regulatory bodies in a transparent comprehensive and honest manner;

•	meets regularly with and maintain relationships with the financial community; and

•	meets regularly and as required with the Chairman and Board Committees to review material issues and to ensure that Board members are provided in a timely manner with all information and access to management necessary to permit the Board to fulfill its statutory and other obligations.
4.	Orientation and Continuing Education
(a)	The Company has a formal process to orient and educate new recruits to the Board regarding the role of the Board, its committees and its directors, as well as the nature and operations of the Company’s business. This process provides for an orientation day with key members of the management staff, and further provides key reference and background materials, such as the current board approved business and strategic plan, the most recent board approved budget, the most recent annual report, the audited financial statements and copies of the interim quarterly financial statements. The Company also provide new directors with the terms of reference for each of the directors, the Chairman of the Board, the terms of reference for the Chief Executive Officer, the statement of general business principles and code of ethics, and the charters for each committee of the Board, each of which have been approved by the Board.

(b)	The Board does not provide continuing education for its directors. Each director is responsible to maintain the skills and knowledge necessary to meet his or her obligations as directors.
5.	Ethical Business Conduct
(a)	The Board has adopted a written code of business conduct and ethics (the “Code”).
(i)	The Code has been filed as an Exhibit to the Company’s Form 20-F filed on April 26, 2004 on EDGAR and can be found at www.sec.gov.

(ii)	The Code was adopted by the Board on January 27, 2004. Since that date, the Board has conducted an assessment of its performance, including the extent to which the Board and each director comply with the Code. It is intended that such assessment will be conducted annually. The Board will be assessing other mechanisms by which it can monitor compliance with the Code in an efficient manner.

(iii)	There has been no conduct of any director or officer that would constitute a departure from the Code, and therefore, no material change reports have been filed in this regard.
(b)	Pursuant to the terms of reference for directors which has been adopted by the Board, directors are instructed to declare any conflicts of interest in matters to be acted on by the Board, to ensure that such conflicts are handled in an appropriate manner, and to disclose any contracts or arrangements with the Company in which the director has an interest. Any director expressing a conflict or interest in a matter to be considered by the Board is asked to leave the meeting for the duration of the discussion related to the matter at hand, and to abstain from voting with respect to such matter.

(c)	The Board encourages and promotes a culture of ethical business conduct through the adoption and monitoring of the Code, the insider trading policy and such other policies that may be adopted from time to time. The Board conducts regular reviews with management for compliance with such policies.
6.	Nomination of Directors
(a)	The Board has appointed a Nominating and Corporate Governance Committee, which is responsible for assisting the Board in identifying new director nominees. In identifying candidates for membership on the Board, the Nominating and Corporate Governance Committee takes into account all factors it considers appropriate, which may include strength of character, mature judgement, career specialization, relevant technical skills, diversity and the extent to which the candidate would fill a present need on the Board. As part of the process, the Nominating and Corporate Governance Committee is responsible for conducting background searches, and is empowered to retain search firms to assist in the nominations process. Once candidates have gone through a screening process and met with a number of the existing directors, they are formally put forward as nominees for approval by the Board.

(b)	The Nominating and Corporate Governance Committee is composed entirely of independent directors.

(c)	The responsibilities, powers and operation of the Nominating and Corporate Governance Committee are detailed in its charter, which is attached as Schedule D.

7.	Compensation
(a)	The Board has appointed a Compensation Committee, which is responsible for, among other things, developing the Company’s approach to executive compensation and periodically reviewing the compensation of the directors. The Compensation Committee reviews and approves annual salaries, bonuses and other forms and items of compensation for the Company’s senior officers and employees. Except for plans that are, in accordance with their terms or as required by law, administered by the Board or another particularly designated group, the Compensation Committee also administers and implements all of the Company’s stock option and other stock-based and equity-based benefit plans (including performance-based plans), recommends changes or additions to those plans, and reports to the Board on compensation matters.

(b)	The Compensation Committee is composed entirely of independent directors.

(c)	The responsibilities, powers and operation of the Compensation Committee are detailed in its charter, which is attached as Schedule C.

(d)	No compensation consultant or advisor has been retained since the beginning of the Company’s most recently completed financial year to assist in determining compensation for any of the directors and officers.
8.	Other Board Committees

We have no other standing committees other than the Audit, the Compensation and the Nominating and Corporate Governance Committees.

9.	Assessments

The Board intends that individual director assessments be conducted by other directors, taking into account each director’s contributions at board meetings, service on committees, experience base, and their general ability to contribute to one or more of the Company’s major needs. However, the Board has not yet implemented such a process of assessment.

SCHEDULE B
AUDIT COMMITTEE CHARTER
I.	Purpose of Audit Committee of KHD Humboldt Wedag International Ltd. (the “Corporation”)
The purpose of the Audit Committee (the “Committee”) is to:
1.	Assist the Board of Directors of the Corporation (the “Board”) in fulfilling its oversight responsibilities relating to:
(i)	the quality and integrity of the Corporation’s financial statements, financial reporting process and systems of internal controls and disclosure controls regarding risk management, finance, accounting, and legal and regulatory compliance;

(ii)	the independence and qualifications of the Corporation’s independent accountants and review of the audit efforts of the Corporation’s independent accountants and internal auditing department; and

(iii)	the development and implementation of policies and processes regarding corporate governance matters.
2.	Provide an open avenue of communication between the internal auditing department (if any), the independent accountants, the Corporation’s financial and senior management and the Board.

3.	Prepare the report required to be prepared by the Committee pursuant to the rules of the Securities and Exchange Commission (the “SEC”) for inclusion in the Corporation’s annual proxy statement.
The Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Section VII below of this Charter.
While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits, or to determine that the Corporation’s financial statements are complete and accurate or are in accordance with generally accepted accounting principles, accounting standards, or applicable laws and regulations. This is the responsibility of management of the Corporation and the Corporation’s internal auditing department. Because the primary function of the Committee is oversight, the Committee shall be entitled to rely on the expertise, skills and knowledge of management, the internal auditing department, and the Corporation’s independent accountants and the integrity and accuracy of information provided to the Committee by such persons in carrying out its oversight responsibilities. Nothing in this Charter is intended to change the responsibilities of management and the independent accountants.
II.	Composition
The Committee shall be composed of at least three directors, each of whom shall, in the judgment of the Board, meet (i) the independence requirements of Rule 10A-3 of the Securities Exchange Act of 1934 (the “1934 Act”) and any other rules and regulations promulgated by the SEC thereunder; and (ii) the independence requirements of the rules of the Nasdaq Stock Market (the “Nasdaq Rules”) for audit committee members as in effect from time to time. One or more members of the Committee shall be, in the judgment of the Board, an “audit committee financial expert,” as such term is defined in Rule 309 of the 1934 Act and the rules and regulations promulgated by the SEC thereunder, and be able to read and understand fundamental financial statements, including the Corporation’s balance sheet, income statement, and cash flow statement as required by the Nasdaq rules.
III.	Authority
The Committee shall have the authority to (i) retain (at the Corporation’s expense) its own legal counsel, accountants and other consultants that the Committee believes, in its sole discretion, are needed to carry out its duties and responsibilities; (ii) conduct investigations that it believes, in its sole discretion, are necessary to carry out its responsibilities; and (iii) take whatever actions that it deems appropriate to foster an internal culture that is committed to maintaining quality financial reporting, sound business risk practices and ethical behaviour within the Corporation. In addition, the Committee shall have the authority to request any officer, director or employee of the Corporation, the Corporation’s outside legal counsel and the independent accountants to meet with the Committee and any of its advisors and to respond to their inquiries. The Committee shall have full access to the books, records and facilities of the Corporation in carrying out its responsibilities. Finally, the Board shall adopt resolutions which provide for appropriate funding, as determined by the Committee, for (i) services provided by the independent accountants in rendering or issuing an audit report, (ii) services provided by any adviser employed by the Committee which it believes, in its sole discretion, are needed to carry out its duties and responsibilities, or (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties and responsibilities.
The Committee, in its capacity as a committee of the Board, is directly responsible for the appointment, compensation, retention and oversight of the work of the independent accountants engaged (including resolution of disagreements between the Corporation’s management and the independent accountants regarding financial reporting) for the purpose of preparing and issuing an audit report or performing other audit, review or attestation services for the Corporation.
The independent accountants shall submit to the Corporation annually a formal written statement delineating all relationships between the independent accountants and the Corporation and its subsidiaries (the ‘‘Statement as to Independence’’), addressing the non-audit services provided to the Corporation or its subsidiaries and the matters set forth in Independence Standards Board Standard No. 1.
The independent accountants shall submit to the Corporation annually a formal written statement of the fees billed for each of the following categories of services rendered by the independent accountants: (i) the audit of the Corporation’s annual financial statements for the most recent fiscal year and any reviews of the financial statements; (ii) information technology consulting services for the most recent fiscal year, in the aggregate and by each service (and separately identifying fees for such services relating to financial information systems design and implementation); and (iii) all other services rendered by the independent accountants for the most recent fiscal years, in the aggregate and by each service.
IV.	Appointing Members
The members of the Committee shall be appointed or re-appointed by the Board on an annual basis. Each member of the Committee shall continue to be a member thereof until such member’s successor is appointed, unless such member shall resign or be removed by the Board or such member shall cease to be a director of the Corporation. Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board and shall be filled by the Board if the membership of the Committee is less than three directors as a result of the vacancy or the Committee no longer has a member who is an “audit committee financial expert” as a result of the vacancy.
V.	Chairperson
The Board, or in the event of its failure to do so, the members of the Committee, must appoint a Chairperson from the members of the Committee. If the Chairperson of the Committee is not present at any meeting of the Committee, an acting Chairperson for the meeting shall be chosen by majority vote of the Committee from among the members present. In the case of a deadlock on any matter or vote, the Chairperson shall refer the matter to the Board. The Committee shall also appoint a Secretary who need not be a director. All requests for information from the Corporation or the independent accountants shall be made through the Chairperson.
VI.	Meetings
The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the members thereof provided that:
1.	A quorum for meetings shall be two members, present in person or by telephone or other telecommunication device that permit all persons participating in the meeting to speak and hear each other.

2.	The Committee shall meet as required.

3.	Notice of the time and place of every meeting shall be given in writing or facsimile communication to each member of the Committee and the external auditors of the Corporation with reasonable notice prior to the time of such meeting.
While the Committee is expected to communicate regularly with management, the Committee shall exercise a high degree of independence in establishing its meeting agenda and in carrying out its responsibilities. The Committee shall submit the minutes of all meetings of the Committee to, or discuss the matters discussed at each Committee meeting with, the Board.
VII.	Specific Duties
In meeting its responsibilities, the Committee is expected to:
1.	Select the independent accountants, considering independence and effectiveness, approve all audit and non-audit services in advance of the provision of such services and the fees and other compensation to be paid to the independent accountants, and oversee the services rendered by the independent accountants (including the resolution of disagreements between management and the independent accountants regarding preparation of financial statements) for the purpose of preparing or issuing an audit report or related work, and the independent accountants shall report directly to the Committee.

2.	Review the performance of the independent accountants, including the lead partner of the independent accountants, and, in its sole discretion, approve any proposed discharge of the independent accountants when circumstances warrant, and appoint any new independent accountants.

3.	Periodically review and discuss with the independent accountants all significant relationships the independent accountants have with the Corporation to determine the independence of the independent accountants, including a review of service fees for audit and non-audit services.

4.	Inquire of management, the internal auditing department and the independent accountants and evaluate the effectiveness of the Corporation’s process for assessing significant risks or exposures and the steps management has taken to monitor, control and minimize such risks to the Corporation. Obtain annually, in writing, the letters of the independent accountants as to the adequacy of such controls.

5.	Consider, in consultation with the independent accountants and the internal auditing department, the audit scope and plan of the independent accountants and internal auditing department.

6.	Review with the independent accountants the coordination of audit effort to assure completeness of coverage, and the effective use of audit resources.

7.	Consider and review with the independent accountants and internal auditing department, out of the presence of management:
(a)	the adequacy of the Corporation’s internal controls and disclosure controls including the adequacy of computerized information systems and security;

(b)	the truthfulness and accuracy of the Corporation’s financial statements; and

(c)	any related significant findings and recommendations of the independent accountants and internal auditing department together with management’s responses thereto.
8.	Following completion of the annual audit, review with management, the independent accountants and the internal auditing department:
(a)	the Corporation’s annual financial statements and related footnotes;

(b)	the independent accountants’ audit of the financial statements and the report thereon;

(c)	any significant changes required in the independent accountants’ audit plan; and

(d)	other matters related to the conduct of the audit which are to be communicated to the committee under generally accepted auditing standards.
9.	Following completion of the annual audit, review separately with each of management, the independent accountants and the internal auditing department any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

10.	Establish regular and separate systems of reporting to the Committee by each of management, the independent accountants and internal auditing department regarding any significant judgments made in management’s preparation of the financial statements and the view of each as to appropriateness of such judgments.

11.	In consultation with the independent accountants, review any significant disagreement among management and the independent accountants in connection with the preparation of the financial statements, including management’s responses.

12.	Consider and review with management and the internal auditing department:
(a)	significant findings during the year and management’s responses thereto;

(b)	any changes required in the planned scope of their audit plan;

(c)	the internal auditing department budget and staffing; and

(d)	internal auditor’s compliance with the appropriate internal auditing standards.
13.	Review filings with the SEC and other published documents containing the Corporation’s financial statements, including any certification, report, opinion or review rendered by the independent accountants, or any press releases announcing earnings (especially the use of “pro forma” or “adjusted” information not prepared in compliance with generally accepted accounting principles) and all financial information and earnings guidance intended to be provided to analysts and the public or to rating agencies, and consider whether the information contained in these documents is consistent with the information contained in the financial statements.

14.	Review the regular internal reports to management prepared by the internal auditing department and management’s response.

15.	Prepare and include in the Corporation’s annual proxy statement or other filings of the SEC any report from the Committee or other disclosures as required by applicable laws and regulations.

16.	Review with management the adequacy of the insurance and fidelity bond coverages, reported contingent liabilities, and management’s assessment of contingency planning. Review management’s plans regarding any changes in accounting practices or policies and the financial impact of such changes, any major areas in management’s judgment that have a significant effect upon the financial statements of the Corporation, and any litigation or claim, including tax assessments, that could have a material effect upon the financial position or operating results of the Corporation.

17.	Review with management, the internal auditing department and the independent accountants, each annual, quarterly and other periodic report prior to its filing with the SEC or other regulators or prior to the release of earnings.

18.	Review policies and procedures with respect to officers’ expense accounts and prerequisites, including their use of corporate assets, and consider the results of any review of these areas by the internal auditing department and the independent accountants.

19.	Establish, review and update periodically a Code of Business Conduct and Ethics for employees, officers and directors of the Corporation and ensure that management has established a system to enforce this Code of Business Conduct and Ethics.

20.	Review management’s monitoring of the Corporation’s compliance with the Corporation’s Code of Business Conduct and Ethics.

21.	Review, with the Corporation’s counsel, any legal, tax or regulatory matter that may have a material impact on the Corporation’s financial statements, operations, related Corporation compliance policies, and programs and reports received from regulators.

22.	Evaluate and review with management the Corporation’s guidelines and policies governing the process of risk assessment and risk management.

23.	Consider questions of possible conflicts of interest of Board members and of the corporate officers and approve in advance all related party transactions.

24.	Provide advice on changes in Board compensation.

25.	Meet with the independent accountants, internal auditing department and management in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee.

26.	Report Committee actions to the Board with such recommendations as the Committee may deem appropriate.

27.	Maintain, review and update the procedures for (i) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and (ii) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters, as set forth in Annex A attached to this Charter.

28.	Implement, oversee, monitor and evaluate internal controls over financial reporting.

29.	Review and update this Charter periodically and recommend any proposed changes to the Board for approval, in accordance with the requirements of the 1934 Act and Nasdaq Rules.

30.	Perform such other functions consistent with this Charter, the Corporation’s Articles and governing law, as the Committee deems necessary or appropriate.

ANNEX A TO SCHEDULE B
PROCEDURES FOR THE SUBMISSION OF COMPLAINTS AND CONCERNS REGARDING
ACCOUNTING, INTERNAL ACCOUNTING CONTROLS OR AUDITING MATTERS
1.	KHD Humboldt Wedag International Ltd. (the “Corporation”) has designated its Audit Committee of its Board of Directors (the “Committee”) to be responsible for administering these procedures for the receipt, retention, and treatment of complaints received by the Corporation or the Committee directly regarding accounting, internal controls, or auditing matters.

2.	Any employee of the Corporation may on a confidential and anonymous basis submit concerns regarding questionable accounting controls or auditing matters to the Committee by setting forth such concerns in a letter addressed directly to the Committee with a legend on the envelope such as “Confidential” or “To be opened by Committee only”. If an employee would like to discuss the matter directly with a member of the Committee, the employee should include a return telephone number in his or her submission to the Committee at which he or she can be contacted. All submissions by letter to the Committee can be sent to:
KHD Humboldt Wedag International Ltd.
c/o Audit Committee
Attn: Chairperson
Unit 702, 7th Floor
Ruttonjee House, Ruttonjee Centre
11 Duddell Street
Central, Hong Kong SAR
China
3.	Any complaints received by the Corporation that are submitted as set forth herein will be forwarded directly to the Committee and will be treated as confidential if so indicated.

4.	At each meeting of the Committee, or any special meetings called by the Chairperson of the Committee, the members of the Committee will review and consider any complaints or concerns submitted by employees as set forth herein and take any action it deems necessary in order to respond thereto.

5.	All complaints and concerns submitted as set forth herein will be retained by the Committee for a period of seven (7) years.

SCHEDULE C
COMPENSATION COMMITTEE CHARTER
I.	Purpose of Compensation Committee of KHD Humboldt Wedag International Ltd. (the “Corporation”)
The purpose of the Compensation Committee (the “Committee”) is to:
1.	Oversee the Corporation’s compensation and benefit plans, policies and practices, including its executive compensation plans and incentive-compensation and equity-based plans.

2.	Produce an annual report on executive compensation for inclusion in the Corporation’s annual report or proxy statement, in accordance with all applicable rules and regulations.

3.	Monitor and evaluate, at the Committee’s sole discretion, matters relating to the compensation and benefits structure of the Corporation.

4.	Take such other actions within the scope of this Compensation Committee Charter (this “Charter”) as the Board of Directors of the Corporation (the “Board”) may assign to the Committee from time to time or as the Committee deems necessary or appropriate.
The Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Section VII below of this Charter.
The basic responsibility of the directors of the Committee is to exercise their business judgment to act in what they reasonably believe to be in the best interests of the Corporation and its shareholders. In discharging that responsibility, the Committee should be entitled to rely on the honesty and integrity of the Corporation’s senior executives and its outside advisors and auditors, to the extent it deems necessary or appropriate.
II.	Composition
The Committee shall be composed of members of the Board, the number of which shall be fixed from time to time by resolution adopted by the Board. Each director of the Committee shall be determined by the Board to satisfy the independence requirements established by the rules and regulations of the Securities and Exchange Commission (the “SEC”) and The Nasdaq Stock Market (“Nasdaq”); provided that one director who does not meet the Nasdaq independence criteria may serve on the Committee pursuant to the “exceptional and limited circumstances” exception as provided under the rules of Nasdaq. In addition, the Committee shall be comprised of at least two or more of the directors shall qualify as (a) “non-employee” directors within the meaning of Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (b) “outside” directors within the meaning of Treasury Regulation Section 1.162- 27(e)(3) under Section 162(m) of the Internal Revenue Code of 1986, as amended.
III.	Authority
The Committee shall have the authority to (i) retain (at the Corporation’s expense) its own legal counsel and other advisors and experts that the Committee believes, in its sole discretion, are needed to carry out its duties and responsibilities, including, without limitation, the retention of a compensation consultant to assist the Committee in evaluating director and executive officer compensation; and (ii) conduct investigations that it believes, in its sole discretion, are necessary to carry out its responsibilities. In addition, the Committee shall have the authority to request any officer, director or employee of the Corporation, or any other persons whose advice and counsel are sought by the Committee, such as members of the Corporation’s management or the Corporation’s outside legal counsel and independent accountants, to meet with the Committee or any of its advisors and to respond to their inquiries.
The Committee may form subcommittees for any purpose that the Committee deems appropriate and may delegate to such subcommittees such power and authority as the Committee deems appropriate.
IV.	Appointing Members
The members of the Committee shall be appointed or re-appointed by the Board on an annual basis. Each member of the Committee shall continue to be a member thereof until such member’s successor is appointed, or unless such member shall resign or be removed by the Board. The Board may remove or replace any member of the Committee at any time. However, a member of the Committee shall automatically cease to be a member of the Committee upon either ceasing to be a director of the Board or ceasing to be “independent” as required in Section II above of this Charter. Vacancies on the Committee will be filled by the Board.
V.	Chairperson
The Board, or in the event of its failure to do so, the directors of the Committee, must appoint a chairperson from the directors of the Committee (the “Chairperson”). If the Chairperson of the Committee is not present at any meeting of the Committee, an acting Chairperson for the meeting shall be chosen by majority vote of the Committee from among the directors present. In the case of a deadlock on any matter or vote, the Chairperson shall refer the matter to the Board. The Committee may appoint a secretary who need not be a director of the Board or Committee.
VI.	Meetings
The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the directors thereof provided that:
1.	A quorum for meetings shall be two directors, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and hear each other. The Committee shall act on the affirmative vote of a majority of directors present at a meeting at which a quorum is present. The Committee may also act by unanimous written consent in lieu of meeting.

2.	The Committee shall meet as often as it deems necessary, but not less frequently than once each year.

3.	Notice of the time and place of every meeting shall be given in writing or facsimile communication to each director of the Committee at least 72 hours prior to the time of such meeting.
The Committee shall maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board. The Committee shall make regular reports of its meetings to the Board, directly or through its Chairperson, accompanied by any recommendations to the Board approved by the Committee.
VII.	Specific Duties
In meeting its responsibilities, the Committee is expected to:
1.	Review and approve at least annually the corporate goals and objectives of the Corporation’s executive compensation plans, incentive-compensation and equity based plans and other general compensation plans (the “Corporation Plans”), and amend, or recommend that the Board amend, these goals and objectives if the Committee deems it appropriate.

2.	Review at least annually the Corporation Plans in light of the Corporation’s goals and objectives with respect to such plans, and, if the Committee deems it appropriate, adopt, or recommend to the Board the adoption of new, or the amendment of existing, Corporation Plans.

3.	Evaluate annually the performance of the chief executive officer of the Corporation (“CEO”), the other executive officers of the Corporation and the chairman of the Board (collectively, the “Corporation Executives”) in light of the goals and objectives of the Corporation Plans, and based on this evaluation, set his or her total compensation, including, but not limited to (a) the annual base salary level, (b) the annual incentive opportunity level, (c) the long-term incentive opportunity level, (d) employment agreements, severance agreements, and change-in-control agreements and provisions, in each case as, when and if appropriate, and (e) any special or supplemental benefits, including, but not limited to, perquisites. In determining the long-term incentive component of each Corporation Executive’s compensation, the Committee shall consider all relevant factors, including the Corporation’s performance and relative shareholder return, the value of similar incentive awards to persons with comparable positions at comparable companies, and the awards given to each Corporation Executive in past years.

4.	Review at least annually and make recommendations to the Board with respect to the compensation of all directors of the Corporation, taking into consideration compensation paid to directors of comparable companies and the specific duties of each director.

5.	Monitor and assess the Corporation’s compliance with the requirements established under the Sarbanes-Oxley Act of 2002 and other applicable laws, rules and regulations relating to compensation arrangements for directors and executive officers.

6.	Issue an annual report on executive compensation for inclusion in the Corporation’s annual report or proxy statement, in accordance with applicable rules and regulations.

7.	Review all equity compensation plans that are not subject to shareholder approval under the listing standards of Nasdaq and to approve such plans in its discretion.

8.	Oversee the compensation and benefits structure applicable to the Corporation’s officers and directors, including, but not limited to, incentive compensation and equity-based compensation, provided that, at the Committee’s sole discretion, it may submit such matters as it determines to be appropriate to the Board for the Board’s approval or ratification.

9.	In its sole discretion, retain, amend the engagement with, and terminate any compensation consultant used to assist the Committee in evaluating any officer or director compensation. The Committee shall also have the sole authority to approve the fees and other retention terms of the consultants and to cause the Corporation to pay such fees and expenses of such consultants. The Committee shall also have the authority, in its sole discretion, to obtain advice and assistance from internal or external legal, accounting or other advisors, to approve the fees and expenses of such outside advisors, and to cause the Corporation to pay such fees and expenses of such outside advisors.

10.	Review and evaluate at least annually its own performance with respect to its compensation functions, and to submit itself to the review and evaluation of the Board.

11.	Review and reassess the adequacy of this Charter at least annually and recommend any proposed changes to the Board for approval.

12	Perform such other functions consistent with this Charter, the Corporation’s bylaws and governing law, as the Committee or the Board deems necessary or appropriate.

SCHEDULE D
NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER
I.	Purpose of Nominating and Corporate Governance Committee of KHD Humboldt Wedag International Ltd. (the “Corporation”)
The purpose of the Nominating and Corporate Governance Committee (the “Committee”) is to:
1.	Identify individuals qualified to become directors on the Board of Directors of the Corporation (the “Board”) or any of its committees, consistent with criteria approved by the Board, and to select, or to recommend that the Board select, such director nominees, whether at the next annual meeting of the shareholders or otherwise.

2.	Periodically evaluate the qualifications and independence of each director on the Board or its various committees and recommend to the Board, as the Committee may deem appropriate, any recommended changes in the composition of the Board or any of its committees.

3.	Develop and recommend to the Board corporate governance principles applicable to the Corporation.

4.	Annually assess the performance of the Board.

5.	Take such other actions within the scope of this Nominating and Corporate Governance Committee Charter (this “Charter”) as the Board may assign to the Committee from time to time or as the Committee deems necessary or appropriate.
The Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Section VII below of this Charter.
The basic responsibility of the directors of the Committee is to exercise their business judgment to act in what they reasonably believe to be in the best interests of the Corporation and its shareholders. In discharging that responsibility, the Committee should be entitled to rely on the honesty and integrity of the Corporation’s senior executives and its outside advisors and auditors, to the extent it deems necessary or appropriate.
II.	Composition
The Committee shall be composed of members of our Board, the number of which shall be fixed from time to time by resolution adopted by the Board. Each director of the Committee shall be determined by the Board to satisfy the independence requirements established by the rules and regulations of the Securities and Exchange Commission (the “SEC”) and The Nasdaq Stock Market (“Nasdaq”); provided that one director who does not meet the Nasdaq independence criteria may serve on the Committee pursuant to the “exceptional and limited circumstances” exception as provided under the rules of Nasdaq.
III.	Authority
The Committee shall have the authority to (i) retain (at the Corporation’s expense) its own legal counsel and other advisors and experts that the Committee believes, in its sole discretion, are needed to carry out its duties and responsibilities, including, without limitation, the retention of a search firm to assist the Committee in identifying, screening and attracting director nominees; and (ii) conduct investigations that it believes, in its sole discretion, are necessary to carry out its responsibilities. In addition, the Committee shall have the authority to request any officer, director or employee of the Corporation, or any other persons whose advice and counsel are sought by the Committee, such as members of the Corporation’s management or the Corporation’s outside legal counsel and independent accountants, to meet with the Committee or any of its advisors and to respond to their inquiries.
The Committee may form subcommittees for any purpose that the Committee deems appropriate and may delegate to such subcommittees such power and authority as the Committee deems appropriate.
IV.	Appointing Members
The members of the Committee shall be appointed or re-appointed by the Board on an annual basis. Each member of the Committee shall continue to be a member thereof until such member’s successor is appointed, or unless such member shall resign or be removed by the Board. The Board may remove or replace any member of the Committee at any time. However, a member of the Committee shall automatically cease to be a member of the Committee upon either ceasing to be a director of the Board or ceasing to be “independent” as required in Section II above of this Charter. Vacancies on the Committee will be filled by the Board.
V.	Chairperson
The Board, or in the event of its failure to do so, the directors of the Committee, must appoint a chairperson from the directors of the Committee (the “Chairperson”). If the Chairperson of the Committee is not present at any meeting of the Committee, an acting Chairperson for the meeting shall be chosen by majority vote of the Committee from among the directors present. In the case of a deadlock on any matter or vote, the Chairperson shall refer the matter to the Board. The Committee may appoint a secretary who need not be a director of the Board or Committee.
VI.	Meetings
The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the directors thereof provided that:
1.	A quorum for meetings shall be two directors, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and hear each other. The Committee shall act on the affirmative vote of a majority of directors present at a meeting at which a quorum is present. The Committee may also act by unanimous written consent in lieu of meeting.

2.	The Committee shall meet as often as it deems necessary, but not less frequently than once each year.

3.	Notice of the time and place of every meeting shall be given in writing or facsimile communication to each director of the Committee at least 72 hours prior to the time of such meeting.
The Committee shall maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board. The Committee shall make regular reports of its meetings to the Board, directly or through its Chairperson, accompanied by any recommendations to the Board approved by the Committee.
VII.	Specific Duties
In meeting its responsibilities, the Committee is expected to:
1.	Review the suitability of each Board director for continuing service when his or her term expires or when he or she has a significant change in status.

2.	As needed, seek and evaluate qualified individuals to become new directors and serve on the Board. Review and develop the Board’s criteria for selecting such new directors, including standards for director independence. Select or recommend that the Board select such director nominees for the annual meeting of the shareholders of the Corporation. Consider any nominations for Board directors validly made by the shareholders of the Corporation.

3.	Evaluate the size and composition of the Board, develop criteria for Board directorship, and evaluate the independence of existing and prospective directors.

4.	Review from time to time the structure of the Board’s various committees and review and make recommendations to the Board concerning qualifications, appointment and removal of directors from such committees.

5.	Develop and recommend to the Board a set of corporate governance guidelines applicable to the Corporation.

6.	Monitor and assess the Corporation’s compliance with the corporate governance requirements established by Nasdaq, the requirements established under the Sarbanes-Oxley Act of 2002 and other applicable corporate governance laws and regulations.

7.	Take such steps as the Committee deems necessary or appropriate with respect to the oversight and review of the Corporation’s process for providing information to the Board, assessing the channels through which information is received, and the quality and timeliness of the information received.

8.	Develop procedures for and conduct the annual review of the performance of the Board, and report annually to the Board with an assessment of the Board’s performance, to be discussed with the full Board following the end of each fiscal year.

9.	Establish the standards for and annually review and evaluate each Board committee’s annual self-performance evaluation and provide a report on such evaluations to the Board.

10.	Oversee the Board’s evaluation of senior management.

11.	Make recommendations and report to the Board and other Board committees with respect to nominating and corporate governance policies of the Corporation or any of the foregoing matters.

12.	Take such steps as the Committee deems necessary or appropriate with respect to orienting new directors and continuing education for existing directors.

13.	In its sole discretion, retain, amend the engagement with, and terminate any search firm used to assist the Committee in identifying, screening and attracting director nominees. The Committee shall also have the sole authority to approve the fees and other retention terms of the search firms and to cause the Corporation to pay such fees and expenses of such search firms. The Committee shall also have the authority, in its sole discretion, to obtain advice and assistance from internal or external legal, accounting or other advisors, to approve the fees and expenses of such outside advisors, and to cause the Corporation to pay such fees and expenses of such outside advisors.

14.	Review and evaluate at least annually its own performance with respect to its nominating and governance functions, and to submit itself to the review and evaluation of the Board.

15.	Review and assess the adequacy of this Charter at least annually and recommend any proposed changes to the Board for approval.

16.	Perform such other functions consistent with this Charter, the Corporation’s bylaws and governing law, as the Committee or the Board deems necessary or appropriate.

SCHEDULE E
NOTICE OF CHANGE OF AUDITOR
[See attached documents]

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
NOTICE OF CHANGE OF AUDITOR
(National Instrument 51-102)

To:	BDO Dunwoody LLP
Chartered Accountants
600 – 925 West Georgia Street
Vancouver, BC V6C 3L2

and

Deloitte & Touche LLP
Chartered Accountants
2800 – 1055 Dunsmuir Street
Vancouver, BC V7X 1P4
Pursuant to Section 4.11(7) of National Instrument 51-102, KHD Humboldt Wedag International Ltd. (the “Company”) hereby gives notice of the change of its auditor from BDO Dunwoody LLP, Chartered Accountants (the “Former Auditor”), to Deloitte & Touche LLP, Chartered Accountants (the “Successor Auditor”). In accordance with National Instrument 51-102, the Company hereby states that:
1.	the Former Auditor has resigned as the Company’s auditor, effective October 16, 2006, at the request of the Company;

2.	the resignation of the Former Auditor and the appointment of the Successor Auditor as the Company’s auditor have been considered and approved by the Company’s Audit Committee and Board of Directors;

3.	there were no reservations in the Former Auditor’s report on the Company’s consolidated financial statements for the year ended December 31, 2005; and

4.	there have been no “reportable events” within the meaning assigned under subsection 4.11(1) of National Instrument 51-102.
DATED this 17th day of October, 2006.
KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
(signed) Michael J. Smith
Michael J. Smith, Chairman of the Board,
Chief Financial Officer and Secretary

BDO Dunwoody LLP	600 Cathedral Place
Chartered Accountants and Advisors	925 West Georgia Street
Vancouver, BC, Canada V6C 3L2
Telephone: (604) 688-5421
Facsimile: (604) 688-5132
E-mail: vancouver@bdo.ca
Website: www.bdo.ca
Direct Line: (604) 443-4732
E-mail: mmadsen@bdo.ca
31-16322
October 19, 2006
British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
9th Floor – 701 West Georgia Street
Vancouver, BC V7Y 1L2
Attention: Statutory Filings
Alberta Securities Commission
4th Floor, 300 – 5th Avenue SW
Calgary, AB T2P 3C4
Attention: Statutory Filings
Autorité des Marchés Financiers
800, square Victoria, 22 etage
C.P. 246, tour de la Bourse
Montreal, QC H4Z 1A1
Dear Sirs:
Re: Change of Auditor for KHD Humboldt Wedag International Ltd.
We have been provided with and read the Notice of Change of Auditor dated October 17, 2006 (the “Notice”) provided as required under National Instrument 51-102 (the “Instrument”) by KHD Humboldt Wedag International Ltd. (the “Company”). Pursuant to s. 4.11 paragraph 5(a)(ii)(B) of the Instrument, we confirm our agreement with all the statements contained in the Notice.
This confirmation is based on our knowledge of the information as of this date.
Yours truly,
(signed) BDO Dunwoody LLP
Chartered Accountants
MFM/cef
c: KHD Humboldt Wedag International Ltd.

Deloitte & Touche LLP
2800 — 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada
Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca
October 23, 2006

British Columbia Securities Commission	Alberta Securities Commission
701 West Georgia Street	4th floor, 300 – 5th Ave SW
Vancouver BC V7Y 1L2	Calgary, AB T2P 3C4
Autorité des Marchés Financiers
800, square Victoria, 22 étage
C.P. 246, tour de la Bourse
Montréal (Québec)
Subject: Change of Auditor for KHD Humboldt Wedag International Ltd.
As the proposed successor auditor of KHD Humboldt Wedag International Ltd., (the “Company”) and pursuant to National Instrument 51-102, we have reviewed the Company’s Notice of Change of Auditor dated October 17, 2006 and we agree with information contained therein.
We understand that the Notice of Change of Auditor, along with this letter and a similar letter from BDO Dunwoody LLP, Chartered Accountants, will be filed with the securities regulatory authorities.
Your truly,
Chartered Accountants
cc: KHD Humboldt Wedag International Ltd.

SCHEDULE F
INFORMATION CONCERNING KHD HUMBOLDT WEDAG INTERNATIONAL LTD. PRIOR TO AND FOLLOWING THE COMPLETION OF THE ARRANGEMENT
Unless the context otherwise requires, capitalized terms used in this Schedule F that are not defined herein have the meanings ascribed to such terms in the Management Information Circular to which this Schedule F is attached. All references to dollar amounts in this Schedule F are to Canadian dollars unless expressly stated otherwise.

INTRODUCTION
The following is a description of the Company prior to and following the completion of the Arrangement.
DOCUMENTS INCORPORATED BY REFERENCE
Information has been incorporated by reference in this Management Information Circular from documents filed with the securities regulatory authorities in British Columbia, Alberta and Quebec. Copies of the documents incorporated herein by reference are available on SEDAR at www.sedar.com and may be obtained on request without charge from the Secretary of the Company at Suite 702, 7th Floor, Ruttonjee House, Ruttonjee Centre, 11 Duddell Street, 11 Duddell Street, Central, Hong Kong SAR, China.
The following documents which the Company has filed with the Commissions are specifically incorporated by reference into, and form an integral part of, this Management Information Circular:
(i)	the annual report on Form 20-F filed on April 2, 2007 for the year ended December 31, 2006;

(ii)	the annual report on Form 20-F filed on April 3, 2006 for the year ended December 31, 2005;

(iii)	financial statements for the three month period ended March 31, 2007 and the year ended December 31, 2006, filed on May 15, 2007 and April 2, 2007, respectively;

(iv)	management information circular filed July 19, 2006 and dated July 14, 2006 for the Company’s annual meeting held on August 14, 2006, the management information circular filed September 22, 2005 and dated September 14, 2005 for the Company’s special meeting held on October 11, 2005, and the management information circular filed April 19, 2005 and dated April, 14, 2005 for the Company’s annual meeting held on May 14, 2005;

(v)	material change reports filed on April 3, 2007, June 27, 2006, April 27, 2006, March 8, 2006, February 3, 2006, November 4, 2005, October 14, 2005 and September 19, 2005;

(vi)	news releases filed May 25, 2007, May 15, 2007, April 3, 2007, April 2, 2007, June 21, 2006, April 24, 2006, April 3, 2006, January 31, 2006, January 25, 2006, January 5, 2006, December 29, 2005, November 16, 2005, September 19, 2005;

(vii)	material documents filed on April 3, 2007, April 3, 2006 and February 3, 2006;

(viii)	notice of change of auditor filed on October 24, 2006; and

(ix)	notice of change of auditor filed on December 29, 2005.
The documents incorporated or deemed incorporated by reference herein contain meaningful and material information relating to the Company, and Shareholders should review all information contained in this Management Information Circular and the documents incorporated by reference herein.
Any statement contained in a document incorporated or deemed to be incorporated by reference herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Management Information Circular to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any information set out in the document or the statement that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed in its unmodified or superseded form to constitute a part of this Management Information Circular.
NAME AND INCORPORATION
The Company is a corporation organized under the laws of the Province of British Columbia, Canada under the name “KHD Humboldt Wedag International Ltd.”. The Company was originally incorporated in June 1951 by letters patent issued pursuant to the Companies Act of 1934 (Canada). The Company was continued under the CBCA in March 1980, under the Business Corporations Act (Yukon) in August 1996 and under the Business Corporations Act (British Columbia) in November 2004. The Company’s name was changed to MFC Bancorp Ltd. in February 1997. The Company changed its name from “MFC Bancorp Ltd.” to “KHD Humboldt Wedag International Ltd.” on October 28, 2005. The Company’s executive office is located at Suite 702, 7th Floor, Ruttonjee House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China. The Company’s registered and records office is located at Suite 800, 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H1 (Phone no. (604) 687-5700).
INTERCORPORATE RELATIONSHIPS
After completion of the Arrangement and after obtaining the Tax Ruling, unless the Board elects to waive such requirement, SWA will either acquire the Section 3.1(b) Assets or the Section 3.1(c) Assets, as determined by the Board, in their sole discretion.
In either case, the Company’s significant wholly-owned direct and indirect subsidiaries after the completion of the Arrangement will be as follows:

Name of Wholly-Owned Subsidiary	Jurisdiction of Incorporation or Organization

KHD Holding AG	Switzerland

KHD Humboldt Wedag International Holdings GmbH	Austria

KHD Humboldt Wedag International GmbH	Austria

Humboldt Wedag Inc.	USA

Humboldt Wedag India Ltd.	India

Humboldt Wedag Australia Pty Ltd.	Australia

EKOF Flotation GmbH	Germany

KHD Humboldt Wedag (Shanghai) International Industries Limited	China

KHD Investments Ltd.	Marshall Islands

New Image Investment Company Limited	USA

Inverness Enterprises Ltd.	Canada

KHD Humboldt Wedag (Cyprus) Limited	Cyprus

Sasamat Capital Corporation	Canada
If SWA acquires the Section 3.1(b) Assets under the Plan of Arrangement, the Company will be divesting of its shares of RVI and after completion of the Arrangement, the Company’s significant non-wholly-owned subsidiaries will be as follows:

	Jurisdiction of		Our
Name of	Incorporation or	Owner	Beneficial
Non-Wholly-Owned Subsidiary	Organization	of Interests	Shareholding
KHD Humboldt Wedag International	Germany	KHD Humboldt Wedag International Ltd.	97.3	%(1)
(Deutschland) AG

KHD Humboldt Wedag GmbH	Germany	KHD Humboldt Wedag International	97.3%
		(Deutschland) AG

Humboldt Wedag Coal & Minerals GmbH	Germany	KHD Humboldt Wedag International	97.3%
		(Deutschland) AG

ZAB Zementanlagenbau GmbH Dessau	Germany	KHD Humboldt Wedag GmbH	97.3%

Altmark Industriepark AG	Germany	KHD Humboldt Wedag GmbH	92.2%

Humboldt Wedag (S.A.) (Pty) Ltd.	South Africa	KHD Humboldt Wedag International GmbH	73.5%

ZAB Industrietechnik & Service GmbH	Germany	Zementanlagenbau Dessau GmbH	97.3%

(1)	Held by the Company and/or its subsidiaries.
If SWA acquires the Section 3.1(c) Assets under the Plan of Arrangement, the Company will be acquiring additional interests of KHD Deutschland currently held by Pang Hau and divesting of its shares of RVI and the shares of AIP currently held by KHD GmbH. Upon the completion of such transactions under the Arrangement, the Company’s significant non-wholly-owned subsidiaries will be the same as in the above chart, except that Altmark Industriepark AG will no longer be a subsidiary of the Company.
GENERAL DEVELOPMENT OF THE BUSINESS
After completion of the Arrangement, the Company will continue to operate as an industrial plant engineering and equipment supply company with an indirect royalty interest in an iron ore mine
Three Year History
2004
In 2004, the Company, then named “MFC Bancorp Ltd.”, operated as an international merchant banking company. The Company provided specialized banking and corporate finance services and advice to its subsidiaries and clients on corporate strategy and structure, including mergers and acquisitions and capital raising. The Company was also engaged in trading of commodities, natural resources and securities, and in proprietary investing of its capital in enterprises. The Company acquired control of its industrial plant engineering and equipment supply business on March 31, 2004.
For 2004, revenues were $187.4 million for continuing operations, with income before taxes and minority interests from continuing operations of $15.2 million and income from continuing operations of $12.8 million or $0.94 per share. The Company had 726 employees as at December 31, 2004.
2005
Prior to January 31, 2006, the Company operated two businesses consisting of an industrial plant engineering and equipment supply business and a financial services and merchant banking business.
In summer 2005, the Company completed a plan to enhance the business activities and capacities of the KHD Humboldt Industrial Group. As a first visual sign of this new industrial focus, the Company was renamed from

“MFC Bancorp Ltd.” to “KHD Humboldt Wedag International Ltd.” The Company then identified Austria as a highly reputable location with an excellent industrial, commercial and banking environment, and a new holding structure was established there through the formation of KHD Humboldt Wedag International Holdings GmbH as a wholly owned subsidiary of the Company which then became the owner of a company designed primarily to hold all of the foreign (i.e., non-German) operating companies of the KHD Humboldt Industrial Group.
For 2005, revenues were $384.1 million for continuing operations, with income before taxes and minority interests from continuing operations of $36 million and income from continuing operations of $27.8 million, or $2.04 per share on a basic basis ($2.03 per share on a diluted basis). The Company had 847 employees as at December 31, 2005.
In November, MFC Bancorp Ltd. communicated its new industrial focus to the capital markets by changing its name to KHD Humboldt Wedag International Ltd.
2006
During the year ended December 31, 2006, the Company primarily operated one business segment consisting of an industrial plant engineering and equipment supply business. The Company focused on its industrial plant engineering and equipment supply business for the cement, coal and minerals processing industries and maintaining leadership in supplying technologies, equipment and engineering services for cement, coal and minerals processing, as well as designing and building plants that produce clinker, cement, clean coal and minerals, such as copper, gold and diamonds. As a result of a corporate reorganization of the Company, which is described more fully below, the Company ceased to operate the financial services and merchant banking business segment as of January 31, 2006, with the exception of certain financial services and merchant banking activities carried on by MFC and the Company’s royalty interest in an iron ore mine. In November 2006, the Company completed the disposition of its equity interest in MFC to a wholly-owned subsidiary of Mass Financial. During the year ended December 31, 2006, the Company consolidated its procurement, sales and marketing and administrative functions to its head office in Hong Kong SAR, China.
At the conclusion of 2006, the Company employed in excess of 1,000 people, and its operations were primarily conducted in Asia, Europe and the Americas. The following is a summary of the revenues from providing industrial plant engineering and equipment supply business to the cement, coal and mineral industries, by geographic region of the subsidiary in which revenues were recorded for the three most recently completed fiscal years:

	2006	2005	2004
		(in thousands)
Europe	$121,846	$88,539	$40,297

Canada	—	29	—

Americas	79,152	27,601	40,628

Asia	229,387	243,233	96,503

Africa	20,712	10,267	10,010

Other	7,447	14,381	—

Total	$458,544	$384,050	$187,438

Acquisitions and Dispositions
Distribution of Financial Services Business
On December 29, 2005, the Board approved a corporate restructuring to consolidate its financial services and merchant banking business into Mass Financial, a wholly-owned subsidiary of the Company, and the subsequent distribution of all of the issued and outstanding class A common stock of Mass Financial to the shareholders of the Company. The distribution, which occurred on January 31, 2006, resulted in the shareholders of the Company receiving one class A common share of Mass Financial for each common share of the Company held as of the record date, determined to be the close of business on January 31, 2006.
The distribution resulted in Mass Financial becoming a separate publicly held company, currently not traded on any stock exchange (other than the pink sheets), operating the financial services and merchant banking business previously operated by the Company through many of its subsidiaries. The Company does not hold any common shares or class A common shares in Mass Financial. The Company holds all the class B preferred shares of Mass Financial as a result of the restructuring transactions effected prior to the distribution. Mass Financial currently holds approximately 781,128 KHD Common Shares.
The only insiders, associates or affiliates of the Company to receive Mass Financial Shares in the distribution were Michael Smith and Peter Kellogg, shareholders of the Company. Both Mr. Smith and Mr. Kellogg received Mass Financial shares on the same terms as the other shareholders of the Company.
For further information on the distribution of Mass Financial shares, please refer to the Company’s annual reports on Form 20-F filed on April 3, 2006 and April 2, 2007, which have been incorporated by reference into this Management Information Circular.
Cade Struktur Acquisition
The Company previously held an indirect royalty interest through its ownership of preferred shares in Cade Struktur Corporation. On October 27, 2006, Cade Struktur completed the transactions contemplated by a Purchase and Sale Agreement entered into with 0764509 B.C. Ltd. and another party. Cade Struktur sold to 0764509 B.C. all of its beneficial interest in connection with the Wabush iron ore mine, including certain mining leases, the royalty interest payable by the Wabush Iron Ore Co. Limited, the equity interest in Knoll Lake Minerals Ltd. and certain amounts that may become payable in connection with a lawsuit brought for underpayment of royalties in connection with past and future shipments from the Wabush iron ore mine for an aggregate purchase price of $59.8 million. 0764509 B.C. paid the purchase price by allotting and issuing 2,023,566 common shares, 59,800 cumulative, retractable non-voting Series A preferred shares and one cumulative, retractable non-voting Series B preferred share. On September 11, 2006, the Company entered into an arrangement agreement with Cade Struktur pursuant to which, effective October 23, 2006, the Company acquired all of the issued and outstanding common shares of Cade Struktur through the amalgamation of Cade Struktur and 39858 Yukon Inc. As a result, Cade Struktur became a wholly owned subsidiary. The Company consolidated 0764509 B.C. as 0764509 B.C. is a variable interest entity and Cade Struktur is its primary beneficiary.
Effective December 28, 2006, the Company amalgamated with 39858 Yukon with the Company as the continuing corporation. As a result, the Company continues to hold an indirect royalty interest in the Wabush iron ore mine. The Company’s interests in the Wabush iron ore mine are discussed in more detail below.
Sasamat Arrangement
On March 29, 2007, the Company entered into an arrangement agreement with Sasamat Capital Corporation providing for the acquisition of the Company of all of the outstanding common shares of Sasamat Capital Corporation. The shareholders of Sasamat Capital Corporation approved the transaction and the final order was obtained from the Supreme Court of British Columbia on May 29, 2007. Pursuant to such arrangement, Sasamat Capital Corporation has become a wholly-owned subsidiary of the Company. Under the arrangement, shareholders of Sasamat Capital Corporation exchanged their common shares of Sasamat Capital Corporation for the common shares of the Company on the basis of 0.10 KHD Common Shares for each common share of Sasamat Capital Corporation, based upon an adjustment made because of a significant increase in the value of the KHD Common Shares, as provided for in terms of the agreement and the final order of the court.

DESCRIPTION OF THE COMPANY’S INDUSTRIAL PLANT ENGINEERING AND EQUIPMENT SUPPLY BUSINESS
The Company’s industrial plant engineering and equipment supply business focuses on services for the cement, coal and mineral processing industries. Founded in 1856, the Company is a leader in supplying technologies, engineering and equipment for cement, coal and mineral processing. The Company supplies complete and partial plant systems as well as machinery and equipment worldwide for the manufacture of cement and the processing of coal and minerals, whether for new plants, redevelopments of existing plants or capacity increases for existing plants. The Company designs and provides equipment that produce clinker, cement, clean coal, and minerals such as copper and precious metals. The Company offers detail engineering, plant and equipment for complete plants and plant sections including modernization and capacity increase measures, as well as automation and process control equipment. The scope of services also includes feasibility studies, raw material testing, financing concepts, erection and commissioning, personnel training, and pre and post sales services. Headquartered in Hong Kong SAR, China, the Company has in excess of 1,000 employees world-wide, and has operations in India, China, Russia, Germany, the Middle East, Australia, South Africa and the United States.
The scope of the Company’s activities ranges from the examination and analysis of deposits, scale-up tests in the Company’s own test center, technical and economic consulting, engineering for plants that produce clinker, cement, clean coal, and minerals such as copper and other precious metals and systems, plant and equipment for complete plants and plant sections including modernization and capacity increase measures, as well as automation and process control equipment, project planning, research and development, financing, personnel training and pre and post sales service.
The Company is a reliable partner to the cement producing industry and the mineral processing industry by supplying advanced plants and equipment, by realizing modernization and capacity increases for plants or plant sections and by providing a spare parts service and post sales service. The Company also carries out the complete spectrum of inspection, reconditioning, maintenance and consulting for all machinery, plant and equipment.
Business Activities — Cement
Over the past five years, the Company has focused on its core strengths of design, engineering, manufacturing, erection and commissioning of plants world wide. Except for certain specialty machines, the Company has either purchased equipment locally or outsourced equipment fabrication to its specifications at facilities in the project’s host country, under terms similar or more stringent than those imposed by the Company’s customers.
Specific services that the Company provides include plant design (i.e. arrangement and layout), equipment design and development, engineering services (i.e. process, electrical and mechanical) and automation services. In the erection and commissioning phases, the Company ensures that production lines or portions of plants function as specified and that the Company will also train customer personnel on site. While the Company maintains minimum manufacturing capacity in Cologne, Germany for production of specialized grinding equipment, as well as some critical spare parts and testing, the manufacturing of most products of the Company are increasingly outsourced (according to the Company’s specifications) to lower cost platforms and project host countries. the Company’s strategic plan calls for expansion of manufacturing capacities in the low cost countries. In late 2006, the Company initiated the operation of a fabrication facility in Farabad, India.
The Company provides these services for new cement plants, as well as the upgrading of existing plants. Services are provided against irrevocable letters of credit, with prepayment and subsequent payment milestones designed to maintain positive cash flow throughout the project.
The Company can provide these services either directly to the owner, as a member of a team that includes equipment specialists in the complementary fields of materials transport, blending, storage and packing, or as part of an overall turn-key team which would include members specializing in civil design and construction management. The Company’s strategic approach to the market is to be the leading supplier of innovative, environmentally compliant and energy efficient technologies focused on reduced operating and maintenance costs.

The Company’s product range focuses on grinding and pyro-process technologies. The grinding technologies are utilized in raw material, clinker and finished cement grinding, while the pyro-process equipment includes pre-heaters, kilns, burners and the clinker cooler. The Company has also developed a range of systems automation products, including process control systems and equipment optimization products.
Business Activities — Coal and Minerals
The Company focuses on grinding, sorting and dewatering technology applications. The service focus is sorting and the products are primarily jigs, as well as screens, centrifuges, float cells and flocculant products.
The Company provides its coal customers with machines and complete plants for coal separation. Further, the Company offers machines and plant components for the beneficiation of ore and minerals with a special focus on crushing, grinding and separation. Customers include coal preparation plants, power stations and mines for coal, iron ore, and precious and semi-precious minerals.
The Company also produces chemicals used in processes whereby materials are sorted by flotation. The Company’s products are designed for specific applications in coal and ore flotation, as well as waste water preparation. The Company supplies coal flotation reagents world-wide.
Business Activities – Revenues by Category of Services
Effective from January 31, 2006, the Company primarily operates in one reportable business segment, industrial plant engineering and equipment supply, and a corporate and other sector. Prior to April 2004, the Company operated in the financial services segment only.
Since March 2004, the Company has operated in two reportable business segments: (a) industrial plant engineering and equipment supply and (b) financial services and a corporate sector. The segments are managed separately because each business requires different production and marketing strategies. There were no intersegment revenues in 2006, 2005 and 2004.
Revenues from external customers for the Company’s industrial plant engineering and equipment supply operations was in excess of $459 million, $384 million and $187 million for the years ended December 31, 2006, 2005 and 2004, respectively. There were $40 million, $552 million and $497 million of revenues from external customers for the Company’s financial services and corporate sector operations during the year ended 2006, 2005 and 2004.
Expanding Low Cost Platforms
The Company contemplates that India is the platform through which the majority of increased capacity requirements will be met. Over the past twelve months staff has increased by 46% from 309 to 452. In China, the Company has transitioned from a representative office to an operating company. As a result, the Company now has the ability to provide engineering and service staff and contract directly in China. Other subsidiaries have direct access to these low cost alternatives.
Global Risk Control
In 2005, the Company developed a new, modern, formal and extensive global risk management program. New procedures were developed and formalized with the assistance of external consultants and the Company initiated a professional recruitment effort to identify and hire an experienced manager. In March, 2006, the Company appointed a Vienna based global head of risk.
Joint Venture in Russia
Management believes that the Russian cement market has potential and the Company has successfully been active in this market for decades through its representative office in Moscow. The acquisition of ZAB Industrietechnik & Service GmbH in Dessau shortly after reunification in Germany provided the Company with a Russian educated work force to service that market. This market is now expanding for additional capacity and also to replace existing capacity with more energy efficient and environmentally compliant facilities.
To enhance its ability to capitalize on this expanding market, the Company has established a joint venture with Rusoprom Interregional Joint Stock Company. Through the joint venture’s operating company, the Company will be able to directly contract in Russia for detail design and fabrication of its industrial plant equipment. The Company will also be able to explore potential acquisitions for low cost platforms in engineering and manufacturing capacity in Russia.
Research and Development
The Company’s research and development is orientated to the clients’ requirements and is done by a team of specialized engineers in various disciplines, supported by testing and analysis facilities with wide-ranging capabilities and organized by application of efficient project-management. The Company focuses on equipment and processes for the manufacture of cement and the beneficiation of coal, iron ore, precious and semi-precious materials. The research and development activities of the Company aim to achieve energy reduction, technical and economical optimization of machines and plants for crushing, grinding and beneficiation, considering the demands set for environmental protection and sustainability.
The Company operates four pilot plants in Europe, Asia and Australia for demonstration and testing purposes. On occasion, these plants are leased to industry groups for independent testing programs. Recent research activities already acknowledged in the public domain include a new clinker cooler, a compact mill and waste fuel reactors. Other current proprietary research activities are addressing grinding surface materials and designs, expert systems, and burners. In total, as of the date of the Company’s last annual report filed for the year ending 2006, the KHD Industrial Group held more than 305 patents and 159 trademarks.
The research and development program focuses on technological options to reduce carbon dioxide (CO2) emission from industrial production processes. These accrue mainly as exhaust gas contained gaseous carbon dioxide (CO2) and as attributable carbon dioxide (CO2) contribution from the consumption of electrical energy.
The target industrial sectors are cement production and mineral processing, however, the technologies to be developed may also be applied in other high energy consuming production processes.
The approach to reduce gaseous carbon dioxide (CO2) emissions from industrial combustion processes focuses on new means to utilize waste and specifically biomass-derived fuels. New processes to capture gaseous carbon dioxide (CO2) from flue gases are to be investigated and eventually developed.
The approach to reduce the consumption of electrical energy focuses on the application of high-pressure comminution technologies to substitute relatively inefficient conventional crushing and grinding processes presently used in the cement and minerals industry.
Additionally, the new technologies should be controlled by efficiency-boosting automation concepts, which will also be developed under the research and development program.
A total budget of approximately US$9.5 million will be allocated to the program on a time frame of approximately two to three years. The first phase of the program deals with the identification of the most promising approaches to materialize the best techno-commercial solutions. In later phases these favourites shall be developed into prototypes to undergo mandatory testing.
The work will be executed by international research and development capacities, mostly in Great Britain and Canada. The Company will provide management and content related guidance. .

Order Intake and Backlog
For easy comparison on the trend without the foreign exchange effect, € amounts in this section have been translated into US$ at 1.3196 being the exchange rate at December 31, 2006.
Order intake for the year 2006 was US$676.8 million compared to US$439.4 million for the fiscal year 2005. Order backlog at the end of fiscal year 2005 stood at US$355.0 million and increased to US$603.1 million at the end of fiscal year 2006.
Through the end of 2006, as compared to the same point in time in 2005, order intake in Asia increased from $148.3 million to $204.0 million, in the Americas from $68.1 million to $156.1 million and in the Middle East it decreased from $121.8 million to $55.2 million. The geographic breakdown of order intake for the year ended December 31, 2006 consists of 30% from Asia, 23% from North America, 8% from the Middle East and the balance primarily from Russia and Eastern Europe.
Order intake is defined as the total of all orders which are received during the respective period, while order backlog is defined as the amount of orders received but not yet fulfilled.
Industry Description
There was an increase in demand for new cement capacity as cement consumption is increasing primarily due to infrastructure expansion. The global market for new cement production capacity is cyclical and has experienced a high level of activity in the past two or three years. There were larger investments being made in Asia, the Americas and the Middle East, particularly in China and India.
Competition
There are major competitors in the industrial plant engineering and equipment supply business. Those competitors include: FLSmidth & Co. A/S, Polysius AG, Sinoma International Engineering Company Ltd., Claudius Peters Group GmbH, Loesche GmbH and Grüber Pfeiffer AG. All of these companies are international companies with significant resources, capital and access to information.
The Company’s competitors in the cement industry can be segmented into two different types of companies: (i) complete line competitors which are companies providing either a similar, or even broader range of equipment services to the cement industry; and (ii) part line competitors which are companies focusing on a smaller range of equipment and technologies.
The market for cement equipment is dominated by three globally active, complete line suppliers. These are the FLSmidth & Co. A/ S, Polysius AG and Sinoma International Engineering Company Ltd.
In the cement business, the Company principally competes with three part-line suppliers: Claudius Peters Group GmbH, which focuses on clinker cooling, and Loesche GmbH and Gebrüder Pfeiffer AG, which focuses on raw and finished materials grinding.
The Company conducted its business in 2006 in a global environment that was highly competitive and unpredictable. For more information, see the description of risk factors in the Management Information Circular to which this schedule is attached.
Sales and Distribution Channels
While the Company’s provides services throughout the world through its subsidiaries its representative offices, sales and marketing efforts are developed and coordinated from its sales and marketing agency in Hong Kong. In general, decisions by clients to increase production capacities, either through the addition of new lines or through the expansion of existing facilities, are the result of an extensive formal planning process. Consequently, any opportunity is well known and anticipated by the Company and its competitors. However, opportunities in the after-sales markets are identified by diligent and constant interaction with operating plant mangers.
The Company’s sales and after-sales staff currently numbers more than 50 professionals, and is organized by regions of the world. Each region has a senior key account manager who is supported by local sales staff in the subsidiaries and representative offices. The sales efforts are technical in nature, and consequently the staff consists of senior experienced engineers.
Proper preparation of a proposal is a major effort, and in the case of a new plant, can represent an investment of between €100,000 and € 200,000. The customer usually starts by providing a sample of the raw material to be processed, as well as specifications for production capacity, energy requirements, emission limits, product quality, etc. The Company must analyze the sample, complete preliminary engineering to a sufficient extent so that the major components can be sized, prepare arrangement plans, and in the case of expansions, develop connection details, shutdown requirements, etc. Consequently, the decision to bid is strategic and must be made considering other opportunities available at the time, commitment load by geographic region, country risk, history with the customer (e.g. have they purchased the Company’s or the Company’s competitor’s lines in the past), bonding capacities, financing availability, etc. This strategic decision is made by an executive committee. Once the decision is taken and before the bid is offered to the customer, the key account manager must present it to an executive committee for authorization.
Patents and Licenses
The KHD Industrial Group supplies technology, equipment and engineering/design services for cement, coal and minerals processing. On an international basis, the KHD Industrial Group offers clients engineering services, machinery, plant and processes as well as process automation, installation, commissioning, staff training and after-sales services. In the course of this business, the KHD Industrial Group develops intellectual property which is protected through international patent registering processes. The KHD Industrial Group licenses the intellectual property and other rights to use certain parts of its technology to its subsidiaries, suppliers and clients.
In total, as of the date of the Company’s last annual report filed for the year ending 2006, the KHD Industrial Group held 305 patents and 159 trademarks.
Description of Our Royalty Interest and Financial Services and Merchant Banking Business
The Company held an indirect royalty interest through its ownership of preferred shares in Cade Struktur Corporation. On October 27, 2006, Cade Struktur completed the transactions contemplated by a Purchase and Sale Agreement entered into with 0764509 B.C. and another party. Cade Struktur sold to 0764509 B.C. all of its beneficial interest in connection with the Wabush iron ore mine, including certain mining leases, the royalty interest payable by the Wabush Iron Ore Co. Limited, the equity interest in Knoll Lake Minerals Ltd. and certain amounts that may become payable in connection with a lawsuit brought for underpayment of royalties in connection with past and future shipments from the Wabush iron ore mine for an aggregate purchase price of $59.8 million. 0764509 B.C. paid the purchase price by allotting and issuing 2,023,566 common shares, 59,800 cumulative, retractable non-voting Series A preferred shares and one cumulative, retractable non-voting Series B preferred share. On September 11, 2006, the Company entered into an arrangement agreement with Cade Struktur pursuant to which, effective October 23, 2006, it acquired all of the issued and outstanding common shares of Cade Struktur through the amalgamation of Cade Struktur and 39858 Yukon Inc. As a result, Cade Struktur became a wholly owned subsidiary. The Company consolidated 0764509 B.C. as 0764509 B.C. is a variable interest entity and Cade Struktur is its primary beneficiary.
Effective December 28, 2006, the Company amalgamated with 39858 Yukon with the Company as the continuing corporation. As a result, the Company continues to indirectly participate in a royalty interest in the Wabush iron ore mine. See further discussion of its interests in the Wabush iron ore mine below.

Discontinued Operations – Financial Services and Merchant Banking Business
Until November 2006, MFC, a licensed full-service Swiss bank and former wholly-owned subsidiary of the Company, offered banking, finance and advisory services. The banking operations of the Company were subject to various Swiss regulatory requirements, including capital requirements administered by the Swiss Federal Banking Commission.
In November 2006, the Company completed the disposition of its equity interest in MFC to a wholly-owned subsidiary of Mass Financial. The consideration was determined by reference to the carrying value of its investment in MFC as of September 30, 2006 of $77.9 million and comprised cash of $38.8 million, a short-term promissory note of $8.0 million due November 2007 bearing interest at 5% per annum and 790,000 of the KHD Common Shares valued at initial share value of $31.1 million. The wholly-owned subsidiary of Mass Financial has exercised its put option to sell 9.9% common shares in MFC to the Company for $7.7 million (subject to an adjustment) on the payment date. MFC is a Switzerland-based bank and its business is subject to the supervision of the banking commission in Switzerland.
Mass Financial has agreed to provide management services in connection with the review, supervision and monitoring of the Company’s royalty interest in the Wabush iron ore mine in consideration of 8% of the net royalty income.
Consequently, the Company currently operates as an industrial plant engineering and equipment supply business and have a royalty interest in the Wabush iron ore mine. During the year, the Company consolidated its procurement, sales and marketing and administrative functions to its head office located in Hong Kong SAR, China.
Future Renegotiations or Terminations
Other than as otherwise disclosed in this Schedule or the Management Information Circular to which it is attached, the Company is not currently aware of any renegotiation or termination of contracts or sub-contracts likely to occur in the next 12 months which would materially affect the Company’s operations.
Bankruptcies and Receiverships
Neither the Company nor any of its subsidiaries has been subject to any bankruptcy, receivership or similar proceedings (whether voluntary or involuntary) during any of the last three years preceding the Company’s fiscal year end on December 31, 2006.
PROPERTY, PLANT AND EQUIPMENT
Office Space
The Company leases office space at Suite 702, 7th Floor, Ruttonjee House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China.
The principal business of the Company is the design and engineering of equipment for cement, coal and minerals plants around the world. The fabrication of this equipment generally takes place in the area where the project is resident, in order to generate domestic employment activity and minimize costs. The Company leases space for a equipment repair facility in Cologne, Germany where it also fabricates certain specialized equipment.
The Company believes that its existing facilities are adequate for its needs through the end of the year ending December 31, 2007. Should the Company require additional space at that time, or prior thereto, it believes that such space can be secured on commercially reasonable terms.

Royalty Interest – Wabush Iron Ore Mine
The Company participates in a royalty interest which will expire in 2055. The royalty interest consists of a mining sub-lease of the lands upon which the Wabush Iron Ore Mine is situated that commenced in 1956 and expires in 2055. The lessor is Knoll Lake Minerals Ltd., which holds a mining lease from the Province of Newfoundland, Canada. The lease required the payment of royalties to Knoll Lake Minerals of $0.22 per ton on shipments of iron ore from the Wabush iron ore mine. Iron ore is shipped from the Wabush iron ore mine to Pointe Noire, Quebec, Canada, where it is pelletized. In 2006, 2005 and 2004, 4.1 million, 4.9 million and 4.0 million tons of iron ore, respectively, were shipped from the Wabush Iron Ore Mine.
The Wabush Iron Ore Mine is operated by an unincorporated joint venture consisting of Wabush Iron Co. Limited, Dofasco Inc., Stelco Inc. and Cliffs Mining Company Inc., which pays royalties to the holder of the royalty interest based upon the amount of iron ore shipped from the Wabush Iron Ore Mine. Pursuant to the terms of the mining sub-lease, this royalty payment by the joint venture is not to be less than $3.25 million per annum until the expiry of the mining sub-lease in 2055. In 1987, the royalty rate specified in the base price was amended to require a base royalty rate of $1.685 per ton with escalations as defined by agreement. Iron ore is typically sold either as a concentrate, whereby the iron ore is in granular form, or as a pellet, whereby iron ore concentrate has been mixed with a binding agent, formed into a pellet and then fired in a furnace. Iron ore pellets can be charged directly into blast furnaces without further processing and are primarily used to produce pig iron which is subsequently transformed into steel. As such, the demand and, consequently, the pricing of iron ore is dependent upon the raw material requirements of integrated steel producers. Demand for blast furnace steel is in turn cyclical in nature and is influenced by, among other things, the level of general economic activity.
Although no assurance as to the future production levels can be provided, since the operator of the Wabush Iron Ore Mine is owned by the joint venture of steel producers, traders, production from the mine has been generally maintained at relatively consistent levels.
In December, 2005, the Company commenced a lawsuit against Wabush Iron Co. Limited, Dofasco Inc., Stelco Inc. and Cliffs Mining Company Inc. claiming that such parties have breached their contractual and fiduciary duties by inaccurately reporting and substantially underpaying the royalties properly due under the lease. The Company is also claiming reimbursement for the substantial costs that it has incurred in connection with its investigation into such matters. The parties are proceeding to arbitration in connection with the outstanding issues in connection with the substantial underpayment of royalties. The arbitration panel has been selected and the pleadings are closed. The parties are now in the process of document production. It is anticipated that examination for discoveries will proceed in the summer of 2007 and that the arbitration will be ready to be heard by the arbitration panel prior to the end of 2007.
The Company held an indirect royalty interest in the Wabush iron ore mine through its ownership of preferred shares in Cade Struktur Corporation. On October 27, 2006, Cade Struktur completed the transactions contemplated by a Purchase and Sale Agreement entered into with 0764509 B.C. and another party. Cade Struktur sold to 0764509 B.C. all of its beneficial interest in connection with the Wabush iron ore mine, including certain mining leases, the royalty interest payable by the Wabush Iron Ore Co. Limited, the equity interest in Knoll Lake Minerals Ltd. and certain amounts that may become payable in connection with the lawsuit brought for underpayment of royalties in connection with past and future shipments from the Wabush Mine for an aggregate purchase price of $59.8 million. 0764509 B.C. paid the purchase price by allotting and issuing 2,023,566 common shares, 59,800 cumulative, retractable non-voting Series A preferred shares and one cumulative, retractable non-voting Series B preferred share. The series A preferred shares carry an annual floating rate dividend initially set at 18%, subject to adjustment, and are retractable by the holder at the initial issue price of $1,000 per share. The series B preferred shares carry an annual dividend of 6% and are retractable by the holder at the then current redemption price, which is initially set at one dollar and will be increased by the amount of any reward that becomes payable in connection with the legal proceedings discussed above. In addition, 0764509 B.C. granted to Cade Struktur a licence to market and sell certain blood pressure intellectual property for China, India, Russia, and Korea. On September 11, 2006, the Company entered into an arrangement agreement with Cade Struktur pursuant to which, effective October 23, 2006, it acquired all of the issued and outstanding common shares of Cade Struktur through the amalgamation of Cade Struktur and 39858 Yukon Inc. As a result, Cade Struktur became a wholly owned subsidiary and each shareholder of Cade Struktur was entitled to exchange their common shares of Cade Struktur for KHD Common Shares on the basis of 0.0029163 common shares of the Company for each common share of Cade Struktur. No fractional shares were or will be issued and cash is paid in lieu of any fractional shares. Any shareholder of Cade Struktur entitled to receive in the aggregate less than one common share was entitled to receive one whole common share of the Company. Prior to October 23, 2006, the Company transferred all of the common shares and series B preferred shares of Cade Struktur held by it to 39858 Yukon in exchange for common shares of 39858 Yukon and, upon completion of the arrangement, all such shares held by 39858 Yukon were cancelled without any repayment of capital in respect thereof.
Effective December 28, 2006, the Company amalgamated with 39858 Yukon with the Company as the continuing corporation. As a result, the Company continues to indirectly participate in a royalty interest in the Wabush iron ore mine.
Real estate held for sale
After completion of the Arrangement and after obtaining the Tax Ruling, unless the Board elects to waive such requirement, SWA will either acquire the Section 3.1(b) Assets or the Section 3.1(c) Assets, as determined by the Board, in their sole discretion. In either case, the Company will have divested of the ZD Real Estate and the shares of RVI currently held indirectly by the Company through KHD Deutschland.
If SWA acquires the Section 3.1(b) Assets under the Plan of Arrangement, the Company will also be divesting of the AIP Real Estate. However, if SWA acquires the Section 3.1(c) Assets under the Plan of Arrangement, the Company will instead be divesting of its shares of AIP currently held by the Company indirectly through KHD GmbH and its partnership interests in Pang Hau (including the option to acquire additional partnership interests).
SELECTED CONSOLIDATED FINANCIAL INFORMATION AND MANAGEMENT’S DISCUSSION AND ANALYSIS
The following tables set out selected financial and operating information for the Company for the periods indicated. The selected financial and operating information should be read in conjunction with the Company’s annual report on Form 20-F filed on April 2, 2007 for the year ended December 31, 2006 and audited consolidated annual financial statements for the financial year ended December 31, 2006, together with the auditors’ reports thereon and management’s discussion and analysis of financial condition and results of operations for the same period filed on April 2, 2007, which documents have been incorporated into and form an integral part of this Management Information Circular.
Annual Financial Information
Selected Annual Financial Data
(Stated in Canadian dollars – Calculated in accordance with Canadian GAAP)
(in thousands, except per share amounts)

	Year Ended December 31
	2006	2005	2004
Revenues	$458,544	$384,050	$187,438
Operating income	42,937	31,158	15,133
Income from continuing operations	37,093	27,759	12,775
Income (loss) from discontinued operations, net of tax	(1,620)	6,438	24,176
Income from continuing operations per share
Basic	2.46	2.04	0.94
Diluted	2.44	2.03	0.94	(1)

	Year Ended December 31
	2006	2005	2004
Income (loss) from discontinued operations per share
Basic	(0.11)	0.47	1.79
Diluted	(0.11)	0.47	1.79	(1)
Net income	35,473	34,197	36,951
Net income per share
Basic	2.35	2.51	2.73
Diluted	2.33	2.50	2.73	(1)
Total assets	748,032	609,831	603,699
Net assets	344,644	305,872	298,731
Long-term debt, less current portion	16,048	5,968	8,019
Shareholders’ equity	318,464	284,783	269,421
Capital stock, net of treasury stock	63,988	72,847	71,512
Weighted average common stock outstanding, diluted (in thousands of shares)	15,208	13,755	13,520
Quarterly Financial Information
Selected Quarterly Financial Data (Unaudited)
(Stated in US dollars – Calculated in accordance with Canadian GAAP)
(in thousands, except per share amounts)
The following table provides selected financial information for the Company for the most recent eight quarters.

	March	Dec	Sept.	June	March	Dec.	Sept.	June
	31/07	31/06	30/06	30/06	31/06	31/05	30/05	30/05
Revenues	$109,585	$164,743	$96,770	$80,868	$61,943	$104,991	$91,674	$69,741
Gross profit	22,232	26,744	14,946	12,411	8,976	16,007	4,866	14,082
Income from continuing operations	11,168	12,569	10,204	7,967	1,967	10,440	4,483	4,263
Income from continuing operations, per share
Basic	0.76	0.83	0.67	0.52	0.13	0.77	0.33	0.31
Diluted	0.75	0.82	0.66	0.52	0.13	0.76	0.33	0.31
Net income	11,168	11,009	10,223	7,222	2,825	4,962	5,077	13,310
Net income per share
Basic	0.76	0.73	0.67	0.47	0.19	0.36	0.37	0.98
Diluted	0.75	0.72	0.66	0.47	0.19	0.36	0.37	0.97
Note: Effective January 1, 2007, the Company changed its reporting currency from Canadian dollars to United States dollars. The financial statements for all periods presented are translated into the reporting currency using the current rate method. Under this method, the income statement and the cash flow statement items for each period are translated into the reporting currency using the rates in effect at the date of the transactions, and assets and liabilities are translated using the exchange rate at the end of that period. All resulting exchange differences, which do not affect the Company’s earnings, are reported in the accumulated other comprehensive income as a separate component of shareholders’ equity. In the case of a change in reporting currency, this method of translation results in the financial statements of prior periods presented for comparison being translated as if the reporting currency used in the current period had been used for at least all periods shown.
Dividends
The actual timing, payment and amount of dividends paid on the KHD Common Shares is determined by the Board, based upon things such as its cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and such other business considerations as it considers relevant.
Management’s Discussion and Analysis
Copies of the Company’s Management’s Discussion and Analysis with respect to the Company’s financial statements for the fiscal year ended December 31, 2006 and the interim period ended March 31, 2007 are attached as Schedule G to the Management Information Circular.
DESCRIPTION OF SHARE CAPITAL PRIOR TO AND AFTER COMPLETION OF THE ARRANGEMENT
The Company’s authorized capital currently consists of an unlimited number of KHD Common Shares and an unlimited number of class A preferred shares without par value.
Common Shares
As of June 22, 2007, there were 14,823,210 KHD Common Shares issued and outstanding.2
Holders of the KHD Common Shares may receive dividends when, as and if declared by the Board, subject to the preferential dividend rights of any other classes or series of preferred shares issued and outstanding. In no event may a dividend be declared or paid on the KHD Common Shares if payment of the dividend would cause the realizable value of the assets of the Company to be less than the aggregate of its liabilities.
Holders of the KHD Common Shares are entitled to one vote per share, and in general, all matters will be determined by a majority of votes cast other than fundamental changes to the Company.
In the event of any liquidation, dissolution or winding up of the Company, holders of KHD Common Shares have the right to a ratable portion of the assets remaining after payment of liabilities and liquidated preferences of any preferred shares or other securities that may then be outstanding.
The KHD Common Shares are not redeemable or convertible.
All outstanding KHD Common Shares are fully paid and non-assessable.
There are currently no constraints relating to Canadian ownership levels imposed on the ownership of KHD Common Shares. There have been no material changes on the share and loan capital of the Company, on a consolidated basis, since March 31, 2007, the date of the Company’s last quarterly financial statements.
Preferred Shares
As of June 22, 2007, there were 7,154,799 class A, series 1 preferred shares issued and outstanding. The outstanding amount owing on such preferred shares will be eliminated in the Company’s consolidated financial statements, as such preferred shares were issued in consideration of a receivable of the Company owed to one of its wholly-owned subsidiaries. The Board is authorized to approve the issuance of one or more series of class A, series

[2]	Does not include 320,574 KHD Common Shares to be issued in connection with the Sasamat arrangement.

1 preferred shares without further authorization of the shareholders of the Company and to fix the number of shares, the designations, rights, privileges, restrictions and conditions of any such series, including the following:
(a)	determine the maximum number of shares of that series that the Company is authorized to issue, determine that there is no such maximum number, or alter any such determination;

(b)	create an identifying name for the shares of that series, or alter any such identifying name; and

(c)	attach special rights or restrictions to the shares of that series, or alter any such special rights or restrictions.
Except as may be set out in the rights and restrictions of any series of the class A, series 1 preferred shares as determined by the Board, holders of the class A, series 1 preferred shares are not entitled to receive notice of, or to attend or vote at, any general meeting of shareholders of the Company.
The holders of the class A, series 1 preferred shares are entitled, upon the liquidation or dissolution of the Company, whether voluntary or involuntary, or on any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, to receive, before any distribution is made to the holders of common shares or any other shares of the Company ranking junior to the class A, series 1 preferred shares with respect to the repayment of capital, the amount paid up with respect to each class A, series 1 preferred share held by them, together with the fixed premium (if any) thereon, which for such purpose shall be calculated as if such dividends were accruing on a day-to-day basis up to the date of distribution, whether or not earned or declared, and all declared and unpaid non-cumulative dividends thereon. After payment to the holders of the class A, series 1 preferred shares of the amounts so payable to them, such holders are not entitled to share in any further distribution of the property or assets of the Company, except as specifically provided in the special rights and restrictions attached to any particular series.
OPTIONS TO PURCHASE KHD COMMON SHARES
The following table sets forth, as of June 1, 2007, certain information as to options to purchase KHD Common Shares that are held by the persons indicated below:

Holders of Options to Purchase		Securities Under Options Held
KHD Common Shares		(#)
A.	All current executive officers and past executive officers of the Company	230,000

B.	All current directors and past directors of the Company (who are not also current executive officers or past executive officers)	Nil

C.	All current executive officers and past executive officers of the subsidiaries of the Company (other than those persons included in A or B above)	305,556

D.	All current directors and past directors of the subsidiaries of the Company (other than those persons included in A through C above)	Nil

E.	All other employees and past employees of the Company	198,333

F.	All other employees and past employees of the subsidiaries of the Company	Nil

G.	All consultants of the Company	250,000

H.	All persons not included in A through G above	Nil

As of June 1, 2007 (i) 4 current executive officers of the Company collectively held, in the aggregate, options to purchase 230,000 KHD Common Shares and none of the Company’s past executive officers held options to purchase KHD Common Shares, (ii) 6 current executive officers of the subsidiaries of the Company collectively held, in the aggregate, options to purchase 300,001 KHD Common Shares and one of the past executive officers of the Company’s subsidiaries held 5,555 options to purchase KHD Common Shares and (iii) 10 current employees (excluding past and present executive officers) of the Company collectively held, in the aggregate, 198,333 options to purchase KHD Common Shares and no past employees held any KHD Options as of June 1, 2007.
Except for options to purchase up to 23,333 KHD Common Shares until December 14, 2016 granted to one employee at an exercise price of US$31.80, the options granted in 2006 listed under rows A, C and E in the above table have an exercise price of US$26.11 and expire as of May 17, 2016 and the options granted in 2007 listed under such rows have an exercise price of US$53.70 and expire as of May 17, 2017. The options listed under row G were granted as of April 11, 2007 with an exercise price of US$42.18 per KHD Common Share, exercisable for a period of ten years. The total combined market value based on closing market price for any “in the money” options, as of the date such options were granted, was US$836,096.77. As of June 1, 2007, these options had a total combined market value of US$21,775,270.07. For further descriptions of options to purchase KHD Common Shares granted under the Company’s Stock Option Plan, see “Statement of Executive Compensation” in the Management Information Circular to which this Schedule F is attached.
ESCROWED SECURITIES
As of June 22, 2007, no outstanding securities of the Company were being held in escrow.
PRINCIPAL SHAREHOLDERS
As at June 22, 2007, to the knowledge of the directors and officers of the Company, the only persons or corporation that would beneficially own, directly or indirectly, or exercise control or direction over, voting securities of the Company carrying more than ten per cent of the voting rights attaching to any class of voting securities of the Company upon the completion of the Arrangement would be as follows:

	Number of
	KHD Common Shares	Percentage of
Name	owned	Outstanding Shares
Peter Kellogg	3,141,550 (2)	21.19	%(1)

(1)	This assumes that Peter Kellogg will be holding 3,141,550 KHD Common Shares on the Effective Date and that 14,823,210 KHD Common Shares will be outstanding on the Effective Date.

(2)	In his public filings, Mr. Kellogg disclaims beneficial ownership of 2,821,550 of the shares, or approximately 19.03% of the Company’s issued and outstanding KHD Common Shares as of June 22, 2007.
DIRECTORS AND OFFICERS
The following table sets forth the name and principal occupation during the last five years for those persons who will be directors and officers of the Company following the completion of the Arrangement:

Voting
Securities
Owned or
Controlled
following the
			Director	Completion of
Name	Position to be Held	Principal Occupation	Since	Arrangement(*)
James Busche	President and Chief	Vice President and Managing	N/A	Nil
(Hong Kong)	Executive Officer	Director (Asia) of Group
	(appointed on	LaPerriére & Verrault Inc. until
	March 7, 2006)	March 7, 2006 when Mr. Busche
assumed current position with
the Company

Michael J. Smith	Chairman of the	Chairman, Chief Financial	1986	85,000 KHD Common Shares
(Hong Kong)	Board, Chief	Officer and Secretary of the		and stock options to
	Financial Officer,	Company since 2003, director		acquire up to 55,000 KHD
	Secretary and	since 1986 and President and		Common Shares
	Director	Chief Executive Officer between
1996 and 2006. President,
Secretary and director of Blue
Earth Refineries Inc. Chief
Executive Officer, President,
Chief Financial Officer and a
director of Cathay Merchant
Group, Inc. President and a
director of Mass Financial Corp.

Silke Brossmann(1)(2)(3) (Germany)	Director	Independent Management Consultant	2003	Nil

Dr. Shuming Zhao(1)(2)(3)	Director	Professor and Dean of the School	2004	Nil
(China)		of Business, Nanjing University;
Dean of School of Graduate
Studies, Macau University of
Science and Technology;
President of Jiangsu Provincial
Association of Human Resource
Management; Vice President of
Jiangsu Provincial Association
of Business Management and
Entrepreneurs

Dr. Kelvin K. Yao(1)(2)(3)	Director	Professor and Chief of the Eye	2004	Nil
(China)		Center and Institute of
Ophthalmology, Zhejiang
University

Indrajit Chatterjee(2)(3)	Director	Retired businessman formerly	2005	Nil
(India)		responsible for marketing with
the Transportation Systems
Division of General Electric for
India

(*)	This assumes that such director or officer will be holding the same number of KHD Common Shares on the Effective Date as such officer or director held on June 22, 2007.

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating and Corporate Governance Committee.
Upon completion of the Arrangement, the directors of the Company will continue to have the same three committees: the compensation committee, the audit committee and the nominating and corporate governance committee. The members of each such committee will be the same upon the completion of the Arrangement as are currently in place. See “Annual Business of the Meeting — Election of Directors” in the Management Information Circular.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES
Except as disclosed herein, no director, officer or 10% shareholder of the Company:
(a) is, as at the date of this Management Information Circular, or has been within 10 years before the date of this Management Information Circular, a director or officer of any issuer (including the Company) that, while that person was acting in that capacity:
(i) was the subject of a cease trade or similar order, or an order that denied the issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days;
(ii) was subject to an event that resulted, after the director or officer ceased to be a director or officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or
(iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;
(b) has been subject to any penalties or sanctions imposed by a court relating to Canadian permits legislation or by a Canadian securities regulatory authority (other than penalties imposed as a result of late filings of insider reports filed by John Musacchio, Hurinder Ahluwalai, Rick Cusik, A.K. Dembia, Stefan Feuerstein, Uwe Kikillus, Hermann Kroger, B.P. Misra, Rudolf Pich, Regis Werle, Roy Zanatta, Johann Georg Zimmermann, James Carter, Nowroz Jal Cama, Slobodan Andjic and Michael Smith) or has entered into a settlement agreement with a Canadian securities regulatory authority, or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely to be considered important to a reasonable investor making an investment decision; or
(c) has, within the 10 years before the date of this Management Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.
On June 11, 2003, the British Columbia Securities Commission issued a cease trade order with respect to the shares of Banff Resources Ltd., a company for which Michael Smith served as director at the time the cease trade order was issued.
On May 23, 1997, the British Columbia Securities Commission issued a cease trade order with respect to the shares of Sasamat which was revoked on November 14, 2002. Michael Smith has served as a director of Sasamat since 2001.
CONFLICTS OF INTEREST
Except as disclosed herein or in the Management Information Circular, there are no existing or potential material conflicts of interest between the Company or a subsidiary of the Company and a director or officer of the Company or a subsidiary of the Company. Reference is made to the information disclosed in the Management Information Circular to which this Schedule is attached under the heading “Interest of Informed Persons in Material Transactions.”
EXECUTIVE COMPENSATION
See the information disclosed in the Management Information Circular to which this Schedule is attached under the heading “Statement of Executive Compensation.”

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
See the information disclosed in the Management Information Circular to which this Schedule is attached under the heading “Indebtedness of Directors and Executive Officers.”
RISK FACTORS
See the information disclosed in the Management Information Circular to which this Schedule is attached under the heading “Risk Factors.”
PROMOTERS
The Company has not engaged any persons as promoters of the Company or its subsidiaries within the last 2 years preceding the date of this Management Information Circular.
LEGAL PROCEEDINGS
The Company is subject to routine litigation incidental to its business and is named from time to time as a defendant in various legal actions arising in connection with the Company’s activities, certain of which may include large claims for punitive damages.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
See the information disclosed in the Management Information Circular to which this Schedule is attached under the heading “Interest of Informed Persons in Material Transactions.”
AUDITORS, TRANSFER AGENT AND REGISTRAR
The auditors of the Company are Deloitte & Touche LLP, Chartered Accountants, located at 2800 – 1055 Dunsmuir Street, 4 Bentall Centre, P.O. Box 49279, Vancouver, British Columbia, Canada.
The Company’s former auditor, BDO Dunwoody LLP, Chartered Accountants, resigned as the Company’s auditor, effective October 16, 2006, at the request of the Company. The Company’s former auditor prior to BDO Dunwoody LLP, Peterson Sullivan PLLC, Certified Public Accountants, resigned as the Company’s auditor, effective December 23, 2005, at the request of the Company. The resignation of the former auditors and the appointment of Deloitte & Touche LLP as the Company’s auditor has been considered and approved by the Company’s audit committee and the Board. There were no reservations in the former auditors’ reports on the Company’s consolidated financial statements for the years ended December 31, 2005 and 2004.
The registrar and transfer agent of the Company is Mellon Investor Services, LLC, 480 Washington Boulevard, Jersey City, NJ 07310 (Phone no. (201) 680-5258; Fax no. (201) 680-4604).
MATERIAL CONTRACTS
The Company has not, within the two years preceding the date of this Management Information Circular, entered into any contracts outside of the ordinary course of business that can be reasonably regarded as material to the Company. For a list of material contracts entered into by the Company in the ordinary course of business within two years preceding the date of this Management Information Circular, please see the Company’s annual report on Form 20-F filed on April 2, 2007 for the year ended December 31, 2006, which is incorporated into this Management Information Circular by reference.
TAX CONSEQUENCES
Certain tax consequences relating to the Arrangement that may be material to some Shareholders are summarized in the Management Information Circular to which this Schedule is attached under the heading “Income Tax

Considerations.” This summary is however not exhaustive and Shareholders are cautioned not to rely on the disclosure provided thereby and should consult their own tax advisor regarding the income tax consequences of the Arrangement.
INTEREST OF EXPERTS
Except as otherwise disclosed herein, none of the experts hired by the Company have any material interest, direct or indirect, by way of beneficial ownership in the Company.
ADDITIONAL INFORMATION
The Company files annual and other reports, proxy statements and other information with certain Canadian securities regulatory authorities and with the SEC in the United States. The documents filed with the SEC are available to the public from the SEC’s website at http://www.sec.gov. The documents filed with the Canadian securities regulatory authorities are available at http://www.sedar.com. Shareholders of the Company may contact the Company by writing to the Company’s Secretary to request copies of the Company’s financial statements and MD&A. Financial Information is provided in the Company’s comparative financial statements and MD&A for the financial year ended December 31, 2006.

SCHEDULE G
THE COMPANY’S MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2007 AND THE YEAR ENDED DECEMBER 31, 2006
(AS FILED BY THE COMPANY ON MAY 15, 2007 AND APRIL 2, 2007, RESPECTIVELY)
[See attached documents]

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
Form 51-102F1
MANAGEMENT’S DISCUSSION AND ANALYSIS
(May 15, 2007)
The following discussion and analysis of our financial condition and results of operations for the three-month period ended March 31, 2007 and the two years ended December 31, 2006 and 2005 (as contained in our Annual Report on Form 20-F) should be read in conjunction with our annual and quarterly consolidated financial statements and related notes. Our financial statements were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). For a reconciliation of our audited consolidated financial statements to US GAAP, see Note 22 to our audited consolidated financial statements in our Annual Report on Form 20-F.
Effective January 1, 2007, we changed our reporting currency from Canadian dollars to United States dollars. The financial statements for all years (or periods) presented are translated into the reporting currency using the current rate method. Under this method, the income statement and the cash flow statement items for each year (or period) are translated into the reporting currency using the rates in effect at the date of the transactions, and assets and liabilities are translated using the exchange rate at the end of that year (or period). All resulting exchange differences, which do not affect our earnings, are reported in the accumulated other comprehensive income as a separate component of shareholders’ equity. In the case of a change in reporting currency, this method of translation results in the financial statements of prior years (or periods) presented for comparison being translated as if the reporting currency used in the current year (or period) had been used for at least all periods shown.
We believe that presenting the financial statements in United States dollars delivers more meaningful and relevant financial information to our shareholders as the majority of our shareholders (in terms of both number of shareholders and the numbers of shares they hold) are United States persons.
We are a foreign private issuer with a class of securities registered under Section 12(g) of the United States Securities Exchange Act of 1934, as amended. As a result, the following discussion and analysis of our financial condition and results of operations for the two years ended December 31, 2006 and 2005 has been extracted from our Annual Report on Form 20-F, as filed with the United States Securities and Exchange Commission on April 3, 2007.
Disclaimer for Forward Looking Information
Certain statements in this annual report are forward-looking statements, which reflect our management’s expectations regarding our future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits we will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions and speak only as of March 31, 2007. These assumptions, which include, management’s current expectations, estimates and assumptions about certain projects and the markets we operate in, the global economic environment, interest rates, exchange rates and our ability to attract and retain customers and to manage our assets and operating costs, may prove to be incorrect. A number of risks and uncertainties could cause our actual results to differ materially from those expressed or implied by the forward looking statements, including, but not limited to: (1) a downturn in general economic conditions in the Asia, Europe, the United States and internationally, (2) a decreased demand for our products, (3) a decrease in the demand for cement, minerals and related products, (4) the number of competitors with competitively priced products and services, (5) product development or other initiatives by our competitors, (6) shifts in industry capacity, (7) fluctuations in foreign exchange and interest rates, (8) fluctuations in availability and cost of raw materials or energy, (9) delays in the start of projects included in our forecasts, (10) delays in the implementation of projects included in our forecasts and disputes regarding the performance of our services, (11) the uncertainty of government regulation and politics in Asia and the Middle East and other markets, (12) potential negative financial impact from regulatory investigations, claims, lawsuits and other legal proceedings and challenges, and (13) other factors beyond our control.
There is a significant risk that our forecasts and other forward looking statements will not prove to be accurate. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Additional information about these and other assumptions, risks and uncertainties are set out in the section entitled “Risk Factors and Uncertainties” below.
Nature of Business
During the quarter ended March 31, 2007, we primarily operated one business segment consisting of an industrial plant engineering and equipment supply business. As a result of a corporate reorganization of our company during December 2005, we reorganized our financial services and merchant banking business in a series of internal corporate restructuring transactions. Following the reorganization, Mass Financial Corp., a former wholly-owned subsidiary of our company, held all of our company’s financial services and merchant banking business except for MFC Merchant Bank and our royalty interest in an iron ore mine. On January 31, 2006, we distributed all of the issued and outstanding shares of common stock of Mass Financial, representing our financial services and merchant banking business, to our shareholders. Following the distribution, Mass Financial has operated as a separate company. In November 2006, we disposed of our interest in MFC Merchant Bank to Mass Financial.
Consequently, we currently operate as an industrial plant engineering and equipment supply business and have a royalty interest in the Wabush iron ore mine.
Description of Our Industrial Plant Engineering and Equipment Supply Business
Our industrial plant engineering and equipment supply business focuses on services for the cement, coal and mineral processing industries. Founded in 1856, we are a leader in supplying technologies, engineering and equipment for cement, coal and mineral processing. We supply complete and partial plant systems as well as machinery and equipment worldwide for the manufacture of cement and the processing of coal and minerals, whether for new plants, redevelopments of existing plants or capacity increases for existing plants. Headquartered in Hong Kong SAR, China, we have in excess of 1,000 employees world-wide, and have operations in India, China, Russia, Germany, the Middle East, Australia, South Africa and the United States.
The scope of our activities ranges from the examination and analysis of deposits, scale-up tests in our own test center, technical and economic consulting, engineering for plants that produce clinker, cement, clean coal, and minerals such as copper and other precious metals and systems, plant and equipment for complete plants and plant sections including modernization and capacity increase measures, as well as automation and process control equipment, project planning, feasibility studies, raw material testing, research and development, financing, erection and commissioning, personnel training and pre and post sales service.
Reclassification as a Result of Discontinued Operations
For reporting purposes, the results of operations of Mass Financial and MFC Merchant Bank have been presented as discontinued operations. Accordingly, prior period consolidated financial statements, including business segment information as disclosed in Note 19 to our audited consolidated financial statements for the year ended December 31, 2006, have been reclassified to reflect this change. Please refer to Note 3 to our audited consolidated financial statements for the year ended December 31, 2006 included in our Annual Report on Form 20-F.

Results of Operations
Summary of Quarterly Results
The following tables provide selected financial information for the most recent eight quarters.

	March 31,	December 31,	September	June 30,
	2007	2006	30, 2006(1)	2006(1)
	(United States dollars in thousands, except per share amounts)
Revenues	$109,585	$164,743	$96,770	$80,868
Gross profit	22,232	26,744	14,946	12,411
Income from continuing operations	11,168	12,569	10,204	7,967
Income from continuing operations, per share
Basic	0.76	0.83	0.67	0.52
Diluted	0.75	0.82	0.66	0.52
Net income	11,168	11,009	10,223	7,222
Net income per share
Basic	0.76	0.73	0.67	0.47
Diluted	0.75	0.72	0.66	0.47

(1)	The disposition of our company’s financial services segment in 2006 resulted in discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change. Please refer to Note 3 to our audited consolidated financial statements for the year ended December 31, 2006 included in our Annual Report on Form 20-F.

	March 31,	December 31,	September 30,	June 30,
	2006(1)	2005(1)	2005(1)	2005(1)
	(United States dollars in thousands, except per share amounts)
Revenues	$61,943	$104,991	$91,674	$69,741
Gross profit	8,976	16,007	4,866	14,082
Income from continuing operations	1,967	10,440	4,483	4,263
Income from continuing operations, per share
Basic	0.13	0.77	0.33	0.31
Diluted	0.13	0.76	0.33	0.31
Net income	2,825	4,962	5,077	13,310
Net income per share
Basic	0.19	0.36	0.37	0.98
Diluted	0.19	0.36	0.37	0.97

(1)	The disposition of our company’s financial services segment in 2006 resulted in discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change. Please refer to Note 3 to our audited consolidated financial statements for the year ended December 31, 2006 included in our Annual Report on Form 20-F.
Three-Month Period Ended March 31, 2007 Compared to Three-Month Period Ended March 31, 2006
The disposition of our company’s financial services segment in 2006 resulted in discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change. Please refer to Note 3 to our audited consolidated financial statements for the year ended December 31, 2006 included in our Annual Report on Form 20-F.
Based upon the period average exchange rates for the three-month period ended March 31, 2007, the United States dollar decreased by approximately 8.2% in value against the Euro, compared to the same period in 2006. As at March 31, 2007, the United States dollar decreased by approximately 1.3% against the Euro.

In the three-month period ended March 31, 2007, total revenues from our industrial plant engineering and equipment supply business increased by 76.9% to $109.6 million from $61.9 million in 2006, primarily as a result of increases in business activities. This level of activity is the result of increasing demands for cement plants in emerging markets including India, Russia, the Middle East, Africa and Eastern Europe driven by GDP growth rates and infrastructure investments. Furthermore, the demand for new cement plants in North America is being driven by infrastructure investments, particularly in the southwest and west. Finally, there is also an increase in growth in demand for modifications and upgrades to existing facilities to incorporate more fuel efficient technologies as a consequence of rising petroleum costs and more stringent enforcement of environmental controls on carbon dioxide emissions. The increase in revenues is associated with an increase in order intake during 2006 to $643.9 million over $414.7 million in the full year of 2005. The majority of this order intake is in the cement business and originates from the emerging markets previously noted, particularly India, Russia, Eastern Europe, the Middle East and North America. Backlog at the close of 2006 also increased over 2005 to $603.1 million from $318.5 million. Backlog at March 31, 2007 was $658.9 million.
In the three-month period ended March 31, 2007, cost of revenues for our industrial plant engineering and equipment supply business increased to $87.4 million from $53.0 million in 2006. Our profit margin increased to 20.3% in the three-month period ended March 31, 2007 from 14.5% for the same period in 2006. The increases in expenses reflect the increase in our revenues. The increase in profit margin is associated with the completion of certain higher profit margin projects and a decrease in the purchased equipment component of the revenues and an increase, on a percentage basis, of the proprietary technology component of our revenues which carry higher margins. The higher profit margin in the current quarter is not indicative of the profit margin in the average of the year 2007 or in future periods.
We also earned other operating income of $2.7 million (comprising $1.6 million from resource property and $1.1 million from real estate properties) in the three-month period ended March 31, 2007, as compared to $2.1 million for the same period in 2006 (comprising $1.1 million from resource property and $1.0 million from real estate properties). In the three-month period ended March 31, 2007, income from resource property increased to $1.6 million from $1.1 million for the same period in 2006 primarily due to a higher iron price.
General and administrative expenses, excluding stock based compensation, increased to $9.6 million for the three-month period ended March 31, 2007 from $7.3 million for the same period in 2006, an increase of 30.7%. The increase is primarily linked to an increase in our business activities. In the three-month period ended March 31, 2007, stock based compensation expense increased to $0.4 million from $nil for the same period in 2006, primarily as a result of the stock options that were granted in May and December 2006.
In the three-month period ended March 31, 2007, net interest income increased to $2.1 million (interest income of $3.0 million less interest expense of $0.9 million) as compared to net interest expense of $0.2 million (interest income of $0.7 million less interest expense of $0.9 million) for the same period in 2006. The increase in interest income was a result of a higher cash position resulting from our profitable operations and our investment in the preferred shares (which are accounted for as a financial liability) of Mass Financial.
Other income increased to $1.5 million for the three-month period ended March 31, 2007 from $0.6 million for the same period in 2006. Other income for the three-month period ended March 31, 2007 included a net loss of $0.1 million on short-term securities, compared to a net gain of $0.3 million for the same period in 2006. Other income also included currency transaction gains of $0.5 million and $0.2 million and gains on foreign currency derivatives of $0.3 million and $nil for the three-month periods ended March 31, 2007 and 2006, respectively.
Minority interests increased for the three-month period ended March 31, 2007 to $2.1 million from $0.6 million for the same period in 2006, as a result of a higher income generated in our non-wholly owned subsidiaries.
In the three-month period ended March 31, 2007, our income from continuing operations was $11.2 million, or $0.76 per share on a basic basis and $0.75 per share on a diluted basis. In the three-month period ended March 31, 2006, our income from continuing operations was $2.0 million, or $0.13 per share on a basic and diluted basis and from discontinued operations was $0.9 million, or $0.06 per share on a basic and diluted basis. For discontinued operations, there was one-month’s results of operations of Mass Financial in the three month period ended March 31, 2006.

Liquidity and Capital Resources
The following table is a summary of selected financial information concerning our company for the periods indicated. The disposition of our company’s financial services segment in 2006 resulted in discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change. Please refer to Note 3 to our audited consolidated financial statements for the year ended December 31, 2006 included in our Annual Report on Form 20-F.

	March 31,		December 31,
	2007	2006	2006	2005
	(United States Dollars		(United States Dollars
	in thousands)		in thousands)
Cash and cash equivalents	$195,218	$212,360	$204,678	$94,667
Securities	47,313	16,188	4,111	2,143
Total assets	650,957	541,363	641,920	523,053
Long-term debt, less current portion	13,931	20,445	13,772	5,119
Shareholders’ equity	277,665	256,699	273,288	244,257
We maintain a high level of liquidity, with a substantial amount of our assets held in cash and cash equivalents, and securities. The highly liquid nature of these assets provides us with flexibility in managing our business and financing.
As at March 31, 2007, our total assets increased to $651.0 million from $641.9 million as at December 31, 2006, primarily as a result of profitable operations in the first quarter of 2007. At March 31, 2007, our cash and cash equivalents were $195.2 million, compared to $204.7 million at December 31, 2006. As at March 31, 2007, we had short-term securities of $47.3 million, compared to $4.1 million as at December 31, 2006. As at March 31, 2007, our cash and cash equivalents included highly liquid money market funds and European government treasury bills aggregating $105.9 million and our short-term securities included highly liquid investment funds of $29.6 million. As at March 31, 2007, our long-term debt, less current portion, was $13.9 million, compared to $13.8 million as at December 31, 2006.
We have credit facilities of up to a maximum of $303.3 million with banks which issue performance bonds. The credit facilities relate to our industrial plant engineering and equipment supply business contracts. As of March 31, 2007, $126.6 million (December 31, 2006: $114.7 million) of the available credit facilities had been committed and there are no claims outstanding against the credit facilities. As at March 31, 2007, cash of $17.2 million has been collateralized against these credit facilities and the banks charge 0.7% to 0.8% for issuing performance bonds. We are required to meet certain covenants as stipulated in the credit facilities.
As at December 31, 2006, we had debt maturities of $4.6 million in 2007 and $1.2 million in 2008. We expect such maturing debt to be satisfied primarily from the industrial plant engineering and equipment supply business, cash on hand and cash flow from operations. Much of the maturing debt may either subsequently be made re-available to us by the applicable financial institution or we may replace such facilities with similar facilities depending upon our trading and capital requirements. For more information, see Notes 12 and 13 to our audited consolidated financial statements for the year ended December 31, 2006 included in our Annual Report on Form 20-F.
Management believes that our company has adequate capital resources and liquidity for operations and capital expenditures for the short to long-term.
Operating Activities
In 2006, operating activities provided cash of $48.9 million, compared to $54.7 million in 2005. In general, the decrease in the cash flows from operating activities in 2006 from 2005 is primarily associated with an increase in our business activities during 2006 resulting in an increase in our working capital assets, which was partially offset by an increase in our working capital liabilities. A decrease in restricted cash provided cash of $7.4 million in 2006, compared to $11.6 million cash used in 2005. An increase in receivables used cash of $32.3 million in 2006, compared to $11.1 million in 2005. An increase in inventories used cash of $44.7 million in 2006, compared to

$31.9 million in 2005. An increase in accounts payable and accrued expenses provided cash of $88.9 million in 2006, compared to $59.7 million in 2005. An increase in contract deposits, prepaid and other used cash of $11.1 million, compared to $4.4 million cash provided in 2005. There was no cash change in real estate held for sale in 2006, compared to a decrease providing cash of $1.9 million in 2005. The increases in cash used in receivables, inventories, contract deposits, prepaid and other, and accounts payable and accrued expenses reflected the increase in business volume of our industrial plant engineering and equipment supply. During the three-month period ended March 31, 2007, operating activities used cash of $12.3 million, compared to providing cash of $13.0 million in the comparative period in 2006. The increase in short-term securities (held for trading) used $33.6 million in the three months ended March 31, 2007.
We expect to generate sufficient cash flow from operations to meet our working capital and other requirements in the next twelve months.
Investing Activities
In 2005, a net decrease in loans provided cash of $5.4 million, and there was no activity in 2006. In 2006, we received cash of $27.2 million from the disposition of MFC Merchant Bank. In 2006, purchases of subsidiaries, net of cash acquired, used cash of $7.9 million compared to $3.4 million in 2005. We incurred capital expenditures of $2.5 million in 2006, compared to $2.1 million in 2005. Investing activities provided cash of $15.8 million in 2006, compared to $0.1 million used in 2005. During the three-month period ended March 31, 2007, investing activities used cash of $0.6 million, compared to $0.5 million in the comparative period in 2006.
Financing Activities
Net debt borrowing provided cash of $10.8 million in 2006, compared to net debt repayment of $6.5 million in 2005. Net cash provided by financing activities was $11.0 million in 2006, compared to $6.9 million used in 2005. During the three-month period ended March 31, 2007, financing activities provided cash of $92,000, compared to $24.8 million in the comparative period in 2006.
We had no material commitments to acquire assets or operating businesses at December 31, 2006 or March 31, 2007, except as described under the heading “Proposed Transactions”. We anticipate that there will be acquisitions of businesses or commitments to projects in the future.
Discontinued Operations
Our discontinued operations used cash of $83.3 million in 2006, compared to $18.7 million in 2005, primarily as a result of the cash disposed of in connection with the distribution of Mass Financial and the disposition of MFC Merchant Bank in 2006. We will start to receive a cash dividend on the preferred shares of Mass Financial, commencing in December 2007.
Foreign Currency
Substantially all of our operations are conducted in international markets and our consolidated financial results are subject to foreign currency exchange rate fluctuations.
We translate assets and liabilities of our foreign subsidiaries whose functional currencies are other than United States dollars into United States dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at the average rate of exchange prevailing during the period. Unrealized gains or losses from these translations, or currency translation adjustments, are recorded in the accumulated other comprehensive income under the shareholders’ equity section on the balance sheet and do not affect the net earnings as reported in our consolidated statements of income. As our revenues are received in Euros and United States dollars, our financial position for any given period, when reported in United States dollars, can be significantly affected by the fluctuation of the exchange rates for Euros during that period.

Based upon the yearly average exchange rates in 2006, the United States dollar decreased by approximately 0.8% in value against the Euro, compared to the yearly average exchange rates in 2005. As at December 31, 2006, the United States dollar decreased by approximately 10.3% against the Euro since December 31, 2005.
Based upon the period average exchange rates for the three-month period ended March 31, 2007, the United States dollar decreased by approximately 8.2% in value against the Euro, compared to the same period in 2006. As at March 31, 2007, the United States dollar decreased by approximately 1.3% against the Euro.
In the year ended December 31, 2006, we reported approximately a net $6.3 million currency translation adjustment gain and, as a result, our cumulative currency translation adjustment gain at December 31, 2006 was $50.2 million, compared to $21.3 million at December 31, 2005, after elimination of currency translation adjustment of $22.7 million relating to Mass Financial on disposition of our interest. The currency translation adjustment gain or loss did not have impact on our consolidated income statement.
We periodically use derivative foreign exchange contracts to manage our exposure to foreign currency exchange rate risks. For more information, see the section entitled “Financial and Other Instruments” in our Annual Report on Form 20-F.
Derivative Instruments
Derivatives are financial instruments, the payments of which are linked to the prices, or relationships between prices, of securities or commodities, interest rates, currency exchange rates or other financial measures. Derivatives are designed to enable parties to manage their exposure to interest rates and currency exchange rates, and security and other price risks. We use derivatives to manage our foreign currency exchange exposure for our own account. Currently, all of our foreign currency derivative contracts are classified as held for trading. We had foreign currency derivative contracts with notional amounts totalling $17.4 million as of March 31, 2007 and a holding fair value gain of $92,000 and a realized gain of $0.2 million on the foreign currency derivatives were included in our other income during the three months ended March 31, 2007. For more information, see the section entitled “Financial and Other Instruments” in our Annual Report on Form 20-F.
Inflation
We do not believe that inflation has had a material impact on our revenues or income over the past three fiscal years. However, increases in inflation could result in increases in our expenses, which may not be readily recoverable in the price of services provided to our clients. To the extent inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our financial position and profitability.
Application of Critical Accounting Policies
The preparation of financial statements in conformity with generally accepted accounting principles requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.
Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies, described below, that are the most important to the portrayal of our current financial condition and results of operations. Our significant accounting policies are disclosed in Note 1 to our audited annual consolidated financial statements.
Revenue Recognition
The majority of the contracts and services in our industrial plant engineering and equipment supply business are long-term and we use the percentage-of-completion method to measure and recognize the revenue and related costs.

The major challenges in using the percentage-of-completion method accounting are to accurately measure the extent to which the contracts are being finished, and to assess collectibility of the revenue and/or the recoverability of the costs incurred. Generally, we rely on our in-house technical specialists to estimate the progress of the contract, our finance and engineering departments to work out the cost analysis and the budget, and our credit department to assess the credit of the customers. All these analyses involve estimates and value judgments. The accurate profit amount is not known until the contract is completed and the bill is collected. If a loss is expected on a contract-in-progress from our teamwork analysis, such loss will be recognized in the income statement immediately.
Provisions for Assets Held for Sale
We have assets held for sale in our normal operating cycle. The assets held for sale consist of inventories and real estate held for sale.
Our inventories consist of construction raw materials, work-in-progress and finished goods. The management must make estimates about their pricing when establishing the appropriate provisions for inventories.
For the construction raw materials and work-in-progress, we make estimates and assess their pricing on individual contract basis using the teamwork approach. Please refer to “Revenue Recognition” under “Application of Critical Accounting Policies”. For the finished goods, the estimated net selling price is the most important determining factor. However, the management also considers whether there are any alternatives to enhance the value of the finished goods, for example, by using the finished goods in another product or contract so as to increase the value of such other product or contract.
We also have real estate held for sale. We are actively marketing the real estate. When the management makes an estimate on the fair value of the real estate, we usually take into consideration the recent land sales in neighbouring areas. However, the current market price of the real estate may be negatively affected by the local economic conditions. We may consider such as a temporary decline in value. When making a provision amount, we assess the medium- to long-term general and local economic trends. We also consider the short- and medium-term city planning and development where our property is situated. Since we have sufficient financial resources to adopt the hold-and-wait approach, we do not consider an allowance for real estate held for sale until we decide that the decline in value is other than temporary. Please refer to Note 23 to our 2006 annual financial statements and Note 10 to our financial statements for the quarter ended March 31, 2007 for our arrangement for the real estate held for sale.
Warranty Costs
We provide a warranty to our customers for the contracts and services in our industrial plant engineering and equipment supply business. The amount of the warranty liability reflects the estimate of the expected future costs of our obligations under the warranty, which is based on the historical material replacement costs and the labor costs, the past history of similar work, the opinion of our legal counsel and technical specialists and their interpretation of the contracts. If any of these factors change, revision to the estimated warranty liability may be required.
Pension Benefits
Our industrial plant engineering and equipment supply business in Germany maintains a defined benefits plan for its employees who were employed prior to year 1997. Employees hired after 1996 are not entitled to such benefits. The employees are not required to make contribution to the plan. We rely on the actuarial report to record the pension costs and pension liabilities. The actuarial report is prepared every year as at December 31. The report is compiled and prepared, based on certain assumptions, namely, demographic assumptions and financial assumptions. The variables in the actuarial computation include, but not limited to, the following: demographic assumptions about the future characteristics of the employees (and their dependants) who are eligible for benefits, the discount rate and future salary. Certain variables are beyond our control and any change in one of these variables may have a significant impact on the estimate of the pension liability.
Under German law, the pension liability is a unsecured claim and does not rank in priority to any other unsecured creditors. The pension liability is non-recourse to our company.

Income Taxes
Management believes that it has adequately provided for income taxes based on all of the information that is currently available. The calculation of income taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations, which are constantly changing.
Our tax filings are also subject to audits, which could materially change the amount of current and future income tax assets and liabilities. Any change would be recorded as a charge or a credit to income tax expense. Any cash payment or receipt would be included in cash from operating activities.
Changes in Accounting Policies including Initial Adoption
For the new Canadian and United States accounting standards, please refer to Note 1 and 22, respectively, to the audited consolidated financial statements for the year ended December 31, 2006 included in our Annual Report on Form 20-F. There were no significant changes or adoptions of accounting policies in 2006 and 2005 which had a significant impact upon our financial statements, other than the adoption of Financial Accounting Standard Board’s Statement 123® for US GAAP purposes during the year ended December 31, 2006.
Effective January 1, 2007, we adopted Canadian Institute of Chartered Accountants’ Handbook Section 3855, Financial Instruments — Recognition and Measurement; Section 3865, Hedges; Section 1530, Comprehensive Income and Section 3861, Financial Instruments — Disclosure and Presentation. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Pursuant to Section 1530, a consolidated statement of comprehensive income is prepared to present changes in shareholders’ equity during a period from transactions and other events from non-owner sources. A consolidated statement of comprehensive income includes net income plus other comprehensive income. The adoption of these new accounting standards does not have any material impact on our financial position as of January 1, 2007.
Off-balance Sheet Arrangements
We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.
In the normal course of business, we enter into agreements which meet the definition of a guarantee pursuant to Accounting Standards Board’s AcG 14, Disclosure of Guarantees. The guarantees outstanding as of December 31, 2006 are described in the next paragraph.
As at March 31, 2007, we have provided a five-year guarantee expiring August 2007 to a former affiliate with respect to a $1.4 million asset sale transaction.
As at March 31, 2007, we have credit facilities of up to a maximum of $303.3 million with banks which issue performance bonds. The credit facilities relate to our industrial and engineering contracts. As of March 31, 2007, $126.6 million of the available credit facilities amount has been committed and there are no claims outstanding against the credit facilities.

Tabular Disclosure of Contractual Obligations

	Payments Due by Period
	(United States dollars in thousands)
Contractual Obligations as	Less than	2 – 3	4 – 5	More than
at December 31, 2006	1 Year	Years	Years	5 Years	Total
Long-term debt obligations(1)	$4,596	$3,047	$10,724	$—	$18,367
Operating lease obligations	3,294	2,689	2,647	5	8,635
Purchase obligations(2)	184,434	—	—	—	184,434
Other long-term liabilities reflected on the Company’s balance sheet under GAAP(3)	1,559	624	—	—	2,183

Total	$193,883	$6,360	$13,371	$5	$213,619

(1)	Principal amounts only

(2)	Purchases for industrial and engineering contracts

(3)	Not including pension obligations
There were no material changes in the contractual obligations (summarized in the above table of contractual obligations as at December 31, 2006) during the three-month period ended March 31, 2007 that are outside the ordinary course of our business.
Capital Resources
We believe that cash flow from operating activities, together with cash on hand and borrowings available under available credit facilities, will be sufficient to fund currently anticipated working capital, planned capital spending, and debt service requirements for the next 12 months. Historically, we have funded our operations from cash generated from operations.
Our short term investment objectives are to preserve principal and to maximize yields without significantly increasing risk, while at the same time not materially restricting our short term access to cash. To achieve these objectives, we maintain a portfolio consisting of a variety of securities, including government and corporate obligations, certificates of deposit and money market funds.
Transactions with Related Parties
Other than as disclosed herein, to the best of our knowledge, there have been no material transactions or loans, between January 1, 2007 and March 31, 2007, between our company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.
In the normal course of operations, we enter into transactions with related parties which include, among others, affiliates whereby we have a significant equity interest (10% or more) in the affiliates or have the ability to influence the affiliates’ operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. These related party transactions are measured at the exchange value, which represents the amount of consideration established and agreed to by all the parties.

During the three month period ended March 31, 2007, we recognized interest income of $78,000 from affiliates and paid interest expense of $0.3 million to affiliates. In addition, we earned interest income of $0.9 million on our investment in the preferred shares (a financial liability) of Mass Financial. We paid expenses of $0.2 million to affiliates.
We acquired an available-for-sale security of $42,000 from and sold an available-for-sale security of $63,000 to an affiliate at their fair values.
As at March 31, 2007, we maintained cash deposits of $3.5 million with MFC Merchant Bank. We had $9.7 million due from affiliates and $3.2 million due to affiliates as at March 31, 2007. In addition, we had a long-term investment of $0.5 million in affiliates and a long-term liability of $0.4 million payable to an affiliate at March 31, 2007.
Proposed Transactions
We entered into an arrangement agreement (the “Arrangement”) with Sasamat Capital Corporation providing for the acquisition of all of Sasamat’s outstanding common shares (the “Sasamat Shares”). If the acquisition is completed, Sasamat will become a wholly-owned subsidiary. In the proposed Arrangement, Sasamat shareholders will exchange their Sasamat Shares for shares of our common stock on the basis of 0.111 shares of our common stock for each Sasamat Share held, subject to adjustment.
The Arrangement is to be approved by two-thirds of the votes cast by Sasamat’s shareholders and a majority of votes cast by Sasamat’s minority shareholders, as the Arrangement is a “going private transaction” and a “related party transaction” within the meaning of Policy Q-27 of the Autorité des Marchés Financiers. Accordingly, the Sasamat Shares held by us and our subsidiaries will not be counted on the vote made by our minority shareholders to approve the Arrangement. Sasamat’s shareholder meeting is scheduled to be held on May 22, 2007.
In March 2007, we entered into an Arrangement Agreement with SWA REIT LTD., whereby, in the proposed arrangement, we agreed to transfer real estate assets which we hold for development and sale to Altmark Real Estate Investment Trust Ltd., a wholly-owned subsidiary, to transfer Altmark Real Estate Investment Trust to SWA REIT LTD. and then to distribute 90% of the common shares of SWA REIT LTD. to all of our shareholders. The real estate assets are not complimentary to the industrial plant engineering and equipment supply business. The proposed distribution will not change the economic interests of our shareholders in the assets of our company.
Outstanding Share Data
Our shares are quoted for trading on the NASDAQ Global Select Market System under the symbol “KHDH”. As at March 31, 2007, the share capital of our company was as follows:

Class of shares	Par Value	Number Authorized	Number Issued

Common	No Par Value	Unlimited	14,733,191	(1)

(1)	Based on our audited consolidated financial statements. This number did not include 2,510,877 common shares owned by four wholly-owed subsidiaries.
As at March 31, 2007, our company had the following bonds, options and warrants outstanding:

Type	Amount/Number	Exercise/Conversion Price	Expiry Date

Options	563,335	$26.11	May 17, 2016

Options	23,333	$31.80	December 14, 2016

Disclosure Controls And Procedures
We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in provincial securities legislation. We evaluated our disclosure controls and procedures as defined under Multilateral Instrument 52-109 as at March 31, 2007. This evaluation was performed by our Chief Executive Officer and Chief Financial Officer with the assistance of other employees to the extent necessary and appropriate. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.
Internal Controls Over Financial Reporting
We maintain internal controls over financial reporting which have been designed to provide reasonable assurance of the reliability of external financial reporting in accordance with US GAAP as required by Multilateral Instrument 52-109.
There were no changes in our internal control over financial reporting that occurred since the beginning of our first quarter to the date of this document that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.
Risk Factors and Uncertainties
An investment in our company involves a number of risks. You should carefully consider the following risks and uncertainties in addition to other information in this annual report in evaluating our company and our business before making any investment decision in regards to the shares of our company’s common stock. Our business, operating and financial condition could be harmed due to any of the following risks. The risks described below are not the only ones facing our company. Additional risks not presently known to us may also impair our business operations.
Risk Factors Relating to Our Industrial Plant Engineering and Equipment Supply Business
A downturn in the economy could reduce the demand for our industrial plant engineering and equipment supply business and therefore may have a material adverse effect on our financial results.
The industrial plant engineering and equipment supply industry is cyclical in nature. It tends to reflect and be amplified by general economic conditions, both domestically and abroad. Historically, in periods of recession or periods of minimal economic growth, the operations underlying industrial plant engineering and equipment supply companies have been adversely affected. Certain end-use markets for clinker, cement and coal, such as the industrial plant engineering and equipment supply and commercial sectors, experience demand cycles that are highly correlated to the general economic environment, which is sensitive to a number of factors outside of our control. A recession or a slowing of the global economy, or a decrease in commercial and industrial demand for our services and products, could have a material adverse effect on our financial results. In addition, during recessions or periods of slow growth, the construction industries typically experience major cutbacks in production which may result in decreased demand for our services. Because we generally have high fixed costs, our profitability is significantly affected by decreased output and decreases in requests for the design and construction of plants or equipment that produce or process clinker, cement, clean coal and various minerals. Reduced demand and pricing pressures will adversely affect our financial condition and results of operations. We may not be able to predict the timing, extent and duration of the economic cycles in the markets in which we operate.
Our annual and quarterly operating results vary from period to period and therefore may have a material adverse effect on our financial results.
Our annual and quarterly operating results vary from period to period as a result of the level and timing of customer orders, fluctuations in materials and other costs, completion of contracts and the relative mix of revenue. The level and timing of customers’ orders will vary due to customer budgets, variation in demand for their products and general economic conditions. Our annual and quarterly operating results are also affected by capacity utilization and other factors, including price competition, operational effectiveness and efficiency, the degree of automation used, the ability to manage labour and assets effectively, the timing of expenditures in anticipation of forecasted sales levels, the timing of acquisitions and related integration costs, customer delivery requirements, shortages of components or labour, the impact of foreign exchange fluctuations, and other factors. Any substantial variation in any of our annual or quarterly operating results may have a material adverse effect on our financial results.
Any significant disruption of our operations may harm our business reputation and cause an adverse effect on our financial results.
Breakdown of equipment or other events, including catastrophic events such as natural disasters, leading to interruptions at any of our facilities or at any of the facilities or areas at which we are providing services, could have a material adverse effect on our financial results. Further, because many of our customers are, to varying degrees, dependent on planned deliveries, customers that are forced to reschedule their own production due to such delays could pursue financial claims against us. We may incur costs to correct any of these events, in addition to facing claims from customers or third parties dependent upon the delivery of our services or products. Further, if any of these events occur and we are forced to delay the delivery of our services, then our reputation among actual and potential customers may be harmed, potentially resulting in a loss of business. While we maintain insurance policies covering, among other things, physical damage, business interruptions and product liability, these policies may not cover all of our losses and we could incur uninsured losses and liabilities arising from such events, including damage to our reputation, loss of customers and suffer substantial losses in operational capacity, any of which could have a material adverse effect on our financial results.
We are exposed to political, economic, legal, operational and other risks as a result of our global operations, which may negatively effect our business, results of operations, financial condition and cash flow.
In conducting our business in major markets around the world, we are, and will continue to be, subject to financial, business, political, economic, legal, operational and other risks that are inherent in operating in other countries. We operate on a global basis, in both developed and underdeveloped countries. In addition to the business risks inherent in developing a relationship with a newly emerging market, economic conditions may be more volatile, legal and regulatory systems less developed and predictable, and the possibility of various types of adverse governmental action more pronounced. In addition, inflation, fluctuations in currency and interest rates, competitive factors, civil unrest and labour problems could affect our revenues, expenses and results of operations. Our operations could also be adversely affected by acts of war, terrorism or the threat of any of these events as well as government actions such as expropriation, controls on imports, exports and prices, tariffs, new forms of taxation or changes in fiscal regimes and increased government regulation in the countries in which we operate or offer our services. We also face the risk that exchange controls or similar restrictions imposed by foreign governmental authorities may restrict our ability to convert local currency received or held by us in their countries or to take those other currencies out of those countries. Unexpected or uncontrollable events or circumstances in any of these markets could have a material adverse effect on our financial results.
Transactions with parties in countries designated by the United States State Department as state sponsors of terrorism may lead some potential customers and investors in the United States and other countries to avoid doing business with us or investing in our shares.
We currently engage and may continue to engage in business with parties in certain countries that the United States State Department has designated as state sponsors of terrorism. United States law generally prohibits United States persons from doing business with such countries. In the case of these designated countries, there are prohibitions on certain activities and transactions, and penalties for violation of these prohibitions include criminal and civil fines and imprisonment. We are a company incorporated in British Columbia, Canada and, to our knowledge, our activities with respect to these countries have not involved any United States person in either a managerial or operational role. While we seek to comply with applicable legal requirements in our dealings in these countries, it is possible that our company or persons employed by us could be found to be subject to sanctions or other penalties under this legislation in connection with the activities in these countries.

We are aware, through press reports and other means, of initiatives by governmental entities in the United States and by United States institutions such as universities and pension funds, to adopt laws, regulations or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with these countries. It is possible that such initiatives may result in our being unable to gain or retain entities subject to such prohibitions as customers or as investors in our shares. In addition, our reputation may suffer due to our association with these countries. Such a result may have adverse effects on our business.
We are exposed to political, economic, legal, operational and other risks as a result of our global operations, which may negatively effect our business, results of operations, financial condition and cash flow.
In conducting our business in major markets around the world, we are, and will continue to be, subject to financial, business, political, economic, legal, operational and other risks that are inherent in operating in other countries. We operate on a global basis, in both developed and underdeveloped countries. In addition to the business risks inherent in developing a relationship with a newly emerging market, economic conditions may be more volatile, legal and regulatory systems less developed and predictable, and the possibility of various types of adverse governmental action more pronounced. In addition, inflation, fluctuations in currency and interest rates, competitive factors, civil unrest and labour problems could affect our revenues, expenses and results of operations. Our operations could also be adversely affected by acts of war, terrorism or the threat of any of these events as well as government actions such as expropriation, controls on imports, exports and prices, tariffs, new forms of taxation or changes in fiscal regimes and increased government regulation in the countries in which we operate or offer our services. We also face the risk that exchange controls or similar restrictions imposed by foreign governmental authorities may restrict our ability to convert local currency received or held by us in their countries or to take those other currencies out of those countries. Unexpected or uncontrollable events or circumstances in any of these markets could have a material adverse effect on our financial results.
The cost of raw materials could have a material adverse effect on our financial condition and results of operations.
We may be significantly affected by changes in the prices of and demand for cement, minerals, coal and other related products and the supply of materials necessary to make clinker and cement. The prices and demand for these products and materials can fluctuate widely as a result of various factors beyond our control such as supply and demand, exchange rates, inflation, changes in global economics, and political, social unrest and other factors. Any substantial increases in the cost of such materials, or the transportation and/or availability of such materials, could adversely affect the demand for cement, minerals, coal and other related products. If the demand for cement, minerals, coal and other related products decreases, then the demand for our industrial plant engineering and equipment supply business will decrease, which will in turn adversely impact upon our financial condition and results of operations. Our ability, therefore, to maintain or increase our revenues may be adversely affected by a sustained material reduction in the demand or price for such products and materials.
We are subject to risks associated with changing technology and manufacturing techniques, which could place us at a competitive disadvantage.
The successful implementation of our business strategy requires us to continuously evolve our existing products and services and introduce new products and services to meet customers’ needs. Our designs and products are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. We believe that our customers rigorously evaluate our services and products on the basis of a number of factors, including quality, price competitiveness, technical expertise and development capability, innovation, reliability and timeliness of delivery, product design capability, operational flexibility, customer service, and overall management. Our success depends on our ability to continue to meet our customers’ changing requirements and specifications with respect to these and other criteria. There can be no assurance that we will be able to address technological advances or introduce new designs or products that may be necessary to remain competitive within the industrial plant engineering and equipment supply business.
Our competitors include firms traditionally engaged in the industrial plant engineering and equipment supply business.
We conduct our business in a global environment that is highly competitive and unpredictable. Our primary competitors are international companies with greater resources, capital and access to information than us. Our competition includes other entities who provide industrial and process engineering services and/or products related to cement technology, mineral processing and coal technology, including feasibility studies, raw material testing, basic and detail plant and equipment engineering, financing concepts, construction and commissioning, and personnel training. Increased competition may lead to a decline in the demand for our industrial plant engineering and equipment supply business.
Our risk management strategies leave us exposed to unidentified or unanticipated risks which could impact our risk management strategies in the future and could negatively affect our results of operation and financial condition.
We use a variety of instruments and strategies to manage exposure to various types of risks. For example, we use derivative foreign exchange contracts to manage our exposure to foreign currency exchange rate risks. If any of the variety of instruments and strategies that we utilize to manage our exposure to various types of risk are not effective, we may incur losses. Unexpected market developments may affect our risk management strategies and unanticipated developments could impact our risk management strategies in the future.
A rise in inflation may negatively affect our business, results of operations and financial condition.
Inflation may result in increases in our expenses related to the provision of industrial plant engineering and equipment supply business, and which may not be readily recoverable in the price of such services provided to our clients. Increases in inflation in overseas countries could result in a reduction in our revenues when reported in Canadian currency. To the extent inflation results in rising interest rates and has other adverse effects on capital markets, it may adversely affect our business, results of operations and financial conditions.
We are exposed to legal risks in our business which are often difficult to assess or quantify. We may incur significant legal expenses in defending against any litigation.
We are exposed to legal risks in our business, including warranty claims that may be made in connection with warranties that we provide to our customers in connection with the industrial and engineering products and services that we provide. If we receive a significant number of warranty claims, then our resulting warranty costs could be substantial and we could incur significant legal expenses evaluating or disputing such claims.
Some of our subsidiaries operating in the industrial plant engineering and equipment supply business are staffed by a unionized workforce, and union disputes and other employee relations issues may materially adversely affect our financial results.
Some of the employees of our operating subsidiaries are represented by labour unions under collective bargaining agreements with varying durations and expiration dates. We may not be able to satisfactorily renegotiate our bargaining agreements when they expire. In addition, existing bargaining agreements may not prevent a strike or work stoppage in the future, and any such work stoppage may have a material adverse effect on our financial results.
We may not be able to protect the confidentiality or unique aspects of our technology, which would reduce our competitive advantage.
We rely on a combination of patents and patent applications, trade secrets, confidentiality procedures and contractual provisions to protect our technology. Despite our efforts to protect our technology, unauthorized parties may attempt to copy aspects of the products we design or build or to obtain and use information that we regard as proprietary. Policing unauthorized use of our technology and products is difficult and expensive. In addition, our competitors may independently develop similar technology or intellectual property. If our technology is copied by unauthorized parties, the technology violates the intellectual property of others or our competitors independently develop competing technology, we may lose existing customers and our business may suffer.

General Risks Faced by Our Company
Investors’ interests will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.
Our constating documents authorize the issuance of common shares and class A preferred shares. In the event that we are required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we issue any such additional shares, such issuances also will cause a reduction in the proportionate ownership of all other shareholders. Further, any such issuance may result in a change of control of our company.
Our Articles contain indemnification provisions and we have entered into agreements indemnifying our officers and directors against all costs, charges and expenses incurred by them.
Our Articles contain indemnification provisions and we have entered into agreements with respect to the indemnification of our officers and directors against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by them, and an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which they are made a party by reason of being or having been a director or officer of our company. Such limitations on liability may reduce the likelihood of litigation against our officers and directors and may discourage or deter our shareholders from suing our officers and directors based upon breaches of their duties to our company, though such an action, if successful, might otherwise benefit us and our shareholders.
Certain factors may inhibit, delay or prevent a takeover of our company which may adversely affect the price of our common stock.
Certain provisions of our charter documents and the corporate legislation which govern our company may discourage, delay or prevent a change of control or changes in our management that shareholders may consider favourable. Such provisions include authorizing the issuance by our board of directors of preferred stock in series, providing for a classified board of directors with staggered, three-year terms and limiting the persons who may call special meetings of shareholders. In addition, the Investment Canada Act imposes certain limitations on the rights of non-Canadians to acquire our common shares, although it is highly unlikely that this will apply. If a change of control or change in management is delayed or prevented, the market price of our common stock could decline.
Fluctuations in interest rates and foreign currency exchange rates may affect our results of operations and financial condition.
Fluctuations in interest rates may affect the fair value of our financial instruments sensitive to interest rates. An increase in market interest rates may decrease the fair value of our fixed interest rate financial instrument assets and a decrease in market interest rates may decrease the fair value of our fixed interest rate financial instrument liabilities, thereby resulting in a reduction in the fair value of our equity. See section entitled “Financial and Other Instruments” in our Annual Report on Form 20-F for additional information with respect to our exposure to interest rate risk.
Similarly, fluctuations in foreign currency exchange rates may affect the fair value of our financial instruments sensitive to foreign currency exchange rates. Our reporting currency is the Canadian dollar. A depreciation of such currencies against the Canadian dollar will decrease the fair value of our financial instrument assets denominated in such currencies and an appreciation of such currencies against the Canadian dollar will increase the fair value of our financial instrument liabilities denominated in such currencies, thereby resulting in a reduction in our equity. See the section entitled “Financial and Other Instruments” in our Annual Report on Form 20-F for additional information with respect to our exposure to foreign currency exchange rate risk.

Additional Information
We file annual and other reports, proxy statements and other information with certain Canadian securities regulatory authorities and with the Securities and Exchange Commission (the “SEC”) in the United States. The documents filed with the SEC are available to the public from the SEC’s website at http://www.sec.gov. The documents filed with the Canadian securities regulatory authorities are available at http://www.sedar.com.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
Form 51-102F1
MANAGEMENT’S DISCUSSION AND ANALYSIS
(April 2, 2007)
The following discussion and analysis of our financial condition and results of operations for the three years ended December 31, 2006 should be read in conjunction with our audited consolidated financial statements and related notes. Our financial statements were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). For a reconciliation of our audited consolidated financial statements to US GAAP, see Note 22 to our audited consolidated financial statements.
Except as otherwise noted, the amounts included in the following discussion are expressed in Canadian dollars (“$”). The presentation of selected information in US dollars in the following discussion is unaudited and for information purposes only and is translated to US dollars for convenience using period end exchange rates, as required by Regulation S-X of the United States Securities Exchange Act of 1934. Certain information is also presented in Euros (“€”), the legal tender used by the majority of the European Union member states.
We are a foreign private issuer with a class of securities registered under Section 12(g) of the United States Securities Exchange Act of 1934, as amended. As a result, the following discussion and analysis of our financial condition and results of operations for the three years ended December 31, 2006 has been extracted from our Annual Report on Form 20-F, as filed with the United States Securities and Exchange Commission on April 3, 2007.
Disclaimer for Forward Looking Information
Certain statements in this annual report are forward-looking statements, which reflect our management’s expectations regarding our future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits we will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions and speak only as of December 31, 2006. These assumptions, which include, management’s current expectations, estimates and assumptions about certain projects and the markets we operate in, the global economic environment, interest rates, exchange rates and our ability to attract and retain customers and to manage our assets and operating costs, may prove to be incorrect. A number of risks and uncertainties could cause our actual results to differ materially from those expressed or implied by the forward looking statements, including, but not limited to: (1) a downturn in general economic conditions in the Asia, Europe, the United States and internationally, (2) a decreased demand for our products, (3) a decrease in the demand for cement, minerals and related products, (4) the number of competitors with competitively priced products and services, (5) product development or other initiatives by our competitors, (6) shifts in industry capacity, (7) fluctuations in foreign exchange and interest rates, (8) fluctuations in availability and cost of raw materials or energy, (9) delays in the start of projects included in our forecasts, (10) delays in the implementation of projects included in our forecasts and disputes regarding the performance of our services, (11) the uncertainty of government regulation and politics in Asia and the Middle East and other markets, (12) potential negative financial impact from regulatory investigations, claims, lawsuits and other legal proceedings and challenges, and (13) other factors beyond our control.

There is a significant risk that our forecasts and other forward looking statements will not prove to be accurate. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Additional information about these and other assumptions, risks and uncertainties are set out in the section entitled “Risk Factors and Uncertainties” below.
Nature of Business
During our year ended December 31, 2006, we primarily operated one business segment consisting of an industrial plant engineering and equipment supply business. As a result of a corporate reorganization of our company during December 2005, we reorganized our financial services and merchant banking business in a series of internal corporate restructuring transactions. Following the reorganization, Mass Financial Corp., a former wholly-owned subsidiary or our company, held all of our company’s financial services and merchant banking business except for MFC Merchant Bank and our royalty interest in an iron ore mine. On January 31, 2006, we distributed all of the issued and outstanding shares of common stock of Mass Financial, representing our financial services and merchant banking business, to our shareholders. Following the distribution, Mass Financial has operated as a separate company. Consequently, with the exception of certain financial services and merchant banking activities carried on by MFC Merchant Bank and our royalty interest in an iron ore mine, we ceased to operate the financial services and merchant banking business segment as of January 31, 2006. During the year, we consolidated our procurement, sales and marketing and administrative functions to our head office in Hong Kong, China.
For more information on Mass Financial and the distribution, please see the information statement dated December 30, 2005 as revised pursuant to an errata sheet filed on EDGAR (www.sec.gov) with the Securities and Exchange Commission on a Form 6-K on January 25, 2006.
We held an indirect royalty interest through our ownership of preferred shares in Cade Struktur Corporation. On October 27, 2006, Cade Struktur completed the transactions contemplated by a Purchase and Sale Agreement entered into with 0764509 B.C. Ltd. and another party. Cade Struktur sold to 0764509 B.C. all of its beneficial interest in connection with the Wabush iron ore mine, including certain mining leases, the royalty interest payable by the Wabush Iron Ore Co. Limited, the equity interest in Knoll Lake Minerals Ltd. and certain amounts that may become payable in connection with a lawsuit brought for underpayment of royalties in connection with past and future shipments from the Wabush iron ore mine for an aggregate purchase price of $59.8 million. 0764509 B.C. paid the purchase price by allotting and issuing 2,023,566 common shares, 59,800 cumulative, retractable nonvoting Series A preferred shares and one cumulative, retractable non-voting Series B preferred share. On September 11, 2006, we entered into an arrangement agreement with Cade Struktur pursuant to which, effective October 23, 2006, we acquired all of the issued and outstanding common shares of Cade Struktur through the amalgamation of Cade Struktur and 39858 Yukon Inc. As a result, Cade Struktur became a wholly-owned subsidiary. We consolidated 0764509 B.C. as 0764509 B.C. is a variable interest entity and Cade Struktur is its primary beneficiary.
Effective December 28, 2006, we amalgamated with 39858 Yukon with our company as the continuing corporation. As a result, we continue to hold an indirect royalty interest in the Wabush iron ore mine. See “Item 4D — Property, Plant and Equipment — Royalty Interest — Wabush Iron Ore Mine” of our Annual Report on Form 20-F, as filed with the United States Securities and Exchange Commission on April 3, 2007.
In November 2006, we disposed of our interest in MFC Merchant Bank to Mass Financial.
Consequently, we currently operate as an industrial plant engineering and equipment supply company and have a royalty interest in the Wabush iron ore mine.
Description Of Our Industrial Plant Engineering And Equipment Supply Business
Our industrial plant engineering and equipment supply business focuses on services for the cement, coal and mineral processing industries. Founded in 1856, we are a leader in supplying technologies, engineering and equipment for cement, coal and mineral processing. We supply complete and partial plant systems as well as machinery and equipment worldwide for the manufacture of cement and the processing of coal and minerals, whether for new plants, redevelopments of existing plants or capacity increases for existing plants. We design and provide equipment that produce clinker, cement, clean coal, and minerals such as copper and precious metals. We offer detail engineering, plant and equipment for complete plants and plant sections including modernization and capacity increase measures, as well as automation and process control equipment. The scope of services also includes feasibility studies, raw material testing, financing concepts, erection and commissioning, personnel training, and pre and post sales services. Headquartered in Hong Kong, China, we have in excess of 1,000 employees world-wide, and have operations in India, China, Russia, Germany, the Middle East, Australia, South Africa and the United States.
The scope of our activities ranges from the examination and analysis of deposits, scale-up tests in our own test center, technical and economic consulting, engineering for plants that produce clinker, cement, clean coal, and minerals such as copper and other precious metals and systems, plant and equipment for complete plants and plant sections including modernization and capacity increase measures, as well as automation and process control equipment, project planning, research and development, financing, personnel training and pre and post sales service.
We are a reliable partner to the cement producing industry and the mineral processing industry by supplying advanced plants and equipment, by realizing modernization and capacity increases for plants or plant sections and by providing a spare parts service and post sales service. We also carry out the complete spectrum of inspection, reconditioning, maintenance and consulting for all machinery, plant and equipment.
Reclassification as a Result of Discontinued Operations
For reporting purposes, the results of operations of Mass Financial and MFC Merchant Bank have been presented as discontinued operations. Accordingly, prior period consolidated financial statements, including business segment information as disclosed in Note 19 of our audited consolidated financial statements, have been reclassified to reflect this change. Please refer to Note 3 to our audited consolidated financial statements included in this annual report.
Results of Operations
Summary of Quarterly Results
The following tables provide selected financial information for the most recent eight quarters.

	December 31,	September 30,	June 30,	March 31,
	2006	2006(1)	2006(1)	2006(1)
	(Canadian dollars in thousands, except per share amounts)
Revenues	$187,171	$108,783	$91,077	$71,513
Gross profit	30,382	16,805	13,986	10,363
Income from continuing operations	14,284	11,499	9,038	2,272
Income from continuing operations, per share
Basic	0.95	0.75	0.59	0.15
Diluted	0.94	0.75	0.59	0.15
Net income	12,514	11,520	8,176	3,263
Net income per share
Basic	0.83	0.75	0.54	0.22
Diluted	0.82	0.75	0.54	0.22

(1)	The disposition of our company’s financial services segment in 2006 resulted in discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change. Please refer to Note 3 to our consolidated financial statements.

	December 31,	September 30,	June 30,	March 31,
	2005(1)	2005(1)	2005(1)	2005(1)
	(Canadian dollars in thousands, except per share amounts)
Revenues	$124,557	$110,846	$86,595	$62,052
Gross profit	19,060	5,707	17,465	9,526
Income from continuing operations	12,494	5,397	5,296	4,572
Income from continuing operations, per share
Basic	0.92	0.40	0.39	0.34
Diluted	0.91	0.39	0.39	0.34
Net income	5,721	6,008	16,484	5,984
Net income per share
Basic	0.42	0.44	1.21	0.44
Diluted	0.42	0.44	1.20	0.44

(1)	The disposition of our company’s financial services segment in 2006 resulted in discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change. Please refer to Note 3 to our consolidated financial statements.
Summary of Fiscal 2006
Changes in Financing and Capital Structure
We finished the year with a cash balance of $238.5 million and working capital of $197.4 million. There were no significant share issuances during the year.
Acquisitions and Divestitures
On January 31, 2006, we distributed all of the issued and outstanding shares of common stock of Mass Financial, representing our financial services and merchant banking business, to our shareholders. Following the distribution, Mass Financial has operated as a separate company. We distributed all of the Class A common shares of Mass Financial to our shareholders by way of a stock dividend of a nominal amount.
We will continue to hold an investment in the financial services business by way of the Class B preferred shares we hold in Mass Financial. In February 2006, 65,000,000 preferred shares in Mass Financial were redeemed and the payment was effected by setting off $65.0 million owing to Mass Financial by us under a set-off agreement. Upon completion of all agreements related to the restructuring and distribution, we own 127,866,000 Class B preferred shares in Mass Financial with a carrying value of $127.9 million.
The Class B preferred shares of Mass Financial, which are issued in series, are non-voting and pay an annual dividend of 4.4367% on December 31 of each year, commencing December 31, 2007. Mass Financial may, at its option and at any time, redeem all or any number of the outstanding Class B preferred shares. Beginning December 31, 2011 and each year thereafter, the holder of Class B preferred shares is entitled to cause Mass Financial to redeem up to that number of Class B preferred shares which have an aggregate redemption amount equal to but not exceeding 6 2/3% of $127.9 million. In the event of liquidation, dissolution or winding up of Mass Financial, the holder of the Class B preferred shares is entitled to receive in preference and priority over the common shares and Class A common shares of Mass Financial, any amount equal to Class B redemption amount plus any declared and unpaid dividends thereon. No class of shares may be created or issued ranking as to capital or dividend prior to or on parity with the Class B preferred shares without the prior approval of holder(s) of the Class B preferred shares.
Pursuant to a loan agreement and a pledge agreement, we had an inter-corporate indebtedness due to Mass Financial of $37.0 million as at December 31, 2006, as evidenced by a promissory note. The promissory note bears interest at 4.4367% per annum, with the first annual payment to be made on December 31, 2007. Beginning December 31, 2011 and each year thereafter, we will repay a principal amount of $2.5 million each year, over a 15-year period. Under the pledge agreement, we deposited in pledge with Mass Financial the collateral (our investment in Class B preferred shares in Mass Financial) to be held for the benefit of Mass Financial as continuing security for the due payment of the promissory note.
Under a letter agreement, we and Mass Financial agreed that at any time we repay to Mass Financial any portion of the principal amount of the promissory note, Mass Financial shall redeem not less than $3.34784 Class B preferred shares for every $1 promissory note repaid. We also agreed that at any time Mass Financial redeems or retracts its Class B preferred shares, we shall repay to Mass Financial $0.2987 of the promissory note for every $1 Class B preferred shares redeemed.
Following the distribution of the Class A common shares in Mass Financial to our shareholders, Mass Financial agreed to provide certain management services in accordance with the terms of a services agreement entered into by our company and Mass Financial. First, Mass Financial agreed to provide management services in connection with the investment in MFC Merchant Bank in consideration for us paying Mass Financial 15% of the after tax profits of MFC Merchant Bank and a right of first refusal. The right of first refusal granted Mass Financial an option whereby Mass Financial had the right to: (i) purchase MFC Merchant Bank on the same terms as any bona fide offer from a third-party purchaser acceptable to us; or to (ii) assist in the sale, if ever, of MFC Merchant Bank for an additional service fee of 5% of the purchase price. This agreement was terminated in November 2006 when we disposed of our equity position in MFC Merchant Bank to Mass Financial. Prior to the sale of MFC Merchant Bank, there were no fees paid to Mass Financial.
Second, Mass Financial agreed to provide management services in connection with the review, supervision and monitoring of the royalty provided to Cade Struktur in connection with our interest in the Wabush iron ore mine. We agreed to pay 8% of the net royalty income (calculated as the royalty income net of any royalty expenses and mining and related taxes) that Cade Struktur receives in connection with the royalty in consideration for the management services. We and Cade Struktur paid Mass Financial total fees of $0.8 million in connection with these services in 2006.
The services agreement provides that the agreement may be terminated at any time if agreed to in writing by both parties. We also have the right to terminate the services agreement at any time upon at least six months prior notice after which Mass Financial is entitled to receive compensation prorated to the end of the notice period.
Pursuant to the terms of the restructuring agreement, we and Mass Financial agreed that all current and outstanding guarantees issued by either of our companies would continue to be in force for a reasonable period of time following the consummation of the distribution of the Class A common shares of Mass Financial. Similarly, both parties agreed to issue guarantees when required for a reasonable period of time following consummation of the distribution. As at December 31, 2006, there was only one outstanding guarantee of $1.2 million which has been issued by us on behalf of a 27.8% equity method investee of Mass Financial and this guarantee expired in March 2007.
In November 2006, we completed the disposition of our equity interest in MFC Merchant Bank to a wholly-owned subsidiary of Mass Financial. The consideration was determined by reference to the carrying value of our investment in MFC Merchant Bank as of September 30, 2006 of $77.9 million and comprised cash of $38.8 million ($31.1 million paid in November 2006 and $7.7 million to be paid on or before the day which is the earlier of 30 calendar days after (i) the date on which the triggering event (as defined) has occurred and (ii) March 31, 2007), a short-term promissory note of $8.0 million due November 2007 bearing interest at 5% per annum and 790,000 of our common shares valued at initial share value of $31.1 million. The initial valuation of 790,000 shares of our common stock is subject to an adjustment which equals to the positive balance, if any, between the initial share value and the market price on the payment date. The wholly-owned subsidiary of Mass Financial has a put option to sell 9.9% common shares in MFC Merchant Bank to us for $7.7 million on the payment date. MFC Merchant Bank is a Switzerland-based bank and its business is subject to the supervision of the banking commission in Switzerland.
At the time of the disposition of MFC Merchant Bank, MFC Merchant Bank held an approximately 20% equity interest in a non-wholly-owned German subsidiary. It was the intention of both parties that the economic interest in the German subsidiary held by MFC Merchant Bank be retained by us. To achieve this objective, we subscribed for shares in a subsidiary of Mass Financial that track the benefits from this 20% equity position in the German subsidiary. These shares entitle us to retain our commercial and economic interest in and benefits from this 20%

equity position in the German subsidiary, net of related costs and taxes. The total consideration for the tracking stock subscription was $10.9 million of which $9.9 million (which was our carrying value) was paid in November and $1.0 million was unpaid as of December 31, 2006 (but paid in February 2007). Under the tracking stock agreement, we are the beneficiary, the stock trading company is the debtor and Mass Financial is the guarantor. Furthermore, we were granted by MFC Merchant Bank the right to acquire common shares in the German subsidiary at fair market value and a right of first refusal in case of a potential sale or other disposal of common shares in the German subsidiary by MFC Merchant Bank. The price payable by us will be offset against the tracking stock participation and therefore will be commercially netted to $nil except for related costs and taxes, if any.
Overview of 2006 Results
Revenue from providing industrial plant engineering services and equipment supply to the cement, coal and minerals industries for fiscal 2006 of $458.5 million increased by $74.5 million (or 19.4%) from $384.1 million in 2005, primarily due to increases in business activities in European and U.S. markets. Revenue was strong throughout 2006 and growth for 2007 is encouraging, particularly in European and U.S. markets which contributed approximately $84.8 million toward the increase. Revenue from Asian, European and U.S. markets represents approximately 50.0%, 26.6% and 17.3%, respectively, of our total revenues in 2006. We expect that we will expand our business activities in our industrial plant engineering and equipment supply business in Asia which will also be a focus of our future plans.
The following table sets forth, for the periods indicated, certain key operating results and other financial information:

	Year Ended December 31
	2006	2005(1)	2004(1)
	(Canadian dollars in millions,
	except per share amounts)
Revenues	$458.5	$384.1	$187.4
Cost of revenues	387.0	332.3	156.8
Other operating income	9.0	11.7	10.0
General and administrative expenses (including stock based compensation)	37.6	32.3	25.5
Income from continuing operations	37.1	27.8	12.8
Basic earnings per share, continuing operations	2.46	2.04	0.94
Diluted earnings per share, continuing operations	2.44	2.03	0.94

(1)	The disposition of our company’s financial services segment in 2006 resulted in discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change. Please refer to Note 3 to our audited consolidated financial statements.
As discussed, revenue for 2006 increased compared to 2005. Costs of revenues of our industrial plant engineering and equipment supply business slightly decreased from 86.5% of revenue to 84.4% of revenue.
Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005
The disposition of our company’s financial services segment in 2006 resulted in discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change. Please refer to Note 3 to our audited consolidated financial statements.
Based upon the yearly average exchange rates in 2006, the Canadian dollar increased by approximately 6.0% in value against the Euro and 6.8% in value against the United States dollar, compared to the yearly average exchange rates in 2005. As at December 31, 2006, the Canadian dollar decreased by approximately 10.2% against the Euro but increased by 0.1% against the United States dollar since December 31, 2005.
In 2006, total revenues from our industrial plant engineering and equipment supply business increased by 19.4% to $458.5 million from $384.1 million in 2005, primarily as a result of increases in business activities. This level of activity is the result of increasing demands for cement plants in emerging markets including India, Russia, the Middle East, Africa and Eastern Europe driven by GDP growth rates and infrastructure investments. Furthermore, the demand for new cement plants in North America is being driven by infrastructure investments, particularly in the southwest and west. Finally, there is also an increase in growth in demand for modifications and upgrades to existing facilities to incorporate more fuel efficient technologies as a consequence of rising petroleum costs and more stringent enforcement of environmental controls on carbon dioxide emissions. The increase in revenues is associated with an increase in order intake during 2006 to $730.2 million (€512.9 million) in 2005 over $502.5 million (€333 million) in the full year of 2005, or an 54.0% increase in terms of Euros. The majority of this order intake is in the cement business and originates from the emerging markets previously noted, particularly India, Russia, Eastern Europe, the Middle East and North America. Backlog at the close of 2006 also increased by 69.9% over 2005 to $702.7 million (€457.0 million) from $371.4 million (€269 million) in terms of €.
In 2006, cost of revenues for our industrial plant engineering and equipment supply business increased to $387.0 million from $332.3 million in 2005. Its profit margin slightly increased to 15.6% in 2006 from 13.5% in 2005. The increases in expenses reflect the increase in our revenues. The increase in profit margin is associated with the increase in the purchased equipment component of the revenues as certain customers require us to include some components not in our normal scope of supply.
We also earned other operating income of $9.1 million (comprising $6.8 million income from resource property and $2.2 million from rental properties) in 2006, as compared to $11.7 million in 2005. In 2006, income from real estate properties decreased to $2.2 million from $6.4 million in 2005. In 2006, we recognized a loss of $2.1 million on a cancellation of a property sale in 2004. In 2005, we recognized gains of $1.9 million on sales of real estate properties.
General and administrative expenses, excluding stock based compensation, increased to $35.3 million from $32.3 million in 2005, an increase of 9.2%. The increase is primarily linked to an increase in our business activities. In 2006, stock based compensation expense increased to $2.4 million from $nil in 2005, primarily as a result of the stock options that were granted during 2006.
In 2006, net interest income increased to $3.5 million (interest income of $6.3 million less interest expense of $2.8 million) as compared to net interest expense of $1.4 million (interest income of $2.9 million less interest expense of $4.3 million) in 2005. The increase in interest income was a result of a higher cash position resulting from our profitable operations and long term debt borrowed at a favourable interest rate.
Other income increased to $6.6 million from $6.2 million in 2005. Other income in 2006 included net gains of $1.0 million on the sale of securities and fee income of $1.7 million (from a related party). Other income also included currency transaction gains of $2.3 million and $1.9 million in 2006 and 2005, respectively.
We recognised an income tax expense of $8.4 million in 2006, compared to an income tax expense of $2.1 million in 2005. The effective tax rate was 15.8% in 2006, compared to 5.8% in 2005. The increase in tax expense is primarily a result of utilization of future income tax assets, partially offset by the release of valuation allowance related to certain future income tax assets. We paid $0.9 million in income tax in 2006, compared to $1.3 million in 2005. As at December 31, 2006, we have non-capital tax losses carryforward of $122.9 million in Germany which have an indefinite life and $62.4 million in Canada that begin to expire in 2007.
Minority interests increased in 2006 to $7.5 million from $6.2 million in 2005 as a result of a higher income generated in our non-wholly owned subsidiaries.
In 2006, our income from continuing operations was $37.1 million, or $2.46 per share on a basic basis ($2.44 per share on a diluted basis) and loss from discontinued operations was $1.6 million, or $0.11 per share on a basic basis ($0.11 per share on a diluted basis). In 2005, our income from continuing operations was $27.8 million, or $2.04 per share on a basic basis ($2.03 per share on a diluted basis) and from discontinued operations was $6.4 million, or $0.47 per share on a basic basis ($0.47 per share on a diluted basis). For discontinued operations, there was one-months results of operations of Mass Financial in 2006, compared to a full year in 2005. We did not recognize any gain or loss on the disposition of MFC Merchant Bank and the distribution of Mass Financial in 2006.

See “Item 8B. Significant Changes” of our Annual Report on Form 20-F, as filed with the United States Securities and Exchange Commission on April 3, 2007, for allocation of assets, liabilities, revenues and expenses between Mass Financial and us.
Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004
The results for the year ended December 31, 2005 and 2004 included twelve months and nine months, respectively, of operations in the industrial plant engineering and equipment supply business. We acquired control of our industrial plant engineering and equipment supply business on March 31, 2004.
Based upon the yearly average exchange rates in 2005, the Canadian dollar increased by approximately 7.2% in value against the Euro and 7.4% in value against the United States dollar, compared to the yearly average exchange rates in 2004. As at December 31, 2005, the Canadian dollar increased by approximately 18.0% against the Euro and 3.2% against the United States dollar since December 31, 2004.
In 2005, revenues from our industrial plant engineering and equipment supply business increased by 104.9% to $384.1 million from $187.4 million in 2004. We consolidated a full year’s operating results of KHD Humboldt Wedag group in 2005, compared to only nine months in 2004 as KHD Humboldt Wedag group was acquired on March 31, 2004. While this increase reflects the consolidation of the full 2005 results as opposed to only nine months in 2004, the majority of the increase is attributable to the significant increase in the business levels in 2005.
The increase in revenues is associated with the increase in 2005 order intake to $502.5 million (€333 million) in 2005 over $383.2 million (€237 million) in the full year of 2004, or an 41% increase in terms of Euros. The majority of this order intake is in the cement business and originates from the emerging Asian and Middle Eastern markets which are being driven by GDP growth and infrastructure investments. Backlog at the close of 2005 also increased by 37% over 2004 to $371.7 million (€269 million).
In 2005, cost of revenues for our industrial plant engineering and equipment supply business increased to $332.3 million from $156.8 million in 2004. Its profit margin slightly decreased to 13.5% in 2005 from 16.4% in 2004. The increases in expenses reflect the incorporation of the full 2005 year’s expenses over the nine month expense total in 2004, increases associated with the significantly greater sales level in 2005, increases in the marketing and sales costs associated with generating over 40 % increases in order intake in 2005, and increased expenses associated with the creation of a more efficient holding structure to improve retained earnings. The slight decrease in margin is associated with the increase in the purchased equipment component of the revenues as certain customers require us to include some components not in our normal scope of supply.
We also earned other operating income of $11.7 million (comprising income from resource property of $5.2 million and income from real estate of $6.4 million) in 2005, as compared to $10.0 million in 2004. In 2005, income from real estate properties increased to $6.4 million from $4.6 million in 2004 as a result of 12 months results being included in 2005 compared to nine months in 2004.
General and administrative expenses increased to $32.3 million from $25.5 million in 2004. In 2004, we only included nine months’ general and administrative expenses from our industrial plant engineering and equipment supply business. On an annualized basis, there would be no material change in general and administrative expenses between 2005 and 2004.
In 2005, net interest expense increased to $1.4 million from $1.3 million in 2004. There was no material change.
In 2005, other income increased to $6.2 million from $1.3 million in 2004. Other net income in 2005 included a gain of $3.0 million on debt settlement with a third party. Other income also included foreign currency transaction gains of $1.9 million and $1.3 million for the years ended December 31, 2005 and 2004, respectively.
We recognised an income tax expense of $2.1 million in 2005, compared to an income tax benefit of $3.5 million in 2004. The effective tax rate was 5.8% in 2005. The increase in tax expense is primarily a result of utilization of future income tax assets, partially offset by the release of valuation allowance related to certain future income tax assets. As of December 31, 2005, we had non-capital tax losses carryforward of $114.5 million in Germany which have an indefinite life.
Minority interests increased to $6.2 million in 2005 from $5.9 million in 2004.
In 2005, our income from continuing operations was $27.8 million, or $2.04 per share on a basic basis ($2.03 per share on a diluted basis) and from discontinued operations was $6.4 million, or $0.47 per share on a basic basis ($0.47 per share on a diluted basis). In 2004, our income from continuing operations was $12.8 million, or $0.94 per share on a basic basis ($0.94 per share on a diluted basis) and from discontinued operations was $24.2 million, or $1.79 per share on a basic basis ($1.79 per share on a diluted basis).
Selected Annual Information Selected Financial Data
The following table summarizes selected consolidated financial data for our company prepared in accordance with Canadian generally accepted accounting principles for the five fiscal years ended December 31, 2006.
Selected Financial Data
(Stated in Canadian dollars — Calculated in accordance with Canadian GAAP)
(in thousands, other than per share amounts)
Fiscal Years Ended December 31

	2006	2005(1)	2004(1)		2003(1)		2002-
Revenues	$458,544	$384,050	$187,438		$—		$—
Operating income (loss)	42,937	31,158	15,133		(2,069)		(1,803)
Income (loss) from continuing operations	37,093	27,759	12,775		1,723		(1,572)
Income (loss) from discontinued operations	(1,620)	6,438	24,176		47,393		52,327
Income (loss) from continuing operations per share
Basic	2.46	2.04	0.94		0.13		(0.12)
Diluted	2.44	2.03	0.94	(1)	0.13	(1)	(0.12	)(1)
Income (loss) from discontinued operations per share
Basic	(0.11)	0.47	1.79		3.63		4.05
Diluted	(0.11)	0.47	1.79	(1)	3.63	(1)	4.05	(1)
Net income	35,473	34,197	36,951		49,116		50,755
Net income per share
Basic	2.35	2.51	2.73		3.76		3.93
Diluted	2.33	2.50	2.73	(1)	3.76	(1)	3.93	(1)
Total assets	748,032	609,831	603,699		404,577		446,574
Net assets	344,644	305,872	298,731		223,273		291,041
Long-term debt, less current portion	16,048	5,968	8,019		16,340		21,509
Shareholders’ equity	318,464	284,783	269,421		218,447		285,290
Capital stock, net of treasury stock	63,988	72,847	71,512		61,891		70,269
Weighted average common stock outstanding, diluted (in thousands of shares)	15,208	13,755	13,520		13,055		12,931

(1)	The disposition of our company’s financial services segment in 2006 resulted in discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change. Please refer to the discussion in Note 3 to our audited consolidated financial statements. In 2006, we reported discontinued operations and, accordingly, we reclassified all years presented to give effect to the comparative presentation of those discontinued operations. We use income before discontinued operations as the control number in determining whether potential common shares are dilutive or anti-dilutive for purposes of computed diluted earnings per share for each year presented. Because we are reclassifying prior years’ financial statements for the presentation of discontinued operations, diluted earnings per share may not be consistent with that which was originally presented.
Liquidity and Capital Resources
The following table is a summary of selected financial information concerning our company for the periods indicated. The disposition of our company’s financial services segment in 2006 resulted in discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change. Please refer to Note 3 to our audited consolidated financial statements.

	December 31,		December 31,
	2006	2005	2006	2005
	(U.S. Dollars in thousands)		(Canadian Dollars in thousands)
	(for information)
Cash and cash equivalents	$204,678	$94,667	$238,511	$110,372
Restricted securities	16,180	21,500	18,855	25,067
Total assets	641,920	523,054	748,032	609,831
Long-term debt, less current portion	13,772	5,119	16,048	5,968
Shareholders’ equity	273,288	244,259	318,464	284,783
We maintain a high level of liquidity, with a substantial amount of our assets held in cash and cash equivalents, and securities. The highly liquid nature of these assets provides us with flexibility in managing our business and financing.
As at December 31, 2006, our total assets increased to $748.0 million from $609.8 million as at December 31, 2005, primarily as a result of profitable operations in 2006 and long-term borrowing from a bank. At December 31, 2006, our cash and cash equivalents were $238.5 million, compared to $110.4 million at December 31, 2005. The increase is primarily due to profitable operations in 2006 as well as proceeds from the sale of MFC Merchant Bank and long term borrowing from a bank. As at December 31, 2006, we had short-term securities of $4.8 million, compared to $2.5 million as at December 31, 2005. As at December 31, 2006, our long-term debt, less current portion, was $16.0 million, compared to $6.0 million as at December 31, 2005.
We have credit facilities of up to a maximum of $351.6 million (€228.6 million) with banks which issue performance bonds. The credit facilities relate to our industrial plant engineering and equipment supply business contracts. As of December 31, 2006, $133.7 million (€86.9 million) of the available credit facilities had been committed and there are no claims outstanding against the credit facilities. As at December 31, 2006, cash of $18.9 million (€12.3 million) has been collateralized against these credit facilities and the banks charge 0.7% to 0.8% for issuing performance bonds. We are required to meet certain covenants as stipulated in the credit facilities.
As at December 31, 2006, we had debt maturities of $5.3 million in 2007 and $1.4 million in 2008. We expect such maturing debt to be satisfied primarily from the industrial plant engineering and equipment supply business, cash on hand and cash flow from operations. Much of the maturing debt may either subsequently be made re-available to us by the applicable financial institution or we may replace such facilities with similar facilities depending upon our trading and capital requirements. For more information, see Notes 12 and 13 to our audited consolidated financial statements.
Management believes that our company has adequate capital resources and liquidity for operations and capital expenditures for the short to long-term.

Operating Activities
In 2006, operating activities provided cash of $55.4 million, compared to $66.2 million in 2005. In general, the decrease in the cash flows from operating activities in 2006 from 2005 is primarily associated with an increase in our business activities during 2006 resulting in an increase in our working capital assets, which was partially offset by an increase in our working capital liabilities. A decrease in restricted cash provided cash of $8.4 million in 2006, compared to $14.0 million cash used in 2005. An increase in receivables used cash of $36.6 million in 2006, compared to $13.4 million in 2005. An increase in inventories used cash of $50.7 million in 2006, compared to $38.7 million in 2005. An increase in accounts payable and accrued expenses provided cash of $100.7 million in 2006, compared to $72.4 million in 2005. An increase in contract deposits, prepaid and other used cash of $12.6 million, compared to $5.4 million cash provided in 2005. There was no cash change in real estate held for sale in 2006, compared to a decrease providing cash of $2.4 million in 2005. The increases in cash used in receivables, inventories, contract deposits, prepaid and other, and accounts payable and accrued expenses reflected the increase in business volume of our industrial plant engineering and equipment supply.
We expect to generate sufficient cash flow from operations to meet our working capital and other requirements in the next twelve months.
Investing Activities
In 2005, a net decrease in loans provided cash of $6.5 million, and there was no activity in 2006. In 2006, we received cash of $31.1 million from the disposition of MFC Merchant Bank and expect to collect the remaining balance of $18.3 million in 2007. In 2006, purchases of subsidiaries, net of cash acquired, used cash of $9.0 million compared to $4.1 million in 2005. We incurred capital expenditures of $2.9 million in 2006, compared to $2.6 million in 2005. Investing activities provided cash of $18.2 million in 2006, compared to $0.1 million used in 2005.
Financing Activities
Net debt borrowing provided cash of $12.3 million in 2006, compared to net debt repayment of $7.8 million in 2005. Net cash provided by financing activities was $12.5 million in 2006, compared to $8.3 million used in 2005.
We had no material commitments to acquire assets or operating businesses at December 31, 2006. We anticipate that there will be acquisitions of businesses or commitments to projects in the future.
Discontinued Operations
Our discontinued operations used cash of $94.5 million in 2006, compared to $22.7 million in 2005, primarily as a result of the cash disposed of in connection with the distribution of Mass Financial and the disposition of MFC Merchant Bank in 2006. We will start to receive a cash dividend on the preferred shares of Mass Financial, commencing in December 2007.
Foreign Currency
Substantially all of our operations are conducted in international markets and our consolidated financial results are subject to foreign currency exchange rate fluctuations.
We translate assets and liabilities of our foreign subsidiaries whose functional currencies are other than Canadian dollars into Canadian dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at the average rate of exchange prevailing during the period. Unrealized gains or losses from these translations, or currency translation adjustments, are recorded under the shareholders’ equity section on the balance sheet and do not affect the net earnings as reported in our consolidated statements of income. As our revenues are received in Euros and U.S. dollars, our financial position for any given period, when reported in Canadian dollars, can be significantly affected by the fluctuation of the exchange rates for Euros and U.S. dollars during that period.

Based upon the yearly average exchange rates in 2006, the Canadian dollar increased by approximately 6.0% in value against the Euro and 6.8% in value against the U.S. dollar, compared to the yearly average exchange rates in 2005. As at December 31, 2006, the Canadian dollar decreased by approximately 10.2% against the Euro but increased by 0.1% against the U.S. dollar since December 31, 2005.
In the year ended December 31, 2006, we reported approximately a net $6.2 million currency translation adjustment gain and, as a result, our cumulative currency translation adjustment loss at December 31, 2006 was $0.3 million, compared to a cumulative loss of $32.4 million at December 31, 2005, after elimination of currency translation adjustment of $25.9 million relating to Mass Financial on disposition of our interest.
We use derivative foreign exchange contracts to manage our exposure to foreign currency exchange rate risks. For more information, see the section entitled “Financial and Other Instruments”.
Derivative Instruments
Derivatives are financial instruments, the payments of which are linked to the prices, or relationships between prices, of securities or commodities, interest rates, currency exchange rates or other financial measures. Derivatives are designed to enable parties to manage their exposure to interest rates and currency exchange rates, and security and other price risks. We use derivatives to manage our foreign currency exchange exposure for our own account. For more information, see the section entitled “Financial and Other Instruments”.
Inflation
We do not believe that inflation has had a material impact on our revenues or income over the past three fiscal years. However, increases in inflation could result in increases in our expenses, which may not be readily recoverable in the price of services provided to our clients. To the extent inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our financial position and profitability.
Application of Critical Accounting Policies
The preparation of financial statements in conformity with generally accepted accounting principles requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.
Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies, described below, that are the most important to the portrayal of our current financial condition and results of operations. Our significant accounting policies are disclosed in Note 1 to our audited consolidated financial statements.
Revenue Recognition
The majority of the contracts and services in our industrial plant engineering and equipment supply business are long-term and we use the percentage-of-completion method to measure and recognize the revenue and related costs. The major challenges in using the percentage-of-completion method accounting are to accurately measure the extent to which the contracts are being finished, and to assess collectibility of the revenue and/or the recoverability of the costs incurred. Generally, we rely on our in-house technical specialists to estimate the progress of the contract, our finance and engineering departments to work out the cost analysis and the budget, and our credit department to assess the credit of the customers. All these analyses involve estimates and value judgments. The accurate profit amount is not known until the contract is completed and the bill is collected. If a loss is expected on a contract-in-progress from our teamwork analysis, such loss will be recognized in the income statement immediately.

Provisions for Assets Held for Sale
We have assets held for sale in our normal operating cycle. The assets held for sale consist of commodity investments, inventories and real estate held for sale.
Our inventories consist of construction raw materials, work-in-progress and finished goods. The management must make estimates about their pricing when establishing the appropriate provisions for inventories.
For the construction raw materials and work-in-progress, we make estimates and assess their pricing on individual contract basis using the teamwork approach. Please refer to “Revenue Recognition” under “Application of Critical Accounting Policies”. For the finished goods, the estimated net selling price is the most important determining factor. However, the management also considers whether there are any alternatives to enhance the value of the finished goods, for example, by using the finished goods in another product or contract so as to increase the value of such other product or contract.
We also have real estate held for sale. We are actively marketing the real estate. When the management makes an estimate on the fair value of the real estate, we usually take into consideration the recent land sales in neighbouring areas. However, the current market price of the real estate may be negatively affected by the local economic conditions. We may consider such as a temporary decline in value. When making a provision amount, we assess the medium- to long-term general and local economic trends. We also consider the short- and medium-term city planning and development where our property is situated. Since we have sufficient financial resources to adopt the hold-and-wait approach, we do not consider an allowance for real estate held for sale until we decide that the decline in value is other than temporary.
Valuation of Securities
Short-term securities are carried at the lower of aggregate cost or current market value, with the unrealized loss included in the results of operations.
When there has been a loss in value of a long-term security that is other than a temporary decline, the security will be written down to recognize the loss. The write-down is included in the determination of income.
In determining whether the decline in value is other than temporary, quoted market price is not the only deciding factor, particularly for thinly traded securities, large block holdings and restricted shares. We consider, but such consideration is not limited to, the following factors: trend of the quoted market price and trading volume; financial position and results for a period of years; liquidity or going concern problems of the investee; changes in or reorganization of the investee and/or its future business plan; outlook of the investee’s industry; the current fair value of the investment (based upon an appraisal thereof) relative to its carrying value; and our business plan and strategy to divest the security or to restructure the investee.
Warranty Costs
We provide a warranty to our customers for the contracts and services in our industrial plant engineering and equipment supply business. The amount of the warranty liability reflects the estimate of the expected future costs of our obligations under the warranty, which is based on the historical material replacement costs and the labor costs, the past history of similar work, the opinion of our legal counsel and technical specialists and their interpretation of the contracts. If any of these factors change, revision to the estimated warranty liability may be required.
Pension Benefits
Our industrial plant engineering and equipment supply business in Germany maintains a defined benefits plan for its employees who were employed prior to year 1997. Employees hired after 1996 are not entitled to such benefits. The employees are not required to make contribution to the plan. We rely on the actuarial report to record the pension costs and pension liabilities. The actuarial report is prepared every year as at December 31. The report is compiled and prepared, based on certain assumptions, namely, demographic assumptions and financial assumptions. The variables in the actuarial computation include, but not limited to, the following: demographic assumptions about the future characteristics of the employees (and their dependants) who are eligible for benefits, the discount rate and future salary. Certain variables are beyond our control and any change in one of these variables may have a significant impact on the estimate of the pension liability.
Under German law, the pension liability is a unsecured claim and does not rank in priority to any other unsecured creditors. The pension liability is non-recourse to our company.
Income Taxes
Management believes that it has adequately provided for income taxes based on all of the information that is currently available. The calculation of income taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations, which are constantly changing.
Our tax filings are also subject to audits, which could materially change the amount of current and future income tax assets and liabilities. Any change would be recorded as a charge or a credit to income tax expense. Any cash payment or receipt would be included in cash from operating activities.
Changes in Accounting Policies including Initial Adoption
For the new Canadian and United States accounting standards, please refer to Note 1 and 22, respectively, to the audited consolidated financial statements in our Annual Report on Form 20-F, as filed with the United States Securities and Exchange Commission on April 3, 2007. There were no significant changes or adoptions of accounting policies in 2006 and 2005 which had a significant impact upon our financial statements, other than the adoption of Financial Accounting Standard Board’s Statement 123(R) for US GAAP purposes during the year ended December 31, 2006.
Of-balance Sheet Arrangements
We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.
In the normal course of business, we enter into agreements which meet the definition of a guarantee pursuant to Accounting Standards Board’s AcG 14, Disclosure of Guarantees. The guarantees outstanding as of December 31, 2006 are described in the next paragraph.
We had provided a five-year guarantee expiring August 2007 to a former affiliate with respect to a $1.7 million asset sale transaction. During 2006, we entered into three payment guarantee agreements whereby we guaranteed the payment obligations of a former subsidiary up to the lesser of (i) the amounts owed by the former subsidiary and (ii) the purchase price of an aggregate 4,650 metric tons of zinc metal calculated in accordance with the payment guarantee agreements. All agreements expired on or before March 15, 2007. We have provided a payment guarantee up to $1.2 million plus interest and expenses to a former subsidiary which was sold to a 27.8% equity method investee in 2005 and the equity method investee is currently 27.8% owned by Mass Financial. This payment guarantee expired on March 1, 2007. We have also provided a payment guarantee up to $0.3 million plus interest and expenses to another former subsidiary.
We have credit facilities of up to a maximum of $351.6 million with banks which issue performance bonds. The credit facilities relate to our industrial and engineering contracts. As of December 31, 2006, $133.7 million of the available credit facilities amount has been committed and there are no claims outstanding against the credit facilities.

Tabular Disclosure of Contractual Obligations

	Payments Due by Period
	(Canadian dollars in thousands)
Contractual Obligations as	Less than	2 - 3	4 - 5	More than
at December 31, 2006	1 Year	Years	Years	5 Years	Total
Long-term debt obligations(1)	$5,356	$3,551	$12,497	$—	$21,404
Operating lease obligations	3,839	3,134	3,084	6	10,063
Purchase obligations(2)	214,921	—	—	—	214,921
Other long-term liabilities reflected on the Company’s balance sheet under GAAP(3)	1,817	727	—	—	2,544

Total	$225,933	$7,412	$15,581	$6	$248,932

(1)	Principal amounts only

(2)	Purchases for industrial and engineering contracts

(3)	Not including pension obligations
Transactions with Related Parties
Other than as disclosed herein, to the best of our knowledge, there have been no material transactions or loans, between January 1, 2006 and March 15, 2007, between our company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.
In the normal course of operations, we enter into transactions with related parties which include, among others, affiliates whereby we have a significant equity interest (10% or more) in the affiliates or have the ability to influence the affiliates’ operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. These related party transactions are measured at the exchange value, which represents the amount of consideration established and agreed to by all the parties.
Continuing Operations
During 2004, one of our subsidiaries sold real estate properties to a corporation in which our subsidiary owns approximately 19%. The majority shareholder of the purchaser corporation placed cash deposits and other securities with our former banking subsidiary. We had an irrevocable right to deduct the purchase price from the cash deposits and other securities account. The sale resulted in a gain of $2.3 million and we had a receivable of $10.2 million at December 31, 2005. The receivable was non-interest bearing and secured by the cash deposits and other securities account and the real estate sold. Neither our company nor our subsidiaries had any continuing involvement with the property sold. During 2006, our company and the affiliated corporation agreed to cancel the sale and we recognized a loss of $2.1 million. The difference in amounts recognized in 2005 and 2006 was due to the fluctuation of exchange rates.
During 2006, 2005 and 2004, we earned dividends of $4.2 million, $5.2 million and $5.4 million, respectively, on preferred shares of stock in an affiliate of which $nil and $0.3 million is included in receivables at December 31, 2006 and 2005, respectively. In addition, we earned dividends of $0.2 million, $nil and $nil on common shares of an affiliate in 2006, 2005 and 2004, respectively.

During 2006, 2005 and 2004, we recognized fee income in the normal course from affiliates amounting to $1.7 million, $0.4 million and $0.1 million.
During 2006, 2005 and 2004, we recognized equity income of $0.6 million, $0.7 million and $nil, respectively, from our equity method investees. We recognized interest income of $0.5 million, $nil and $nil from affiliates and paid interest expense of $0.3 million, $nil and $nil to affiliates in 2006, 2005 and 2004, respectively. We paid research and development expense of $1.1 million, $nil and $nil to an affiliate in 2006, 2005 and 2004, respectively.
As at December 31, 2006, we maintained cash deposits of $4.9 million with MFC Merchant Bank. We had $5.7 million and $10.5 million due from affiliates and $4.4 million and $2.8 million due to affiliates as at December 31, 2006 and 2005, respectively. In addition, we had a long-term liability of $nil and $0.3 million payable to an affiliate at December 31, 2006 and 2005, respectively. We recognized an impairment charge of $2.4 million on our loan to an affiliate in 2006.
During 2006, we agreed to pay the Chief Executive Officer’s expenses as part of his short-term employment arrangement. As a result of an amendment to the Chief Executive Officer’s employment arrangement in January 2007, the Chief Executive Officer agreed to reimburse us for such expenses and as a result we had a receivable of $0.3 million (which was included in receivables due from affiliates) as at December 31, 2006. The Chief Executive Officer repaid the amount in full in February 2007.
During 2006, we purchased 590,082 common shares in a non-wholly-owned Canadian subsidiary by issuance of 85,000 common shares and paid to Mass Financial a fee of $157,000, paid in 3,723 common shares included in of the total 85,000 common shares issued. During 2006, we and Cade also paid Mass Financial total fees of $0.8 million in connection with management services with respect to Mass Financial’s review, supervision and monitoring of the resource property.
Discontinued Operations
In the normal course of commodities trading transactions we purchased commodities from and sold commodities to our affiliates. We sold $2.3 million to affiliates and purchased $11.9 million from affiliates during the month of January 2006. We sold $2.7 million to two affiliates during 2005. We sold $0.9 million and purchased $19.6 million from an affiliate during 2004. Our company’s interest in the affiliate was sold in July 2004 and it was not related after that date. We also purchased $11.5 million from another affiliate during 2004.
During 2006, 2005 and 2004, we recognized fee income in the normal course from affiliates amounting to $0.7 million, $3.5 million and $3.9 million.
During 2006, 2005 and 2004, we recognized equity income of $0.1 million, $3.3 million and $1.2 million, respectively, from our equity method investees. During 2005, we recognized $0.6 million expense reimbursement from and $17,000 interest expense to an equity method investee which subsequently became a subsidiary in the same year. During 2005, we sold a wholly-owned subsidiary to another equity method investee (currently 27.8% owned by Mass Financial) for a total consideration of $12.3 million, consisting of cash of $5.9 million and promissory note of $6.3 million. We recognized a gain of $8.9 million and the promissory note receivable had $5.9 million outstanding as at December 31, 2005. We recognized interest income of $43,000, $0.2 million and $nil from affiliates and paid interest expense of $46,000, $18,000 and $nil to affiliates in 2006, 2005 and 2004, respectively.
In November 2006, we completed the disposition of our equity interest in MFC Merchant Bank to a wholly-owned subsidiary of Mass Financial. The consideration was determined by reference to the carrying value of our investment in MFC Merchant Bank as of September 30, 2006 of $77.9 million and comprised cash of $38.8 million ($31.1 million paid in November 2006 and $7.7 million to be paid on or before the day which is the earlier of 30 calendar days after (i) the date on which the triggering event (as defined) has occurred and (ii) March 31, 2007), a short-term promissory note of $8.0 million due November 2007 bearing interest at 5% per annum and 790,000 of our common shares valued at initial share value of $31.1 million. The initial valuation of 790,000 shares of our common stock is subject to an adjustment which equals to the positive balance, if any, between the initial share value and the market price on the payment date. The wholly-owned subsidiary of Mass Financial has a put option to sell 9.9% common shares in MFC Merchant Bank to us for $7.7 million on the payment date. MFC Merchant Bank is a Switzerland-based bank and its business is subject to the supervision of the banking commission in Switzerland.
Fourth Quarter — Unaudited
The revenue for the fourth quarter of fiscal 2006 increased by 50.2% to $187.2 million from $124.6 million for the fourth quarter in 2005, primarily due to increases in business activities in Indian and U.S. markets. Revenue was strong throughout 2006 and growth for 2007 is encouraging, particularly in Eastern European, Russian, Indian and U.S. markets. We expect that we will expand our business activities in our industrial plant engineering and equipment supply business in Asia which will also be a focus of our future plans.
In the fourth quarter of 2006, cost of revenues for our industrial plant engineering and equipment supply business increased to $156.8 million from $105.5 million in 2005. The profit margin slightly increased to 16.2% in 2006 from 15.3% in 2005. The increase in cost of revenues is a result of the increase in our revenues. The increase in profit margin is associated with the expanded use of our low cost platforms and the result of our global procurement initiatives.
We also earned other operating income of $2.2 million (comprising $3.1 million income from resource property and $1.0 million loss from rental properties) in the fourth quarter of 2006, as compared to $0.3 million in 2005. In the fourth quarter of 2006, loss from real estate properties decreased to $1.0 million from $1.2 million in 2005. The loss arose as a result of the sales of real estate properties. In the fourth quarter of 2006, we recognized a loss of $2.1 million on a cancellation of a property sale in 2004.
In the fourth quarter of 2006, general and administrative expenses, excluding stock based compensation, increased to $12.9 million from $6.5 million in 2005, an increase of 98%. The increase is primarily linked to an increase in our business activities. In the fourth quarter of 2006, stock based compensation expense increased to $1.0 million from $nil in 2005, primarily as a result of the stock options that were granted during 2006.
In the fourth quarter of 2006, net interest income increased to $1.6 million (interest income of $2.4 million less interest expense of $0.8 million) as compared to net interest expense of $0.5 million (interest income of $0.9 million less interest expense of $1.4 million) in 2005. The increase in interest income was a result of a higher cash position resulting from our profitable operations, proceeds from sale of MFC Bank and long term debt borrowing.
In the fourth quarter of 2006, other income increased to $2.4 million from $0.9 million in 2005. Other income in the fourth quarter of 2006 included net gains of $0.6 million on the sale of securities. Other income also included currency transaction gains of $2.3 million and a loss of $0.1 million in the fourth quarter of 2006 and 2005, respectively.
Minority interests increased in the fourth quarter of 2006 to $2.3 million from $1.8 million in 2005 as a result of a higher income generated in our non-wholly owned subsidiaries.
In the fourth quarter of 2006, our income from continuing operations was $14.3 million, or $0.95 per share on a basic basis ($0.94 per share on a diluted basis) and loss from discontinued operations was $1.8 million, or $0.12 per share on a basic basis ($0.12 per share on a diluted basis). In the fourth quarter of 2005, our income from continuing operations was $12.5 million, or $0.92 per share on a basic basis ($0.91 per share on a diluted basis) and loss from discontinued operations was $6.8 million, or $0.50 per share on a basic basis ($0.49 per share on a diluted basis).
Financial and Other Instruments
We are exposed to market risks from changes in interest rates, foreign currency exchange rates and equity prices which may affect our results of operations and financial condition and, consequently, our fair value. We manage these risks through internal risk management policies as well as the use of derivative instruments. We use derivative instruments to manage our exposure to currency exchange rate risks. The use of derivative instruments depends on our management’s perception of future economic events and developments. These types of derivative instruments are generally highly speculative in nature. They are also very volatile as they are highly leveraged given that margin requirements are relatively low in proportion to notional amounts.
Many of our strategies, including the use of derivative instruments and the types of derivative instruments selected by us, are based on historical trading patterns and correlations and our management’s expectations of future events. However, these strategies may not be fully effective in all market environments or against all types of risks. Unexpected market developments may affect our risk management strategies during this time, and unanticipated developments could impact our risk management strategies in the future. If any of the variety of instruments and strategies we utilize are not effective, we may incur losses.
Derivatives
As of December 31, 2006 and 2005, we had foreign currency forward contracts and options with aggregate notional amount of $21,898 and $nil, respectively, with the purpose of covering our payment obligations to the trade suppliers and our export trades receivable. We did not recognize any gain or loss in 2006 and 2005.
Interest Rate Risk
Fluctuations in interest rates may affect the fair value of fixed interest rate financial instruments sensitive to interest rates. An increase in market interest rates may decrease the fair value of our financial instrument assets and increase the fair value of our financial instrument liabilities. A decrease in market interest rates may increase the fair value of our financial instrument assets and decrease the fair value of our financial instrument liabilities. Unsecured loans are subject to interest rate risk. An increase in interest rates may increase the risk of defaults on loans. However, since our loans are collateralized and the majority of our loans are at a fixed interest rate, we do not consider that these loans are subject to interest rate risk. Our financial instruments which may be sensitive to interest rate fluctuations are investments, loans, note receivable, long-term payable and debt obligations. The following tables provide information about our exposure to interest rate fluctuations for the carrying amount of financial instruments that may be sensitive to such fluctuations as at December 31, 2006 and 2005, respectively, and expected cash flows from these instruments.

As at December 31, 2006
(in thousands)
			Expected Cash Flow(1)
	Carrying	Fair
	Value	Value	2007	2008	2009	2010	2011	Thereafter

Investments(2)	$90,866	$90,866	$4,031	$4,031	$4,031	$4,031	$10,089	$139,241
Note receivable	8,000	8,000	8,376	—	—	—	—	—
Long-term payable	2,545	2,545	1,875	772	—	—	—	—
Debt obligations	15,246	15,246	1,080	434	2,550	306	12,803	—

(1)	Including interest and dividends where applicable.

(2)	Investments consist of investment in the preferred shares of a former subsidiary, net.

As at December 31, 2005
(in thousands)
			Expected Cash Flow(1)
	Carrying	Fair
	Value	Value	2006	2007	2008	2009	2010	Thereafter

Investments(2)	$34,936	$34,936	$4,900	$4,900	$4,900	$4,900	$4,900	$34,936
Loans(3)	6,820	6,820	306	478	478	478	478	10,213
Debt obligations	9,708	9,786	4,286	153	460	2,720	307	4,709

(1)	Including interest and dividends where applicable.

(2)	Investments consist of debt securities and preferred stock.

(3)	Unsecured loans.
Foreign Currency Exchange Rate Risk
Our reporting currency is the Canadian dollar. We hold financial instruments primarily denominated in U.S. dollars and Euros. A depreciation of such currencies against the Canadian dollar will decrease the fair value of our financial instrument assets and liabilities. An appreciation of such currencies against the Canadian dollar will increase the fair value of our financial instrument assets and liabilities. Our financial instruments which may be sensitive to foreign currency exchange rate fluctuations are investments, loans, long-term receivable and debt obligations. The following tables provide information about our exposure to foreign currency exchange rate fluctuations for the carrying amount of financial instruments that may be sensitive to such fluctuations as at December 31, 2006 and 2005, respectively, and expected cash flows from these instruments:

As at December 31, 2006
(in thousands)
			Expected Cash Flow(1)
	Carrying	Fair
	Value	Value	2007	2008	2009	2010	2011	Thereafter

Investments(2)	$2,285	$2,285	$1,713	—	—	—	—	$572
Long-term receivable(3)	10,346	10,346	215	8,767	1,841	—	—	—
Debt obligations(4)	22,036	22,036	6,656	1,881	2,550	306	12,803	—

(1)	Including interest and dividends where applicable.

(2)	Investments consist of and equity securities, which are denominated in U.S. dollars, Euros or Indian rupees.

(3)	Long-term receivables are denominated in Euros.

(4)	Debt obligations consist of the bonds and other debt, all of which are denominated in U.S. dollars or Euros.

As at December 31, 2005
(in thousands)
			Expected Future Cash Flow(1)
	Carrying	Fair
	Value	Value	2006	2007	2008	2009	2010	Thereafter

Investments(2)	$3,047	$3,047	$2,499	—	—	—	—	$548
Loans(3)	9,311	9,311	2,935	478	478	478	478	10,213
Debt obligations(4)	9,708	9,786	4,286	153	460	2,720	307	4,709

(1)	Including interest and dividends where applicable.

(2)	Investments consist of debt securities and equity securities, both of which are denominated in U.S. dollars or Euros.

(3)	Loans are denominated in U.S. dollars or Euros.

(4)	Debt obligations consist of the bonds and other debt, all of which are denominated in U.S. dollars or Euros.
Equity Price Risk
Changes in trading prices of equity securities may affect the fair value of equity securities or the fair value of other securities convertible into equity securities. An increase in trading prices will increase the fair value and a decrease in trading prices will decrease the fair value of equity securities or instruments convertible into equity securities. Our financial instruments which may be sensitive to fluctuations in equity prices are investments. The following tables provide information about our exposure to fluctuations in equity prices for the carrying amount of financial instruments sensitive to such fluctuations as at December 31, 2006 and 2005, respectively, and expected cash flows from these instruments:

As at December 31, 2006
(in thousands)
			Expected Cash Flow(1)
	Carrying
	Value	Fair Value	2007	2008	2009	2010	2011	Thereafter

Investments(2)	$96,304	$96,304	$8,822	$4,031	$4,031	$4,031	$10,089	$113,675

(1)	Including interest and dividends where applicable.

(2)	Investments consist of equity securities and preferred shares in a former subsidiary, net.

As at December 31, 2005
(in thousands)
			Expected Future Cash Flow(1)
	Carrying
	Value	Fair Value	2006	2007	2008	2009	2010	Thereafter

Investments(2)	$37,983	$37,983	$7,399	$4,900	$4,900	$4,900	$4,900	$35,484

(1)	Including interest and dividends where applicable.

(2)	Investments consist of equity securities.
Proposed Transactions
We entered into an arrangement agreement (the “Arrangement”) with Sasamat Capital Corporation providing for the acquisition of all of Sasamat’s outstanding common shares (the “Sasamat Shares”). If the acquisition is completed, Sasamat will become a wholly-owned subsidiary. In the proposed Arrangement, Sasamat shareholders will exchange their Sasamat Shares for shares of our common stock on the basis of 0.115 shares of our common stock for each

Sasamat Share held, subject to adjustment based upon any change greater than 2% in the value of the shares of our common stock that may have occurred as of the last trading day prior to the effective date of the Arrangement.
The Arrangement is to be approved by two-thirds of the votes cast by Sasamat’s shareholders and a majority of votes cast by Sasamat’s minority shareholders, as the Arrangement is a “going private transaction” and a “related party transaction” within the meaning of Policy Q-27 of the Autorité des Marchés Financiers. Accordingly, the Sasamat Shares held by us and our subsidiaries will not be counted on the vote made by our minority shareholders to approve the Arrangement. Sasamat’s shareholder meeting is scheduled to be held on May 22, 2007.
In March 2007, we entered into an Arrangement Agreement with SWA REIT Ltd., whereby, in the proposed arrangement, we agreed to transfer real estate assets which we hold for development and sale to Altmark Real Estate Investment Trust Ltd., a wholly-owned subsidiary, to transfer Altmark Real Estate Investment Trust to SWA REIT Ltd. and then to distribute 90% of the common shares of SWA REIT Ltd. to all of our shareholders. The real estate assets are not complimentary to the industrial plant engineering and equipment supply business. The proposed distribution will not change the economic interests of our shareholders in the assets of our company.
Outstanding Share Data
Our shares are quoted for trading on the NASDAQ Global Select Market System under the symbol “KHDH”. As at December 31, 2006, the share capital of our company was as follows:

Class of shares	Par Value	Number Authorized	Number Issued

Common	No Par Value	Unlimited	14,733,191(1)

(1)	Based on our audited consolidated financial statements. This number did not include 939,749 common shares owned by two wholly-owed subsidiaries and 407,499 common shares repurchased, but not yet cancelled, during the year ended December 31, 2006.
As at December 31, 2006, our company had the following bonds, options and warrants outstanding:

Exercise/Conversion
Type	Amount/Number	Price	Expiry Date

4.4% Convertible Unsecured Subordinated Bonds	Principal amount of €2,523,184(1)	See footnote (2)	December 31, 2019
Options	Nil	Nil	Nil
Warrants	Nil	Nil	Nil

(1)	This number does not include €6,786,436 principal amount of Bonds held by a wholly-owned subsidiary of the Company.

(2)	The Bonds are convertible into common shares of our company as follows: (i) €18.23 if the Bonds are converted after June 30, 2005 but on or before June 30, 2006, (ii) €19.14 if the Bonds are converted after June 30, 2006 but on or before June 30, 2007, (iii) €20.09 if the Bonds are converted after June 30, 2007 but on or before June 30, 2008, (iv) €21.10 if the Bonds are converted after June 30, 2008 but on or before June 30, 2009 and (v) €22.15 if the Bonds are converted after June 30, 2009.
Disclosure Controls And Procedures
We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in provincial securities legislation. We evaluated our disclosure controls and procedures as defined under Multilateral Instrument 52-109 as at December 31, 2006. This evaluation was performed by our Chief Executive Officer and Chief Financial Officer with the assistance of other employees to the extent necessary and appropriate. Based on this evaluation, our Chief

Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.
Internal Controls Over Financial Reporting
We maintain internal controls over financial reporting which have been designed to provide reasonable assurance of the reliability of external financial reporting in accordance with US GAAP as required by Multilateral Instrument 52-109.
Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13(a) — 15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:
1.      pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets and our consolidated entities;
2.      provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of our company are being made only in accordance with authorizations of management and our directors; and
3.      provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the consolidated financial statements.
Because of its inherent limitations, no system of internal control over financial reporting, including those determined to be effective, may prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2006. In conducting this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on this evaluation, management concluded that, as of December 31, 2006, our company’s internal control over financial reporting was effective.
There were no changes in our internal control over financial reporting that occurred since the beginning of our fourth quarter to the date of this document that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.
Risk Factors and Uncertainties
An investment in our company involves a number of risks. You should carefully consider the following risks and uncertainties in addition to other information in this annual report in evaluating our company and our business before making any investment decision in regards to the shares of our company’s common stock. Our business, operating and financial condition could be harmed due to any of the following risks. The risks described below are not the only ones facing our company. Additional risks not presently known to us may also impair our business operations.

Risk Factors Relating to Our Industrial Plant Engineering and Equipment Supply Business
A downturn in the economy could reduce the demand for our industrial plant engineering and equipment supply business and therefore may have a material adverse effect on our financial results.
The industrial plant engineering and equipment supply industry is cyclical in nature. It tends to reflect and be amplified by general economic conditions, both domestically and abroad. Historically, in periods of recession or periods of minimal economic growth, the operations underlying industrial plant engineering and equipment supply companies have been adversely affected. Certain end-use markets for clinker, cement and coal, such as the industrial plant engineering and equipment supply and commercial sectors, experience demand cycles that are highly correlated to the general economic environment, which is sensitive to a number of factors outside of our control. A recession or a slowing of the global economy, or a decrease in commercial and industrial demand for our services and products, could have a material adverse effect on our financial results. In addition, during recessions or periods of slow growth, the construction industries typically experience major cutbacks in production which may result in decreased demand for our services. Because we generally have high fixed costs, our profitability is significantly affected by decreased output and decreases in requests for the design and construction of plants or equipment that produce or process clinker, cement, clean coal and various minerals. Reduced demand and pricing pressures will adversely affect our financial condition and results of operations. We may not be able to predict the timing, extent and duration of the economic cycles in the markets in which we operate.
Our annual and quarterly operating results vary from period to period and therefore may have a material adverse effect on our financial results.
Our annual and quarterly operating results vary from period to period as a result of the level and timing of customer orders, fluctuations in materials and other costs, completion of contracts and the relative mix of revenue. The level and timing of customers’ orders will vary due to customer budgets, variation in demand for their products and general economic conditions. Our annual and quarterly operating results are also affected by capacity utilization and other factors, including price competition, operational effectiveness and efficiency, the degree of automation used, the ability to manage labour and assets effectively, the timing of expenditures in anticipation of forecasted sales levels, the timing of acquisitions and related integration costs, customer delivery requirements, shortages of components or labour, the impact of foreign exchange fluctuations, and other factors. Any substantial variation in any of our annual or quarterly operating results may have a material adverse effect on our financial results.
Any significant disruption of our operations may harm our business reputation and cause an adverse effect on our financial results.
Breakdown of equipment or other events, including catastrophic events such as natural disasters, leading to interruptions at any of our facilities or at any of the facilities or areas at which we are providing services, could have a material adverse effect on our financial results. Further, because many of our customers are, to varying degrees, dependent on planned deliveries, customers that are forced to reschedule their own production due to such delays could pursue financial claims against us. We may incur costs to correct any of these events, in addition to facing claims from customers or third parties dependent upon the delivery of our services or products. Further, if any of these events occur and we are forced to delay the delivery of our services, then our reputation among actual and potential customers may be harmed, potentially resulting in a loss of business. While we maintain insurance policies covering, among other things, physical damage, business interruptions and product liability, these policies may not cover all of our losses and we could incur uninsured losses and liabilities arising from such events, including damage to our reputation, loss of customers and suffer substantial losses in operational capacity, any of which could have a material adverse effect on our financial results.
We are exposed to political, economic, legal, operational and other risks as a result of our global operations, which may negatively effect our business, results of operations, financial condition and cash flow.
In conducting our business in major markets around the world, we are, and will continue to be, subject to financial, business, political, economic, legal, operational and other risks that are inherent in operating in other countries. We operate on a global basis, in both developed and underdeveloped countries. In addition to the business risks inherent in developing a relationship with a newly emerging market, economic conditions may be more volatile, legal and regulatory systems less developed and predictable, and the possibility of various types of adverse governmental action more pronounced. In addition, inflation, fluctuations in currency and interest rates, competitive factors, civil unrest and labour problems could affect our revenues, expenses and results of operations. Our operations could also be adversely affected by acts of war, terrorism or the threat of any of these events as well as government actions such as expropriation, controls on imports, exports and prices, tariffs, new forms of taxation or changes in fiscal regimes and increased government regulation in the countries in which we operate or offer our services. We also face the risk that exchange controls or similar restrictions imposed by foreign governmental authorities may restrict our ability to convert local currency received or held by us in their countries or to take those other currencies out of those countries. Unexpected or uncontrollable events or circumstances in any of these markets could have a material adverse effect on our financial results.
Transactions with parties in countries designated by the United States State Department as state sponsors of terrorism may lead some potential customers and investors in the United States and other countries to avoid doing business with us or investing in our shares.
We currently engage and may continue to engage in business with parties in certain countries that the United States State Department has designated as state sponsors of terrorism. United States law generally prohibits United States persons from doing business with such countries. In the case of these designated countries, there are prohibitions on certain activities and transactions, and penalties for violation of these prohibitions include criminal and civil fines and imprisonment. We are a company incorporated in British Columbia, Canada and, to our knowledge, our activities with respect to these countries have not involved any United States person in either a managerial or operational role. While we seek to comply with applicable legal requirements in our dealings in these countries, it is possible that our company or persons employed by us could be found to be subject to sanctions or other penalties under this legislation in connection with the activities in these countries.
We are aware, through press reports and other means, of initiatives by governmental entities in the United States and by United States institutions such as universities and pension funds, to adopt laws, regulations or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with these countries. It is possible that such initiatives may result in our being unable to gain or retain entities subject to such prohibitions as customers or as investors in our shares. In addition, our reputation may suffer due to our association with these countries. Such a result may have adverse effects on our business.
We are exposed to political, economic, legal, operational and other risks as a result of our global operations, which may negatively effect our business, results of operations, financial condition and cash flow.
In conducting our business in major markets around the world, we are, and will continue to be, subject to financial, business, political, economic, legal, operational and other risks that are inherent in operating in other countries. We operate on a global basis, in both developed and underdeveloped countries. In addition to the business risks inherent in developing a relationship with a newly emerging market, economic conditions may be more volatile, legal and regulatory systems less developed and predictable, and the possibility of various types of adverse governmental action more pronounced. In addition, inflation, fluctuations in currency and interest rates, competitive factors, civil unrest and labour problems could affect our revenues, expenses and results of operations. Our operations could also be adversely affected by acts of war, terrorism or the threat of any of these events as well as government actions such as expropriation, controls on imports, exports and prices, tariffs, new forms of taxation or changes in fiscal regimes and increased government regulation in the countries in which we operate or offer our services. We also face the risk that exchange controls or similar restrictions imposed by foreign governmental authorities may restrict our ability to convert local currency received or held by us in their countries or to take those other currencies out of those countries. Unexpected or uncontrollable events or circumstances in any of these markets could have a material adverse effect on our financial results.
The cost of raw materials could have a material adverse effect on our financial condition and results of operations.
We may be significantly affected by changes in the prices of and demand for cement, minerals, coal and other related products and the supply of materials necessary to make clinker and cement. The prices and demand for these products and materials can fluctuate widely as a result of various factors beyond our control such as supply and demand, exchange rates, inflation, changes in global economics, and political, social unrest and other factors. Any substantial increases in the cost of such materials, or the transportation and/or availability of such materials, could adversely affect the demand for cement, minerals, coal and other related products. If the demand for cement, minerals, coal and other related products decreases, then the demand for our industrial plant engineering and equipment supply business will decrease, which will in turn adversely impact upon our financial condition and results of operations. Our ability, therefore, to maintain or increase our revenues may be adversely affected by a sustained material reduction in the demand or price for such products and materials.
We are subject to risks associated with changing technology and manufacturing techniques, which could place us at a competitive disadvantage.
The successful implementation of our business strategy requires us to continuously evolve our existing products and services and introduce new products and services to meet customers’ needs. Our designs and products are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. We believe that our customers rigorously evaluate our services and products on the basis of a number of factors, including quality, price competitiveness, technical expertise and development capability, innovation, reliability and timeliness of delivery, product design capability, operational flexibility, customer service, and overall management. Our success depends on our ability to continue to meet our customers’ changing requirements and specifications with respect to these and other criteria. There can be no assurance that we will be able to address technological advances or introduce new designs or products that may be necessary to remain competitive within the industrial plant engineering and equipment supply business.
Our competitors include firms traditionally engaged in the industrial plant engineering and equipment supply business.
We conduct our business in a global environment that is highly competitive and unpredictable. Our primary competitors are international companies with greater resources, capital and access to information than us. Our competition includes other entities who provide industrial and process engineering services and/or products related to cement technology, mineral processing and coal technology, including feasibility studies, raw material testing, basic and detail plant and equipment engineering, financing concepts, construction and commissioning, and personnel training. Increased competition may lead to a decline in the demand for our industrial plant engineering and equipment supply business.
Our risk management strategies leave us exposed to unidentified or unanticipated risks which could impact our risk management strategies in the future and could negatively affect our results of operation and financial condition.
We use a variety of instruments and strategies to manage exposure to various types of risks. For example, we use derivative foreign exchange contracts to manage our exposure to foreign currency exchange rate risks. If any of the variety of instruments and strategies that we utilize to manage our exposure to various types of risk are not effective, we may incur losses. Unexpected market developments may affect our risk management strategies and unanticipated developments could impact our risk management strategies in the future.
A rise in inflation may negatively affect our business, results of operations and financial condition.
Inflation may result in increases in our expenses related to the provision of industrial plant engineering and equipment supply business, and which may not be readily recoverable in the price of such services provided to our clients. Increases in inflation in overseas countries could result in a reduction in our revenues when reported in Canadian currency. To the extent inflation results in rising interest rates and has other adverse effects on capital markets, it may adversely affect our business, results of operations and financial conditions.
We are exposed to legal risks in our business which are often difficult to assess or quantify. We may incur significant legal expenses in defending against any litigation.
We are exposed to legal risks in our business, including warranty claims that may be made in connection with warranties that we provide to our customers in connection with the industrial and engineering products and services that we provide. If we receive a significant number of warranty claims, then our resulting warranty costs could be substantial and we could incur significant legal expenses evaluating or disputing such claims.
Some of our subsidiaries operating in the industrial plant engineering and equipment supply business are staffed by a unionized workforce, and union disputes and other employee relations issues may materially adversely affect our financial results.
Some of the employees of our operating subsidiaries are represented by labour unions under collective bargaining agreements with varying durations and expiration dates. We may not be able to satisfactorily renegotiate our bargaining agreements when they expire. In addition, existing bargaining agreements may not prevent a strike or work stoppage in the future, and any such work stoppage may have a material adverse effect on our financial results.
We may not be able to protect the confidentiality or unique aspects of our technology, which would reduce our competitive advantage.
We rely on a combination of patents and patent applications, trade secrets, confidentiality procedures and contractual provisions to protect our technology. Despite our efforts to protect our technology, unauthorized parties may attempt to copy aspects of the products we design or build or to obtain and use information that we regard as proprietary. Policing unauthorized use of our technology and products is difficult and expensive. In addition, our competitors may independently develop similar technology or intellectual property. If our technology is copied by unauthorized parties, the technology violates the intellectual property of others or our competitors independently develop competing technology, we may lose existing customers and our business may suffer.
General Risks Faced by Our Company
Investors’ interests will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.
Our constating documents authorize the issuance of common shares and class A preferred shares. In the event that we are required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we issue any such additional shares, such issuances also will cause a reduction in the proportionate ownership of all other shareholders. Further, any such issuance may result in a change of control of our company.
Our Articles contain indemnification provisions and we have entered into agreements indemnifying our officers and directors against all costs, charges and expenses incurred by them.
Our Articles contain indemnification provisions and we have entered into agreements with respect to the indemnification of our officers and directors against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by them, and an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which they are made a party by reason of being or having been a director or officer of our company. Such limitations on liability may reduce the likelihood of litigation against our officers and directors and may discourage or deter our shareholders from suing our officers and directors based upon breaches of their duties to our company, though such an action, if successful, might otherwise benefit us and our shareholders.
Certain factors may inhibit, delay or prevent a takeover of our company which may adversely affect the price of our common stock.
Certain provisions of our charter documents and the corporate legislation which govern our company may discourage, delay or prevent a change of control or changes in our management that shareholders may consider favourable. Such provisions include authorizing the issuance by our board of directors of preferred stock in series, providing for a classified board of directors with staggered, three-year terms and limiting the persons who may call special meetings of shareholders. In addition, the Investment Canada Act imposes certain limitations on the rights of non-Canadians to acquire our common shares, although it is highly unlikely that this will apply. If a change of control or change in management is delayed or prevented, the market price of our common stock could decline.
Fluctuations in interest rates and foreign currency exchange rates may affect our results of operations and financial condition.
Fluctuations in interest rates may affect the fair value of our financial instruments sensitive to interest rates. An increase in market interest rates may decrease the fair value of our fixed interest rate financial instrument assets and a decrease in market interest rates may decrease the fair value of our fixed interest rate financial instrument liabilities, thereby resulting in a reduction in the fair value of our equity. See section entitled “Financial and Other Instruments” for additional information with respect to our exposure to interest rate risk.
Similarly, fluctuations in foreign currency exchange rates may affect the fair value of our financial instruments sensitive to foreign currency exchange rates. Our reporting currency is the Canadian dollar. A depreciation of such currencies against the Canadian dollar will decrease the fair value of our financial instrument assets denominated in such currencies and an appreciation of such currencies against the Canadian dollar will increase the fair value of our financial instrument liabilities denominated in such currencies, thereby resulting in a reduction in our equity. See the section entitled “Financial and Other Instruments” for additional information with respect to our exposure to foreign currency exchange rate risk.
Additional Information
We file annual and other reports, proxy statements and other information with certain Canadian securities regulatory authorities and with the Securities and Exchange Commission (the “SEC”) in the United States. The documents filed with the SEC are available to the public from the SEC’s website at http://www.sec.gov. The documents filed with the Canadian securities regulatory authorities are available at http://www.sedar.com.

SCHEDULE H
AUDITORS’ CONSENTS
[See attached documents]

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
We have read the Notice of Annual and Special Meeting and Management Information Circular (“Circular”) of KHD Humboldt Wedag International Ltd. (“KHD”) dated June 22, 2007 relating to a Plan of Arrangement involving KHD and SWA REIT LTD. (“SWA”). We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
We consent to the incorporation by reference in the above-mentioned Circular of our report to the shareholders of KHD on the consolidated balance sheet of KHD as at December 31, 2006 and the consolidated statements of income, changes in shareholders’ equity and cash flows for the year ended December 31, 2006. Our report is dated March 30, 2007.
Independent Registered Chartered Accountants
Vancouver, British Columbia
June 22, 2007

AUDITORS’ CONSENT
We have read the Management Information Circular (the “Information Circular”) of KHD Humboldt Wedag International Ltd. (“KHD”) dated June 22, 2007. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
We consent to the incorporation by reference in the above-mentioned Information Circular of our report to the shareholders of KHD on the Consolidated Balance Sheet of KHD as at December 31, 2005 and the Consolidated Statements of Income, Cash Flows and Changes in Shareholders’ Equity for the year then ended. Our report was dated March 24, 2006 (except Note 3 which is as at March 21, 2007).
(signed) BDO Dunwoody LLP
Chartered Accountants
Vancouver, British Columbia
June 29, 2007

CERTIFIED PUBLIC ACCOUNTANTS	Tel 206 382 7777• Fax 206.382.7700
601 UNION STREET, SUITE 2300	http://www.pscpa.com
SEATTLE, WASHINGTON 98101
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Management Information Circular of KHD Humboldt Wedag International Ltd. of our report dated March 18, 2005 (March 22, 2007, as to the effects of the discontinued operations reclassification discussed in Note 3 to the consolidated financial statements) relating to the consolidated financial statements of KHD Humboldt Wedag International Ltd. and Subsidiaries appearing in the Annual Report on Forms 20-F of KHD Humboldt Wedag International Ltd. for the years ended December 31, 2006 and 2005.
(Signed) PETERSON SULLIVAN PLLC
June 29, 2007
Seattle, Washington

THORSTEINSSONS	P.O. BOX. 49123. THREE BENTALL CENTRE TWENTY-SEVENTH FLOOR 595 BURRARD STREET VANCOUVER, BC, CANADA V7X 1/2 WEBSITE [ILLEGIBLE]

TAX LAWYERS	TELEPHONE:(604) 689-1261 FACSIMILE: (604) 688-4711 TOLL-FREE: [ILLEGIBLE]

July 3, 2007

KHD Humboldt Wedag International Ltd.

Alberta Securities Commission	British Columbia Securities Commission

Manitoba Securities Commission	Ontario Securities Commission

Office of the Administrator, New Brunswick	Securities Commission of Newfoundland

Registrar of Securities, Northwest Territories	Nova Scotia Securities Commission

Registrar of Securities, Nunavut	Registrar of Securities, Prince Edward Island

Saskatchewan Financial Services Commission	Registrar of Securities, Government of the Yukon Territory

Autorité des Marchés Financiers, Quebec
Dear Sirs:
KHD Humboldt Wedag International Ltd. (the “Company”) -Management Information Circular dated June 22, 2007 (the “Circular”)
As tax counsel for the Company we confirm that, based on the facts contained in the above-noted Circular and having regard to the assumptions and restrictions stated in the section of the Circular titled “Canadian Federal Income Tax Considerations”, that section of the Circular presents a fair and adequate summary of the principal federal income tax consequences arising under the income Tax Act (Canada) to a shareholder of the Company under the Circular.
We consent to the reference to our firm in the section of the Circular titled “Canadian Federal Income Tax Considerations”.
Yours truly,
THORSTEINSSONS LLP
Per:
Michael H. McLaren

SCHEDULE I
INFORMATION CONCERNING SWA REIT LTD. PRIOR TO AND FOLLOWING THE COMPLETION
OF THE ARRANGEMENT
Unless the context otherwise requires, capitalized terms used in this Schedule I that are not defined herein have the meanings ascribed to such terms in the Management Information Circular to which this Schedule I is attached. All references to dollar amounts in this Schedule I are to Canadian dollars unless expressly stated otherwise.

INTRODUCTION
The following is a description of SWA prior to and following the completion of the Arrangement.
NAME AND INCORPORATION
SWA is a corporation organized under the laws of Barbados. SWA was incorporated under the Barbados Companies Act on March 14, 2007 as Altmark Real Estate Investment Trust Ltd. Effective June 8, 2007, SWA’s name was changed from “Altmark Real Estate Investment Trust Ltd.” to “SWA REIT LTD.”. The head office and principle place of business of SWA is located at Unit 803, 8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China and its registered and records office is located at Palm Court, 28 Pine Road, Belleville, St. Michael, Barbados.
As more fully described below, pursuant to the terms of the Arrangement Agreement, SWA will acquire certain real estate interests and other assets directly and indirectly held by the Company. Upon completion of the Arrangement, SWA will be engaged in the business of acquiring, developing and selling real estate for investment.
INTERCORPORATE RELATIONSHIPS
After completion of the Arrangement and after obtaining the Tax Ruling, unless the Board elects to waive such requirement, SWA will either acquire the Section 3.1(b) Assets or the Section 3.1(c) Assets, as determined by the Board of the Company, in their sole discretion.
If SWA acquires the Section 3.1(b) Assets, SWA’s subsidiaries will be as follows:

	Jurisdiction of	SWA’s
	Incorporation	Beneficial	Owner
Name of Subsidiary	or Organization	Shareholding	of Other Interests
ARGE Biomasse-Kraftwerk Arnbeburg	Germany	75%	Offshore Assets Management Company Limited
KHD S.A.	Switzerland	100%	N/A
Gessellschaft bürgerlichen Rechts ‘Akazienweg’, Stendal	Germany	90%	Harald Gatzke, Alfred Witter, Johannes Zilkens and Peter Heinen
If SWA acquires the Section 3.1(c) Assets, SWA’s subsidiaries will be as follows:

	Jurisdiction of	SWA’s
	Incorporation	Beneficial	Owners
Name of Subsidiary	or Organization	Shareholding	of Other Interests
Altmark Industriepark, AG	Germany	94.83%	Pang Hau GmbH & Co KG
Pang Hau GmbH & Co KG	Germany	100%(1)	N/A
KHD S.A.	Switzerland	100%	N/A

(1)	Represents 94.5% direct ownership of units of the limited partnership and an option to acquire the remaining 5.5% from an arm’s length holder.

GENERAL DEVELOPMENT OF THE BUSINESS
SWA was incorporated for the specific purpose of carrying out this Arrangement and thus has no operating history.
DESCRIPTION OF THE BUSINESS
Stated Business Objectives
The primary business objectives of SWA’s real estate business are to
•	acquire, own, operate, manage and maintain a portfolio of income-producing real estate properties (or interests in such properties) for development and sale primarily in Germany and surrounding regions;

•	invest in real estate development opportunities if and when appropriate;

•	increase cash flow from operations, net income and the value of acquired real estate assets; and

•	achieve financial returns by maximizing rental revenues from existing properties.
SWA intends to pursue the above business objectives with an overall view to enhancing shareholder value and maximizing the return on shareholders’ equity over the long term.
Renegotiation or Termination of Contracts
There are currently no anticipated renegotiations or terminations of any contracts or sub-contracts that are likely to affect SWA’s business in the 12 month period after the date of this Management Information Circular other than a rental contract with the main tenant in Dessau which will terminate at the end of 2008 if it is not renegotiated by the end of 2007. The net rental revenue from this tenant currently amounts to approximately €500k.
Environmental Protection Requirements
For the industrial sites concerned there are no open environmental issues or obligations. The industrial sites have been surveyed and have no existing or potential environmental hazards, no pollution or contaminative substances (including any ground water). There are no further requirements for environmental protection that would materially affect SWA’s business.
Employees
It is anticipated that neither SWA nor any of SWA’s subsidiaries will have any employees regardless of whether SWA acquires the Section 3.1(b) Assets or the Section 3.1(c) Assets.
Competitive Conditions
The market for industrial production area is specialized and therefore comparables rarely exists or are of low significance. The AIP industrial site is the largest site of this type in the Altmark region and of the largest in the State of Sachsen-Anhalt. It allows any type of industrial activity and has a well development infrastructure. The Dessau site however borders the City owned “Dessau-Mitte” industrial site which is the biggest fully developed industrial area under the responsibility of the community’s authority. Subsidies of around €16m have been spent to improve the inner and outer development of the southern part of “Dessau-Mitte”. Until now the Dessau site which is to be purchased by SWA has had success in marketing the premises to tenants but the competition of the City is certainly considerable.

Bankruptcies and Receiverships
Neither SWA nor any of its subsidiaries to be acquired pursuant to the Arrangement has been subject to any bankruptcy, receivership or similar proceedings (whether voluntary or involuntary) during any of the last three years.
Property Description and Location
The real estate assets to be acquired by SWA pursuant to the Arrangement will be primarily comprised of income-producing properties and properties under development and properties held for sale.
Pursuant to the Arrangement and after obtaining the Tax Ruling, unless the Board elects to waive such requirement, SWA will either acquire the Section 3.1(b) Assets or the Section 3.1(c) Assets, as determined by the Board, in their sole discretion. In either case, SWA will directly and/or indirectly own the following properties:
ZD Real Estate
Pursuant to the Arrangement, SWA will acquire the ZD Real Estate either directly from ZD or indirectly through AIP. The ZD Real Estate consists of 27 acres of land on an industrial site with buildings in the city of Dessau, in the State of Sachsen-Anhalt. Dessau has a rich industrial and cultural tradition and has historically been an important site for mechanical engineering, the chemical industry and, until 1945, for aviation. Mechanical engineering and plant construction continue to characterize the industrial structure of the city. Many small and medium-sized companies and state offices are located in Dessau. The German Federal Environmental Agency has been located in Dessau since 2002.
The site is located about 2.5 km southwest of downtown Dessau. It is connected to the A9 motorway (Berlin — Munich) about 7 km east and south of the city. Dessau is also part of a very good federal highway system. B184 (Magdeburg – Leipzig) and the B185 (Hargerode – Oranienbaum) intersect in the city. With the nearby Elbe harbours RoBlau and Aken, there is a direct connection to Hamburg and thereafter to the Baltic Sea. Regional trains provide good connections to the high-speed railway system. A well-developed tram and bus system provides a smooth-running transport within the city.
In the past, the property was used by the Company as production facilities to manufacture equipment and are now rented to local manufacturing and service companies. Approximately 98% of the space is under lease and 1 hectare of the commercial development space is available for sale. The value of this site as of January 2007 was estimated to be €6.9 million and the net rental income for the Dessau Industriepark in 2006 was €865,233.
AIP Real Estate
Pursuant to the Arrangement, SWA will acquire the AIP Real Estate either directly from AIP or indirectly through the purchase of AIP common shares. The AIP Real Estate consists of the Altmark Industriepark, which comprises 777 acres of land with buildings forming an industrial development area near the City of Arneburg in the State of Sachsen-Anhalt, Germany. Arneburg is a small town situated approximately 10 km north of Stendal and 120 km west of Berlin. The city has about 7,800 inhabitants and covers an area of 26.5 km2. By 2020 the population of Arneburg is predicted to decrease by a total of 22.7%. The first major project on the Altmark Industriepark site was the construction of a kraft pulp mill which started operations in September 2004, following an investment of approximately €1 billion. In December 2004, AIP sold 74 acres of property to a leading Italian manufacturer of tissue paper for the construction of a hygiene paper plant. Prior to the completion of the Arrangement, several other projects were being pursued on an ongoing basis that will potentially lead to further real estate sales in industries such as, among others, wood processing, bio-energy or logistics. AIP is currently negotiating with a bio-ethanol refinery for the sale of a further 70 acres of the land.
The Altmark Industriepark includes about 3,155,144 m2 of land, of which 3,145,727 is located in the Altmark Industriepark itself and 864,072 m2 is designated as recreational area and green land within the industrial park. The area of income-producing land in the Altmark Industriepark consists of 315 hectares of available space, comprised primarily of 201 hectares of industrial development space and 28 hectares of office buildings and workshops. There are 6,030 m2 of offices and 48,199 m2 of workshops. There are ten dilapidated buildings on the site that are no longer useable or lettable, and these are comprised of both office buildings and production buildings. These buildings are expected to be demolished if the plots of land on which they sit are to be redeveloped. Regarding the lettable space, the office buildings currently show a vacancy of 63% and the production areas have a vacancy rate of 50%. Both vacancy rates are high and demonstrate the low demand in this region. The Altmark Industriepark also offers industrial and commercial land for development which is currently used for agriculture, as outdoor storage area, is covered with older buildings. The development land has a total area of 2,169,908 m2. The estimated value of the Altmark Industriepark site as of January 2007 is approximately €28.9 million.
ARGE
Pursuant to the Arrangement, SWA will acquire the ARGE Partnership Interest either directly from AIP or indirectly through the acquisition of AIP. ARGE owns development planning and engineering services (unrelated to the Company’s current industrial plant and equipment supply business) valued at approximately €1.8 million.
RVI Real Estate
Pursuant to the Arrangement, SWA will acquire the real estate assets currently held by RVI indirectly through the purchase of RVI common shares. RVI holds a development site in Switzerland with an estimated book value of approximately €1.2 million. The RVI site is a commercial property which consists of 7,291 square meters of land and some buildings, including an office building, factory building and a warehouse/garage with carports. The buildings are partly rented. The property is located in Tägerwilen in the canton of Thurgau, Switzerland. The current customs access Konstanz is 4 minutes away by car from the site. The Kreuzlingen-Schwaderloh freeway access is 10 minutes away by car. The traffic connections at Tägerwilen will be improved upon completion of the N7 motorway and a new customs yard. Tägerwilen has a population of 3,579. The main industries are printing, textiles and handicrafts.
Pang Hau
If SWA acquires the Section 3.1(c) Assets pursuant to the Arrangement, then SWA will own 94.5% of the partnership interests of Pang Hau and an option to acquire the remaining 5.5% interests from an arm’s length party. Pang Hau does not currently hold any real estate assets.
GbRAS Partnership
Pursuant to the Arrangement, SWA will acquire the real estate held by GbRAS either through direct ownership of GbRAS or indirectly through the purchase of common shares of AIP, which owns 90% of GbRAS. GbRAS holds an 8,202 m2 parcel of real estate with buildings located in the city center of Stendal, Germany. The buildings are approximately 570 m2 and consist of an office building, several garages and a workshop.
DESCRIPTION OF SHARE CAPITAL
Pursuant to the Arrangement, among other things, the board of directors of SWA will resolve to issue one SWA Common Share to the Company and then resolve to split its one issued and outstanding SWA Common Share into that number of SWA Common Shares that is equal to the number of issued and outstanding KHD Common Shares on the Effective Date. Unless otherwise determined by the Board pursuant to the Arrangement Agreement, the Company will exchange its SWA Common Shares for ADCs. The Company will then distribute the ADCs held by the Company, pro rata, to the Shareholders (other than registered Shareholders who properly exercise the right to dissent in respect of the Arrangement) in exchange for a reduction in the paid up capital with respect to the KHD Common Shares. Holders of ADCs are entitled to the same rights as holders of SWA Common Shares, including voting rights and dividend rights, and are exchangeable into SWA Common Shares. For a more detailed description of the ADCs to be distributed by the Company, see “The Arrangement – Overview of the Arrangement – Description of ADCs” in the Management Information Circular to which this Schedule I is attached.

SWA’s authorized capital currently consists of an unlimited number of SWA Common Shares. Holders of the SWA Common Shares are entitled to vote at all meetings of shareholders, except meetings at which only holders of a specified class of securities are entitled to vote, receive any dividend declared by SWA and, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares, receive the remaining property of SWA upon dissolution.
OPTIONS TO PURCHASE SWA COMMON SHARES
There are no outstanding options to purchase SWA Common Shares.
PRINCIPAL SHAREHOLDERS
Upon completion of the distribution of SWA Common Shares to Shareholders pursuant to the Arrangement, to the knowledge of the directors and officers of SWA, the only persons or corporations that would beneficially own, directly or indirectly, or exercise control or direction over, voting securities of SWA carrying more than ten per cent of the voting rights attaching to any class of voting securities of SWA would be as follows:

	Number of
	SWA Securities	Percentage of
Name	Owned	Outstanding Shares
Peter Kellogg	3,141,550 (2)	21.19	%(1)

(1)	This assumes that Peter Kellogg will be holding 3,141,550 KHD Common Shares on the Effective Date and that 14,823,210 KHD Common Shares will be outstanding on the Effective Date.

(2)	In his public filings, Mr. Kellogg disclaims beneficial ownership of 2,821,550 of the shares, or approximately 19.03% of the Company’s issued and outstanding KHD Common Shares as of June 22, 2007.
DIRECTORS AND OFFICERS
SWA’s Articles of Incorporation provide for a minimum of one and a maximum of ten directors. The following table provides the name, country of residence, position held with SWA, principal occupation and number and percentage of securities proposed to be held for each of the directors and executive officers of SWA:

Voting Securities
Owned or Controlled
following the
	Position to		Completion of
Name and Address	be Held	Principal Occupation	Arrangement(*)
Michael J. Smith (Hong Kong)	Director	Chairman, Chief Financial Officer and Secretary of the Company since 2003 and director of Blue Earth Refineries Inc.; Chief Executive Officer, President, Chief Financial Officer and a director of Cathay Merchant Group, Inc.; President and a director of Mass Financial Corp.	85,000 SWA Common Shares

Silke Brossmann (Germany)	Director	Independent Management Consultant	Nil

Indrajit Chatterjee (India)	Director	Retired businessman formerly responsible for marketing with the Transportation Systems
		Division of General Electric for India	Nil

(*)	This assumes that such director or officer will be holding the same number of KHD Common Shares on the Effective Date as such officer or director held on June 22, 2007.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES
Except as disclosed herein, no director, officer or 10% shareholder of SWA:
(a) is, as at the date of this Management Information Circular, or has been within 10 years before the date of this Management Information Circular, a director or officer of any issuer (including the Company) that, while that person was acting in that capacity:
(i) was the subject of a cease trade or similar order, or an order that denied the issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days;
(ii) was subject to an event that resulted, after the director or officer ceased to be a director or officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or
(iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;
(b) has been subject to any penalties or sanctions imposed by a court relating to Canadian permits legislation or by a Canadian securities regulatory authority (other than penalties imposed as a result of late filings of insider reports filed by Michael Smith on July 10, 2006) or has entered into a settlement agreement with a Canadian securities regulatory authority, or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely to be considered important to a reasonable investor making an investment decision; or
(c) has, within the 10 years before the date of this Management Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.
On June 11, 2003, the British Columbia Securities Commission issued a cease trade order with respect to the shares of Banff Resources Ltd., a company for which Michael Smith served as a director at the time the cease trade order was issued.
On May 23, 1997, the British Columbia Securities Commission issued a cease trade order with respect to the shares of Sasamat which was revoked on November 14, 2002. Michael Smith has served as a director of Sasamat since 2001.
CONFLICTS OF INTEREST
There are no existing or potential material conflicts of interest between SWA or a subsidiary of SWA and a director or officer of SWA or a subsidiary of SWA.
EXECUTIVE COMPENSATION
Other than the distribution of SWA Securities to Michael J. Smith, the Chairman, Chief Financial Officer and Secretary of the Company, under the Arrangement by reason of his ownership of KHD Common Shares, no director of SWA has received or is, prior to the Effective Date, expected to receive any additional compensation to what they already receive as a director and/or officer of the Company. Officers and directors of SWA may, however, receive compensation in the future as determined by the board of directors of SWA in their sole discretion. For a detailed description of the compensation received by directors and officers of the Company, see the “Statement of Executive Compensation” section of the Management Information Circular to which this Schedule I is attached. SWA currently has no officers.

Management Contract
After completion of the Arrangement, SWA, subject to approval by its board of directors, will enter into the Management Agreement with Mass Financial. Pursuant to the Management Agreement, Mass Financial will provide administrative and management assistance, for a fee, to SWA. The fee will be comparable to industry standards. The Management Agreement will waive any conflicts which may arise in relation to Mass Financial administering its other businesses or appropriating opportunities for its own benefit. In addition, in the Management Agreement, SWA will indemnify Mass Financial for delivery of services under the Management Agreement except in the case of loss arising out of wilful misfeasance, bad faith or gross negligence on the part of Mass Financial.
Following termination of the Management Agreement, all accounts will be required to be settled, books and records returned and materials and supplies delivered.
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
No individual who is a director or executive officer of SWA or any associate of such director, officer or proposed nominee, is or has been indebted to SWA or any of its subsidiaries since its inception, or is or has been indebted to another entity that is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by SWA or any of its subsidiaries during that period.
RISK FACTORS
This section describes the material risks affecting SWA’s business, financial condition, operating results or prospects. There may be other risks and uncertainties that are not known to SWA or that SWA currently believes are not material, but which also may have a material adverse effect on SWA’s business, financial condition, operating results or prospects.
In addition to the other information contained in this Schedule I and in the Management Information Circular to which it is attached, you should also carefully consider the risks described below. If any of these risks are actually realized, SWA’s business, financial condition, operating results or prospects could be materially adversely affected.
Much of the information included in this Schedule I and in the Management Information Circular to which it is attached includes or is based upon estimates, projections or other “forward looking statements”. Such forward looking statements include any projections or estimates made by the Company and/or SWA and their management in connection with SWA’s projected business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect the current judgment regarding the direction of SWA’s business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.
Such estimates, projections or other forward looking statements involve various risks and uncertainties as outlined below. The reader is cautioned that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other forward looking statements.
Risks inherent in the real estate industry may affect SWA’s financial performance
Because SWA owns, leases, develops and sells real property, it is subject to the risks generally incident to investments in real property. The investment returns available from investments and sales of real property depend in large part on the amount of income earned and capital appreciation generated by the properties, as well as the expenses incurred. All real property investments are subject to elements of risk. Such investments are affected by general economic conditions, local real estate markets, demand for leased premises, competition from other available premises, municipal valuations and assessments and various other factors. In the case of SWA, such risk is heightened by the concentration of properties in a few geographical areas. The value of immovable property and any improvements thereto may also depend on the credit and financial stability of the tenants and the economic environment in which they operate. SWA would be adversely affected if one or more major tenants or a significant number of tenants were to become unable to meet their obligations under their leases or if a significant amount of available space in the properties in which SWA has an interest is not able to be leased on economically favourable lease terms. In the event of default by a tenant, delays or limitations in enforcing rights as a lessor may be experienced and substantial costs in protecting SWA’s investment may be incurred. Furthermore, at any time, a tenant of any of SWA’s properties may seek the protection of bankruptcy, insolvency or similar laws that could result in the rejection and termination of such tenants lease and thereby cause a reduction in the cash flow available to SWA. The ability to rent unleased space in the properties in which SWA has an interest will be affected by many factors, including but not limited to the level of economic activity generally and the competition for tenants by other properties. Costs may be incurred in making improvements or repairs to property. The failure to rent unleased space on a timely basis may have an adverse effect on SWA’s financial condition.
Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges must be made throughout the period of ownership of real property regardless of whether the property held by SWA is producing sufficient income to service such expenses. If SWA is unable to meet mortgage payments on any property, loss could be sustained as a result of the mortgagee’s exercise of its foreclosure rights.
The illiquidity of real estate investments may limit SWA’s ability to vary its portfolio in response to changing economic or investment conditions
Real property investments tend to be relatively illiquid, with the degree of liquidity generally fluctuating in relationship with demand for and the perceived desirability of such investments. Such illiquidity may tend to limit SWA’s ability to vary and adjust its portfolio promptly in response to changing economic or investment conditions. If SWA were to be required to liquidate its immovable property investments, the proceeds to SWA might be significantly less than the aggregate carrying value of its properties. The real estate industry is significantly affected by fluctuations in the cost of construction and servicing of land. Any material increase in construction and/or servicing costs may have a material adverse effect on SWA. If the SWA defaults in the repayment of any secured indebtedness, secured creditors will be entitled to exercise available legal remedies against the SWA including recourse against specific properties.
Competition in the office, industrial and retail real estate market may adversely affect SWA’s financial performance
SWA competes with other investors, managers and owners of properties in seeking tenants and for the purchase and development of desirable real estate properties. Some of the commercial office, industrial and retail properties of SWA’s competitors are newer, better located or better capitalized than SWA’s properties. Certain of these competitors have greater financial and other resources and greater operating flexibility than SWA. The existence of competing managers and owners could have a material adverse effect on SWA’s ability to lease space in its properties and on the rents SWA is able to charge, and could adversely affect its revenues and ability to meet its obligations.
SWA has no operating history as an independent operating company
SWA has never operated as a stand-alone company. Upon completion of the Arrangement, SWA will function as an operating company independent of the Company and the Company will have no obligation to provide assistance to SWA or any of its subsidiaries. SWA’s lack of independent operating history may have a material adverse effect on operating results.
SWA may be considered a passive foreign investment company resulting in higher taxes on dividends to holders of SWA Common Shares
If SWA is a PFIC for a taxable year that includes any portion of a US Holder’s holding period of SWA Common Shares, that US Holder will recognize gain or income on any distributions made by SWA during such period. Any such gain or income will be subject to tax at the highest marginal rates applicable to ordinary income, and will be subject to interest charges to reflect the value of the US income tax deferral. Shareholders should consult their own tax advisors.

SWA may be unable to renew leases on favourable terms or find new tenants for vacant properties
SWA may be unable to lease a vacant property in its portfolio on economically favourable terms. In addition, SWA may not be able to renew an expiring lease or to find a new tenant for the property for which the lease has expired, in each case on terms at least as favourable as the expired lease. Renewal options are generally based on changes in the consumer price index or prevailing market rates. Market rates may be lower at the time of the renewal options, and accordingly, leases may be renewed at lower levels of rent than are currently in place. SWA’s tenants may fail to renew their leases if they need to relocate their operations as a result of changes in location of their customer’s operations or if they choose to discontinue operations for any reason.
PROMOTERS
SWA has not at anytime engaged any persons as promoters of SWA or its subsidiaries.
LEGAL PROCEEDINGS
SWA knows of no material, active or pending legal proceedings against it, nor is SWA involved as a plaintiff in any material proceeding or pending litigation. There are no proceedings in which any of SWA’s directors or officers is an adverse party or has a material interest adverse to SWA’s interest.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
Except as otherwise disclosed herein, (a) no director or executive officer of SWA; (b) no person or company who beneficially owns, directly or indirectly, common shares or who exercises control or direction of common shares, or a combination of both (including control through nominees and proposed directors) carrying more than 10% of the voting rights attached to the common shares outstanding (an “Insider”); (c) no director or executive officer of an Insider; and (d) no associate or affiliate of any of the directors, executive officers or Insiders, has had any material interest, direct or indirect, in any transaction since the commencement of SWA’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect SWA or any of its subsidiaries, except with an interest arising from the ownership of common shares where such person or company will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of the same class of shares who are resident in Canada.
In the normal course of operations, SWA is expected to enter into transactions with related parties which include, among others, affiliates whereby SWA has a significant equity interest (10% or more) in the affiliates or have the ability to influence the affiliates’ operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. These transactions are measured at the exchange value, which represents the amount of consideration established and agreed to by all the parties.
For a discussion of interests of management and others in material transactions of the company, see the information disclosed in the Management Information Circular to which this Schedule I is attached under the heading “Interest of Informed Persons in Material Transactions.”
AUDITORS, TRANSFER AGENTS AND REGISTRARS
The auditors of SWA are RSM Hemmelrath GmbH, located at Maximilian Street, 35 80539 Munich, Germany.
SWA anticipates that its registrar and transfer agent will be Computershare Trust Company, N.A. at 350 Indiana Street, Suite 800, Golden, CO 80401 (#303-262-0600).
MATERIAL CONTRACTS
SWA has not, since inception, entered into any contracts outside of the ordinary course of business that can be reasonably regarded as material to SWA.

TAX CONSEQUENCES
Certain tax consequences relating to the Arrangement that may be material to some Shareholders are summarized in the Management Information Circular to which this Schedule I is attached under the heading “Income Tax Considerations.” This summary is however not exhaustive and Shareholders are cautioned not to rely on the disclosure provided thereby and should consult their own tax advisor regarding the income tax consequences of the Arrangement.
INTEREST OF EXPERTS
Except as otherwise disclosed herein, none of the experts hired by the Company or SWA have any material interest, direct or indirect, by way of beneficial ownership in SWA.

SCHEDULE J
VALUATION AND FAIRNESS OPINION
[See attached document]

Stephen W. Semeniuk, CFA
Capital Research & Consulting
KHD Humboldt Wedag International Ltd.
Fairness Opinion on the Proposed Arrangement
with SWA REIT LTD.
Prepared by: Stephen W. Semeniuk, CFA
Submitted: June 25, 2007

3845 Southridge Avenue, West Vancouver, B.C. V7V 3H9 Phone 604.926.6481 Email stephen_semeniuk@shaw.ca

KHD Humboldt Wedag International Ltd.
Fairness Opinion on the Proposed Arrangement
with SWA REIT LTD.
Prepared by: Stephen W. Semeniuk, CFA
Submitted: June 25, 2007

Table of Contents

Table of Contents	173

Summary and Conclusions	174

Introduction	175

Description of KHD	175

Real Estate Assets to be Acquired by SWA	176

Reasons for the Arrangement	178

Terms of the Proposed Arrangement	178

Assignment	179

Definition of Value	179

Credentials and Independence	179

Relationship of Writer With Interested Parties	180

Scope of the Review	180

Considerations as to Fairness	181

Appraisals of KHD Real Estate Assets	181

Overview of the Market Valuation Altmark Industriepark AG	182

Tax Implications for Certain Shareholders	183

Recent Trading Prices of KHD Shares	183

Observations	183

Conclusions as to Fairness	184

Appendices	185-187

Certificate of Qualifications	188

Summary and Conclusions
KHD Humboldt Wedag International Ltd. (‘KHD’) is proposing an arrangement under section 288 of the British Columbia Corporations Act (the “Arrangement”) with SWA REIT Ltd. (‘SWA’), a Barbados corporation created for the purpose of carrying out the Arrangement, whereby KHD will (i) subscribe for one SWA common share, (ii) transfer certain Real Estate Assets held by KHD and its subsidiaries (the “Real Estate Assets”) to SWA, (iii) agree to subdivide the one SWA common share held by KHD into that number which is equal to the number of issued and outstanding KHD common shares as of such date, and (iii) distribute all SWA common shares (or Austrian depositary certificates representing such SWA common shares) held by KHD to KHD shareholders on a pro rata basis in exchange for a reduction of the stated capital account of KHD by an amount equal to the market value of such SWA securities distributed. On completion of the Arrangement, KHD shareholders as a group will hold exactly the same proportional interest in KHD’s Real Estate Assets as they held prior to Arrangement.
KHD is proposing the Arrangement to separate its Real Estate Assets from its industrial plant engineering and equipment supply business. KHD’s Board of Directors believe that the realignment of its business activities will advance the company towards its stated goal of enhancing shareholder value by allowing each component company to concentrate their activities in their respective sectors of operations and to be measured on the basis of their performance to their respective peer group companies.
Over time it can be expected that each company will appeal to different groups of investors with particular investment preferences and objectives. However, the proportional ownership of current KHD shareholders in the assets and resources of their company, including the properties being sold to SWA and then returned to them by a pro rata distribution of SWA securities, will remain precisely unchanged.
By appealing to different groups of investors with different investment objectives, the Arrangement should facilitate future fund raising capacity, if required, for SWA in connection with its management of the Real Estate Assets to be acquired pursuant to the Arrangement or for KHD in connection with its industrial plant engineering and equipment supply business. The increased market interests generated in the activities of KHD and SWA will potentially enhance the interests of current KHD shareholders as the liquidity in trading of the securities of the separate companies could improve and volatility in the trading of the separate securities might be reduced. These characteristics have pricing implications and may indicate that fewer shares will have to be issued at any given level of future financing.
The proposed Arrangement does not impair the ownership position of current KHD shareholders. On a post-Arrangement basis, current KHD shareholders will hold the same proportional interest in KHD’s Real Estate Assets through their ownership of a proportional number of SWA securities. SWA has an authorized capital consisting of an unlimited number of common shares.
Based on the above information, observations and analyses by the writer as well as other relevant factors applying to the companies, it is the writer’s considered opinion that the proposed distribution under the Arrangement of 1.0 SWA security, for every 1.0 KHD share held is fair, from a financial point of view, to KHD and its shareholders as a whole.

June 25, 2007
Board of Directors
KHD Humboldt Wedag International Ltd.
Suite 702, 7th Floor, Ruttonjee House, Ruttonjee Centre
11 Duddell Street, Central
Hong Kong SAR, China
Gentlemen:
You have asked the writer to provide a fairness opinion on the proposed plan of arrangement (‘Arrangement’) by which KHD Humboldt Wedag International Ltd. (‘KHD’) will (i) subscribe for one common share of SWA REIT LTD. (formerly Altmark Real Estate Investment Trust Ltd.) (“SWA”), (ii) transfer certain Real Estate Assets held by KHD and its subsidiaries (the “Real Estate Assets”) to SWA, (iii) agree to subdivide the one SWA common share held by KHD into that number which is equal to the number of issued and outstanding KHD common shares as of such date, and (iii) distribute all SWA common shares (or Austrian depositary certificates representing such SWA common shares) held by KHD to KHD shareholders on a pro rata basis in exchange for a reduction of the stated capital account of KHD by an amount equal to the market value of such SWA securities distributed. SWA is a Barbados corporation that was incorporated under the Barbados Companies Act as of March 14, 2007 for the purpose of carrying out the Arrangement.
The effective result of the Arrangement is that SWA will hold the Real Estate Assets and SWA securities will be distributed to KHD shareholders on the basis of one SWA security for every 1.0 KHD common share held in exchange for a reduction of the stated capital account of KHD by an amount equal to the market value of SWA securities distributed.
Capitalized terms used herein, unless otherwise defined, have the meanings as ascribed to them in the management information circular (the ‘Information Circular’) distributed to KHD’s shareholders in connection with the Arrangement.
Description of KHD
KHD was formerly known as MFC Bancorp Ltd. (“MFC Bank”) On October 28, 2005, the shareholders approved the name change to KHD Humboldt Wedag International Ltd to coincide with that of the company’s largest subsidiary company KHD Humboldt Wedag GmbH founded in 1856 that designs and builds plants that produce and/or process cement, beneficiated coal, clinker, base metals and precious minerals.
KHD through its subsidiaries offers their clients all over the world engineering services, proprietary technologies, machinery, plant and processes as well as process automation, installation and commissioning. The services include staff training as well as pre- and after-sales services through to feasibility studies and financing concepts. This array of supplies and services includes, in particular, the modernization of existing facilities for capacity increases and, for reducing the specific energy demand and the burden on the environment. The company has more than 1,000 employees worldwide, and has operations in India, China, Russia, the Middle East, Australia, Africa and the United States.
KHD had previously operated in two business sectors, industrial and engineering services and providing financial services and merchant banking. The financial services and merchant banking businesses were conducted through a wholly-owned subsidiary now known as Mass Financial Corp. (‘Mass’). Effective January 31, 2006, all issued and outstanding shares of Mass were distributed by KHD to its shareholders. The purpose of the transaction was to enhance value for KHD shareholders by allowing each of the component companies to concentrate their activities in their respective sectors of operations, and to be measured on the basis of their performance to their respective peer group companies.
On March 30, 2007, KHD together with CITIC Heavy Machinery Company Ltd. (‘CITIC HMC’) announced an exclusive cooperation agreement to jointly offer their engineering, manufacturing and sale of plant equipment and services to the global cement industry. Under the agreement, CITIC HMC and KHD will combine their cement businesses to deliver their collective design and development, manufacturing services and process technologies to the global market on a best value basis. CITIC HMC will provide its products and services exclusively to KHD on projects outside the People’s Republic of China. In return, CITIC HMC will provide, on an exclusive basis, KHD services and products on cement projects inside the People’s Republic of China.
Under a manufacturing agreement, CITIC HMC will manufacture KHD products for use by KHD and KHD will grant a license to CITIC HMC for manufacturing of KHD products for use by CITIC on its projects. Subject to availability, both KHD and CITIC HMC will provide each other with engineering and design support.
With its growing commitment to industrial and engineering services, KHD now proposes to distribute its Real Estate Assets to its shareholders in a transaction not unlike KHD’s distribution of Mass Shares to its shareholders.
Real Estate Assets to be Acquired by SWA
Altmark Industriepark AG
Pursuant to the Arrangement, SWA will acquire the Altmark Industriepark AG (the ‘AIP Real Estate’) property that is located approximately 5 kilometers north of the city of Arneburg in the State of Sachsen-Anhalt, Germany. The AIP Real Estate is approximately 15 kilometers from highway B189 that provides access to Magdeburg, some 70 kilometers in distance, and access to motorways A2 and A14. The Arneburg is a small town with a population of 7,800 located approximately 120 kilometres to the west of Berlin and 10 kilometres north of Stendal. See Appendices for AIP Real Estate site plan.
The AIP Real Estate property covers approximately 777 acres of land with buildings forming an industrial development area near Arneburg. The development of a nuclear power plant had been planned for the site but the project was halted in 1989 in the period leading to the demise of the German Democratic Republic. Consequently, the site includes amenities and services that were put in place to support the power plant.
After the reunification of Germany, most local industry in the Arneburg area was closed and the region has reverted to its traditional agricultural base. The AIP Real Estate is connected by rail to the city of Stendal and is accessible to water traffic on the Elbe River originating to and from Hamburg. The AIP Real Estate still offers industrial and commercial land for development, but some land is currently leased for agriculture use or as outdoor storage or lies idle. Some buildings on the site are unusable and, in due course, will be demolished. Certain areas of the make up the AIP Real Estate cannot be used for industrial uses as it has been designated as an ecological reserve or as park land.
In the last 14 years around 3.7 million sqm of land has been sold and developed. This includes land sold to Zellstoff Stendal GmbH (‘Zellstoff’) for the construction of a pulp mill to produce northern bleached softwood kraft pulp (‘NBSK’). The Zellstoff mill in the AIP Real Estate is one of the largest and most modern in continental Europe. The mill was designed on a larger scale than previous generations of European pulp mills to take advantage of the latest production technology, the large, sustainable local fiber supply and the expanded regional markets for NBSK pulp resulting from German reunification and the eastward growth of the European Union. The capacity of the Stendal plant is 552,000 tonnes of NBSK pulp annually.

In December 2004, AIP Real Estate sold 74 acres of property to a Delipapier GmbH, a subsidiary of Sofidel, for the construction of a hygiene paper plant. Prior to the completion of the Arrangement, several other projects were being pursued on an ongoing basis that will potentially lead to further real estate sales in industries such as wood processing, bio-energy and logistics. AIP Real Estate is currently negotiating with a bio-ethanol refinery for the sale of a further 70 acres of the land. The property appraisal, discussed in another section of this report, mentions the disadvantages of the AIP Real Estate as being the remoteness of the area, the distance to motorways and the sparse and declining population from which to draw skilled trades for any major industrial developments.
The AIP Real Estate assets generate cash flow on actual land sales, from buildings and land that is under lease for industrial and commercial uses or from lease contracts for compensatory land used as parks and greenspace. The lease revenues from land are typically low and reported as between 0.0007 and 0.0011 €/sqm. This source of revenue will decline over time as land is sold or leased for higher value uses. The annual rental income of AIP Real Estate for 2006 amounted to €777,928 and the 2007 plan level is €940,591. The vacancy rate at the AIP Real Estate is reportedly approximately 40%.
Dessau Industrial Park
SWA will also acquire ZD Real Estate either directly or through AIP. This property consists of a 27 acres of land on an industrial site, including buildings, in Dessau, Sachsen-Anhalt. In contrast to the AIP, the Dessau site is located about 2.5 kilometres southwest of downtown Dessau, a city that is a more active industrial centre than Arneburg. Dessau has good transportation connections with the A9 motorway (Berlin — Munich) located about 7 kilometres east and south. Highways B184 and the B185 intersect in the city. Water access is available via the Elbe River that provides access to Hamburg and the Baltic Sea. Approximately 98% of the available space at the Dessau site is under lease and one hectare of the commercial development space is available for sale. The appraised value of the Dessau site as of January 2007 was estimated as approximately €6.9 million and the annual net rental income for the Dessau Industriepark in 2006 is reported as €865,233. See Appendices for Dessau site plan.
Minor Properties
Under the Arrangement, SWA will also acquire certain lower profile Real Estate Assets owned by KHD. These assets include KHD’s interests in the ARGE Partnership valued at valued at approximately €1.8 million, the RVI real estate, with book value of €1.8 million, that holds a commercial development site in the Swiss Canton of Thurgau and the interests described in the Information Circular as Pang Hau and the GbRAS partnership. Some of the interests involve share holdings and the structure of the transaction may be adjusted depending on the tax rulings pertaining to SWA and KHD that may not be received until after the shareholders’ vote on the proposed Arrangement. Nevertheless the majority of the value in KHD’s Real Estate Assets is represented by the AIP and Dessau properties and any potential transfer tax liability created by the Arrangement is regarded as relatively minor and a justifiable cost to undertake the potential enhancement in shareholder value that potentially will be created by the Arrangement.
The properties that SWA is acquiring are carried on the accounts of KHD at US$46 million. As discussed in a separate section, a recent internal valuation prepared by MFC Bank has established a minimum sales value for AIP and Dessau industrial sites at €35.7 million. At the Euro to U.S. Dollar exchange rate as of June 22, 2007, the combined value for the AIP and Dessau properties translates to $48.0 million. Further discussion of the recent valuations of the AIP Dessau properties is contained in another section of this report.

Reasons for the Arrangement
KHD feels that the Real Estate Assets are not complimentary to its industrial plant engineering and equipment supply business and is therefore proposing the Arrangement in order to separate its Real Estate Assets from its industrial plant engineering and equipment supply business. Upon completion of the Arrangement, SWA will focus predominantly on the development and commercialization of the Real Estate Assets that KHD and its subsidiaries currently hold. KHD believes that this realignment advances the company to its stated goal of enhancing shareholder value by allowing each component company to concentrate their activities within their respective sectors of operations and to be measured on the basis of their performance to their respective peer group companies. Over time it can be expected that each company will appeal to different groups of investors with particular investment preferences and objectives.
On completion of the Arrangement, the proportional ownership of current shareholders in the assets and resources of their company, including the properties being sold to SWA will remain unchanged because all the SWA securities issued to KHD will be distributed to KHD shareholders in the same ratio as their current ownership in KHD. Consequently, the number of shares held by each KHD shareholder will remain the same, as will the proportional interests of shareholders in the assets of their company.
In arriving at their recommendation with respect to the Arrangement, the directors of KHD considered, among other matters:
(a)	that KHD wishes to focus its business on the industrial plant engineering and equipment supply business and to divest itself of any assets which are not complimentary to the industrial plant engineering and equipment supply business;

(b)	the conclusions of the management of KHD with respect to the prospects of an increase in shareholder value;

(c)	the terms of the Arrangement, which will result in shareholders continuing to indirectly own immediately after the Arrangement becomes effective the same proportionate voting and equity interest in all of the assets currently held by KHD through their ownership of shares of both the Company and SWA; and

(d)	the likely tax treatment of KHD and SWA shareholders.
Terms of the Proposed Arrangement
KHD shareholders will hold the same number of KHD common shares as they formerly held prior to the Arrangement. In addition, when the Arrangement becomes effective, each KHD shareholder will also own 1.0 SWA security for every 1.0 KHD common share they hold. Consequently, the proportional ownership of KHD shareholders in the Real Estate Assets and liabilities formerly attributed to KHD will remain essentially unchanged under the Arrangement.
Holders of KHD’s options who are entitled to receive KHD shares upon meeting their applicable provisions will not be entitled to receive any SWA securities under the Arrangement.

On the Effective Date (or such other dates as may be determined by the Board), and after obtaining the Tax Ruling, unless the board of directors of KHD elects to waive such requirement, then the events and transactions set out in either Section 3.1(b) or 3.1(c) of the Plan of Arrangement, as listed in the Information Circular will occur.
Section 3.1(b) provides for the transfer of a majority of the Real Estate Assets to SWA through direct property transfers. Section 3.1(c) provides for the transfer of the Real Estate Assets to SWA indirectly through share transfers of certain KHD subsidiaries currently holding such Real Estate Assets.
Assignment
The writer was engaged by the KHD Board of Directors to provide a fairness opinion on the proposed Arrangement by which KHD is to transfer the Real Estate Assets to SWA and subsequently distribute all of the SWA securities held by KHD to KHD shareholders on a pro rata basis.
In connection with the preparation of this fairness opinion report, the writer has not, nor has he been requested to, complete an independent estimate of the likely value of KHD shares and SWA securities or the likely trading range of the respective securities after considering the effects of the Arrangement.
KHD’s Board of Directors believe that the realignment of its business activities advances the company to its stated goal of enhancing shareholder value by allowing each component company to concentrate their activities in their respective sectors of operations and to be measured on the basis of their performance to their respective peer group companies.
Definition of Value
Normally, the definition of value that applies for the purposes of a valuation report or fairness opinion is ‘Fair Market Value’. This concept of value, assuming a going concern scenario, is the highest price obtainable, expressed in terms of money, in an open and unrestricted market between knowledgeable, prudent and willing parties, dealing at arm’s length, who are fully informed and not under compulsion to transact.
A common characteristic of Real Estate Assets is that location matters. A house in a desirable neighbourhood may be priced in the market at a higher price than an equivalent house in a less desirable area. Similarly, the AIP is located in a less populous region of Germany because the location was originally intended for the development of a nuclear power station. An equivalent amount of land in a more industrialized area could have a higher value due to its greater economic potential over a shorter and more certain time horizon.
The issue of fairness is usually based on the values that can be attributed to the ownership rights of shareholders. In the present assignment involving SWA and KHD, on a post-transaction basis, the pro rata tangible and intangible values attributed to KHD shareholders on a post Arrangement basis should be equal to or exceed the prior amount of such considerations. It is the writer’s opinion that fairness can be determined on the basis of whether shareholders’ interests are reduced and to the extent that compensating considerations may be provided in such instances.
Credentials and Independence
The writer is a CFA® charter holder who has been granted a Master of Business Administration degree in finance from Michigan State University and is experienced in the valuation of listed and unlisted companies and their assets, having held Director of Research and Vice President, Research positions with several Canadian based investment dealers. The writer is a past director of the Canadian Council of Financial Analysts and since 1991 has been providing financial research and consulting services to members of the legal profession, investment dealers as well as public and private companies and individuals.
In these capacities, and previously while employed in the investment industry, the writer has prepared a wide variety of valuations and fairness opinions on mining properties, other assets and businesses as prescribed under provincial securities regulations or state and national tax regimes. These assignments have been undertaken for various participants in the mining industry as well as in other sectors.
Relationship of Writer with Interested Parties
The writer has no past, present or intended interest in the shares and properties of the companies mentioned in this report. The writer is not an insider, associate or affiliated with KHD. The writer has not acted as an advisor to the company or its respective affiliates in connection with the Arrangement.
Additionally, there are no understandings, commitments or agreements between the writer, KHD or the latter’s respective predecessor and subsidiary companies and affiliates with respect to future business dealings. The writer may in the future — in the course of conducting financial advisory services to a broad spectrum of corporate clients — perform financial and research services for companies referred to in the preparation of this report.
Scope of the Review
In performing this assignment, the writer relied on information provided by KHD’s management and the company’s legal advisor and referred to publicly available information on the company. The writer also reviewed KHD’s SEC filings. Other information on KHD and its stock trading data was accessed through Canada Stockwatch and other publicly available sources of financial information.
In the course of this engagement the writer held a number of discussions with KHD’s management and the company’s legal advisors. The writer had access to all information requested from the company and no suggestions were requested of or offered by the company as to the approach or methodology used in the preparation of this fairness opinion. Documents and sources of information accessed by the writer included:
•	KHD, Annual Report for the year ended December 31, 2006, filed with the SEC on Form 20-F.

•	Information on KHD in the form of filings and the company’s press releases available for retrieval on EDGAR and other sources as well as the company’s Website

•	Trading data on KHD common shares on Nasdaq and NYSE as carried by Canada Stockwatch and other sources

•	Preliminary and draft valuations of AIP and ZD Real Estate as well as additional assets owned by KHD in Stendal and Osterburg prepared by STIWA Immobilien management & Consulting Chartered Surveyors GmbH (‘STIWA’) on behalf of MFC Merchant Bank S.A., First Opinion dated December 15, 2006 and draft opinion issued March 13, 2007

•	Information and maps and pertaining to Sachsen-Anhalt available on various Internet Websites

Considerations as to Fairness
In assessing the fairness of the Arrangement, the writer has analyzed, reviewed and considered numerous factors. Among these are the following:
•	the past trading volumes and prices of KHD common shares on Nasdaq and the NYSE over recent selected periods of time

•	the Real Estate Assets and financial resources and other activities of KHD

•	the current working capital position and financing requirements of the company

•	the increased focus of KHD on its industrial and engineering services and the expansion of these operations into China and South East Asia

•	The absence of ownership reduction implications inherent in the Arrangement in assets of the company will remain unchanged when the Arrangement and sale of the company’s Real Estate Assets to SWA and subsequent distribution of SWA securities to KHD shareholders is completed.
It is the writer’s view that under the proposed Arrangement, the separate perspectives of KHD and SWA, should be viewed as one and the same. As far as the writer can determine, the ultimate proportional ownership position of current shareholders of KHD in the KHD’s net assets, including those to be sold to SWA, will remain essentially unchanged.
There are two reasons for this. First, all real estate assets to be transferred to SWA are currently owned by KHD shareholders in proportion to their holdings of KHD common shares. There are no other outside ownership interests being introduced in KHD’s Real Estate Assets that KHD is distributing to its shareholders. Secondly, all of the issued SWA securities will be distributed to KHD shareholders on the basis of one SWA security for each KHD common share held. Thus, the shareholders’ interests in SWA will be exactly in proportion to their ownership of KHD common shares.
Therefore, on completion of the Arrangement, KHD shareholders will retain the same proportional ownership interest in the net assets of KHD and SWA as they held prior to the Arrangement.
Appraisals of KHD Real Estate Assets
The writer has reviewed the appraisals of KHD’s Real Estate Assets that were prepared under the assumptions of the potential sales of the properties. Usually longer lead times are required to sell any real estate holdings. The writer believes that the total values of the Real Estate Assets are not germane to the transaction as the distribution of SWA securities to KHD shareholders will be done on the basis of the shareholders’ proportional interests in KHD rather than on the valuation of the Real Estate Assets divided by a value assigned to SWA securities as might have happened with a contemporaneous financing. The Arrangement, as proposed, will not affect KHD shareholders’ proportional ownership interests in KHD’s Real Estate Assets.
The value of the KHD’s Real Estate Assets, however, does have relevance from accounting and tax perspectives. The value of the Real Estate Assets will form the basis of the capital reduction transaction. This transaction is not a valuation issue, as the fairness of the Arrangement can be decided on whether the Arrangement does or does not reduce current KHD shareholder’s proportional interests in the Real Estate Assets SWA is acquiring from KHD.
It is possible that the Arrangement may create tax consequences to certain shareholders or to SWA or KHD. The matter is still under review. The writer’s view is that these are costs of doing business and that the spin out of KHD’s Real Estate Assets is necessary to realize the value of these activities.
Basically the proposed capital reduction transaction can be justified by the values of AIP and Dessau. The AIP value of €28,855,000 allocated by the MFC Bank to these assets was on the basis of a minimum sales price. This value is substantiated by an independent appraisal prepared by STIWA that was based on a combination of discounted cash flow method and market based techniques for commercial land available for sale. The table below presents the summary of the STIWA appraisal that arrived at a value for AIP of €28.136.000.
Overview of the Market Valuation Altmark Industriepark AG

A) Industrial Park Arneburg

Built Plots (Production/ Office Building)		7.582.000 €
Non-Built Plots (average)		18.919.000 €

Scenario 1 - Linear Sales	16.482.000 €
Scenario 2 – Arithmetic	19.288.000 €
Scenario 3 - Geometric	20.986.000 €

Leaseholds		687.000 €
Cranes		48.000 €
Feeder Track		200.000 €

Total		27.436.000 €
B) Stendal
Akazienweg 25b		211.000 €
C) Osterburg
Fröbelstr. 2 + 3		489.000 €

Total Market Value		28.136.000 €
MFC Bank also prepared an internal value for the Dessau property in the amount of €6,873,000. The writer feels that this value is reasonable on the basis of the net revenue generated by these assets in 2006 as well as for the going forward estimates for the years beyond 2007. According to data presented by MFC Bank, Dessau generated net revenues of €865,233 in 2006 and the forecast for 2007 is €996,486 and rising to €1,204,429 in for the year 2011. The net revenue figure is after operating costs, maintenance and labor and wage costs. In comparison, the 2007 plan level net revenues for AIP are €940,591 increasing to over $1.540.832 in year 2001.
The STIWA appraisal, arrived at a value of AIP’s leased assets of €7.582.000 (see above). The value of Dessau should be similar to AIP’s currently leased properties because the net revenues of the companies are similar (see bolded numbers above). Therefore, MFC’s appraisal of Dessau at €6,873,000 appears reasonable. Alternatively, the Dessau planned net revenue of €996.486 could be capitalized at approximately 10%, which would result in yet a higher value. As AIP has the leverage to increase rents with inflation and other market factors, a discount rate of 10% is really equivalent to 13%, if a 3% inflation rate is built into the calculation.
A case can also be made that the revenue on real estate has no terminal value as a bond does and the cash flow stream from real estate could be valued as a perpetuity. The cash flow generated by AIP and Dessau are not single source income streams, but come from a diversity of businesses and leaseholders. The cyclicality that individual businesses might experience is diversified away when the income streams originate from a large variety of sources.
AIP has at least 39 rental and lease agreements outstanding and at least another 29 agreements covering infrastructure services. Dessau has rental or lease agreements with over 40 clients. Whereas a single real estate income stream may be valued at a relatively low multiple on a rule of thumb basis, a higher multiple could be justified as applicable to a cash flow stream originating from a portfolio of leases.

Tax Implications to Certain Shareholders
KHD expects that for the most part the Arrangement will have no material adverse tax effects on the majority of its Canadian and United States shareholders. KHD or SWA may become liable for certain transaction costs, but the writer’s view is that such cost, if it should be found to apply, is an expense of doing business.
As a corporate entity, KHD and SWA must be able to manage their affairs as best they can to maximize their values as separate corporate entities. Consequently, this Fairness Opinion relates to the proposed Arrangement and its effect on current KHD shareholders on a pretax basis.
Recent Trading Prices of KHD Shares
KHD common shares began trading on the NYSE effective June 18, 2007. The shares were previously traded on the Nasdaq system. KHD announced in its 2006 Annual Report the creation of SWA and the planned distribution of SWA securities to KHD shareholders. At that time KHD also announced its application for listing on the NYSE. The market reacted favourably as KHD shares were then trading at below US$40 a share. After trading on the NYSE commenced, KHD shares reached a high of US$64.50 before easing. A KHD stock chart showing trading on Nasdaq as well as on the NYSE is included as Appendix I.
The price of KHD shares has increased by approximately 50% since the announcements KHD made in its Annual Report. In addition, on March 30th KHD together with CITIC HMC announced that the parties had formed an exclusive cooperation agreement to jointly offer their engineering, manufacturing and sale of plant equipment and services to the global cement industry.
It must be must be assumed that the subsequent positive market reaction and the price appreciation of KHD shares was in part attributable to the proposed Arrangement with SWA.
Observations
The creation of SWA and the separation of the KHD’s Real Estate Assets from the industrial and engineering services activities of KHD is intended to increase market interest and enhance shareholder value as well as, if needed, the future fund raising capacity for KHD and its real estate activities through SWA. By appealing to different groups of investors with different investment objectives, the Arrangement should facilitate increased investment interests to be generated in the activities of KHD and SWA that will potentially enhance the interests of current KHD shareholders who will participate in KHD’s real estate activities directly through the ownership of SWA shares.
The proposed Arrangement does not impair the ownership position of current KHD shareholders in the Real Estate Assets of their company. Post Arrangement, current KHD shareholders will hold the same proportional interest in the assets of their company through their pro rata ownership of SWA shares as well as maintaining their current ownership levels of KHD shares. SWA will have the same number of shares outstanding as KHD currently has.

Conclusions as to Fairness
Based on the above information, observations and analyses by the writer as well as other relevant factors applying to the companies, it is the writer’s considered opinion that the proposed distribution under the Arrangement of 1.0 share of SWA, for every 1.0 KHD shares held is fair, from a financial point of view, to KHD and its shareholders as a whole.
This opinion is given for the sole and exclusive use of the Board of Directors of KHD and the company’s shareholders and is given as of this date. The writer reserves the right to amend or withdraw the conclusions reached in this Fairness Opinion, if a material change occurs in any of the facts, representations and reports which have been relied upon in preparing this report, or if information provided to the writer and upon which he has relied, is inaccurate in any material respect. This report has been prepared solely for the purpose of providing information. It should not be construed as a recommendation to buy or sell any of the securities mentioned herein and no representations or warranties of any kind are intended, neither implied nor should be inferred.
Yours truly,
(Signed) Stephen W. Semeniuk
Stephen W. Semeniuk, CFA

Appendix I – KHD Stock Chart
Chart Source: Yahoo Finance

Appendix 2 — Map of the “Altmark Industriepark”

Appendix III
Dessau Industrial Park
Industrial Site – 11 ha

Dessau – Berlin ->
<- Dessau – Naumburg
DB
Brauereistraße
Junkerstraße
P
010
009
008
013
101
102
107
109
112
227
206
228
218
211
207
230
A
215
301
305
333
336

Area Shown is Approximately 600 X 800 metres

Certificate of Qualifications
I, Stephen Semeniuk, of 3845 Southridge Avenue, West Vancouver, Canada hereby certify that:
1.	I graduated, B. Comm. (Hons.), from the University of Windsor in 1961.

2.	I was granted a M.B.A. in finance from Michigan State University in 1963.

3.	I am a CFA® charter holder, having completed the program offered by the Institute of Chartered Financial Analysts in 1982.

4.	I have been practicing as an independent financial consultant since January 1991 in providing securities valuation services, fairness opinions, and financial consulting and research services to lawyers, government, investment dealers and industry.

5.	I was formerly Vice President, Research of LOM Western Securities Ltd., at that time, the leading underwriter of junior resources and industrial companies in Western Canada. I have also held securities research positions with Vancouver-based Odlum Brown Ltd. and Brink Hudson and Lefever Ltd.

6.	I have also held financial planning and operations analysis positions with B.C.R.I.C., Power Corporation of Canada, Chemcell Ltd. and Ford Motor Company of Canada.

7.	The attached Fairness Opinion on the Arrangement between KHD and its wholly owned subsidiary SWA was prepared for the Board of Directors of KHD and is based on information, documents, and data provided to me as well as other data, materials and analyses I collected or prepared. I reserve the right to amend or withdraw the conclusions reached in this report, if a material change occurs in or if any of the facts, information or representations provided to me is materially inaccurate.

8.	In preparing this Fairness Opinion, I was not required to visit the properties held by the company.

9.	I have no past, present or intended interest in the shares or holdings of the companies discussed in the Fairness Opinion.

10.	I consent to use of this Fairness Opinion by KHD for corporate, judicial and regulatory purposes as well as to its inclusion in the Company’s Information Circular and public files. The report, however, should not be construed as a recommendation to buy or sell any shares mentioned in this report. No such representations are intended or implied.
(Signed) Stephen W. Semeniuk , West Vancouver, B.C., June 25, 2007.
Stephen W. Semeniuk, B. Comm., MBA, CFA

SCHEDULE K
ARRANGEMENT AGREEMENT
[see attached document]

ARRANGEMENT AGREEMENT
THIS AGREEMENT made as of the 28 day of June, 2007.
BETWEEN:
KHD HUMBOLDT WEDAG INTERNATIONAL LTD., a corporation existing under the British Columbia Business Corporations Act
(“KHD”)
AND:
SWA REIT LTD., a corporation existing under the Barbados Companies Act
(“SWA”)
WHEREAS:
A. KHD and SWA have agreed to proceed with a proposed transaction by way of Plan of Arrangement (as hereinafter defined) whereby, among other things, KHD will reorganize its share capital, certain assets owned indirectly by KHD will be acquired by SWA and the SWA Securities (as hereinafter defined) held by KHD will be distributed to KHD’s shareholders in exchange for a reduction of the stated capital maintained in respect of the common shares of KHD in an amount equal to the fair market value of such distributed SWA Securities; and
B. KHD proposes to have the shareholders of KHD consider the Arrangement on the terms set forth in the Plan of Arrangement;
NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the premises and the respective covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto hereby covenant and agree as follows:
ARTICLE 1
DEFINITIONS AND INTERPRETATION
1.1 DEFINITIONS
In this Agreement, including the recitals and the schedules hereto, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:
(a)	“Agreement” means this arrangement agreement, including the appendices attached hereto, as supplemented or amended from time to time;

(b)	“Arrangement” means the arrangement pursuant to the provisions of Section 288 of the BCBCA to be undertaken on the terms set forth in the Plan of Arrangement, subject to any amendment or supplement thereto made in accordance with this Agreement, the Plan of Arrangement or at the direction of the Court;

(c)	“Arrangement Resolution” means the special resolution approving the Arrangement and the transactions contemplated thereunder, to be approved at the Meeting by the Shareholders;

(d)	“BCBCA” means the British Columbia Business Corporations Act, S.B.C. 2002, c. 57, and the regulations made under that enactment, as amended;

(e)	“Business Day” means any day other than a Saturday, Sunday, a federal holiday in Canada or a day on which banks are not open for business in Vancouver, British Columbia;

(f)	“Charter Documents” means the articles and by-laws or other constating documents of a corporation;

(g)	“Circular” means the management information circular of KHD to be prepared and sent to the Shareholders in connection with the Meeting;

(h)	“Court” means the Supreme Court of British Columbia;

(i)	“EDGAR” means Electronic Data Gathering, Analysis, and Retrieval system, established by the U.S. Securities and Exchange Commission;

(j)	“Effective Date” means the date upon which the Final Order is obtained and filed with the Registrar together with any other filings required by the Registrar under the BCBCA;

(k)	“Final Order” means the final order of the Court approving the Arrangement pursuant to the BCBCA;

(l)	“GAAP” means generally accepted accounting principles in effect in Canada, including the accounting recommendations published in the Handbook of the Canadian Institute of Chartered Accountants;

(m)	“Interim Order” means the interim order of the Court made pursuant to the application therefor contemplated by Sections 2.1(a) and 4.3 hereof, as amended;

(n)	“KHD” means KHD Humboldt Wedag International Ltd., a corporation existing under the BCBCA;

(o)	“KHD Common Shares” means all of the common shares of KHD;

(p)	“KHD Disclosure Documents” means all documents filed by KHD on SEDAR and EDGAR from January 1, 2007 up to the date of this Agreement;

(q)	“Material Adverse Change” or “Material Adverse Effect” means, when used in connection with SWA or KHD, any change (including a decision to implement a change made by the directors or senior management of SWA or KHD or any of KHD’s subsidiaries), effect, event, occurrence or change in state of facts that is, or would reasonably be expected to be, material and adverse to the business, operations, financial condition or results, assets, rights, liabilities or prospects of SWA or KHD and KHD’s subsidiaries taken as a whole, on a consolidated basis, other than any change, effect, event, occurrence or change in state of facts arising from the Arrangement and all transactions related to the Arrangement or contemplated by the Arrangement Agreement or relating to: (1) the economies of British Columbia, Canada or the United States or securities markets in general; (2) the financial services industries in general, and not specifically relating to KHD and its subsidiaries or SWA, respectively; or (3) GAAP;

(r)	“Meeting” means the annual and special meeting of the Shareholders to be held to consider, among other matters, the Arrangement, and any adjournment or postponement thereof;

(s)	“Notice of Dissent” means a notice given in respect of the dissent rights of the Shareholders as contemplated in the Interim Order and as described in the Plan;

(t)	“NYSE” means the New York Sock Exchange;

(u)	“Person” means and includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, trustee, executor, administrator or other legal representative and the Crown or any agency or instrumentality thereof;

(v)	“Plan of Arrangement” means the plan of arrangement attached as Appendix I hereto as amended, modified or supplemented from time to time in accordance with the provisions of this Agreement, the Plan of Arrangement or at the direction of the Court;

(w)	“Registrar” means the Registrar of Companies appointed pursuant to Section 400 of the BCBCA;

(x)	“SEC” means the United States Securities and Exchange Commission;

(y)	“SEDAR” means the System for Electronic Document Analysis and Retrieval, established by the Canadian Securities Administrators;

(z)	“Shareholders” means the holders of KHD Common Shares at the applicable time;

(aa)	“Special Resolution” means a resolution passed by a majority of not less than two-thirds of the votes cast by the Shareholders in respect of such resolution at the Meeting;

(bb)	“Subsidiary” means, with respect to a specified body corporate, a body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of directors thereof, whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency, are at the time owned, directly or indirectly, by such specified body corporate, and includes a body corporate in like relation to a subsidiary;

(cc)	“SWA” means SWA REIT LTD. (formerly Altmark Real Estate Investment Trust Ltd.), a corporation existing under the Barbados Companies Act;

(dd)	“SWA Common Shares” means all of the common shares of SWA;

(ee)	“SWA Securities” means (i) if ADCs are distributed to the Shareholders pursuant to the Arrangement, the ADCs, together with the underlying SWA Common Shares, or (ii) if the SWA Common Shares are distributed to the Shareholders pursuant to the Arrangement, the SWA Common Shares.

(ff)	“Tax Act” means the Income Tax Act (Canada), as amended;

(gg)	“Tax Proposals” means all specific proposals to amend the Tax Act and the regulations thereunder that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this Agreement;

(hh)	“Tax Ruling” means a tax ruling from the German tax authorities relating to the proposed de-merger of all of KHD Humboldt Wedag GmbH’s business assets which, in the sole discretion of the management of the Company and SWA is beneficial for the transfer of the Real Estate Assets; and

(ii)	“Termination Date” means September 30, 2007.
1.2 HEADINGS
The division of this Agreement into articles, sections, paragraphs and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement (including the appendices hereto) as a whole and not to any particular article, section, paragraph or other portion hereof and include any agreement, document or instrument supplementary or ancillary hereto. Unless something in the subject matter or context is inconsistent therewith, all references herein to articles, sections, paragraphs and other portions are to articles, sections, paragraphs and other portions of this Agreement.
1.3 CONSTRUCTION
In this Agreement, unless something in the context is inconsistent therewith:
(a)	the words “include” or “including” when following any general term or statement are not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as permitting it to refer to all other items or matters that could reasonably fall within its broadest possible scope;

(b)	a reference to time or date is to the time or date in Vancouver, British Columbia, unless specifically indicated otherwise;

(c)	a word importing the masculine gender includes the feminine gender or neuter and a word importing the singular includes the plural and vice versa; and

(d)	a reference to “approval”, “authorization”, “consent”, “designation” or “notice” means written approval, authorization, consent, designation or notice unless specifically indicated otherwise.
1.4 DATE FOR ANY ACTION
In the event that any date on which any action is required to be taken hereunder by either of the parties hereto is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day at such place, unless otherwise agreed to by the parties hereto.
1.5 CURRENCY
All amounts of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.
1.6 ACCOUNTING PRINCIPLES
Whenever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be to the GAAP applicable as at the date on which a calculation is made or required to be made.
1.7 APPENDIX
The attached Appendix I, titled “Plan of Arrangement”, shall be deemed to be incorporated into, and form part of, this Agreement.
1.8 ENTIRE AGREEMENT
This Agreement, together with the appendices, agreements and other documents herein or therein referred to, constitute the entire agreement between the parties hereto pertaining to the subject manner hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties hereto with respect to the subject matter hereof.

ARTICLE 2
THE ARRANGEMENT
2.1 ARRANGEMENT
Subject to the terms and conditions of this Agreement:
(a)	prior to the execution of this Agreement, KHD shall have:
(i)	prepared jointly with SWA an application to the Court pursuant to Section 291 of the BCBCA for an Interim Order on terms acceptable to KHD, each acting reasonably, providing for, among other things, the calling and holding of the Meeting; and

(ii)	applied to the Court pursuant to Section 291 of the BCBCA for the Interim Order;
(b)	KHD shall call and hold the Meeting as soon as practicable after obtaining the Interim Order;

(c)	in connection with the Meeting, KHD shall:
(i)	in consultation with SWA, prepare the Circular and such other documents as may be necessary or desirable to permit the Shareholders to vote on whether to approve the Arrangement Resolution;

(ii)	jointly prepare with SWA such other documents as may be necessary or desirable to give effect to the Arrangement; and

(iii)	cause the Circular and such other documents as may be necessary or desirable to give effect to the Arrangement to be sent to each of the Shareholders as soon as reasonably practicable following receipt of the Interim Order and filed as required by the Interim Order and applicable law;
(d)	if the Arrangement Resolution is approved at the Meeting as set out in the Interim Order (or any variation thereof), as soon as reasonably practicable thereafter, KHD shall take the necessary steps to submit the Arrangement to the Court and apply for the Final Order in such manner as the Court may direct and KHD and SWA may agree; and

(e)	if the Final Order is obtained, as soon as reasonably practicable thereafter and subject to the fulfilment or the waiver of each of the conditions set out herein, and completion of all steps required by the Plan of Arrangement to be completed prior to the Effective Date, KHD shall file a certified copy of the Final Order with the Plan of Arrangement, and such other documents as are required to be filed under the BCBCA, with the Registrar to give effect to the Arrangement pursuant to Section 292 of the BCBCA.

As part of its application for the Interim Order and the Final Order, KHD shall, prior to the hearing in relation to the Final Order, advise the Court that KHD intends to rely on the exemption from the registration requirements of the United States Securities Act of 1933 provided by Section 3(a)(10) of that enactment based on the Court’s approval of the fairness of the Arrangement.
2.2 CIRCULAR
Each of the parties hereto shall, in a timely and expeditious manner, furnish to KHD all such information regarding itself as may be reasonably required to be included in the Circular. Each party shall ensure that the information relating to it contained in the Circular does not contain any material misrepresentation.
2.3 PUBLIC ANNOUNCEMENT
(a)	Each party shall consult with the other party before issuing any news releases or otherwise making public statements with respect to this Agreement or the Arrangement and before making any filing with any governmental or regulatory agency or with any stock exchange relating to this Agreement or the Arrangement.

(b)	Before releasing a news release, making any other public statement, making a public filing or making a filing with any governmental entity, stock exchange or securities quotation system with respect to this Agreement or the Arrangement, each party shall use all reasonable commercial efforts to allow the other party to review and comment on, and shall adopt the other party’s reasonable comments on, the news release, other public statement or filing.
2.4 EFFECTIVE DATE OF ARRANGEMENT
Subject to the terms and conditions of this Agreement and the Plan of Arrangement, the Arrangement shall become effective on the Effective Date.
2.5 FILING UNDER THE BCBCA
Subject to the rights of termination contained in Article 6 hereof, upon the Shareholders approving the Arrangement by Special Resolution in accordance with the provisions of the Interim Order and the BCBCA, KHD obtaining the Final Order and the other conditions contained in Article 5 hereof being complied with or waived, KHD and SWA shall file the Final Order with the Registrar in accordance with Section 292 of the BCBCA together with such other documents as may be required in order to effect the Arrangement. On, or as soon as practical after, the Effective Date, KHD and SWA shall exchange (to the extent not previously exchanged) such other documents as may be necessary or desirable in connection with the completion of the transactions contemplated by the Plan of Arrangement and this Agreement.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES
3.1 REPRESENTATIONS AND WARRANTIES OF SWA
SWA hereby represents and warrants to and in favour of KHD that:
(a)	SWA was duly incorporated and is a valid and subsisting corporation under the provisions of the Barbados Companies Act. SWA has all requisite corporate power and authority to carry on its business as now being carried on by it and to own or lease and operate its properties and assets and is duly licensed or otherwise qualified to carry on business in each jurisdiction in which a material amount of its business is conducted or wherein the character of the properties and assets now owned by it makes such qualification necessary, except where such failure to be duly licensed or otherwise qualified would not have a Material Adverse Effect;

(b)	as of the date hereof, the authorized capital of SWA consists of an unlimited number of common shares. As of June 28, 2007, no common shares were issued and outstanding. There are no other options, warrants, conversions, privileges, calls or other rights, agreements, arrangements, commitments or obligations of SWA to issue or sell any shares of any capital stock or securities or obligations of any kind convertible into or exchangeable for any shares of capital stock of SWA or any other person, nor are there outstanding any stock appreciation rights, phantom equity or similar rights, agreements, arrangements, or commitments based upon the book value, income or any other attribute of SWA;

(c)	SWA has no subsidiaries;

(d)	SWA has no outstanding agreements, subscriptions, warrants, options or commitments, nor has it granted any rights or privileges capable of becoming an agreement, subscription, warrant, option or commitment, obligating it to issue any additional securities convertible into debt securities or evidence of indebtedness whatsoever;

(e)	SWA has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement and the agreements, documents and transactions contemplated herein are within the corporate power and authority of SWA and have been duly authorized by all necessary corporate action by SWA and this Agreement constitutes a valid and binding obligation of SWA, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization or similar laws affecting the rights of creditors generally and subject to the general principles of equity;

(f)	SWA does not have any liability or obligation including, without limitation, tax liabilities, whether accrued, absolute, contingent or otherwise;

(g)	there are no actions, suits, proceedings, investigations or outstanding claims or demands, whether or not purportedly on behalf of SWA, instituted, pending, or to the knowledge of SWA, threatened against or affecting SWA at law or in equity or before or by any governmental department, commission, board, bureau, agency or institution, domestic or foreign, or before any arbitrator, nor is there any judgment, order, decree or award of any court or other governmental authority having jurisdiction, obtained, pending, or to the knowledge of SWA, threatened against SWA, which could prevent or materially hinder the consummation of the Arrangement or the other transactions contemplated by this Agreement or which could result in a material adverse change in respect of SWA;

(h)	the business of SWA is being conducted in all material respects in compliance with all applicable laws, regulations and ordinances of all authorities having jurisdiction;

(i)	the SWA Common Shares to be issued pursuant to the terms of the Plan of Arrangement shall be duly and validly issued and constitute fully paid and non-assessable shares of SWA; and

(j)	the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and the fulfilment of or compliance with the terms and provisions hereof do not or will not, nor will they with the giving of notice or the lapse of time or both:
(i)	violate any provision of any law or provisions of the Charter Documents of SWA;

(ii)	conflict with, result in a breach of, constitute default under, or accelerate or permit the acceleration of the performance required by any material agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award to which SWA is a party or by which SWA is bound or to which the property of SWA is subject, all as of the Effective Date; or

(iii)	result in the cancellation, suspension or material alteration in the terms of any material licence, permit or authority held by SWA or in the creation of any lien, charge, security interest or encumbrance upon any of the material assets of SWA under such material agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award or give to any other person any material interest or rights, including rights of purchase, termination, cancellation or acceleration under any such material agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award.

3.2 REPRESENTATIONS AND WARRANTIES OF KHD
KHD hereby represents and warrants to and in favour of SWA that:
(a)	KHD was duly continued and is a valid and subsisting corporation under the BCBCA. KHD has all the requisite corporate power and authority to carry on its business as now being carried on by it and to own or lease and operate its properties and assets and is duly licensed or otherwise qualified to carry on business in each jurisdiction in which a material amount of its business is conducted or wherein the character of the properties and assets now owned by it makes such qualification necessary, except where such failure to be duly licensed or otherwise qualified would not have a Material Adverse Effect;

(b)	other than pursuant to the terms of this Agreement or as set out in the KHD Disclosure Documents, KHD has no outstanding agreements, subscriptions, warrants, options or commitments, nor has it granted any rights or privileges capable of becoming an agreement, subscription, warrant, option or commitment obligating KHD to issue KHD Shares;

(c)	as of the date hereof, the authorized share capital of KHD consists of an unlimited number of KHD Common Shares and an unlimited number of Class A preference shares. As of June 28, 2007, 14,823,210 KHD Common Shares are validly issued and outstanding as fully paid and non-assessable and 7,154,799 Class A preferred shares are issued and outstanding;

(d)	KHD has the requisite corporate power and authority to enter into this Agreement and perform its obligations hereunder. The execution, delivery and performance of this Agreement and the agreements, documents and transactions contemplated herein are within the corporate power and authority of KHD and have been duly authorized by all necessary corporate action, and this Agreement constitutes a valid and binding obligation of KHD, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization or similar laws affecting the rights of creditors generally and subject to the general principles of equity;

(e)	the audited consolidated financial statements of KHD for the financial year ended December 31, 2006 present fairly the consolidated financial condition and results of operations of KHD for the period indicated in such consolidated financial statements and have been prepared in accordance with GAAP;

(f)	since December 31, 2006, there has been no material adverse change in the business, operations, properties, assets or condition, financial or otherwise, of KHD, on a consolidated basis, from that shown in the audited consolidated financial statements of KHD for the year ended December 31, 2006;

(g)	KHD is the beneficial owner of its properties and assets, with good and marketable title thereto free and clear of material encumbrances, except as otherwise disclosed in the KHD Disclosure Documents;

(h)	except as otherwise disclosed in the KHD Disclosure Documents or to SWA, there are no actions, suits, proceedings, investigations or outstanding claims or demands, whether or not purportedly on behalf of KHD or its subsidiaries, instituted, pending, or to the knowledge of KHD, threatened against or affecting KHD or its subsidiaries at law or in equity or before or by any governmental department, commission, board, bureau, agency or institution, domestic or foreign, or before any arbitrator, nor is there any judgment, order, decree or award of any court or other governmental authority having jurisdiction, obtained, pending, or to the knowledge of KHD, threatened against KHD or its subsidiaries which could prevent or materially hinder the consummation of the Arrangement or the other transactions contemplated by this Agreement or which could result in a material adverse change in respect of KHD;

(i)	each of the subsidiaries of KHD that carries on a material portion of the business of KHD or which owns a material portion of the assets of KHD on a consolidated basis is duly incorporated and is a valid and subsisting corporation under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to carry on its business as now carried on by it and to own or lease and to operate its properties and assets and is duly licensed or otherwise qualified in each jurisdiction in which a material amount of its business is conducted or wherein the character of the properties and assets now owned by it makes such qualification necessary, except where such failure to be duly licensed or otherwise qualified would not have a Material Adverse Effect;

(j)	the business of KHD and its subsidiaries is being conducted in all material respects in compliance with all applicable laws, regulations and ordinances of all authorities having jurisdiction; and

(k)	the execution and delivery of this Arrangement Agreement, the consummation of the transactions contemplated hereby and the fulfilment of or compliance with the terms and provisions hereof do not or will not, nor will they with the giving of notice or the lapse of time or both:
(i)	violate any provision of any law or provisions of the Charter Documents of KHD;

(ii)	conflict with, result in a breach of, constitute default under, or accelerate or permit the acceleration of the performance required by any material agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award to which KHD or any subsidiaries of KHD is a party or by which any of them is bound or to which the property of any of them is subject, all as of the Effective Date; or

(iii)	result in the cancellation, suspension or material alteration in the terms of any material licence, permit or authority held by KHD or any subsidiaries of KHD or in the creation of any lien, charge, security interest or encumbrance upon any of the material assets of KHD or any subsidiaries of KHD under such material agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award or give to any other person any material interest or rights, including rights of purchase, termination, cancellation or acceleration under any such material agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award.
ARTICLE 4
COVENANTS
4.1 COVENANTS OF KHD
KHD hereby covenants and agrees with SWA as follows:
(a)	prior to the Effective Date, KHD will carry on business in the ordinary course and will not enter into any transaction or incur any obligation or liability out of the ordinary course of business prior to the Effective Date, except as contemplated herein or otherwise approved by SWA;

(b)	other than as disclosed to SWA, KHD will not merge into or with or amalgamate or consolidate with or enter into any other corporate reorganization with any other person or perform any act or enter into any transaction or negotiation which interferes or is inconsistent with the completion of the transactions contemplated hereby or would render inaccurate in any material way any of the representations and warranties set forth in Section 3.2 hereof if such representations and warranties were made at a date subsequent to such act, negotiation or transaction and all references to the date of this Agreement were deemed to be such later date, except as contemplated in this Agreement or as otherwise approved by SWA;

(c)	prior to the Effective Date and except as disclosed in the KHD Disclosure Document, KHD will not split, combine or reclassify any of the outstanding KHD Common Shares nor declare, set aside or pay any dividends on or make any other distributions on or in respect of the outstanding KHD Common Shares, without the prior approval of SWA;

(d)	prior to the Effective Date, KHD will not sell, pledge, encumber, allot, reserve, set aside or issue, authorize or propose the sale, pledge, encumbrance, allotment, reservation, setting aside or issuance of, or purchase or redeem or propose the purchase or redemption of, any of the KHD Common Shares or any shares in its capital stock or any class of securities convertible or exchangeable into, or rights, warrants or options to acquire, any shares or other convertible or exchangeable securities, without the prior approval of SWA;

(e)	prior to the Effective Date, KHD will not sell, pledge, encumber, lease or otherwise dispose of any material assets, without the prior approval of SWA;

(f)	prior to the Effective Date, KHD will not guarantee the payment of any material indebtedness or incur any material indebtedness for money borrowed or issue or sell any debt securities, without the prior approval of SWA;

(g)	prior to the Effective Date, KHD will not engage in any business, enterprise or activity materially different from that carried on by it at the date of this Agreement or enter into any transaction or incur any obligation if the same would have a material adverse effect on KHD or the Arrangement, other than in the ordinary course of business, without the prior approval of SWA;

(h)	subject to obtaining the Interim Order, KHD will convene the Meeting for the approval of the Arrangement and other matters incidental to the Arrangement;

(i)	KHD will perform all such other acts and do such things as may be necessary or desirable in order to give effect to the Arrangement and, without limiting the generality of the foregoing, KHD will use its best efforts to apply for and obtain:
(i)	the Interim Order;

(ii)	the Final Order; and

(iii)	such other consents, orders and approvals as counsel may advise are necessary or desirable for the implementation of the Arrangement;
(j)	KHD will use all reasonable efforts to cause each of the conditions precedent set forth in Article 5 hereof to be complied with, on or before the Effective Date; and

(k)	KHD will ensure that the Circular will not contain an untrue statement of a material fact concerning KHD and will not omit to state a material fact concerning SWA that is required to be stated or that is necessary in order to render a statement contained therein not misleading in the light of the circumstances in which it was made.
4.2 COVENANTS OF SWA
SWA hereby covenants and agrees with KHD as follows:
(a)	SWA will not, and will not permit any of its subsidiaries to, perform any act or enter into any transaction or negotiation which interferes or is inconsistent with the completion of the transactions contemplated hereby or would render inaccurate in any material way any of the representations and warranties set forth in Section 3.1 hereof if such representations and warranties were made at a date subsequent to such act, negotiation or transaction and all references to the date of this Agreement were deemed to be such later date, except as contemplated in this Agreement or otherwise approved by KHD;

(b)	prior to the Effective Date, SWA will not alter or amend its Charter Documents as the same exist at the date of this Agreement, except as contemplated in this Agreement or as otherwise approved by KHD;

(c)	prior to the Effective Date, SWA will not engage in any business, enterprise or activity materially different from that carried on by it at the date of this Agreement or enter into any transaction or incur any obligation if the same would have a material adverse effect on SWA or the Arrangement, other than in the ordinary course of business, without the prior approval of KHD;

(d)	SWA will perform all such other acts and things as may be necessary or desirable in order to give effect to the Arrangement;

(e)	prior to the Effective Date, SWA will not subdivide, combine or reclassify any of the outstanding SWA Common Shares nor declare, set aside or pay any dividends or make any other distributions on or in respect of the outstanding SWA Common Shares, without the prior approval of KHD;

(f)	SWA will use all reasonable efforts to cause each of the conditions precedent set forth in Article 5 hereof to be complied with, on or before the Effective Date; and

(g)	SWA will ensure that the Circular will not contain an untrue statement of a material fact concerning SWA and will not omit to state a material fact concerning SWA that is required to be stated or that is necessary in order to render a statement contained therein not misleading in the light of the circumstances in which it is made.
4.3 INTERIM ORDER AND FINAL ORDER
KHD covenants and agrees that it will, as soon as reasonably practicable, apply to the Court pursuant to Section 291 of the BCBCA for the Interim Order providing for, among other things, the calling and holding of the Meeting for the purpose of, among other matters, the Shareholders considering and, if deemed advisable, approving the Arrangement and that, if the approval of the Shareholders of the Arrangement as set forth in the Interim Order is obtained by KHD, as soon as practicable thereafter KHD will take the necessary steps to submit the Arrangement to the Court and apply for the Final Order in such fashion as the Court may direct. As soon as practicable thereafter, and subject to compliance with the other conditions provided in Article 5 hereof, KHD shall send to the Registrar, in accordance with Section 292 of the BCBCA, the necessary documents to give effect to the Arrangement.
ARTICLE 5
CONDITIONS
5.1 MUTUAL CONDITIONS PRECEDENT
The respective obligation of KHD and SWA to complete the transactions contemplated by this Agreement, including the Arrangement and the obligation of each of KHD and SWA to file the documents required by Section 292 of the BCBCA with the Registrar to give effect to the

Arrangement, shall be subject to the satisfaction, on or before the Effective Date, of the following conditions:
(a)	at the Meeting, the Arrangement Resolution, with or without amendment, shall have been approved by the Shareholders entitled to vote thereon, in accordance with the Interim Order and in accordance with the BCBCA;

(b)	the Interim Order and the Final Order shall have been obtained in form and substance satisfactory to SWA and KHD, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise;

(c)	all consents, orders, regulations and approvals, including regulatory and judicial approvals and orders required, necessary or desirable for the completion of the transactions provided for in this Agreement and contemplated by the Arrangement shall have been obtained or received from the persons, authorities or bodies having jurisdiction in the circumstances;

(d)	the distribution of the SWA Securities, as contemplated in the Plan of Arrangement, in the United States pursuant to the Arrangement shall be exempt from registration requirements under the United States Securities Act of 1933 and except with respect to persons deemed “affiliates” under such enactment, the SWA Securities, as contemplated in the Plan of Arrangement, to be distributed in the United States pursuant to the Arrangement shall not be subject to resale restrictions in the United States under such enactment;

(e)	the distribution of the SWA Securities, as contemplated in the Plan of Arrangement, in Canada pursuant to the Arrangement shall be exempt from registration and prospectus requirements of applicable Canadian securities legislation;

(f)	there shall not be in force any law, ruling, order or decree that makes it illegal or restrains, or enjoins or prohibits the consummation of the transactions contemplated by this Agreement and the Arrangement;

(g)	none of the consents, orders, regulations or approvals contemplated herein shall contain terms or conditions or require undertakings or security deemed unsatisfactory or unacceptable by any of the parties hereto, acting reasonably;

(h)	there shall not have occurred, developed or come into effect or existence any event, action, state, condition or financial occurrence of national or international consequence or any law, regulation, action, government regulation, inquiry or other occurrence of any nature whatsoever that has had or could reasonably be expected to have a material adverse effect in connection with any of the parties hereto;

(i)	no judgment or order shall have been issued by any agency, no actions, suits or proceedings shall have been threatened or taken by any agency, and no law, regulation or policy shall have been proposed, enacted, or promulgated or applied:
(i)	to cease trade, enjoin, prohibit or impose material limitations or conditions on the completion of the Arrangement; or

(ii)	that, if the Arrangement were completed, could reasonably be expected to have a material adverse effect on any of the parties to this Agreement;
(j)	KHD and SWA shall be satisfied that, based on the current provisions of the Tax Act, the regulations thereunder, and the Tax Proposals, the distribution of SWA Securities under the Arrangement will be treated for purposes of the Tax Act as a return of capital on a reduction of its paid up capital and not as a deemed dividend; and

(k)	this Agreement shall not have been terminated under Article 6.
5.2 CONDITIONS IN FAVOUR OF KHD
The obligations of KHD to complete the transactions contemplated by this Agreement pursuant to Section 288 of the BCBCA to give effect to the Arrangement shall be subject to the satisfaction of the following conditions, unless otherwise waived by KHD:
(a)	the representations and warranties of SWA contained in this Agreement shall be true as of the Effective Date (except to the extent that the representations and warranties speak as of an earlier date, in which event they shall be true as of such earlier date) as if made on and as of that date except for any failures or breaches of representations and warranties that have not had, or would not have, individually or in the aggregate, a Material Adverse Effect on SWA or prevent or delay the completion of the Arrangement or the transactions contemplated by this Agreement to be completed on the Effective Date;

(b)	SWA shall have complied with its obligations under this Agreement, except to the extent the failure to comply with those obligations has not had, or would not have, individually or in the aggregate, a Material Adverse Effect on SWA or prevent or delay the completion of the Arrangement or the transactions contemplated by this Agreement to be completed on the Effective Date; and

(c)	the aggregate number of KHD Common Shares in respect of which the Shareholders shall have exercised, and not withdrawn the exercise of, rights of dissent provided pursuant to the terms of the Plan of Arrangement and the Interim Order shall not be in excess of 10% of the KHD Common Shares issued and outstanding on the date of the Meeting.

5.3 CONDITIONS IN FAVOUR OF SWA
The obligations of SWA to complete the transactions contemplated by this Agreement pursuant to Section 288 of the BCBCA to give effect to the Arrangement shall be subject to the satisfaction of the following conditions:
(a)	the representations and warranties of KHD contained in this Agreement shall be true as of the Effective Date (except to the extent that the representations and warranties speak as of an earlier date, in which event they shall be true as of such earlier date) as if made on and as of that date except for any failures or breaches of representations and warranties that have not had, or would not have, individually or in the aggregate, a Material Adverse Effect on KHD or prevent or delay the completion of the Arrangement or the transactions contemplated by this Agreement to be completed on the Effective Date; and

(b)	KHD shall have complied with its obligations under this Agreement, except to the extent the failure to comply with those obligations has not had, or would not have, individually or in the aggregate, a Material Adverse Effect on KHD or prevent or delay the completion of the Arrangement or the transactions contemplated by this Agreement to be completed on the Effective Date.
ARTICLE 6
AMENDMENT AND TERMINATION
6.1 AMENDMENT AND VARIATION
Subject to Sections 6.2 and 6.5 hereof, this Agreement may, at any time and from time to time, before and after the holding of the Meeting, but not later than the Effective Date, be amended or varied by written agreement of SWA and KHD, subject to applicable law, without further notice to or authorization on the part of the Shareholders. Without limiting the generality of the foregoing, any such amendment may:
(a)	change the time for the performance of any of the obligations or acts of the parties hereto;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document to be delivered pursuant hereto; or

(c)	waive compliance with or modify any of the covenants contained herein or waive or modify the performance of any of the obligations of the parties hereto contained herein.
6.2 AMENDMENT OF PLAN
The Plan of Arrangement may be amended, modified or supplemented in accordance with Section 6 of the Plan of Arrangement.

6.3 RIGHTS OF TERMINATION
If any of the conditions contained in Sections 5.1, 5.2 or 5.3 shall not be fulfilled or performed on or before the Effective Date, the party hereto not responsible hereunder to fulfill or perform any such condition may terminate this Agreement by notice to the other party hereto, as the case may be, in writing, and in such event, SWA or KHD, as the case may be, shall be released from all obligations under this Agreement, all rights of specific performance by the parties shall terminate and the other party hereto shall also be released from all obligations hereunder.
6.4 NOTICE OF UNFULFILLED CONDITIONS
If any party hereto shall determine at any time prior to the Effective Date that it intends to refuse to consummate the Arrangement or any of the transactions contemplated thereby because of any unfulfilled or unperformed condition precedent contained in this Arrangement Agreement on the part of another party hereto to be fulfilled or performed, such party, as the case may be, shall so notify the other party forthwith upon making such determination in order that the other party shall have the right and opportunity to take such steps, at its own expense, as may be necessary for the purpose of fulfilling or performing such condition precedent within a reasonable period of time.
6.5 MUTUAL TERMINATION
This Agreement may, at any time before or after the holding of the Meeting, but no later than the Effective Date, be terminated by agreement in writing executed by SWA and KHD without further action on the part of the Shareholders, and if the Effective Date does not occur on or before the Termination Date, each party may unilaterally terminate this Agreement without further action on the part of the Shareholders, which termination shall be effective upon notice thereof being given to the other party to this Agreement.
6.6 EFFECT OF TERMINATION
Upon the termination of this Agreement pursuant to Article 6 hereof, neither party hereto shall have any liability or further obligation to the other party hereto.
ARTICLE 7
MERGER
7.1 MERGER OF CONDITIONS
The conditions set out in Sections 5.1, 5.2 and 5.3 hereof shall be conclusively deemed to have been satisfied or waived upon the later of (i) the Effective Date of (ii) the date upon which the Registrar accepts for filing the documents required to be filed pursuant to Section 292 of the BCBCA giving effect to the Arrangement.

7.2 MERGER OF COVENANTS
The provisions of Sections 4.1 and 4.2 hereof shall be conclusively deemed to have been satisfied in all respects upon the Registrar accepts for filing the documents required to be filed pursuant to Section 292 of the BCBCA giving effect to the Arrangement.
7.3 INDEMNIFICATION
Each of the parties hereto (the “Indemnifying Party”) hereby undertakes with the other party to this Arrangement Agreement (the “Indemnified Party”) to indemnify and hold harmless the Indemnified Party from and against all losses, claims, damages, liabilities, actions or demands including, without limiting the generality of the foregoing, amounts paid in any settlement approved by the Indemnifying Party of any action, suit, proceeding or claim but excluding lost profits and consequential damages of the Indemnified Party, to which the Indemnified Party may become subject insofar as such losses, claims, damages, liabilities, actions or demands arise out of or are based upon any breach of a representation, warranty, covenant or obligation of the Indemnifying Party contained in this Agreement or any certificate or notice delivered by it in connection herewith, and will reimburse the Indemnified Party for any legal or other expenses reasonably incurred by the Indemnified Party in connection with investigating or defending any such loss, claim, damage, liability, action or demand.
7.4 DEFENCE
Promptly after receipt by the Indemnified Party of notice of a possible action, suit, proceeding or claim referred to in Section 7.3 hereof, the Indemnified Party, if a claim in respect thereof is to be made against the Indemnifying Party under such section, shall provide the Indemnifying Party with written particulars thereof; provided that the failure to so provide the Indemnifying Party with such particulars shall not relieve such Indemnifying Party from any liability which it might have on account of the indemnity provided for in this Article 7, except insofar as such failure shall prejudice such Indemnifying Party. The Indemnified Party shall also provide the Indemnifying Party with copies of all relevant documentation, and unless the Indemnifying Party assumes the defence thereof, shall keep such Indemnifying Party advised of the progress thereof and shall keep such Indemnifying Party advised of all significant actions proposed. An Indemnifying Party shall be entitled, at its own expense, to participate in and, to the extent that it may wish, to assume the defence of any such action, suit, proceeding or claim but such defence shall be conducted by counsel of good standing approved by the Indemnified Party, such approval not to be unreasonably withheld. Upon the Indemnifying Party notifying the Indemnified Party of its election so to assume the defence and retaining such counsel, the Indemnifying Party shall not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by it in connection with such defence other than for reasonable costs of investigation. If such defence is assumed by the Indemnifying Party, it shall, throughout the course thereof, provide copies of all relevant documentation to the Indemnified Party, keep such Indemnified Party advised of the progress thereof and shall discuss with the Indemnified Party all significant actions proposed. No Indemnifying Party shall enter into any settlement without the consent of the Indemnified Party, but such consent shall not be unreasonably withheld. Notwithstanding the foregoing, the Indemnified Party shall have the right, at the Indemnifying

Party’s expense, to employ counsel of their own choice in respect of the defence of any such action, suit, proceeding or claim if:
(a)	the employment of such counsel has been authorized by the Indemnifying Party in connection with such defence;

(b)	counsel retained by the Indemnifying Party or the Indemnified Party shall have advised the Indemnified Party that there may be legal defences available to it which are different from or in addition to those available to the Indemnifying Party (in which event, and to that extent, the Indemnifying Party shall not have the right to assume or direct the defence on behalf of the Indemnified Party) or that there may be a conflict of interest between the Indemnifying Party and the Indemnified Party; or

(c)	the Indemnifying Party shall not have assumed such defence and employed counsel therefor within a reasonable time after receiving notice of such action, suit, proceeding or claim.
7.5 TERM
The obligations of the parties under this Article 7 shall terminate when the Arrangement is consummated, failing which they shall survive and continue with respect to all losses, claims, damages, liabilities, actions or demands, notice of which is given to the Indemnifying Party by the Indemnified Party, on or before 12 months from the date hereof in compliance with Section 7.4 hereof.
ARTICLE 8
GENERAL
8.1 NOTICES
All notices which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be deemed to be validly given if served personally or by facsimile, in each case to the attention of the senior officer at the following addresses or at such other address as shall be specified by a party hereto by like notice:
(a)	if to KHD:
Suite 702, 7/F, Ruttonjee House, Ruttonjee Centre
11 Duddell Street
Hong Kong SAR
China
Attention: The President
Facsimile: 011.852.2537.3689

with a copy to:
Clark Wilson LLP
800 – 885 West Georgia Street
Vancouver, BC V6C 3H1
Attention: Virgil Z. Hlus
Facsimile: 604.687.6314
(b)	if to SWA:
SWA REIT LTD.
c/o Palm Court, 28 Pine Road
Belleville, St. Michael
BB 11113, Barbados
Attention: The President
Facsimile: 246.429.5143
with a copy to:
Clark Wilson LLP
800 – 885 West Georgia Street
Vancouver, BC V6C 3H1
Attention: Virgil Z. Hlus
Facsimile: 604.687.6314
Any notice that is delivered to such address shall be deemed to be delivered on the date of delivery if delivered on a Business Day prior to 5:00 p.m. (local time at the place of receipt) or on the next Business Day if delivered after 5:00 p.m. or on a non-Business Day. Any notice delivered by facsimile transmission shall be deemed to be delivered on the date of transmission if delivered on a Business Day prior to 5:00 p.m. (local time at the place of receipt) or on the next Business Day if delivered after 5:00 p.m. or on a non-Business Day.
8.2 TIME OF THE ESSENCE
Time shall be of the essence in this Agreement.
8.3 ASSIGNMENT
Neither KHD nor SWA may assign its rights or obligations under this Agreement or the Arrangement without the prior written consent of the other of them.
8.4 BINDING EFFECT
This Agreement and the Plan of Arrangement shall be binding upon and shall enure to the benefit of each of KHD and SWA and the respective successors and permitted assigns thereof.

8.5 WAIVER
Any waiver or release of any of the provisions of this Agreement, to be effective, must be in writing executed by the party hereto granting such waiver or release.
8.6 FURTHER ASSURANCES
Each party hereto shall, from time to time, and at all times hereafter, at the request of the other of them, but without further consideration, do, or cause to be done, all such other acts, and execute and deliver, or cause to be executed and delivered, all such further agreements, transfers, assurances, instruments or documents as may be reasonably required in order to fully perform and carry out the terms and intent hereof including, without limitation, the Arrangement.
8.7 GOVERNING LAW
This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of British Columbia. Each party hereto hereby irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under or in relation to this Agreement.
8.8 EXPENSES
All expenses incurred in connection with this Agreement, the Arrangement and the transactions contemplated hereby and thereby shall be borne entirely by KHD.
8.9 SEVERABILITY
If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable, then:
(a)	That provision shall (to the extent of the invalidity, illegality or unenforceability) be given no effect and shall be deemed not to be part of this Agreement; and

(b)	The parties hereto shall use all reasonable commercial efforts to replace each invalid, illegal or unenforceable provision with a valid, legal and enforceable substitute provision, the effect of which is as close as possible to the intended effect of the invalid, illegal or unenforceable provision.
8.10 PARTIES IN INTEREST
This Agreement will be binding upon and inure solely to the benefit of each party hereto, and, other than pursuant to Article 7 hereof, nothing in this Agreement, express or implied, is intended to or will confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

8.11 COUNTERPARTS
This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.
IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date and year first above written.
KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

Per: Name:	(signed) Michael J. Smith Michael J. Smith
Title:	Chairman
SWA REIT LTD.

Per: Name:	(signed) Michael J. Smith Michael J. Smith
Title:	Director

APPENDIX I
TO THE ARRANGEMENT AGREEMENT MADE AS OF JUNE 28, 2007
BETWEEN KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
AND SWA REIT LTD.
PLAN OF ARRANGEMENT UNDER
SECTION 291 OF THE BRITISH COLUMBIA BUSINESS CORPORATIONS ACT
ARTICLE 1
INTERPRETATION
1.1 Definitions
     Certain capitalized terms used in this Plan of Arrangement which are not defined herein are defined in the Arrangement Agreement. In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:
(a)	“ADCs” means the Austrian depositary certificates representing the SWA Common Shares to be issued by OeKB and distributed by KHD pursuant to this Plan of Arrangement;

(b)	“ADC Program” means an agreement or set of agreements among SWA, its bank, OeKB and their respective agents, nominees and designated custodians, whereby OeKB will issue the ADCs to be distributed to the Shareholders pursuant to this Plan of Arrangement;

(c)	“AIP” means Altmark Industriepark AG, a corporation governed by the laws of Germany;

(d)	“AIP Real Estate” means the real estate assets held by AIP;

(e)	“AIP Receivable” means AIP’s obligation to pay €5,205,000 to be acquired by SWA from KHD and KHD GmbH;

(f)	“Alternative Real Estate Assets” means the shares of AIP, the ZD Real Estate, the shares of RVI and the interest in Pang Hau to be acquired by SWA under this Plan of Arrangement.

(g)	“Alternative Subscription Price” means an amount equal to the fair market value of the Alternative Real Estate Assets (less the fair market value of the shares of KHD Deutschland held by Pang Hau which are to be acquired by KHD in accordance with Section 3.1(c) hereof) and the AIP Receivable;

(h)	“ARGE” means ARGE Biomasse-Kraftwerk Arnbeburg, a partnership formed under German law;

(i)	“ARGE Partnership Interest” means the 75% partnership interest of ARGE held by AIP to be transferred to SWA pursuant to this Plan of Arrangement;

(j)	“Arrangement” means the arrangement pursuant to the provisions of Section 288 of the BCBCA to be undertaken on the terms set out in this Plan of Arrangement, subject to any amendment or supplement thereto made in accordance with the Arrangement Agreement, this Plan of Arrangement or at the discretion of the Court;

(k)	“Arrangement Agreement” means the arrangement agreement dated June 28, 2007 between KHD and SWA, including the appendices attached thereto, as supplemented or amended from time to time;

(l)	“Arrangement Resolution” means the special resolution approving the Arrangement and the transactions contemplated thereunder, to be approved at the Meeting by the Shareholders;

(m)	“BCBCA” means the British Columbia Business Corporations Act, S.B.C. 2002, c. 57, and the regulations made under that enactment, as amended;

(n)	“Business Day” means any day other than a Saturday, Sunday, a federal holiday in Canada or a day on which banks are not open for business in Vancouver, British Columbia;

(o)	“Circular” means the management information circular of KHD to be prepared and sent to the Shareholders in connection with the Meeting;

(p)	“Court” means the Supreme Court of British Columbia;

(q)	“Dissent Procedures” means the procedures set forth in Section 238 of the BCBCA required to be taken by a registered holder of KHD Common Shares to exercise the right of dissent in respect of such KHD Common Shares in connection with the Arrangement;

(r)	“Dissenting Shareholder” means a registered holder of KHD Common Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Procedures;

(s)	“Effective Date” means the date on which the Final Order together with this Plan of Arrangement, and such other documents as are required to be filed under the BCBCA to give effect to the Arrangement, have been accepted for filing by the Registrar under the BCBCA giving effect to the Arrangement or such later date as agreed to by KHD and Altmark or as specified by the Court;

(t)	“Final Order” means the final order of the Court approving the Arrangement pursuant to the BCBCA;

(u)	“GbRAS” means Gessellschaft bürgerlichen Rechts ‘Akazienweg’, Stendal, a partnership governed under the laws of Germany;

(v)	“GbRAS Partnership Interest” means the 90% partnership interest of GbRAS held by AIP to be transferred to SWA pursuant to this Plan of Arrangement;

(w)	“Interim Order” means the interim order of the Court, as the same may be amended, providing for, among other things, the calling and holding of the Meeting under the BCBCA, all as contemplated under Sections 2.1(a) and 4.3 of the Arrangement Agreement;

(x)	“KHD” means KHD Humboldt Wedag International Ltd., a corporation existing under the BCBCA;

(y)	“KHD Common Shares” means all of the common shares of KHD;

(z)	“KHD Deutschland” means KHD Humboldt Wedag International (Deutschland) AG, a corporation governed by the laws of Germany;

(aa)	“KHD GmbH” means KHD Humboldt Wedag GmbH, a corporation governed under the laws of Germany.

(bb)	“holder” means, when not qualified by the adjective “registered”, the person entitled to a share hereunder whether or not registered or entitled to be registered in respect thereof in a register of holders of shares of KHD or SWA, as the case may be;

(cc)	“ITA” means the Income Tax Act (Canada), as amended;

(dd)	“Meeting” means the annual and special meeting of the Shareholders held to consider, among other matters, the Arrangement, and any adjournment or postponement thereof;

(ee)	“Non-Dissenting Shareholder” means a Shareholder that is not a Dissenting Shareholder;

(ff)	“OeKB” means Oesterreichische Kontrollbank, an Austrian financial institution;

(gg)	“Pang Hau” means Pang Hau GmbH & Co. KG, a limited partnership (Kommanditgesellschaft) governed by the laws of Germany;

(hh)	“Person” means and includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, trustee, executor, administrator or other legal representative and the Crown or any agency or instrumentality thereof;

(ii)	“Plan of Arrangement” means this plan of arrangement;

(jj)	“Real Estate Assets” means the AIP Real Estate, the ZD Real Estate and the common shares of RVI to be acquired by SWA pursuant to this Plan of Arrangement;

(kk)	“Registered Shareholder” means the registered holders of KHD Common Shares;

(ll)	“Registrar” means the Registrar of Companies appointed pursuant to Section 400 of the BCBCA;

(mm)	“RVI” means KHD S.A., a corporation governed by the laws of Switzerland;

(nn)	“RVI Receivable” means the obligation of KHD Deutschland to pay RVI €398,000 to be assumed by SWA pursuant to this Plan of Arrangement;

(oo)	“Shareholders” means the holders of KHD Common Shares at the applicable time;

(pp)	“Subscription Price” means an amount equal to the fair market value of the Real Estate Assets, the ARGE Partnership Interest and the GbRAS Partnership Interest to be acquired by SWA under this Plan of Arrangement;

(qq)	“SWA” means SWA REIT LTD., a corporation existing under the Barbados Companies Act;

(rr)	“SWA Common Shares” means all of the common shares of SWA;

(ss)	“SWA Preferred Shares” mans the preferred shares in the capital of SWA;

(tt)	“Tax Ruling” means a tax ruling from the German tax authorities relating to the proposed de-merger of all of KHD GmbH’s business assets.

(uu)	“Transfer Agent” means Mellon Investor Services LLC, the registrar and transfer agent for the KHD Common Shares;

(vv)	“ZD” means ZAB Zementanlagenbau GmbH Dessau, a corporation governed by the laws of Germany; and

(ww)	“ZD Real Estate” means the real estate assets held by ZD.
1.2 Interpretation Not Affected By Headings
The division of this Plan of Arrangement into articles, sections, paragraphs and other portions and the insertion of headings are for the convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereunder” and similar expressions refer to this Plan of Arrangement as a whole and not to any particular article, section, paragraph or part hereof. Unless something in the subject matter or context is inconsistent therewith, all references herein to articles, sections, paragraphs and other portions are to articles, sections, paragraphs and other portions of this Plan of Arrangement.
1.3 Number and Gender
     In this Plan of Arrangement, words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine gender and neuter and words importing persons shall include individuals, partnerships, associations, forms, trusts, unincorporated organizations and corporations.
1.4 Statutes
     A reference to a statute shall be deemed to include every regulation made pursuant thereto, all amendments to the statute or to any such regulation enforced from time to time, and any statute or regulation that supplements or supersedes such statute or any such regulation.
1.5 Currency
     All references to currency herein are to lawful money of Canada unless otherwise specified herein.
1.6 Time and Date for Action
     Time shall be of the essence in each matter or thing herein provided. Unless otherwise indicated, all times expressed herein are local time, Vancouver, British Columbia. In the event that the date on or by which any action is required to be taken hereunder is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on or by the next succeeding day which is a Business Day in such place.
1.7 Deeming Provisions
     In this Plan of Arrangement, the deeming provisions are not rebutable and are conclusive and irrevocable.
1.8 Successors, Assigns, Etc.
     At the Effective Time, this Plan of Arrangement will be binding upon KHD, SWA and the Shareholders and their respective heirs, executors, administrators, legal representatives, successors and assigns.
1.9 Legislation
     References in this Plan of Arrangement to any statute or sections thereof shall include any statute as amended or substituted, and any regulations promulgated thereunder, from time to time in effect.

1.10	Governing Law
          This Plan of Arrangement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.
ARTICLE 2
ARRANGEMENT AGREEMENT
2.1	Arrangement Agreement
          This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.
ARTICLE 3
THE ARRANGEMENT
3.1	The Arrangement
(a)	On the Effective Date (or on such other date as may be determined by the board of directors of KHD), and after obtaining a Tax Ruling, unless the board of directors of KHD elects to waive such requirement, the events and transactions set out in either Section 3.1(b) or (c) below, as determined by the board of directors of KHD in their sole discretion, shall occur and be deemed to occur on the Effective Date (or on such other date as may be determined by the board of directors of KHD).

(b)	If so determined by the board of directors of KHD in accordance with Section 3.1(a) above, the following events and transactions shall occur and be deemed to occur in the order in which they are listed and without further act or formality and with each transaction or event being deemed to occur immediately after the occurrence of the transaction or event immediately preceding it:
(i)	KHD will subscribe for: (A) one SWA Common Share and pay SWA an amount equal to the Subscription Price in Canadian dollars, and (B) if deemed necessary by the board of directors of KHD for working capital purposes or otherwise, one SWA Preferred Share and pay SWA an amount equal to the Canadian dollar equivalent of such determined amount, up to a maximum of €3.2 million;

(ii)	SWA will acquire the ZD Real Estate for cash in Canadian dollars in an amount equal to the fair market value of the ZD Real Estate;

(iii)	SWA will acquire the AIP Real Estate for cash in Canadian dollars in an amount equal to the fair market value of the AIP Real Estate;

(iv)	SWA will acquire the ARGE Partnership Interest held by AIP for cash in Canadian dollars in an amount equal to the fair market value of such interest;

(v)	SWA will acquire the GbRAS Partnership Interest held by AIP for cash in Canadian dollars in an amount equal to the fair market value of such interest;

(vi)	SWA will: (A) acquire all of the shares of RVI held by KHD Deutschland for cash in Canadian dollars in an amount equal to the fair market value of such shares less the amount of the RVI Receivable, and (B) assume KHD Deutschland’s obligation to pay RVI the amount of the RVI Receivable;

(vii)	KHD will exchange the SWA Preferred Share, if acquired by KHD pursuant to Section 3.1(b)(i), for that number of SWA Common Shares having an aggregate fair market value equal to the fair market value of the SWA Preferred Share;

(viii)	the board of directors of SWA will resolve to split its issued and outstanding SWA Common Shares into that number of SWA Common Shares that is equal to the number of issued and outstanding KHD Common Shares on the Effective Date;

(ix)	KHD will deposit all issued and outstanding SWA Common Shares with OeKB or its nominee in exchange for an equal number of ADCs to be issued by OeKB representing such SWA Common Shares;

(x)	the stated capital account maintained for the KHD Common Shares will be reduced by an amount equal to the fair market value of the ADCs held by KHD; and

(xi)	in exchange for the reduction of stated capital with respect to the KHD Common Shares, KHD will distribute, pro rata, to all of the Shareholders as of the Effective Date, all of its interests in the ADCs issued by OeKB.
(c)	If so determined by the board of directors of KHD in accordance with Section 3.1(a) above, the following events and transactions shall occur and be deemed to occur in the order in which they are listed and without further act or formality and with each transaction or event being deemed to occur immediately after the occurrence of the transaction or event immediately preceding it:
(i)	KHD will subscribe for one SWA Common Share and pay SWA an amount equal to the Alternative Subscription Price in Canadian dollars;

(ii)	SWA will purchase from KHD and KHD GmbH the AIP Receivable for cash in Canadian dollars in an amount equal to the principal amount of such receivable plus any accrued interest thereon;

(iii)	AIP will acquire the ZD Real Estate by issuing a promissory note in favour of ZD to be denominated in Canadian dollars with an outstanding principal amount equal to the fair market value of the ZD Real Estate;

(iv)	KHD will acquire all of the shares of KHD Deutschland held by Pang Hau for cash in Canadian dollars in an amount equal to the fair market value of such shares;

(v)	SWA will acquire all of the shares of AIP held by KHD GmbH for cash in Canadian dollars in an amount equal to the fair market value of such shares;

(vi)	SWA will acquire all interests in Pang Hau held by KHD for cash in Canadian dollars in an amount equal to the fair market value of such interests;

(vii)	SWA will acquire all of the shares of RVI held by KHD Deutschland for cash in Canadian dollars in an amount equal to the fair market value of such shares;

(viii)	SWA will transfer to AIP, as a capital contribution, the remaining balance, if any, of the Alternative Subscription Price;

(ix)	AIP will repay the promissory note issued to ZD in connection with the purchase of the ZD Real Estate;

(x)	the board of directors of SWA will resolve to split its issued and outstanding SWA Common Share into that number of SWA Common Shares that is equal to the number of issued and outstanding KHD Common Shares on the Effective Date;

(xi)	KHD will deposit all issued and outstanding SWA Common Shares with OeKB or its nominee in exchange for an equal number of ADCs to be issued by OeKB representing such SWA Common Shares;

(xii)	the stated capital account maintained for the KHD Common Shares will be reduced by an amount equal to the fair market value of the ADCs held by KHD; and

(xiii)	in exchange for the reduction of stated capital with respect to the KHD Common Shares, KHD will distribute, pro rata, to all of the Shareholders as of the Effective Date, all SWA Securities held by KHD.
(d)	Notwithstanding the foregoing, if KHD’s board of directors determines, in their sole discretion, that the ADC Program cannot be established on commercially reasonable terms or would otherwise not be in the best interests of the Shareholders, KHD may distribute SWA Common Shares instead of ADCs.

(e)	The distribution of SWA Common Shares instead of ADCs pursuant to Section 3.1(d) above will be (i) distributed, pro rata, to all of the Shareholders as of the Effective Date and (ii) made in exchange for a reduction of the stated capital account maintained for the KHD Common Shares in an amount equal to the fair market value of such SWA Common Shares being distributed.
3.2	Post-Effective Time Procedures
          On or as soon as practicable after the Effective Date, KHD shall deliver or arrange to be delivered to OeKB or its nominee certificates representing the SWA Common Shares in accordance with the provisions of Section 3.1 hereof.
3.3	Arrangement Effectiveness
          The Arrangement shall be deemed effective as of the Effective Time.
3.4	Deemed Fully Paid and Non-Assessable Securities
          All SWA Securities issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for all purposes of the Barbados Companies Act.
3.5	Supplementary Actions
          Notwithstanding that the transaction and events set out in Section 3.1 hereof shall occur, and shall be deemed to occur, in the order therein set out without any other act or formality, each of KHD and SWA shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be required to further document or evidence any of the transactions or events set out in Section 3.1 hereof, including without limitation, any resolution of directors authorizing the issue, transfer or purchase for cancellation of securities, any security transfer powers evidencing the transfer of securities and any receipt therefor, any promissory notes and receipts therefor and any necessary additions to, or deletions from, share registers.
ARTICLE 4
DISTRIBUTION OF ADCs
4.1	Distribution of ADCs
(a)	OeKB or a custodian appointed by OeKB shall hold a modifiable global certificate representing the number of ADCs issued by OeKB under the ADC Program. No physical certificates will be issued.

(b)	Shareholders with OeKB eligible accounts will receive ADC interests directly through such accounts. ADC interests distributed to a Shareholder without an OeKB eligible account shall be held in trust by SWA or an agent appointed by SWA until such time as the Shareholder provides instructions to SWA to transfer its ADC interests to an OeKB eligible account maintained by them. Such Shareholders may submit instructions to SWA via the Letter of Transmittal accompanying the Circular.

4.2	Withholding Rights
          KHD, SWA, OeKB and their agents shall be entitled to deduct and withhold from all dividends or other distributions otherwise payable to any holder of ADCs such amounts as KHD, SWA, OeKB or their agents are required or permitted to deduct and withhold with respect to such payment under the ITA and the regulations thereunder, the United States Internal Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.
4.3	Limitation and Proscription
(a)	If, after 5 years, a Shareholder has not provided instructions for the transfer of his or her ADC interests to an OeKB eligible account maintained by them as described above, SWA or its appointed agent shall exchange such ADC interests into SWA Common Shares pursuant to the procedures described herein and deliver or cause to be delivered such SWA Common Shares to such Shareholder.

(b)	To the extent that SWA or its appointed agent is unable to deliver the ADCs or the underlying SWA Common Shares to which a Shareholder is entitled on or before the date which is six years after the Effective Date, then the ADCs and the underlying SWA Common Shares which such Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such SWA Common Shares shall be delivered to SWA for cancellation and shall be cancelled by SWA and the interest of the Shareholder in such ADCs and the underlying SWA Common Shares shall be terminated as of such date.
4.4	Illegality of Delivery of ADCs
          Notwithstanding the foregoing, if it appears to KHD acting reasonably, that it would be contrary to applicable law to deliver the ADCs pursuant to the Arrangement to a person that is not a resident of Canada or the United States, the ADCs that otherwise would be delivered to that person shall be held by KHD or its designated agent for sale by KHD or such other person as appointed by KHD on behalf of that person.
4.5	Exercise of Rights Connected with ADCs
(a)	Each holder of an ADC shall be entitled to all the rights and preferences of, and subject to all of the limitations of, the underlying SWA Common Shares represented by the ADC (including dividend, voting, redemption and liquidation rights and preferences).

(b)	OeKB or its agent shall be registered in SWA’s share register as the holder of the SWA Common Shares represented by the ADCs. Each ADC holder shall own a partial beneficial interest in a modifiable global certificate corresponding to the number of his or her SWA Common Shares.

(c)	Except for ADC holders whose interests are held in trust by SWA, SWA or its appointed agent shall deliver proxy materials and other deliverables to which a holder of SWA Common Shares is entitled to OeKB. OeKB or its appointed agent will then deliver such materials to the persons identified on the OeKB eligible accounts to which the ADC interests are credited, or as otherwise instructed by them. Such materials will then be forwarded to the ADC holders through their intermediaries. In the case of ADC holders whose interests are held in trust by SWA or its appointed agent, such materials will be delivered directly to such holders or their intermediaries by SWA or its appointed agent.

(d)	Dividends, if any, will be distributed to ADC holders in the same manner as described for the dissemination of proxy materials and other deliverables.
4.6	Exchanging ADCs for SWA Common Shares
(a)	Upon receiving a request by a holder of ADCs to exchange such ADCs for the respective number of SWA Common Shares underlying such ADCs, OeKB will decrease the number of ADCs evidenced by the modifiable global certificate and OeKB or the custodian appointed by OeKB will arrange for release of the underlying SWA Common Shares and such SWA Common Shares will be credited to the appropriate account or a certificate will be delivered to such holder. If the ADC holder holds the ADCs through an OeKB participating depositary bank or custodian, such depositary bank or custodian should submit instructions to OeKB via his or her depositary bank to effect transfer of the SWA Common Shares underlying the ADCs in accordance with its procedures. OeKB or its appointed agent will then arrange for delivery of SWA Common Shares in registered or book entry form in the name of the appropriate registered owner or instruct SWA’s transfer agent to have the SWA Common Shares underlying the ADCs credited to the appropriate account. In the case of ADC holders whose interests are held in trust by SWA or its appointed agent, such holders should contact SWA or SWA’s transfer agent to request an exchange of their ADCs for SWA Common Shares.

(b)	Under the ADC Program, once an ADC holder has exchanged their ADCs for SWA Common Shares, they may not then re-exchange such SWA Common Shares for ADCs without the consent of SWA.
ARTICLE 5
DISSENT PROCEDURES
5.1	Dissent Procedures
          Holders of KHD Common Shares may exercise a right of dissent in connection with the Arrangement in accordance with the Dissent Procedures provided that, notwithstanding the provisions of subsection 238 of the BCBCA, the written objection to the special resolution to approve the Arrangement contemplated by subsection 242 of the BCBCA is received by KHD not later than 5:00 p.m. (Vancouver time) on the Business Day immediately prior to the date of the Meeting and provided further that holders who exercise such right of dissent and who:
(a)	are ultimately entitled to be paid fair value for their KHD Common Shares, which fair value, notwithstanding anything to the contrary contained in Section 238 of the BCBCA, shall be determined as of the Effective Time, shall be deemed to have transferred such KHD Common Shares to KHD for cancellation at the Effective Time; or

(b)	are ultimately not entitled, for any reason, to be paid fair value for their KHD Common Shares shall be deemed to have participated in the Arrangement on the basis set forth in Section 3.1 hereof;
but further provided that in no case shall KHD, SWA or any other person be required to recognize Dissenting Shareholders as holders of KHD Common Shares after the Effective Time and the names of such Dissenting Shareholders shall be deleted from the register of holders of KHD Common Shares at the Effective Time.
ARTICLE 6
DISTRIBUTION OF SWA COMMON SHARES
6.1	Delivery of SWA Common Shares to Shareholders
(a)	If, pursuant to this Plan of Arrangement, KHD distributes SWA Common Shares to Shareholders and not ADCs, then, notwithstanding anything to the contrary herein, the provisions of this Article 6 shall apply.

(b)	KHD shall, as soon as practicable following the Effective Date if KHD’s board of directors determines that the ADC Program cannot be established on commercially reasonable terms or would otherwise not be in the best interests of the Shareholders, forward or cause to be forwarded by ordinary prepaid post to each Registered Shareholder, at the address shown on the central securities register of KHD, the certificates representing one SWA Common Share for each KHD Common Share held by such Registered Shareholder in accordance with Section 3.1 hereof.

(c)	Each Registered Shareholder entitled to receive SWA Common Shares under the Arrangement shall be the registered holder for all purposes as of the Effective Date of the number of SWA Common Shares to which such Registered Shareholder is entitled. All distributions paid on or after the Effective Date on or in respect of any SWA Common Shares which a Registered Shareholder is entitled to receive pursuant to the Arrangement, but for which a certificate is not yet delivered to such Registered Shareholder in accordance with this Plan of Arrangement, shall be paid or made to such Registered Shareholder when such certificate is delivered to such Registered Shareholder in accordance with this Plan of Arrangement.

6.2	Withholding Rights
          KHD, SWA and their agents shall be entitled to deduct and withhold from all dividends or other distributions otherwise payable to any holder of SWA Common Shares such amounts as KHD, SWA or their agents are required or permitted to deduct and withhold with respect to such payment under the ITA and the regulations thereunder, the United States Internal Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.
6.3	Limitation and Proscription
          To the extent that KHD (or its designated agent) is unable to deliver the SWA Common Shares to which a Shareholder is entitled on or before the date which is six years after the Effective Date (the “final proscription date”), then the SWA Common Shares which such Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificate representing any SWA Common Shares shall be delivered to SWA by KHD (or its designated agent) for cancellation and shall be cancelled by SWA and the interest of the Shareholder in such SWA Common Shares shall be terminated as of the final proscription date.
6.4	No Fractional Shares
          No fractional SWA Common Shares will be issued to Shareholders and the number of SWA Common Shares to which each Shareholder is entitled will be rounded down to the next whole number and no payment will be made in respect of such a fractional share.
6.5	Illegality of Delivery of SWA Common Shares
     Notwithstanding the foregoing, if it appears to KHD, acting reasonably, that it would be contrary to applicable law to deliver the SWA Common Shares pursuant to the Arrangement to a person that is not a resident of Canada or the United States, the SWA Common Shares that otherwise would be delivered to that person shall be held by KHD or its designated agent for sale by KHD or such other person as appointed by KHD on behalf of that person.
ARTICLE 7
AMENDMENT
7.1	Amendment
          This Plan of Arrangement may at any time and from time to time before or after the holding of the Meeting, but not later than the Effective Date, be amended provided that such amendment is filed with the Court.

SCHEDULE L
INTERIM ORDER
[See attached document]

No. S = 074442
VANCOUVER REGISTRY
IN THE SUPREME COURT OF BRITISH COLUMBIA
IN THE MATTER OF SECTION 288 OF THE BRITISH COLUMBIA BUSINESS
CORPORATIONS ACT, S.B.C. 2002, CHAPTER 57, AS AMENDED
AND IN THE MATTER OF A PROPOSED ARRANGEMENT OF KHD HUMBOLDT
WEDAG INTERNATIONAL LTD CONCERNING THE DISPOSITION OF ASSETS TO ITS
SHAREHOLDERS IN EXCHANGE FOR A REDUCTION OF STATED CAPITAL.
INTERIM ORDER

	)	THE HONOURABLE	)	THURSDAY, THE
BEFORE	)	MR./ JUSTICE DAVIES	)	28TH DAY OF
	)		)	June, 2007
THIS APPLICATION of KHD Humboldt Wedag International Ltd., the Petitioner (the “Company”), coming on for hearing at Vancouver, British Columbia, on this date; AND UPON HEARING John C. Fiddick, counsel for the Petitioner; AND UPON READING Affidavit No. 1 of Michael Smith sworn June 27, 2007:
THIS COURT ORDERS that:
1.	The Company shall be permitted to call, hold and conduct a meeting (the “Meeting”) at which the Company’s shareholders (the “Shareholders”), being the holders of the Company’s common shares, will be asked to, among other things, consider and, if deemed advisable, pass, with or without variation, a special resolution (the “Arrangement Resolution”), a copy of which is attached as Schedule M to the Notice of Annual and Special Meeting and Management Information Circular (the “Information Circular”) of the Company dated June 22, 2007, to, among other things, approve the Arrangement Agreement (as defined in the Information Circular), a copy of which is attached as Schedule K to the Information Circular;

2.	The Meeting shall be called, held and conducted in accordance with the Notice of Annual and Special Meeting of Shareholders forming part of the Information Circular (the “Notice of Meeting”), the British Columbia Business Corporations Act, S.B.C. 2002, Chapter 57 (“BCBCA”), the articles and bylaws of the Company (including the quorum requirements thereof), and the terms of this Order and any further order of this Honourable Court;

3.	At the Meeting, the Company may also transact such other business as is contemplated by the Information Circular, or as otherwise may be properly brought before the Meeting;

4.	The Company is authorized to make such amendments, revisions and/or supplements to the arrangement (the “Arrangement”) set out in the Arrangement Agreement as it may determine, and the Arrangement as so amended, revised, and/or supplemented shall be the Arrangement to be submitted to the Shareholders at the Meeting and shall be the subject of the Arrangement Resolution;

5.	The Company, if it deems advisable, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Shareholders respecting the adjournment or postponement;

6.	The Company shall give notice of the Meeting, substantially in the form of the Notice of Annual and Special Meeting, subject to the Company’s ability to change the dates and other relevant information in the final form of the Notice of Annual and Special Meeting. The Notice of Annual and Special Meeting shall be mailed or delivered in accordance with paragraph 9 of this Order. Failure or omission to give notice in accordance with paragraph 9 of this Order, as a result of a mistake or of events beyond the control of the Company, shall not constitute a breach of this Order or a defect in the calling of the Meeting and shall not invalidate any resolution passed or proceedings taken at the Meeting, but if any such failure or omission is brought to the attention of the Company, then the Company shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances;

7.	The Company is hereby authorized and directed to distribute the Information Circular, subject to such amendments, revisions or supplements as the Company may determine. The Information Circular shall be mailed or delivered in accordance with paragraph 9 of this Order. The Information Circular shall have the within Notice of Application (the “Notice of Application”) and this Order attached as schedules thereto. Failure or omission to distribute the Information Circular in accordance with paragraph 9 of this Order as a result of a mistake or of events beyond the control of the Company shall not constitute a breach of this Order and shall not invalidate any resolution passed or proceedings taken at the Meeting, but if any such failure or omission is brought to the attention of the Company, then the Company shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances;

8.	The Company is authorized to use proxies at the Meeting, substantially in the forms accompanying the Information Circular, subject to the Company’s ability to insert dates and other relevant information in the final forms of proxy. The Company is authorized, at its expense, to solicit proxies, directly through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine. The Company may waive, in its discretion, the time limits for the deposit of proxies by the Shareholders if the Company deems it advisable to do so;

9.	The Notice of Application, this Order, the Notice of Annual and Special Meeting, the Information Circular, the forms of proxies, and any other communications or documents determined by the Company to be necessary or desirable (collectively, the “Meeting Materials”), shall be distributed by the Company to the Shareholders, to the directors and auditor of the Company, by mailing the same by prepaid ordinary mail (or, alternatively, by delivery, in person or by courier), not later than 21 days prior to the date established for the Meeting in the Notice of Annual and Special Meeting. Distribution to the Shareholders shall be to their addresses as they appear on the books and records of the Company as of June 22, 2007, or such later date as the Company may determine in accordance with the BCBCA (the “Record Date”). Distribution of the Meeting Materials to non-registered common shareholders of the Company shall be made by the Company complying with its obligations under National Instrument 54-101 of the Canadian Securities Administrators;

10.	No one other than those listed in the preceding paragraph of this Order shall be entitled to receive the Meeting Materials or attend the meeting;

11.	No other form of service of the Meeting Materials or any portion thereof need be made or notice given or other materials served in respect of this proceeding or the Meeting. Sending of the Meeting Materials, including the Notice of Application, as set out in paragraph 9 of this Order shall be good and sufficient service upon all those who may wish to appear in this proceeding. Service of the Meeting Materials shall be deemed to be effected on the fourth day following the day on which the Meeting Materials are mailed, and the Company shall not be required to serve any affidavits filed in support of the Amended Petition, any motions filed by the Company, any affidavits filed in support of such motions, or any orders made on application by the Company, except on written request of a Shareholder addressed to the solicitors of the Company at their address for delivery set out in paragraph 17;

12.	The only persons entitled to vote in person or by proxy on the Arrangement Resolution shall be the Shareholders as at the close of business on the Record Date;

13.	The Arrangement Resolution must be passed by the affirmative vote of at least two-thirds of the votes cast by the Shareholders, present in person or by proxy, at the Meeting; and

For the purpose of this paragraph, each Shareholder is entitled to one vote for each common share of the Company held, as determined as of the close of business (Vancouver time) on the Record Date, and illegible votes, spoiled votes, defective votes and abstentions shall be deemed not to be votes cast. Such votes shall be sufficient to authorize and direct the Company to do all such acts and things as may be necessary or desirable to give effect to the Arrangement on a basis consistent with what is provided for in the Information Circular without the necessity of any further approval by the Shareholders, subject only to final approval of the Arrangement by this Honourable Court;

14.	The Arrangement Agreement provides that, each Shareholder shall be entitled to exercise rights of dissent with respect to the Arrangement Resolution, in accordance with and in compliance with Part 8, Division 2 of the BCBCA, as varied by the Arrangement, provided that the notice of dissent to the Arrangement Resolution must be received by the Company not later than 5:00 p.m. (Vancouver time) on the second business day preceding the Meeting in accordance with section 242(1)(a) of the BCBCA;

15.	Upon the passing of the Arrangement Resolution pursuant to the provisions of this Order, the Company shall be permitted to apply by Notice of Application to this Honourable Court for final approval of the Arrangement;

16.	The only persons entitled to appear and be heard at the hearing of the application for final approval of the Arrangement shall be the Company and any person who has filed an Appearance to this proceeding pursuant to the Rules of Court;

17.	Any Appearance to this proceeding shall be served on counsel for the Company at the following address: Clark Wilson LLP, 800 — 885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3H1, Attention: John C. Fiddick. The time for appearance shall be abridged to 7 days following the fourth day following the day on which the Meeting Materials are mailed to shareholders of the Company residing outside British Columbia;
18.	In the event that the application for final approval of the Arrangement does not proceed on the date set forth in the Notice of Application, and is adjourned, only those parties having previously filed an Appearance shall be entitled to be given notice of the adjourned date; and

19.	The Company shall have leave to apply to vary this Order upon such terms and upon the giving of such notice as this Honourable Court may direct.

BY THE COURT

[ILLEGIBLE] DEPUTY DISTRICT REGISTRAR
APPROVED AS TO FORM:

[ILLEGIBLE] Counsel for the Petitioner

No. S- 074442
VANCOUVER REGISTRY
IN THE SUPREME COURT OF BRITISH COLUMBIA
IN THE MATTER OF SECTION 288 OF THE BRITISH
COLUMBIA
BUSINESS CORPORATIONS ACT,
S.B.C. 2002, CHAPTER 57, AS AMENDED
AND IN THE MATTER OF A PROPOSED
ARRANGEMENT OF THE COMPANY CONCERNING
THE DISPOSITION OF ASSETS TO ITS SHAREHOLDERS IN
EXCHANGE FOR A REDUCTION OF STATED CAPITAL

INTERIM ORDER
   File No. 27595-9

CLARK WILSON LLP
Barristers & Solicitors, Patent & Trade-mark Agents
800 — 885 West Georgia Street
Vancouver, BC, Canada V6C 3H1
Telephone: 604.687.5700
Attention: John C, Fiddick, File No.:

SCHEDULE M
ARRANGEMENT RESOLUTION
BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:
1. The arrangement (the “Arrangement”) under Section 288 of the British Columbia Business Corporations Act (the “BCBCA”) involving KHD Humboldt Wedag International Ltd. (the “Company”), the holders of common shares (“Common Shares”) of the Company, and SWA REIT LTD. (“SWA”), as more particularly described and set out in the management information circular (the “Circular”) of the Company dated June 22, 2007, as the same may be, or may have been, amended, modified or supplemented, is hereby authorized, approved and adopted;
2. The plan of arrangement (the “Plan of Arrangement”), involving the Company and SWA, the full text of which is set out as Schedule A to the Arrangement Agreement (as defined below), as the same may be, or may have been, amended, modified or supplemented, is hereby authorized, approved and adopted;
3. The arrangement agreement dated June 29, 2007 between the Company and SWA, included as Schedule K to the Circular, as the same may be, or may have been, amended, modified or supplemented (the “Arrangement Agreement”), the actions of the directors of the Company in approving the Arrangement and Arrangement Agreement and the actions of the directors of the Company in executing and delivering the Arrangement Agreement and causing the performance by the Company of its obligations thereunder, are hereby confirmed, ratified, authorized and approved and the Company is hereby authorized to deliver the Arrangement Agreement and to execute and deliver any other agreements and instruments necessary to effect the Arrangement, with such changes, if any, as may be authorized the officer or director executing the same on behalf of the Company, whose signature thereon will be conclusive evidence of such approval;
4. Notwithstanding the approval of this special resolution or the approval of the Supreme Court of British Columbia (the “Court”), as contemplated in the Arrangement Agreement, the board of directors of the Company are hereby authorized and empowered without further notice to, or approval of, the shareholders of the Company, but subject to the terms of the Arrangement Agreement and any order of the Court, amend or terminate the Arrangement Agreement and to revoke this resolution before it is acted upon at any time before the Arrangement becomes effective;
5. Any one officer or director of the Company is hereby authorized and directed for and on behalf of the Company, and under its corporate seal if required, to execute and to deliver for filing to the Registrar under the BCBCA in accordance with the Arrangement Agreement, articles of arrangement and such other documents as are necessary; and
6. Any one officer or director of Company is hereby authorized and directed for and on behalf of Company, under its corporate seal, if required, to execute or cause to be executed and to deliver or cause to be delivered, all such other documents, agreements and instruments and to perform or cause to be performed all such other acts and things as he or she may determine to be necessary or desirable to implement these resolutions and the matters authorized hereby, including the transactions contemplated or required by the Plan of Arrangement, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

SCHEDULE N
NOTICE OF APPLICATION FOR THE FINAL ORDER
No.
VANCOUVER REGISTRY
IN THE SUPREME COURT OF BRITISH COLUMBIA
IN THE MATTER OF SECTION 288 OF THE BRITISH COLUMBIA BUSINESS CORPORATIONS ACT, S.B.C.
2002, C. 57, AS AMENDED
IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING KHD HUMBOLDT WEDAG
INTERNATIONAL LTD. CONCERNING THE DISPOSITION OF ASSETS TO ITS SHAREHOLDERS IN
EXCHANGE FOR A REDUCTION OF STATED CAPITAL
PETITIONER
NOTICE OF APPLICATION
TO:      KHD Humboldt Wedag International Ltd. (the “Company”) and its Shareholders
NOTICE is hereby given that a Petition has been filed by the Company in the Supreme Court of British Columbia for approval of an arrangement (the “Arrangement”) pursuant to section 288 of the British Columbia Business Corporations Act, S.B.C. 2002, Chapter 57, as amended (the “BCBCA”);
AND NOTICE IS FURTHER GIVEN that by an Interim Order of the Supreme Court of British Columbia was pronounced on Wednesday, June 27, 2007, the Court has given directions as to the calling, holding, and conduct of an Annual and Special Meeting of the holders of the Company’s common shares for the purpose of considering and voting upon the Arrangement under section 288 of the BCBCA, and for various other matters related to the Arrangement;
AND NOTICE IS FURTHER GIVEN that an application for a final order approving the Arrangement will be made before the presiding Judge or Master in Chambers at the Courthouse, 800 Smithe Street, in the City of Vancouver, in the Province of British Columbia, on August 14, 2007, at the hour of 9:45 a.m., or so soon thereafter as counsel may be heard.
If you wish to be heard, any securityholder of the Petitioner affected by the final order sought may appear (either in person or by counsel) and make submissions at the hearing of the application for the final order if such person has filed with the Court at the Vancouver Registry, 800 Smithe Street, Vancouver, British Columbia, an Appearance in

the form prescribed by the Rules of Court of the Supreme Court of British Columbia, and delivered a copy of the filed Appearance to the Petitioner at its address for delivery set out herein.
The Petitioner’s address for delivery is c/o Clark Wilson LLP, 800 – 885 West Georgia Street, Vancouver, British Columbia, V6C 3H1, Attention: John C. Fiddick.
If you wish to be notified of any adjournment of the application for the final order, you must give notice of your intention by filing and delivering the form of “Appearance” as aforesaid. You may obtain a form of “Appearance” at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, V6Z 3E1.
At the hearing of the application for the final order, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court deems fit.
If you do not file an Appearance and attend either in person or by counsel at the time of such hearing, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, all without any further notice to you. If the Arrangement is approved, it will significantly affect the rights of the securityholders of the Petitioner.
A copy of the Petition and other documents in this proceeding will be furnished to any securityholder of the Petitioner upon request in writing addressed to the solicitors of the Petitioner at their address for delivery set out above.
Dated at Vancouver, British Columbia, this 27th day of June, 2007.

(Signed) Clark Wilson LLP Counsel for the Petitioner

No. S-
Vancouver Registry

IN THE SUPREME COURT OF
BRITISH COLUMBIA
IN THE MATTER OF AN APPLICATION FOR APPROVAL OF
AN ARRANGEMENT UNDER SECTION 288
OF THE BRITISH COLUMBIA BUSINESS CORPORATIONS ACT,
S.B.C. 2002, C. 57, AS AMENDED
IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
KHD HUMBOLDT WEDAG INTERNATIONAL LTD. CONCERNING
THE DISPOSITION OF ASSETS TO ITS SHAREHOLDERS IN
EXCHANGE FOR A REDUCTION OF STATED CAPITAL

NOTICE OF APPLICATION

File No. 27595-8
CLARK WILSON LLP
Barristers & Solicitors, Patent & Trade-mark Agents
800 – 885 West Georgia Street
Vancouver, British Columbia V6C 3H1
Telephone: 604.687.5700
Facsimile: 604.687.6314
JOHN C. FIDDICK
Direct Line: 604-643-3159

SCHEDULE O
PART 8 — PROCEEDINGS
DIVISION 2 — DISSENT PROCEEDINGS
237.	Definitions and application —

(1)	In this Division:
“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;
“notice share” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;
“payout value” means,
(a)	in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b)	in the case of a dissent in respect of an arrangement approved by a court order made under section 291(2)(c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement, or

(c)	in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.
(2)	This Division applies to any right of dissent exercisable by a shareholder except to the extent that
(a)	the court orders otherwise, or

(b)	in the case of a right of dissent authorized by a resolution referred to in section 238(l)(g), the court orders otherwise or the resolution provides otherwise.
238.	Right to dissent —
(1) A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:
(a)	under section 260, in respect of a resolution to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

(b)	under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c)	under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d)	in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)	under section 301(5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f)	under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g)	in respect of any other resolution, if dissent is authorized by the resolution;

(h)	in respect of any court order that permits dissent.
(2) A shareholder wishing to dissent must
(a)	prepare a separate notice of dissent under section 242 for
(i)	the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and

(ii)	each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting, and
(b)	identify in each notice of dissent, in accordance with section 242(4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c)	dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.
(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must
(a)	dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b)	cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.
239.	Waiver of right to dissent —
(1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.
(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must
(a)	provide to the company a separate waiver for
(i)	the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and

(ii)	each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and
(b)	identify in each waiver the person on whose behalf the waiver is made.
(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a)	the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b)	any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.
(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.
240.	Notice of resolution—
(1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,
(a)	a copy of the proposed resolution, and

(b)	a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.
(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,
(a)	a copy of the proposed resolution, and

(b)	a statement advising of the right to send a notice of dissent.
(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not consented to, or voted in favour of, the resolution, whether or not their shares carry the right to vote,
(a)	a copy of the resolution,

(b)	a statement advising of the right to send a notice of dissent, and

(c)	if the resolution has passed, notification of that fact and the date on which it was passed.
(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.
241. Notice of court orders — If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent
(a)	a copy of the entered order, and

(b)	a statement advising of the right to send a notice of dissent.
242.	Notice of dissent —
(1) A shareholder intending to dissent in respect of a resolution referred to in section 238(l)(a), (b), (c), (d), (e) or (f) must,
(a)	if the company has complied with section 240(1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b)	if the company has complied with section 240(3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c)	if the company has not complied with section 240(1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of
(i)	the date on which the shareholder learns that the resolution was passed, and

(ii)	the date on which the shareholder learns that the shareholder is entitled to dissent.
(2) A shareholder intending to dissent in respect of a resolution referred to in section 238(1)(g) must send written notice of dissent to the company
(a)	on or before the date specified by the resolution or in the statement referred to in section 240(2)(b) or (3)(b) as the last date by which notice of dissent must be sent, or

(b)	if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.
(3) A shareholder intending to dissent under section 238(l)(h) in respect of a court order that permits dissent must send written notice of dissent to the company
(a)	within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b)	if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.
(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:
(a)	if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect,

(b)	if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and
(i)	the names of the registered owners of those other shares,

(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)	a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;
(c)	if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and
(i)	the name and address of the beneficial owner, and

(ii)	a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.
(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.
243.	Notice of intention to proceed —
(1) A company that receives a notice of dissent under section 242 from a dissenter must,
(a)	if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of
(i)	the date on which the company forms the intention to proceed, and

(ii)	the date on which the notice of dissent was received, or
(b)	if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.
(2) A notice sent under subsection (a) or (b) of this section must
(a)	be dated not earlier than the date on which the notice is sent,

(b)	state that the company intends to act, or has acted, as the case may be on the authority of the resolution or court order, and

(c)	advise the dissenter of the manner in which dissent is to be completed under section 244.
244.	Completion of dissent —
(1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,
(a)	a written statement that the dissenter requires the company to purchase all of the notice shares,

(b)	the certificates, if any, representing the notice shares, and

(c)	if section 242(4)(c) applies, a written statement that complies with subsection (2) of this section.
(2) The written statement referred to in subsection (1)(c) must
(a)	be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b)	set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i)	the names of the registered owners of those other shares,

(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)	that dissent is being exercised in respect of all of those other shares.
(3)	After the dissenter has complied with subsection (1),
(a)	the dissenter is deemed to have sold to the company the notice shares, and

(b)	the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.
(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.
(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.
(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.
245. Payment for notice shares —
(1) A company and a dissenter who has complied with section 244(1) may agree on the amount of the payout value of the notice shares and, in that event, the company must
(a)	promptly pay that amount to the dissenter, or

(b)	if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.
(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may
(a)	determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b)	join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244(1), and

(c)	make consequential orders and give directions it considers appropriate.
(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2)(a) of this section, the company must

(a)	pay to each dissenter who has complied with section 244(1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

(b)	if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.
(4) If a dissenter receives a notice under subsection (l)(b) or (3)(b),
(a)	the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b)	if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.
(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that
(a)	the company is insolvent, or

(b)	the payment would render the company insolvent.
246. Loss of right to dissent — The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:
(a)	the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b)	the resolution in respect of which the notice of dissent was sent does not pass;

(c)	the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d)	the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e)	the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f)	a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g)	with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h)	the notice of dissent is withdrawn with the written consent of the company;

(i)	the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

247.	Shareholders entitled to return of shares and rights’— If under section 244(4) or (5), 245(4)(a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,
(a)	the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244(l)(b) or, if those share certificates are unavailable, replacements for those share certificates,

(b)	the dissenter regains any ability lost under section 244(6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c)	the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

SCHEDULE A
DELIVERY PROCEDURES FOR THE DISTRIBUTION OF SWA COMMON SHARES
If, pursuant to the Arrangement Agreement, the Company distributes SWA Common Shares instead of ADC to the Shareholders, then on or as soon as practicable after the Effective Date, the Company and/or SWA will deposit with SWA’s transfer agent or arrange to be delivered certificates representing the aggregate number of SWA Common Shares to be distributed to the Shareholders in connection with the Arrangement. The Company and/or SWA will promptly thereafter instruct SWA’s transfer agent to forward or cause to be forwarded by ordinary prepaid post to each Registered Shareholder, at the address shown on the central securities register of the Company, the certificates representing the number of SWA Common Shares to which each Registered Shareholder is entitled pursuant to the Arrangement.
Each Registered Shareholder entitled to receive SWA Common Shares under the Arrangement will be the registered holder for all purposes as of the Effective Date of the number of SWA Common Shares to which such Registered Shareholder is entitled. All distributions paid on or after the Effective Date on or in respect of any SWA Common Shares which a Registered Shareholder is entitled to receive pursuant to the Arrangement, but for which a certificate is not yet delivered to such Registered Shareholder in accordance with the Plan of Arrangement, will be paid or made to such Registered Shareholder when such certificate is delivered to such Registered Shareholder in accordance with the Plan of Arrangement.
The Company, SWA and SWA’s transfer agent are entitled to deduct and withhold from all dividends or other distributions otherwise payable to any holder of SWA Common Shares such amounts as the Company, SWA or SWA’s transfer agent is required or permitted to deduct and withhold with respect to such payment under the ITA and the regulations thereunder, the United States Internal Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes hereof as having been paid to the holder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.
No fractional SWA Common Shares will be issued to Shareholders as the distribution will be made on a 1-for-1 basis.
To the extent that SWA’s transfer agent is unable to deliver the SWA Common Shares to which a Shareholder is entitled on or before the date which is six years after the Effective Date, then the SWA Common Shares which such Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificate representing such SWA Common Shares shall be delivered to SWA by SWA’s transfer agent for cancellation and shall be cancelled by SWA and the interest of the Shareholder in such SWA Common Shares shall be terminated as of such date.

Suite 702, 7th Floor
Ruttonjee House, Ruttonjee Centre
11 Duddell Street, Central, Hong Kong SAR, China
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of the common shareholders of KHD Humboldt Wedag International Ltd. (the “Company”) will be held at the offices of the Company at Suite 702, 7th Floor, Ruttonjee House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China, on Friday, the 27th day of July, 2007 at 10:00 a.m. (Hong Kong time) for the following purposes:
1.	To receive and consider the financial statements of the Company for the fiscal year ended December 31, 2006, together with the report of the auditors thereon;

2.	To re-elect two Class II directors of the Company;

3.	To ratify the appointment of Deloitte & Touche LLP as independent auditors of the Company for the prior year and to re-appoint them to hold such office until the close of the next annual meeting of the Company, and to authorize the directors to fix the remuneration of the independent auditors for the ensuing year;

4.	To consider, pursuant to an interim order (the “Interim Order”) of the Supreme Court of British Columbia dated June 28, 2007, and if deemed appropriate, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is reproduced as Schedule M to the Company’s management information circular (the “Management Information Circular”), approving the arrangement (the “Arrangement”) under Section 288 of the British Columbia Business Corporations Act involving the Company and SWA REIT LTD. (“SWA”), a newly formed corporation under the Barbados Companies Act, pursuant to which, among other things, certain real estate interests and other assets indirectly held by the Company will be indirectly transferred to SWA and Austrian depositary certificates representing the common shares of SWA (or common shares of SWA) held by the Company will be distributed, pro rata, to the Company’s shareholders (other than registered shareholders who properly exercise the right to dissent in respect of the Arrangement Resolution) in exchange for a reduction in the paid up capital with respect to the Company’s common shares, as more particularly described in the Management Information Circular;

5.	To consider and, if thought fit, to pass, with or without variation, a special resolution as more particularly set forth in the Management Information Circular approving: (i) the 2-for-1 forward split of the Company’s common shares with the Company’s board of directors having sole and complete discretion as to whether or not to proceed with the forward stock-split notwithstanding receipt of shareholder approval for the forward stock-split, and (ii) such actions of the directors and officers of the Company as in their discretion they deem necessary or expedient to effectuate the purpose of such forward stock-split with the registrar under the British Columbia Business Corporations Act and the New York Stock Exchange; and

6.	To transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.
The Arrangement is subject to shareholder approval pursuant to the Interim Order. The Interim Order (attached as Schedule L to the Management Information Circular) provides that, in order for the Arrangement to be implemented, the Arrangement Resolution must be passed, with or without variation, (i) by the affirmative vote of not less than two-thirds of the votes cast in respect thereof by the holders of the Company’s common shares. Before the Arrangement can become effective, it must be approved by a final order (the “Final Order”) of the Supreme Court of British Columbia. A copy of the Interim Order and the Notice of Application for the Final Order are attached as Schedules L and N, respectively, to the Management Information Circular. Any holders of the Company’s common shares may participate, be represented and present evidence or arguments at the hearing for the Final Order. Reference is made to the requisite approvals and completion of the Arrangement as described in the Management Information Circular under the heading “The Arrangement — Overview of the Arrangement — Court Approval and Completion of the Arrangement”.
The Arrangement will be completed pursuant to the Arrangement Agreement between the Company and SWA, a copy of which is attached as Schedule K to the Management Information Circular. A description of the Arrangement and the other matters to be dealt with at the Meeting is also included in the Management Information Circular.
Also accompanying this Notice is a form of proxy whereby registered shareholders can vote on the matters at the Meeting and a request form whereby shareholders may request to be added to the Company’s supplemental mailing list. These documents provide additional information relating to the matters to be dealt with at the Meeting and form part of this Notice.
The share transfer books of the Company will not be closed, but the Company’s board of directors has fixed June 22, 2007 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting or at any adjournment or adjournments thereof. Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the Management Information Circular.
Shareholders of record who are unable to attend the Meeting in person are requested to complete, sign and date the enclosed form of proxy and return the form of proxy in the enclosed return envelope provided for that purpose. If you receive more than one form of proxy because you own common shares registered in different names or at different addresses, each form of proxy should be completed and returned. A form of proxy will not be valid unless it is deposited to the attention of the President of the Company, Unit 702, 7th Floor, Ruttonjee House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China by mail or by hand, at any time up to and including the last business day before the day of the Meeting or any adjournment or adjournments thereof or deposited with the Chairman of the Meeting on the date but prior to the commencement of the Meeting.
If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your common shares not being eligible to be voted at the Meeting.
Pursuant to the Interim Order, registered holders of the Company’s common shares have been granted the right to dissent in respect of the Arrangement Resolution and to be paid fair value for their common shares. The right of dissent is described in the Management Information Circular under the heading “Dissent Rights”.
DATED this 22nd day of June, 2007.
ON BEHALF OF THE BOARD OF DIRECTORS

(Signed) Michael J. Smith

Michael J. Smith
Chairman of the Board
KHD Humboldt Wedag International Ltd.
YOUR VOTE IS IMPORTANT. PLEASE PROMPTLY SUBMIT YOUR PROXY.

The instructions accompanying this Letter of Transmittal should be read carefully before completing this Letter of Transmittal. Contact the Company (see below for address and telephone number) or your broker or other financial advisor for assistance in completing this Letter of Transmittal.
LETTER OF TRANSMITTAL
to request transfer of Austrian depositary
certificates representing common shares of
SWA REIT LTD. (the “Company”)
This Letter of Transmittal must be properly completed, signed and delivered in accordance with the instructions set out below in order to receive the Austrian depositary certificates (“ADCs”) representing common shares of the Company distributed by KHD Humboldt Wedag International Ltd. (“KHD”) in connection with the proposed arrangement (the “Arrangement”) under the British Columbia Business Corporations Act involving KHD, the Company and the shareholders of KHD (the “KHD Shareholders”) to be considered at the annual and special meeting of the KHD Shareholders to be held on July 27, 2007. Capitalized terms used but not defined herein which are defined in the Management Information Circular of KHD dated June 22, 2007 (the “Circular”) have the meanings set out in the Circular.
Pursuant to the Arrangement, KHD Shareholders are entitled to receive one ADC for every common share of KHD held by such KHD Shareholder. No fractional ADCs will be issued, as the distribution is on a one-for-one basis. KHD Shareholders with OeKB eligible accounts will receive ADCs directly. All remaining ADCs are to be held in trust by SWA or its designated agent. KHD Shareholders who establish a brokerage account which is suitable for the acceptance of ADCs issued by Oesterreichische Kontrollbank (“OeKB”) and/or OeKB participants (such account, an “OeKB eligible account”) may use this Letter of Transmittal to request the transfer of the ADCs held in trust by SWA or its agent to which such KHD Shareholder is entitled.
The Arrangement Agreement provides that if KHD’s board of directors determine, in their sole discretion, that the ADC Program cannot be established on commercially reasonable terms or would otherwise not be in the best interests of the KHD Shareholders, KHD may distribute common shares of SWA instead of ADCs. In such event, the KHD Shareholders will not receive ADCs.

Letter of Transmittal

TO:           SWA REIT LTD.
Please provide details regarding the KHD Common Shares with respect to which ADCs are being requested in the chart below:
DETAILS REGARDING KHD COMMON HELD*
(if insufficient space, attach a list in the form below)

Number of KHD Common
Shares with respect to which
ADCs are being requested	Certificate No(s)	Name in which Registered

*Note: if the information in the above chart cannot be independently verified by the Company, additional evidence may be required before ADCs will be transferred.
TOTAL NUMBER OF ADCs BEING REQUESTED FOR TRANSFER:

Letter of Transmittal

The undersigned, registered holder(s) of KHD Common Shares, hereby represents and warrants that:
(a)	the undersigned had, as of the distribution date set by the National Association of Securities Dealers, of the Arrangement (the “Distribution Date”), good and sufficient authority to exercise their rights with respect to the KHD Common Shares listed in the above chart (the “Represented Shares”) and has not sold, assigned transferred or agreed to sell, assign or transfer the Represented Shares to any other person;
(b)	that such Represented Shares, as of the Distribution Date, of the Arrangement, are free from all liens, charges, encumbrances, claims and adverse interests; and
(c)	the undersigned owned the Represented Shares within the meaning of the applicable securities laws as of the Distribution Date, of the Arrangement.
It is understood that upon: (a) receipt of this Letter of Transmittal and (b) completion of the Arrangement and (c) delivery of ADCs held in trust by the Company or its agent pursuant thereto, the Company will, as soon as practicable, release such requested ADCs to which the undersigned is entitled pursuant to the Arrangement and instruct its designated custodian or depositary bank to credit or cause to be credited such ADCs to the undersigned’s OeKB eligible account pursuant to the information provided below.
The undersigned hereby requests that the Company credit or cause to be credited the ADCs being requested in this Letter of Transmittal to their OeKB eligible account pursuant to the information provided below.

Letter of Transmittal

OeKB Eligible Account Information
Transfer the ADCs requested by this Letter of Transmittal to:
c/o                                                            (Name of OeKB eligible account holder)
Provide all necessary OeKB eligible account information for transfer of the ADCs:*

*Any questions relating to the information required above for the transfer of ADCs should be directed to the Company.
INSTRUCTION: In addition to the information required to transfer the ADC interests, please provide your current brokerage account information, including name, address and phone number.

Letter of Transmittal

INSTRUCTIONS — SHAREHOLDER SIGNATURE(S)
This box must be signed by the undersigned exactly as the name(s) appear(s) on the KHD Common Share certificate(s) or by transferee(s) of original registered holder(s) authorized to become the holder(s) of the ADCs requested by this Letter of Transmittal. See Instruction 2 below. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or any other person acting in a fiduciary or representative capacity, please provide the information described in Instruction 3.

SIGNATURE OF KHD SHAREHOLDER(S)

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

(Telephone . Business Hours)

(Social Insurance or Tax Identification Number)

Dated:

U.S. PERSONS
The undersigned represents and warrants that:
☐ It is a U.S. Person and its Taxpayer Identification Number is:                                         ; OR
☐ It is not a U.S. Person.

Letter of Transmittal

INSTRUCTIONS
1.	Use of Letter of Transmittal

(a)	This Letter of Transmittal, or a manually executed facsimile copy thereof, properly completed and duly executed as required by the instructions set forth below and all other documents required by this Letter of Transmittal, must be received by the Company at its offices as specified below.

(b)	The method of delivery of this Letter of Transmittal and all other required documents is at the option and risk of the person depositing same, and delivery will be deemed effective only when such documents are actually received. The Company recommends that such documents be delivered by hand to the Company and a receipt obtained. If such documents are mailed, the Company recommends that registered mail with return receipt be used and that proper insurance be obtained. KHD Shareholders whose KHD Common Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in completing this form.

2.	Signatures
This Letter of Transmittal must be completed and signed by KHD Shareholder(s) or by such KHD Shareholder(s)’s duly authorized representative (in accordance with Instruction 3).
(a)	If this Letter of Transmittal is signed by the registered owner(s) of the accompanying copies of the certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) is held of record by two or more joint owners, all such owners must sign this Letter of Transmittal.
(b)	If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Represented Shares or if ADCs are to be credited to an OeKB eligible account of a person other than registered holder(s), please contact the Company for further instructions.
3.	Fiduciaries, Representatives and Authorizations
Where this Letter of Transmittal or any certificate or share transfer power of attorney is executed by a person on behalf of an executor, administrator, trustee, guardian, attorney-in-fact, agent, corporation, partnership or association, or is executed by any other person acting in a fiduciary or representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act.

Letter of Transmittal

4.	Miscellaneous

(a)	If the space on this Letter of Transmittal is insufficient to list all certificates for Represented Shares, additional certificate numbers and number of Represented Shares may be included in a separate signed list affixed to this Letter of Transmittal.

(b)	If Represented Shares are registered in different forms (e.g. “Joe Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(c)	No alternative, conditional or contingent Letters of Transmittal will be accepted.

(d)	Additional copies of the Circular and the Letter of Transmittal may be obtained from the Company at the address listed below.

5.	Lost Certificates
If a share certificate has been lost, mutilated or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, mutilation or destruction of the share certificate, to the Company. The Company will respond with the replacement requirements that will include a statutory declaration and indemnity. If a share certificate has been lost or destroyed, please ensure that you provide your telephone number so that you may be contacted in respect to the foregoing.
Office of the Company, SWA REIT LTD.
By Mail, Registered Mail, Hand or by Courier
Unit 803, 8th Floor, Dina House
Ruttonjee Centre, 11 Duddell Street
Central, Hong Kong SAR, China
Phone: 011-(852) 2840-1230
Fax: 011-(852) 2840-1260
Any questions and requests for assistance may be directed by KHD Shareholders to the Depositary at its telephone number and location set out above.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
SUPPLEMENTAL MAILING LIST FORM
National Instrument 51-102 Continuous Disclosure Obligations mandates that KHD Humboldt Wedag International Ltd. (the “Company”) send annually a request form to registered holders and beneficial owners of securities to enable such holders and owners to request a copy of the Company’s annual financial statements and related MD&A and/or interim financial statements and related MD&A (collectively, the “Statements”), in accordance with the procedures set out in National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer. If you wish to receive either or both of the Statements, you must complete this form and forward it to the Company at the following address:
KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
Suite 702, 7th Floor, Ruttonjee House, Ruttonjee Centre,
11 Duddell Street, Central, Hong Kong SAR, China
Please note that both registered holders and beneficial owners should return the form; registered holders will not automatically receive the Statements (registered holders are those with shares registered in their name; beneficial owners have their shares registered in an agent, broker, or bank’s name).
*******
If you wish to receive the Statements, please complete below and return.

(Please PRINT your name and address)

Interim Financial Statements and MD&A

Annual Financial Statements and MD&A

(First Name and Surname)

(Number and Street) (Apartment/Suite)

(City, Province/State)

(Postal Code)

(Email Address)
Signed:

(Signature of Shareholder)

Dated:

Mark Here for Address Change or Comments ☐
PLEASE SEE REVERSE SIDE

	FOR ALL	WITHHELD FOR ALL
1. The re-election of the following Class II directors of the Company: (01) Dr. Shuming Zhao as a Class II director. (02) Dr. Kelvin K. Yao as a Class II director.	☐	☐

Withheld for the nominees you list below: (Write that nominee's name in the space provided below.)

____

	FOR	AGAINST	ABSTAIN
2. The ratification of the appointment of Deloitte & Touche LLP as auditors of the Company for the previous year.	☐	☐	☐
3. The reappointment of Deloitte & Touche LLP as auditors of the Company for the ensuing year.	☐	☐	☐
4. The authorization to the directors to fix the remuneration to be paid to the auditors for the ensuing year.	☐	☐	☐
5. The approval of the Arrangement Resolution in the form attached as Schedule M to the management information circular delivered to the Company's shareholders in connection with the Meeting.	☐	☐	☐
6. The approval of the 2-for-1 forward split of the Company's common shares with the Company's board of directors having sole discretion as to whether or not to proceed.	☐	☐	☐

7. The transaction of such further and other business as may properly come before the Meeting.

Dated: ______________________________, 2007

____
Signature

____
Name (Please Print)

Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

▲ FOLD AND DETACH HERE ▲

NOTES:

1. This proxy confers discretionary authority with respect to amendments or variations of the matters identified in the Notice of Meeting or other matters which might properly come before the Meeting or any adjournment or adjournments thereof.

2. **A shareholder has the right to appoint a person (who need not be a shareholder) to represent him or her at the Meeting other than the persons specified above. If you desire to designate as proxyholder a person other than Michael J. Smith or Rene Randall, you should strike out their names and insert on the space provided the name of the person you desire to designate as proxyholder or complete another proper Form of Proxy.**

3. A proxy, to be valid, must be dated and signed by a shareholder or his or her attorney authorized in writing or, where a shareholder is a corporation, by a duly authorized officer or attorney of the corporation. If a proxy is executed by an attorney for an individual shareholder, or by an officer or attorney of a corporate shareholder not under its seal, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof must accompany the proxy instrument. If this proxy is not dated, it will be deemed to bear the date on which it was mailed to shareholders.

Choose **MLink**℠ for fast, easy and secure 24/7 online access to your future proxy materials, investment plan statements, tax documents and more. Simply log on to **Investor ServiceDirect**® at www.lasalleshareholderservices.com/isd/ where step-by-step instructions will prompt you through enrollment.

PROXY

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

The undersigned, a registered shareholder of the Company, hereby appoints Michael J. Smith or failing him, Rene Randall, or instead of any of them, ____ , as proxyholder, with power of substitution, to attend and vote in respect of all shares registered in the name of the undersigned at the Meeting and at any adjournments thereof. The undersigned revokes any proxy previously given with reference to the Meeting or any adjournments thereof. Without limiting the general powers conferred, the said proxyholder is directed to vote as indicated upon the following matters:

(continued on reverse side)

Address Change/Comments (Mark the corresponding box on the reverse side)

▲ FOLD AND DETACH HERE ▲

You can now access your KHD Humboldt Wedag International Ltd. account online.

Access your KHD Humboldt Wedag International Ltd. shareholder account online via Investor ServiceDirect® (ISD).

Mellon Investor Services LLC, Transfer Agent for KHD Humboldt Wedag International Ltd., makes it easy and convenient to get current information on your shareholder account.

- View account status
- View certificate history
- Establish/change your PIN
- Make address changes

Visit us on the web at http://www.melloninvestor.com

Call 1-877-978-7778 Monday-Friday
Between 9am-7pm, Eastern Time

PRINT AUTHORIZATION

To commence printing on this proxy card please sign, date and fax this card to: 732-802-0260

SIGNATURE:________________________________ **DATE:**________

☐ Mark this box if you would like the Proxy Card EDGARized: ☐ ASCII ☐ EDGAR II (HTML)

(THIS BOXED AREA DOES NOT PRINT) **Registered Quantity 800.00**

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

/s/ Michael J. Smith Michael J. Smith, Chairman of the Board,
Chief Financial Officer and Secretary
Date: July 3, 2007